As confidentially submitted to the Securities and Exchange Commission on November 6, 2020
This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM S-1
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933
Home Point Capital Inc.
(Exact name of registrant as specified in its charter)
Delaware	6162	47-1776572
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
2211 Old Earhart Road, Suite 250
Ann Arbor, Michigan 48105
Telephone: (888) 616-6866
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Maria N. Fregosi
Chief Financial Officer
2211 Old Earhart Road, Suite 250
Ann Arbor, Michigan 48105
Telephone: (888) 616-6866
(Name, address, including zip code, and telephone number, including area code, of agent for service)
With copies to:
Joseph H. Kaufman, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, NY 10017 (212) 455-2000	Michael Kaplan, Esq. Shane Tintle, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000
Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐
CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common stock, par value $0.01 per share	$	$
(1)	Includes additional shares of common stock that the underwriters have the option to purchase. See “Underwriting.”
(2)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended.
(3)	To be paid in connection with the initial filing of the registration statement.
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. Neither we nor the selling stockholders may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state or other jurisdiction where the offer or sale is not permitted.
Subject to completion, dated    , 2021
Preliminary Prospectus
     Shares
Home Point Capital Inc.
Common Stock
This is our initial public offering. We are offering     shares of our common stock. The selling stockholders identified in this prospectus are offering     shares of our common stock. We will not receive any proceeds from the sale of the shares being sold by the selling stockholders. No public market currently exists for our common stock.
We anticipate that the initial public offering price will be between $    and $    per share of common stock. We intend to apply to list our common stock on the     under the symbol “HMPT.”
We are an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and under applicable Securities and Exchange Commission, or the SEC, rules and have elected to take advantage of certain reduced public company reporting requirements for this prospectus and future filings.
Following the completion of this offering, investment entities directly or indirectly managed by Stone Point Capital, which we refer to as the Trident Stockholders, will beneficially own approximately    % of the voting power of our common stock (or    % if the underwriters exercise their option to purchase additional shares in full). As long as the Trident Stockholders continue to own a majority of the voting power of our outstanding common stock, they will be able to control any action requiring the general approval of our stockholders, including the election and removal of directors, any amendments to our amended and restated certificate of incorporation and the approval of any merger or sale of all or substantially all of our assets. Accordingly, we will be a “controlled company” within the meaning of the corporate governance rules of the    . See “Management—Controlled Company” and “Principal and Selling Stockholders.”
Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 27 of this prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
	Per Share	Total
Price to the public	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us (before expenses)	$	$
Proceeds to the selling stockholders (before expenses)	$	$
(1)	See “Underwriting” for additional information regarding underwriter compensation.
The selling stockholders have granted the underwriters an option to purchase up to an additional     shares of common stock from the selling stockholders at the initial price to the public less the underwriting discounts and commissions, to cover over-allotments, if any, within 30 days from the date of this prospectus. We will not receive any proceeds from the sale of our common stock by the selling stockholders pursuant to any exercise of the underwriters’ option to purchase additional shares.
The underwriters expect to deliver the shares of common stock on or about    , 2021.
Joint Book-Running Managers
Co-Managers
The date of this prospectus is    , 2021.

None of us, the selling stockholders or the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. None of us, the selling stockholders or the underwriters take responsibility for, or can provide assurance as to the reliability of, any other information that others may give to you. This prospectus is an offer to sell only the shares offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of the date hereof, regardless of the time of delivery of this prospectus or of any sale of the shares of common stock. Our business, financial condition, results of operations, and prospects may have changed since that date.
For investors outside the United States: we and the selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. None of us, the selling stockholders or the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside the United States.
i

GLOSSARY
As used in this prospectus, unless the context otherwise requires:
•	“An Agency” or “Agencies” refers to Ginnie Mae, the FHA, the VA, the USDA and/or GSEs.
•	“CFPB” refers to the Consumer Financial Protection Bureau.
•	“Fannie Mae” refers to the Federal National Mortgage Association.
•	“FHA” refers to the Federal Housing Administration.
•	“Freddie Mac” refers to the Federal Home Loan Mortgage Corporation.
•	“Ginnie Mae” refers to the Government National Mortgage Association.
•	“GSE” refers to Government-Sponsored Enterprises, such as Fannie Mae and Freddie Mac.
•	“Holdings” refers to Home Point Capital LP, a Delaware limited partnership, the direct parent of Home Point Capital Inc.
•	“HUD” refers to the U.S. Department of Housing and Urban Development.
•	“MBS” refers to mortgage-backed securities—a type of asset-backed security that is secured by a group of mortgage loans.
•
“MSRs” refers to mortgage servicing rights—the right and obligation to service a loan or pool of loans and to receive a servicing fee as well as certain ancillary income. MSRs may be bought and sold, resulting in the transfer of loan servicing obligations. MSRs are designated as such when the benefits of servicing the loans are expected to adequately compensate the servicer for performing the servicing.

•	“Sponsor” or “Stone Point Capital” refers to Stone Point Capital LLC.
•
“Trident Stockholders” refers, collectively, to one or more investment entities directly or indirectly managed by Stone Point Capital, including Trident VI, L.P., Trident VI Parallel Fund, L.P., Trident VI DE Parallel Fund, L.P. and Trident VI Professionals Fund, L.P.

•	“USDA” means the U.S. Department of Agriculture.
•	“VA” means the U.S. Department of Veterans Affairs.
ii

INDUSTRY AND MARKET DATA
The data included elsewhere in this prospectus regarding the markets and industry in which we operate, including the size of certain markets and our position and the position of our competitors within these markets, are based on reports of government agencies, published industry sources and estimates based on our management’s knowledge and experience in the markets in which we operate. Data regarding the industries in which we compete and our market position and market share within these industries are inherently imprecise and are subject to significant business, economic and competitive uncertainties beyond our control, but we believe that they generally indicate size, position and market share within these industries. Our own estimates have been based on information obtained from our trade and business organizations and other contacts in the markets in which we operate.
We believe these estimates to be accurate as of the date of this prospectus. However, this information may prove to be inaccurate because of the method by which we obtained some of the data for the estimates or because this information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties. Third-party industry and general publications, research, surveys and studies generally state that the information contained therein has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these studies and publications is reliable, none of us, the selling stockholders or the underwriters have independently verified any of the data from third-party sources. As a result, you should be aware that market, ranking and other similar industry data included elsewhere in this prospectus, and estimates and beliefs based on that data, may not be reliable and are subject to change based on various factors, including those discussed under “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” Except as otherwise specified, such data is derived from Inside Mortgage Finance as of or for the period ended September 30, 2020.
TRADEMARKS, TRADE NAMES AND COPYRIGHTS
We own or have rights to trademarks or trade names that we use in conjunction with the operation of our business. Our name, logo and registered domain names are our proprietary service marks or trademarks. Each trademark, trade name or service mark by any other company appearing in this prospectus, to our knowledge, belongs to its holder. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this prospectus are listed without the ®, TM and ©, symbols, respectively, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, service marks, trade names and copyrights. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.
PRESENTATION OF FINANCIAL INFORMATION
Except as otherwise disclosed in this prospectus, the consolidated historical financial statements and summary and selected historical consolidated financial data and other financial information included elsewhere in this prospectus are those of Home Point Capital Inc., together with its consolidated subsidiaries, and have been prepared in U.S. dollars in accordance with generally accepted accounting principles in the United States of America, or GAAP, except for the presentation of Adjusted net income (loss), Adjusted EBITDA and Adjusted revenue, each a non-GAAP financial measure. For definitions of, and more information about, these non-GAAP financial measures, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.” This historical financial information does not give effect to this offering.
iii

PROSPECTUS SUMMARY
This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information that you should consider before investing in our common stock. You should read this entire prospectus carefully, including the matters discussed in the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto and other financial information included elsewhere in this prospectus before making an investment decision. In this prospectus, we make certain forward-looking statements, including expectations relating to our future performance. These expectations reflect our management’s view of our prospects and are subject to the risks described under “Risk Factors” and “Special Note Regarding Forward-Looking Statements.” Our expectations of our future performance may change after the date of this prospectus and there is no guarantee that such expectations will prove to be accurate. In this prospectus, unless the context otherwise indicates, any reference to “Home Point,” “our Company,” “the Company,” “us,” “we” and “our” refers, to Home Point Capital Inc., the issuer of the shares of common stock being offered hereby, together with its direct and indirect subsidiaries.
Company Overview
We are a leading residential mortgage originator and servicer driven by a mission to create financially healthy, happy homeowners. We do this by delivering scale, efficiency and savings to our partners and customers. Our business model is focused on leveraging a nationwide network of partner relationships to drive sustainable origination growth. We support our origination operations through a robust operational infrastructure and a highly responsive customer experience. We then manage the customer experience through our in-house servicing operations and our proprietary customer servicing portal, which we refer to as our Home Ownership Platform. We believe that the complementary relationship between our origination and servicing businesses allows us to provide a best-in-class experience to our customers throughout their homeownership lifecycle.
Our primary focus is our Wholesale channel. According to Inside Mortgage Finance, we are the third largest wholesale lender by origination volume in 2020 through June 30. Through our Wholesale channel, we propel the success of our nearly 5,000 independent mortgage brokerages, which we refer to as our Broker Partners, through a combination of full service, localized sales coverage and an efficient loan fulfillment process supported by our fully-integrated technology platform.
While we initiate our customer relationships at the time the mortgage is originated, we maintain ongoing connectivity with our over 300,000 customers through our servicing platform, with the ultimate objective of securing them as a Customer for Life. Our retention strategy and partnership model has differentiated us from our competitors and is a key driver of our continued growth in the wholesale channel.
Our growth is bolstered by a rising tide from the overall wholesale channel, which has garnered an increased share of the overall U.S. residential mortgage market every year since 2016. We benefit from these trends, as well as from our distinct wholesale strategy, which together enable highly scalable production volumes, a strong mix of purchase transactions and favorable unit economics, driven by lower fixed costs.
Our Wholesale strategy further propels our growth, with total loan originations of $    billion through our Broker Partner network in the twelve months ended September 30, 2020. This represents an annualized growth rate of    % since 2018.
Our at-scale, in-house servicing approach is a key differentiator to our Wholesale strategy. We also operate in the Correspondent channel, to source customers efficiently, and in the Direct channel, to provide lending to customers which we service.
By executing on this strategy, we have developed from a de-novo platform into an industry leader with a market-leading growth profile. We are currently the third largest and fastest growing wholesale lender as of June 30, 2020. Overall, Home Point is the 10th largest non-bank originator in the United States, having originated $46.3 billion in the twelve months ended September 30, 2020, according to Inside Mortgage Finance.

Total Funded Volume & Market Share

(1)
Total origination volume excludes origination volume from the Distributed Retail channel, which was included in discontinued operations in our results of operations for the year ended December 31, 2018.

(2)	Origination volume figures used to calculate market share include $1.0 billion of Distributed Retail originations in our results of operations for the year ended December 31, 2018.
We believe that the most efficient loan origination process results from scaled originators, such as Home Point, providing support to Broker Partners through a trusted and predictable origination infrastructure. Our scale allows us to provide our Broker Partners an efficient and personalized financing experience for their customers. With the combination of localized, in-market coverage and a customer service centric approach to managing the customer relationship in our servicing platform, we have developed into an industry leading mortgage originator.
We have grown our Broker Partner network from 1,623 as of December 31, 2018 to nearly 5,000 as of September 30, 2020, which represents an annualized growth rate of 88%. As of June 30, 2020, we held a 5.5% market share in the wholesale channel according to Inside Mortgage Finance, which represents a more than 2.3x increase from our market share of 1.6% in 2017. We expect to continue to grow our presence in the wholesale channel by expanding our Broker Partner network, as well as increasing the wallet share we have with our partners.
Home Point Wholesale Market Share as % of Total Wholesale Market

Broker Partners represent wholesale and non-delegated correspondent accounts that Home Point is authorized to conduct business with at a given point in time (whether or not we have recently originated mortgages through such broker).

The rate of growth in our Wholesale channel also demonstrates its scalability. We believe that our extensive network of in-market Broker Partners, a durable yet flexible operating infrastructure and a highly leverageable cost structure allow us to quickly flex origination capacity, while maximizing profitability, through different origination environments.
Our Correspondent channel provides significant scale to our originations and acts as a low-cost source of acquiring customer relationships. Correspondent originations are accessed through a network of nearly 600 Correspondent Partners. These small- and medium-scale originators can underwrite, process and fund loans, but typically do not desire to retain the servicing due to the capital requirements and scale that is needed to profitably service loans. Our scale in servicing and expertise in managing mortgage servicing rights, or MSRs, allows us to cost-effectively aggregate servicing from our Correspondent Partners. As a result, this channel provides an opportunity for flexible, low-cost customer acquisition that can be scaled quickly as our internal capacity and/or market conditions allow.
Correspondent Channel Originations and Number of Partners

($ in billions)
Correspondent Partners
451
537
594
$ 16
CAGR: 94%
$ 10
$ 5
2018
2019
LTM Q3'20

We view our servicing platform as a key component to our strategy of providing a highly responsive customer experience. Retaining the servicing on our originations and managing a servicing platform in-house gives us the opportunity to establish a deeper relationship with our customers. This relationship is enhanced through our proprietary customer servicing portal, the Home Ownership Platform, which is our primary point of contact with our customers and is designed to house all interactions post-closing. These interactions can include servicing monthly loan payments, applying for a refinance or shopping for third-party homeowners’ insurance. This curated experience improves customer satisfaction and supports lasting customer relationships. The Home Ownership Platform also provides us with data and information on our customers, which allows us to better understand our customers’ future financing needs and extend the life of the relationship.

Number of Home Ownership Platform Unique Users in 2020

We have focused on using technology, data and analytics to enhance the home buying and homeownership experience for both our partners and our customers. We have built a flexible technology infrastructure that is highly componentized, which we believe allows us to leverage nimble internal development teams and market leading third-party systems to provide a best-in-class experience for our partners and customers.
These efforts have resulted in rapid growth in our originations and profitability. As we continue to grow, we believe the scalability of our partner-driven business model will produce significant operating leverage and increased profitability. We have grown our total net revenue from $164.3 million to $   million and our total net income (loss) from $(24.2) million to $   million, in each case, from 2018 to the twelve months ended September 30, 2020. We have also grown our non-GAAP core operating metrics for the same periods, with our Adjusted revenue growing from $154.1 million to $    million and our Adjusted net income (loss) growing from $(32.0) million to $    million. For a reconciliation of these non-GAAP financial measures to their closest GAAP financial measures, please see note (1) in “—Summary Historical Consolidated Financial and Other Data.” Also see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for more information.
Our Business
Our business model is focused on growing originations by leveraging a network of partner relationships that we support through reliable loan origination infrastructure and a highly responsive customer experience. Our operations are organized into two separate reportable segments: Origination and Servicing.
Origination
We originate mortgages in three distinct channels – our Wholesale channel, our Correspondent channel and our Direct channel. We choose to operate in these channels because we believe that together they:
•	provide us efficient access to both purchase and refinance transactions throughout market cycles;
•	benefit from the premise that in-market advisors will continue to be a cornerstone of the mortgage origination process;
•	are highly scalable and flexible; and
•	provide an optimized experience for our customers.

Funded Volume by Channel & Number of Third-Party Partners

(1)
Total origination volume excludes Origination volume from the Distributed Retail channel, which was included in discontinued operations in our results of operations for the year ended December 31, 2018.

(2)	Third Party Partners includes both Broker Partners and Correspondent Partners.
In each of these channels, our primary source of revenue consists of (i) gains on loans, which is the difference between the cost of originating or purchasing the mortgage loans and the price at which we sell such loans to investors, primarily the GSEs, and (ii) gains on fair value of MSRs.
Wholesale Channel
We originate residential mortgages in our Wholesale channel through a nationwide network of nearly 5,000 mortgage brokerages. We are strategically focused on this channel given that the underlying cost structure is more efficient than that of Distributed retail, where the costs and overhead associated with the originating loans are the responsibility of the lender. As a result, we are able to operate with a lower fixed cost than our competitors. This highly leverageable cost structure allows for improved financial flexibility in varying interest rate environments.
Our Broker Partners have local and personal relationships with their customers and therefore can provide tailored and thoughtful advice. However, they do not have the underwriting, funding, distributing or servicing capabilities for these loans. We provide these resources, which allow them to operate with scale and compete against larger market participants. This can be seen through the rapid growth of our originations in this channel, which increased from $5 billion in 2018 to $28 billion in the twelve months ended September 30, 2020, representing an annualized growth rate of 173%. This enables our Broker Partners to be nimble and run their business in an entrepreneurial fashion. Our Broker Partners are focused on providing the best possible experience, service, and price to their customers, while we concentrate on maximizing the efficiency of the origination platform leveraged by our partners.

Wholesale Channel Originations

($ in billions)
CAGR: 173%
$ 5
$ 12
$ 28
2018
2019
LTM Q3'20

We use an in-market, highly experienced sales team to acquire and build Broker Partner relationships throughout the country. We have been able to achieve a competitive advantage in our sales cost structure through scale as our sales associates are highly productive, averaging $36.3 million in monthly loan volume generation in 2020 to date for each associate with a tenure greater than 6 months. In addition, our distributed and flexible staffing model has allowed us to drive down per unit operating costs in our Wholesale channel from $2,085 per loan in 2018 to $1,700 per loan in the twelve months ended September 30, 2020, which represents a 18.5% improvement on annualized basis and $629 per loan lower than the average of our competitors in the first half of 2020.
Wholesale Channel Cost per Loan

$ 2,085
$ 1,939
$ 1,700
$ 2,329
2018
2019
LTM Q3'20
Large IMB Peer Average 1H'20

Source: Mortgage Bankers Association and STRATMOR Peer Group Roundtable Program

The efficiency of our sales team, combined with our flexible cost structure, has positioned us to further consolidate volume from the smaller and less efficient wholesale lenders that still control over 50% of the wholesale market. We plan to do this by increasing the number of independent brokerages that serve as our Broker Partners.

Our current market coverage, defined as the number of our Broker Partners as a percentage of the total number of brokerages in the market, has increased from 10% to 20% from December 31, 2018 to September 30, 2020. Further penetration of the highly fragmented brokerage market would allow us to maintain our industry leading growth profile.
Growth in Number of Accounts & Market Coverage

(1)	Third Party Partners includes both Broker Partners and Correspondent Partners.
(2)	Active broker market coverage is calculated as the total number of active brokers at Home Point divided by the total number of brokers in the market.
The strategy we employ in our Wholesale channel is closely tied to our servicing strategy. Through our in-house servicing platform, we control the customer experience. This gives us the ability to include our Broker Partners in the management of the customer relationship and ultimately the retention of customers in our collective ecosystem. Our competitors either (i) sell servicing, which can result in inconsistent or adverse customer experiences or (ii) retain servicing and attempt to refinance these customers directly, creating friction in the partner relationship. We believe that our retention strategy and partnership model has differentiated us from others and is a key driver of our continued growth in the wholesale channel.
Correspondent Channel
In our Correspondent channel, we purchase closed and funded mortgages from a trusted network of our Correspondent Partners. Our Correspondent Partners include primarily small- to medium-sized independent mortgage banks, builder affiliates and financial institutions, with financial institutions representing 42% of these sellers. Our partners underwrite, process and fund loans, but typically lack the scale to economically retain servicing. Our financial institution partners prefer to sell to non-bank originators to avoid conflicting customer solicitation. This channel provides a flexible alternative for us to achieve our customer acquisition goals at a low cost. When favorable market opportunities present themselves, the channel can quickly be scaled up. We acquired $12.7 billion in production through 594 Correspondent Partner relationships during the nine months ended September 30, 2020.

Growth in Correspondent Production and Partners

($ in billions)
Correspondent Partners
451
537
594
CAGR: 94%
$ 5
$ 10
$ 16
2018
2019
LTM Q3'20

The sales associates in our Correspondent channel are highly seasoned with an average of 28 years of mortgage experience and have strong, long-tenured relationships with their customer base. Both our sales and our internal operations are highly efficient. In 2020 to date, our operations platform processed an average of 357 loans per full time associate per quarter, and our sales associates with a tenure greater than 6 months averaged $101 million in loan volume per associate per month. We have decreased our operating costs in our Correspondent channel from $573 per loan in 2018 to $279 per loan in the twelve months ended September 30, 2020, which represents a 51.3% improvement on annualized basis and $383 per loan lower than the average of our competitors in the first half of 2020.
Correspondent Channel Cost per Loan

$ 573
$ 318
$ 279
$ 662
2018
2019
LTM Q3'20
Large IMB Peer Average 1H'20

Source: Mortgage Bankers Association and STRATMOR Peer Group Roundtable Program

Direct Channel
In our Direct channel, we originate residential mortgages primarily for existing servicing customers who are seeking new financing options. Our Direct strategy is focused on maximizing the customer retention opportunity in our servicing portfolio, but is differentiated from our competitors in that it is designed to be inclusive of both of our customers’ preferences and our Broker Partners’ in-market presence. For example, if a customer proactively contacts us about a refinancing, we will refer them to the applicable Broker Partner that originally established the relationship. This strategy removes the conflict of interest that some competitors have between their direct and wholesale channels. If the customer prefers to use our Direct functionality, or if there is no Broker Partner perhaps because the customer was sourced through a Correspondent Partner, we can still fulfill the customer’s preference and retain the customer relationship. We call this strategy the omni-channel retention.
Due to our omni-channel retention strategy, we maintain stronger Broker Partner relationship and create a key point of differentiation when winning new Broker Partners. We do not compete with our Broker Partners but instead help them maintain their end customers when having an in-market loan originator is important. This strategy enhances our ability to grow originations and retention customers.
Servicing our customers in-house provides an opportunity for more frequent customer contact. These interactions are enhanced through our proprietary Home Ownership Platform. This makes the process for a customer’s next transaction more efficient because we have an ongoing relationship with the customer and a rich data set that can be leveraged to better the loan origination process. By striving to make the process streamlined, reliable, and focused on the customer’s preference as to who they want as their loan originator, we believe we are able to create Customers for Life.
Over the course of the past year, we have significantly increased retention rates by leveraging our data and analytics to better understand our customers’ future financing needs. This allows us to proactively monitor our customer relationships over time. Our retention rate has increased from 37% for the three months ended March 31, 2020 to 51% for the three months ended September 30, 2020.
Retention Rate

Retention Rate is defined by the total unpaid principal balance (UPB) of refinancing originations in the Consumer Direct channel divided by the total UPB of loan payoffs in Consumer Direct where Home Point actively pitched for refinancing opportunity.
Our Direct channel has been rapidly growing since we founded it in 2019. For the nine months ended September 30, 2020, we have originated $1.6 billion in loans, representing a greater than 400% annual growth rate from the same period in 2019. We have also decreased our per unit operating costs in our Direct channel from $5,138 per loan in 2018 to $4,786 per loan in the twelve months ended September 30, 2020, which represents a 6.9% improvement on annualized basis and $89 per loan lower than the average of our competitors in the first half of 2020.

Direct Channel Originations

$ 0.5
$ 0.3
$ 0.4
$ 0.9
$ 1.6
2019
Q1'20
Q2'20
Q3'20
YTD Q3'20

Direct Channel Cost per Loan

$ 5,138
$ 4,786
$ 4,875
2019
LTM Q3'20
Large IMB Peer Average 1H'20

Source: Mortgage Bankers Association and STRATMOR Peer Group Roundtable Program

Servicing
Servicing is a strategic cornerstone of our business and central to our Customer for Life strategy. Servicing consists of collecting loan payments, remitting principal and interest payments to investors, managing escrow funds for the payment of mortgage-related expenses, such as taxes and insurance, performing loss mitigation activities on behalf of investors and otherwise administering our mortgage loan servicing portfolio in compliance with state and federal regulations and our investors’ guidelines. Strategically retaining servicing on the loans we originate and managing an in-house servicing platform allows us to establish deeper relationships with our customers. The relationship is enhanced through our proprietary Home Ownership Platform. The Home Ownership Platform offers our customers a curated experience with frequent touchpoints, which we believe supports a superior homeownership journey. This connectivity and ongoing dialogue helps us proactively find ways to help our customers, either through a refinancing of their mortgage or savings on another home-related product. Through frequency of interaction, coupled with providing effective solutions beyond a mortgage, we strive to develop a trusted relationship and ultimately increases the lifetime value of our customers.
Servicing UPB and Number of Customers

($ in billions)
# of Customers
189,513
236,362
307,236
$ 41
$ 53
$ 74
2018
2019
Q3'20

MSR servicing portfolio includes all loans that have been sold with the servicing rights retained and excludes loans held on the Company’s balance sheet that have not yet been sold, as the Company does not include earnings servicing fees on these balance sheet loans.
While servicing is a strategic priority for us, we also view it as financially attractive given the significant cash flow and recurring fee income it provides.
Because servicing is such an integral component of our business, we seek to preserve the value of our portfolio. This is done in two ways: (i) through the natural hedge that our originations business provides and (ii) by employing an active MSR hedging strategy to further reduce volatility and mitigate the risks associated with changes in interest rates.
Asset Management
Over the course of the past year, we have initiated an asset management strategy to help us scale our servicing operation and support continued origination growth in a more capital-light manner. To execute on this strategy, we acquired a licensed entity, which will house servicing assets over time. We are preparing the launch of this investment vehicle and expect to begin raising third-party capital to grow the strategy in 2021. Our history of managing servicing assets for our balance sheet has given us the experience necessary to manage third-party capital.
Technology
Mortgage banking technology is evolving rapidly. Historically, it has been an advantage to develop technology in-house, but in today’s marketplace, there are various alternative technology solutions that provide a competitive advantage through increased flexibility and lower costs. Building and maintaining a monolithic, proprietary loan origination system is not only costly, but highly complex. This makes it increasingly challenging to evolve with emerging technologies. We have developed a multi-prong strategy whereby we (i) partner with best-in-class third-party software providers to meet our core technology needs and (ii) deploy internal resources to build proprietary software in areas where we believe we can create a strategic advantage. We integrate our third-party providers with our proprietarily built software to provide a unified, seamless experience for our partners and customers. We believe that our componentized approach promotes nimbleness and allows us to provide technology solutions faster than our competition, while not sacrificing control in areas that we deem strategically important.
Our Home Ownership Platform is an example of our approach to technology. We have built a proprietary user interface that leverages third-party solutions to create a differentiated customer experience. The Home Ownership Platform presents our customers with a curated experience, which more broadly supports their home ownership journey. This is done together with third-party providers that offer a variety of products and services to our customers, including insurance, loans and other ancillary home service products. In addition to revenue generation, the successful execution of these offerings is intended to build a stronger relationship between us and our customers with the goal of retaining the customer in our ecosystem – Customers for Life.
We believe the combination of customer-centric technology and process execution is key to creating the best platform. As a result, we have placed a heavy emphasis on process design and have assembled a team of process engineers that possess a unique combination of business acumen and an understanding of how to deploy mortgage technology. This process engineering team is heavily integrated within the operations of our business to ensure our technology solutions are strategically aligned in developing and delivering efficiencies to the business. These efficiencies promote our ability to drive scale and better serve the needs of both our customers and our partners. The dedicated focus of this team enables us to constantly identify and streamline operational areas that can be best served through technological improvement.
For example, we recently redesigned our Broker Partner loan submission process. Prior to the redesign, this function involved 115 associates producing, on average, 285 units per day, or approximately 2.5 units per associate. Through process re-engineering and improved technology, we successfully improved our operational leverage so that our associates can now produce, on average, approximately 7 units per associate, which represents approximately 800 units per day in the aggregate. This has benefited our Broker Partners by reducing the overall processing time from an average of 4 days to less than 24 hours. The self-serve automation provides an intuitive experience for our Broker Partners with built in business logic to ensure disclosures are accurate and compliant, which allows rapid deployment to their customers.
Average Annual Wholesale Funded Volume per Broker Partner

($ in millions)
$88
$145
$207
$321
$448
2018
2019
Q1'20¹
Q2'20¹
Q3'20¹

[1] Based on annualized quarterly funded volume.

Through these investments in our technology and process, we have been able to significantly reduce the time and manual input for origination and servicing processes, resulting in a significant reduction in operating costs in each of our channels as discussed above.
Market Opportunity
Sizeable and Growing Total Addressable Market
The mortgage market is one of the largest and consistently growing financial markets in the world. As of September 30, 2020, there was approximately $    trillion of residential mortgage debt outstanding in the United States. The mortgage origination market has averaged $2.0 trillion in annual originations since 2000, evidencing the consistency in market loan volume production. According to Fannie Mae’s Housing Forecast, total purchase and refinance originations are expected to reach $2.6 trillion in 2021. Periods of outsized refinancing opportunities, such as 2020, provide significant upside in the mortgage market, while purchase mortgages, which represent $1.4 trillion of the market of the 2021 forecast, provide stability in market volumes.

Fannie Mae Mortgage Market Historical & Estimated Volume

($ in billions)

CAGR: 6%
$2,052
$1,826
$1,766
$2,462
$4,083
$2,622
2016
2017
2018
2019
2020E
2021E

	2016	2017	2018	2019	2020E	2021E
Purchase	51.0 %	64.0 %	70.0 %	54.0 %	37.0 %	60.0 %

Macroeconomic Tailwinds Supporting Market Growth
The current low interest rate environment provides a tailwind to origination volumes through decreased borrowing costs. According to the Federal Reserve’s September FOMC Statement, the Federal Reserve is expected to maintain rates at their current levels through 2023. Lower borrowing costs aid in increasing home ownership affordability, as well as provide homeowners with an opportunity to refinance their existing mortgage and lock-in lower borrowing costs. Periods of higher refinance volumes provide the opportunity for mortgage originators with the right scalability to benefit from elevated origination volumes without needing to invest additional capital to expand operational infrastructure. This market dynamic remains relevant today, where an estimated 86% of mortgages are eligible to be refinanced at a lower rate than the original mortgage coupon. Additional macroeconomic factors, independent of the rate environment, are also expected to aid mortgage origination volume growth.
Distribution of Mortgages in the Money

Current Mortgage Rate: 2.99%[1]
Current Mortgage Rate + 50bps: 3.49%[1]
86%
In-The-Money For a Refi
100%
80%
60%
40%
20%
0%
Cumulative % of Mortgages below Interest Rate
3.0%
3.3%
3.5%
3.8%
4.0%
4.3%
4.5%
4.8%
5.0%
5.3%
5.5%
5.8%
6.0%
Mortgage Interest Rate

(1) Freddie Mac Primary Mortgage Market Survey, August 1, 2020. 50bps buffer represents an assumption on the cost of refinancing.

Demographic Trends Driving Purchase Volume Growth
Purchase volume growth is expected to continue given the prevailing demographic trend in which more young Americans are buying homes. The home ownership rate of individuals under age 35 has grown from 35% to 39% since 2015, according to the U.S. Census Bureau. According to the 2020 NAR Home Buyer and Generational Trends survey, in 2020, millennials made up 38% of home buyers, the highest of any age bracket. In addition, 88% of younger millennials (aged 22 – 29) and 52% of older millennials (aged 30-39) were first-time home buyers. A shifting trend toward telepresence, telecommunication, suburban living and remote working is expected to continue to support growth in the purchase market via increased home ownership.
First-Time Home Buyers in Age Group

Rise of the Non-Banks in Mortgage Banking
The mortgage industry has experienced a significant shift following the 2008 financial crisis, which has contributed to a favorable competitive landscape for non-bank originators. In 2008, non-banks represented 24% of the mortgage origination market. As of September 30, 2020, non-banks represent  % of the mortgage origination market, according to Inside Mortgage Finance. Post-crisis regulations resulted in conditions that have not favored significant bank participation in the market. In addition, non-bank mortgage originators business models have been quicker to adapt to consumer preferences for a more efficient, engaging consumer experience.
There has been a similar trend taking place in the mortgage servicing market. Following the 2008 financial crisis, incumbent banks reduced their footprint in mortgage servicing. In 2008, non-banks represented 12% of the mortgage servicing market. As of September 30, 2020, non-banks represent  % of the mortgage servicing market, according to Inside Mortgage Finance. Banks have scaled back participation due to higher risk-based capital required to retain MSRs.
Non-bank servicers with a strong financial backing are expected to continue growing market share. Smaller non-banks have struggled given the regulatory complexity, scale and liquidity requirements required to run a profitable servicing operation.

Shift from Bank to Non-Bank Originators

Shift from Bank to Non-Bank Servicers

Despite its size, the mortgage industry is highly fragmented. For the twelve months ended September 30, 2020, the top 10 originators accounted for 38.5% of total originations compared to 73.8% in 2009.

Mortgage Market Fragmentation

Growing Wholesale Channel
The Wholesale channel continues to benefit from outsized growth as both consumers and brokers have seen the benefits which the channel offers:
•	economies of scale: allows brokers to benefit from the scale of a larger organization while being able to run their business at a size that can be most responsive to their customers;
•	optimal choice: rather than needing to work with one originator, brokers have the ability to partner with multiple lenders to determine for the best financing alternative for their customers; and
•	scalability of cost structure: reduce cost per loan and limited overhead.
These benefits have led to material growth in the channel over time. Wholesale has grown from 15% of originations in 2016 to 20% for the twelve months ended September 30, 2020. At the same time, the wholesale channel is fragmented below the top 3 participants. This creates substantial opportunity to gain market share.
Wholesale Share Growth and Wholesale Channel Fragmentation

These wholesale market trends are in line with the broader trend of independent brokers increasing their presence in various subsectors of financial services. Increased regulation has driven producers away from regulated institutions and into independent relationships. By moving heavily regulated elements of the origination process into their operations, wholesale originators shoulder this regulation and free up brokers to focus on the customer experience. This provides a barrier to entry for current wholesale market participants as significant expertise in regulatory matters is a key to success in the channel.

Business Strengths
We Care Operating Philosophy
Home Point’s operating philosophy is rooted in a very simple but defining statement – “We Care.” This philosophy guides every interaction with our partners, our customers and each other. For example, during 2020 we have established 11 different We Care programs to support our associates and their families. This includes programs which enabled and supported the transition of over 95% of our associates to remote work.
Our culture also enables the addition of top talent and is the primary driver behind our ability to quickly add capacity. As an example, over 44% of our new hires since March came to us through our Family First referral program.
As we grow, “We Care” is defined and extended through our Home Point Principles and Home Point Stakes. The Home Point Principles define for our associates who we are as an organization. The Home Point Stakes provide more specific guidance on how our associates operationalize our Principles and demonstrate “We Care” every day.
Positioned for Leadership in the Wholesale Channel
Home Point is one of the fastest growing companies in the mortgage industry. This is a result of both the growing wholesale channel and our growing share of the channel. In the past 5 years, according to Inside Mortgage Finance, the wholesale channel has grown its market share from 15% of overall originations to 20%, and we expect this trend to continue. The benefits to both the customers and to the brokers are significant, and we believe this will continue to drive growth in the channel.
We are the third largest wholesale lender according to Inside Mortgage Finance as of June 30, 2020. Our Broker Partner relationships have grown from 1,623 in 2018 to nearly 5,000 as of September 30, 2020. We expect this growth trend to continue going forward, as our Broker Partners constitute only 20% of the addressable market as of September 30, 2020. Our scale, best-in-class in-market sales force and operational efficiencies are sustainable competitive advantages for our business. This, coupled with the significant opportunity to add new relationships, positions us as the most likely consolidator of market share from smaller competitors.
Home Point Broker Penetration

7,283
7,958
9,127
9,978
11,642
12,104
4%
6%
10%
10%
14%
20%
2015
2016
2017
2018
2019
YTD Q3'20
Number of Brokers
Home Point Total Broker Penetration

Broker Penetration is calculated as the total number of active brokers at Home Point divided by the total number of brokers in the market. An active broker represents a broker that has originated a loan with Home Point over the past 12 months.
Platform Focused on Partner Networks with Focus on Purchase Production
We have built a platform focused on serving third-party participants in the mortgage market. Our partner relationships and operating platform are intended to be reliable, scalable and to provide us flexibility to respond to different market environments. We believe that this provides us with significant operating leverage during market expansions without requiring a high level of fixed overhead.
Our Broker Partners’ and Correspondent Partners’ in-market presence positions them well to serve the financing needs of their customers. As a result, our platform is more focused on purchase mortgages than many of our competitors. In 2019, our purchase origination mix was 51%. In 2020, which was a significantly stronger refinance environment, our purchase mix was 32% through September 30, 2020. Given the stability and ongoing growth of the purchase market, this reduces our volatility relative to our competitors.
In-House Servicing Can Drive Increased Lifetime Value
A core tenet of our strategy is that strategically retaining servicing and controlling the customer experience through our in-house platform provides the best opportunity to retain customers in our ecosystem, or as we describe it, create Customers for Life. We work to enhance this experience through our proprietary Home Ownership Platform. The data exchanged during the dialogue with our customers through the Home Ownership Platform can be used to better understand where they are in their home ownership lifecycle. Ultimately, we expect the combination of a richer data set, the building of a trusted relationship and the leverage afforded by using in-market Broker Partners to result in greater customer retention and increased lifetime values.
Continuous Investment in Process and Technology Drives Efficiency and Experience
We believe that continuously investing in and developing process improvements and supporting technology provides our partner networks with the ability to compete against at-scale originators.
Our strategy is to partner with best-in-class third-party software providers to meet our core technology needs. We then deploy our internal resources to build proprietary software when we can create a strategic advantage. We integrate our third-party and proprietary solutions such that we can provide a seamless experience to our partners and customers.
We believe our componentized approach promotes nimbleness and allows us to evolve technology solutions faster than our competition while not sacrificing control in areas we deem strategically important.
Growing and Highly Scalable Operating Model
We were built to take advantage of the massive opportunity in the mortgage market over time through a dedication to a highly scalable low-cost structure. We expect that our commitment to efficient operations, a scalable origination platform supporting partner networks, and strategically utilized servicing capabilities will allow us to compete successfully across market cycles. This has translated to our ability to achieve robust growth. Since 2018, our funded volume has grown from $10.6 billion to $46.3 billion in twelve months ended September 30, 2020, representing a compounded annualized growth rate of 133%. Our profitability and capital efficiency has translated into net income for the nine months’ year to date 2020 of $490.3 million.
Proven Leadership
Our executive management team has a track record of growth and superior execution throughout economic cycles and market trends. Led by our Chief Executive Officer and President Willie Newman, a proven leader in the industry, the executive management team has an average of more than 25 years of industry experience across all disciplines and multiple business models.
Our Growth Strategies
Continue to Grow Market Share in the Wholesale Channel
We see significant opportunities to grow in the wholesale channel. The data strongly supports continued share growth within the wholesale channel in the overall mortgage market. The combination of at-scale lenders with local mortgage brokerages provides cost and service benefits to customers.
In addition, we expect to continue to take significant market share within the wholesale channel, especially from smaller market participants. Although we have experienced the fastest growth in the channel in recent years, we only have relationships with 20% of all active mortgage brokerages. This provides significant upside for us in any origination environment.

Continued Expansion of Correspondent Business with Consistent Returns
We have invested in consistently growing our Correspondent channel over time in a disciplined, return focused manner. We will continue to take a measured approach to growth by leveraging continued improvements in process and cost along with a highly tenured account management team to expand market share.
Aligned Investment in Process and Technology to Enhance Efficiency, Customer Experience
We believe our foundation of process engineering expertise and a componentized technology architecture has resulted in a competitive cost structure with significant upside opportunity. We are making material investments in our technology program by deploying enterprise workflow and rules engines to better support the execution of our process engineering priorities. These components are both industrial strength and highly configurable by the business. This gives us the ability to rapidly enhance our processes. This will also give us the ability to extend self-serve functionality. We believe this will result in a material advantage against competitors that are encumbered with costly proprietary systems that are challenging to rapidly enhance. We expect that the combination of superior process engineering and componentized technology will create a best-in-class cost structure and experience for our partners and customers.
Evolve the Retention of our Customers, Create Lifetime Value
The combination of an in-house servicing platform and the retention of servicing gives us the opportunity to create an ongoing two-way dialogue with our customers. Our Home Ownership Platform is designed to drive increasing frequency of interaction. We expect that the expansion of the relationship with our customers as well as the rich data provided through frequent interaction can be leveraged to further understand our customers’ needs and preferences. Finally, our focus on providing the solutions our customers prefer which includes engagement with our Broker Partners results in an optimal execution for the customer and a deeper relationship with our Broker Partners.
Summary Risks Related to Our Business and this Offering
Investing in our common stock involves a high degree of risk. You should carefully consider the risks described in “Risk Factors” before making a decision to invest in our common stock. If any of these risks actually occurs, our business, results of operations and financial condition may be materially adversely affected. In such case, the trading price of our common stock may decline and you may lose part or all of your investment. Below is a summary of some of the principal risks we face:
•	the spread of the COVID-19 (as defined below) outbreak and severe disruptions in the U.S. and global economy and financial markets it has caused;
•	our reliance on our financing arrangements to fund mortgage loans and otherwise operate our business;
•	the dependence of our loan origination and servicing revenues on macroeconomic and U.S. residential real estate market conditions;
•	the requirement to repurchase mortgage loans or indemnify investors if we breach representations and warranties;
•	counterparty risk;
•	the requirement to make servicing advances that can be subject to delays in recovery or may not be recoverable in certain circumstances;
•	competition for mortgage assets that may limit the availability of desirable originations, acquisitions and result in reduced risk-adjusted returns;
•	our ability to continue to grow our loan origination business or effectively manage significant increases in our loan production volume;
•	competition in the industry in which we operate;
•	our ability to acquire loans and sell the resulting MBS in the secondary markets on favorable terms in our production activities;
•	our being a “controlled company” within the meaning of rules and, as a result, qualifying for exemptions from certain corporate governance requirements; and
•	our Sponsor controlling us and its interests conflicting with ours or yours in the future.

Emerging Growth Company Status
We are an “emerging growth company,” as defined in the JOBS Act and are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to: (1) presenting only two years of audited financial statements in addition to any required unaudited interim financial statements with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus; (2) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002; (3) having reduced disclosure obligations regarding executive compensation in our periodic reports and proxy or information statements; (4) being exempt from the requirements to hold a non-binding advisory vote on executive compensation or seek stockholder approval of any golden parachute payments not previously approved; and (5) not being required to adopt certain accounting standards until those standards would otherwise apply to private companies.
Although we are still evaluating our options under the JOBS Act, we may take advantage of some or all of the reduced regulatory and reporting requirements that will be available to us so long as we qualify as an “emerging growth company” and thus the level of information we provide may be different than that of other public companies. If we do take advantage of any of these exemptions, some investors may find our securities less attractive, which could result in a less active trading market for our common stock, and the price of our common stock may be more volatile. As an “emerging growth company” under the JOBS Act, we are permitted to delay the adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are made applicable to private companies. We are electing to take advantage of such extended transition period, and as a result, we will not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to take advantage of the extended transition period for complying with new or revised accounting standards is irrevocable.
We could remain an “emerging growth company” until the earliest to occur of:
•	the last day of the year following the fifth anniversary of this offering;
•	the last day of the first year in which our annual gross revenues exceed an amount specified by regulation (currently $1.07 billion);
•
the day we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our common stock held by non-affiliates exceeded $700.0 million as of the last business day of the second quarter of such year; and

•	the date on which we have issued more than $1.0 billion in non-convertible debt securities during the preceding three-year period.
Our Sponsor
Stone Point Capital is a financial services-focused private equity firm based in Greenwich, CT. The firm has raised and managed eight private equity funds – the Trident Funds – with aggregate committed capital of more than $26 billion. Stone Point Capital targets investments in companies in the global financial services industry and related sectors.
Corporate Information
We were incorporated under the laws of the state of Delaware on August 27, 2014. Our principal executive offices are located at 2211 Old Earhart Road, Suite 250, Ann Arbor, Michigan 48105. Our telephone number is (888) 616-6866. Our website is located at www.homepointfinancial.com. Our website and the information contained on, or that can be accessed through, our website will not be deemed to be incorporated by reference in, and are not considered part of, this prospectus. You should not rely on our website or any such information in making your decision whether to purchase shares of our common stock.
Prior to the commencement of this offering, all of our outstanding equity interests were held directly by Holdings, an affiliate of Stone Point Capital. We expect that, prior to the consummation of this offering, we will effectuate a stock split of our common stock, and Holdings will merge with and into the Company, with the Company as the surviving entity. Following the completion of this offering, the Trident Stockholders will beneficially own approximately   % of the voting power of our common stock (or   % if the underwriters exercise their option to purchase additional shares in full). See “Management—Controlled Company” and “Principal and Selling Stockholders.”

The Offering
Common stock offered by us
   shares.
Common stock offered by the selling stockholders
   shares.
Option to purchase additional shares of common stock
The selling stockholders have granted the underwriters an option to purchase up to an additional     shares of common stock from the selling stockholders at the initial price to the public less the underwriting discounts and commissions, to cover over-allotments, if any, within 30 days from the date of this prospectus.
Common stock to be outstanding immediately after this offering shares.
Use of proceeds
We estimate that the net proceeds to us from this offering will be approximately $    , assuming an initial public offering price of $   per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of common stock by the selling stockholders named in this prospectus. The selling stockholders will receive all of the net proceeds and bear the underwriting discount attributable to their sale of our common stock. We intend to use the net proceeds from this offering for general corporate purposes. For a sensitivity analysis as to the offering price and other information, see “Use of Proceeds.”
Controlled company
Following the completion of this offering, the Trident Stockholders will beneficially own approximately    % of the voting power of our common stock (or   % if the underwriters exercise their option to purchase additional shares in full). As long as the Trident Stockholders continue to own a majority of the voting power of our outstanding common stock, they will be able to control any action requiring the general approval of our stockholders, including the election and removal of directors, any amendments to our amended and restated certificate of incorporation and the approval of any merger or sale of all or substantially all of our assets. Accordingly, we will be a “controlled company” within the meaning of the corporate governance rules of the      .
Dividend policy
We do not anticipate declaring or paying any regular cash dividends on our common stock in the foreseeable future. Instead, we anticipate that most or all of our future earnings will be retained to support our operations and finance the growth and development of our business. Any future determination to declare and pay cash dividends, if any, will be made at the discretion of our board of directors and will depend on a variety of factors, including applicable laws, our financial condition, results of operations, contractual restrictions, capital requirements, business prospects, general business or financial market conditions and other factors our board of directors may deem relevant. Investors should not purchase our common stock with the expectation of receiving cash dividends. See “Dividend Policy.”
Risk factors
Investing in shares of our common stock involves a high degree of risk. See “Risk Factors” for a discussion of factors you should carefully consider before investing in shares of our common stock.
Certain U.S. federal income and estate tax consequences to non-U.S. holders
For a discussion of certain U.S. federal income and estate tax consequences that may be relevant to non-U.S. stockholders, see “Certain U.S. Federal Income and Estate Tax Consequences to Non-U.S. Holders.”
Proposed trading symbol
“HMPT”
Unless we indicate otherwise or the context otherwise requires, this prospectus reflects and assumes:
•	no exercise of the underwriters’ option to purchase additional shares of our common stock;
•	an initial public offering price of $ per share of common stock, which is the midpoint of the estimated price range set forth on the cover page of this prospectus;
•	the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws immediately prior to the consummation of this offering;
•	the -for-one stock split of our common stock, which we intend to effectuate prior to the effectiveness of the registration statement of which this prospectus forms a part; and
•	the merger of Holdings with and into the Company concurrent with the consummation of this offering, with the Company as the surviving entity.
The number of shares of common stock to be outstanding after this offering excludes:
•
    shares of common stock issuable upon exercise of outstanding options, (i)     of which are vested, with a weighted-average exercise price of $    per share, and (ii)     of which are not vested, with a weighted-average exercise price of $    per share, in each case, issued under our 2015 Option Plan. See “Executive Compensation—Narrative Disclosure to Summary Compensation Table—Equity Awards”; and

•	shares of common stock reserved for future issuance under the 2020 Incentive Plan.

Summary Historical Consolidated Financial and Other Data
The following tables set forth our summary historical consolidated financial and other data as of the dates and for the periods indicated. The summary historical consolidated financial and other data as of and for the years ended December 31, 2019 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary historical consolidated financial and other data as of and for the nine month periods ended September 30, 2020 and 2019 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in our opinion, have included all adjustments, which include normal recurring adjustments, necessary to present fairly in all material respects our financial position and results of operations.
Historical results are not necessarily indicative of the results that may be expected in any future period, and our results of operations for any interim period are not necessarily indicative of the results to be expected for the full year. The following information should be read in conjunction with the sections entitled “Capitalization,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included elsewhere in this prospectus.
	Nine months ended September 30,		Year ended December 31,
(In thousands, except shares and per share amounts)	2020	2019	2019	2018
	(unaudited)		(audited)
Statement of Operations Data
Gain on loans, net			$199,501	$84,068
Loan fee income			32,112	19,603
Interest income			51,801	35,179
Interest expense			(57,942)	(47,486)
Interest loss, net			(6,141)	(12,307)
Loan servicing fees			144,228	119,049
Change in fair value of mortgage servicing rights			(173,134)	(47,312)
Other income			3,159	1,156
Total net revenue			199,725	164,257

Compensation and benefits			156,197	109,577
Loan expense			15,626	16,882
Loan servicing expense			20,924	18,488
Occupancy and equipment			16,768	20,521
General and administrative			21,407	29,165
Depreciation and amortization			5,918	7,612
Other expenses			4,296	4,060
Total expenses			241,136	206,305

Loss from continuing operations before income tax benefit			(41,411)	(42,048)
Income tax benefit from continuing operations			9,500	10,485
Net loss from continuing operations			(31,911)	(31,563)
Net income from discontinued operations before tax			—	9,707
Income tax provision			—	(2,550)
Income from discontinued operations, net of tax			—	7,157
Income from equity method investment			2,701	209
Total net loss			$(29,210)	$(24,197)

	Nine months ended September 30,		Year ended December 31,
(In thousands, except shares and per share amounts)	2020	2019	2019	2018
	(unaudited)		(audited)
Basic and diluted earnings per share
Basic and diluted loss per share from continuing operations			$(319)	$(316)
Basic and diluted earnings per share from discontinued operations			—	72
Basic and diluted total net loss per share			$(292)	$(242)
Weighted average shares of common stock outstanding
Basic and diluted			100	100
	September 30,		December 31,
(In thousands, except shares and per share amounts)	2020	2019	2019	2018
	(unaudited)		(audited)
Balance Sheet Data:
Assets:
Cash and cash equivalents			$30,630	$44,010
Restricted cash			51,101	38,234
Cash and cash equivalents and restricted cash			81,731	82,244
Mortgage loans held for sale (at fair value)			1,554,230	421,754
Mortgage servicing rights (at fair value)			575,035	532,526
Property and equipment, net			12,051	10,075
Accounts receivable, net			57,872	44,422
Derivative assets			40,544	18,990
Goodwill and intangibles			11,935	10,957
GNMA loans eligible for repurchase			499,207	451,209
Other assets			76,162	64,214
Total assets			$2,908,767	$1,636,391

Liabilities and Shareholder’s equity:
Liabilities:
Warehouse lines of credit			$1,478,183	$404,237
Term debt and other borrowings, net			424,958	276,277
Accounts payable and accrued expenses			39,739	21,243
GNMA loans eligible for repurchase			499,207	451,209
Other liabilities			56,368	44,654
Total liabilities			2,498,455	1,197,620

Shareholder’s equity:
Common stock (100 shares issued and outstanding, par value $0.01 per share)			—	—
Additional paid-in-capital			454,861	454,110
Accumulated deficit			(44,549)	(15,339)
Total shareholder’s equity			410,312	438,771
Total liabilities and shareholder’s equity			$2,908,767	$1,636,391
	Nine months ended September 30,		Year ended December 31,
	2020	2019	2019	2018
Other financial data
Adjusted revenue(1)			$276,907	$154,118
Adjusted net income (loss)(1)			28,185	(32,006)
Adjusted EBITDA(1)			69,410	(19,613)

	Twelve Months Ended September 30,		Year Ended December 31,
($ in thousands)	2020	2019	2019	2018(2)
Key Performance Indicators (KPIs)
Origination Segment KPIs
Origination Volume by Channel
Wholesale(3)			$11,564,971	$4,889,220
Correspondent(3)			10,215,300	5,081,719
Direct(3)			487,322	608,148
Origination volume(3)			$22,267,593	$10,579,087

Gain on sale margin
Gain on sale margin (bps)(4)			89.6	79.5

Market Share
Overall share of origination market(5)			1.0%	0.7%
Share of wholesale channel(6)			3.5%	2.6%

Origination Volume by Purpose(7)
Purchase			50.6%	66.5%
Refinance			49.4%	33.5%

Third Party Partners
Number of Broker Partners(8)			3,085	1,623
Number of Correspondent Partners(9)			537	451

Servicing Segment KPIs
Mortgage Servicing
MSR servicing portfolio - UPB(10)			$52,600,546	$41,423,825
Servicing portfolio - Units(11)			236,362	189,513

60 days or more delinquent(12)			1.7%	2.3%

MSR Portfolio
MSR multiple(13)			3.4x	4.3x
(1)
We define Adjusted revenue as Total net revenue exclusive of the impact of the change in fair value of MSRs related to changes in valuation inputs and assumptions, net of MSRs hedge and adjusted for Income from equity method investment.

We define Adjusted net income as Net income (loss) exclusive of the impact of the change in fair value of MSRs related to changes in valuation inputs and assumptions, net of MSRs hedge.
We define Adjusted EBITDA as earnings before interest (without adjustment for net warehouse interest related to loan fundings and payoff interest related to loan prepayments), taxes, depreciation and amortization exclusive of the impact of the change in fair value of MSRs related to changes in valuation inputs and assumptions, net of MSRs hedge.
We exclude changes in fair value of MSRs, net of hedge from each of Adjusted revenue, Adjusted net income (loss) and Adjusted EBITDA as they add volatility and are not indicative of the Company’s operating performance or results of operation. This adjustment does not include changes in fair value of MSRs due to realization of cash flows, which remain in each of Adjusted revenue, Adjusted net income (loss) and Adjusted EBITDA. Realization of cash flows occurs when cash is collected as customers make scheduled payments, partial prepayments of principal, or pay their mortgage in full.
We believe that these non-GAAP financial measures presented in this prospectus, including Adjusted revenue, Adjusted net income (loss) and Adjusted EBITDA can provide useful information to investors and others in understanding and evaluating our operating results. These measures are not financial measures calculated in accordance with GAAP and should not be considered as a substitute for net income, or any other operating performance measure calculated in accordance with GAAP and may not be comparable to a similarly titled measure reported by other companies.
We believe that the presentation of Adjusted revenue, Adjusted net income (loss) and Adjusted EBITDA provides useful information to investors regarding our results of operations because each measure assists both investors and management in analyzing and benchmarking the performance and value of our business. Adjusted revenue, Adjusted net income (loss) and Adjusted EBITDA provide indicators of performance that are not affected by fluctuations in certain costs or other items. Accordingly, management believes that these measurements are useful for comparing general operating performance from period to period, and management relies on these measures for planning and forecasting of future periods. The Company measures the performance of the segments primarily on a contribution margin basis.

Additionally, these measures allow management to compare our results with those of other companies that have different financing and capital structures. However, other companies may define Adjusted revenue, Adjusted net income (loss) and Adjusted EBITDA differently, and as a result, our measures of Adjusted revenue, Adjusted net income (loss) and Adjusted EBITDA may not be directly comparable to those of other companies.
The non-GAAP information presented above and elsewhere in this prospectus should be read in conjunction with our combined financial statements and the related notes included elsewhere in this prospectus and the information set forth in the section entitled “Selected Historical Combined Financial Information.”
The following is a reconciliation of Adjusted revenue, Adjusted net income (loss) and Adjusted EBITDA to the nearest U.S. GAAP financial measures, pre-tax Net income (loss) and Net income (loss), respectively:
Reconciliation of Adjusted revenue to Total net revenue
	Nine Months Ended September 30,		Year Ended December 31,
($ in thousands)	2020	2019	2019	2018
Total net revenue			$199,725	$164,257
Income from equity method investment			2,701	209
Change in fair value of MSR (due to inputs and assumptions), net of hedge			74,481	(10,348)
Adjusted revenue			$276,907	$154,118
Reconciliation of Adjusted Net Income (Loss) to Total Net Income (Loss)
	Nine Months Ended September 30,		Year Ended December 31,
($ in thousands)	2020	2019	2019	2018
Total net income (loss)			$(29,210)	$(24,197)
Change in fair value of MSR (due to inputs and assumptions), net of hedge			74,481	(10,348)
Income tax effect of change in fair value of MSR (due to inputs and assumptions), net of hedge			(17,086)	2,539
Adjusted net income (loss)			$28,185	$(32,006)
Reconciliation of Adjusted EBITDA to Total Net Income (Loss)
	Nine Months Ended September 30,		Year Ended December 31,
($ in thousands)	2020	2019	2019	2018
Total net income (loss)			$(29,210)	$(24,197)
Income from discontinued operations, net of tax			—	(7,157)
Interest expense on corporate debt			27,721	24,962
Income tax benefit from continuing operations			(9,500)	(10,485)
Depreciation and amortization			5,918	7,612
Change in fair value of MSR (due to inputs and assumptions), net of hedge			74,481	(10,348)
Adjusted EBITDA			$69,410	$(19,613)
(2)
Unless otherwise indicated, our Distributed Retail channel was included in discontinued operations in our results of operations for the year ended December 31, 2018 and as such it has been excluded from our key performance indicators for the year ended December 31, 2018.

(3)
Origination dollar value of new loans funded by channel. Total origination volume excludes Origination volume from the Distributed Retail channel, which was included in discontinued operations in our results of operations for the year ended December 31, 2018.

(4)	Calculated as Gain on sale, net divided by Origination volume.
(5)
Calculated as the Company’s originations dollar value for the year divided by the total residential originations in the United States of America per Inside Mortgage Finance, a third party provider of residential mortgage industry news and statistics each year. Origination volume figures used to calculate market share include $1 billion of Distributed Retail originations in our results of operations for the year ended December 31, 2018.

(6)	Calculated as the Company’s originations dollar value for the year divided by the total wholesale originations in the United States of America per Inside Mortgage Finance, each year.
(7)
Total origination volume excludes Origination volume from the Distributed Retail channel, which was included in discontinued operations in our results of operations for the year ended December 31, 2018.

(8)	Number of Broker Partners with whom the Company sources loans from.
(9)	Number of Correspondent Partners from whom the Company purchases loans from.
(10)	The unpaid principal balance of loans we service on behalf of Ginnie Mae, Fannie Mae, Freddie Mae and others.
(11)	Number of loans in our serving portfolio at period end.
(12)	Total balances of outstanding loan principals for which installment payments are at least 60 days past due as a percentage of the outstanding loan principal as of a specified date.
(13)	Calculated as the MSR fair market value as of a specified date divided by the related UPB divided by the weighted average service fee.

RISK FACTORS
Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information set forth in this prospectus before deciding to invest in shares of our common stock. If any of the following risks actually occurs, our business, results of operations and financial condition may be materially adversely affected. In such case, the trading price of our common stock could decline and you may lose all or part of your investment.
Risks Related to Our Business
General Business Risks
The current outbreak of the novel coronavirus, or COVID-19, has caused, and will continue to cause, disruption to our business, liquidity, financial condition and results of operations. Further, the spread of the COVID-19 outbreak has caused severe disruptions in the U.S. and global economy and financial markets and could potentially create widespread business continuity issues of an as yet unknown magnitude and duration.
In December 2019, a novel strain of coronavirus (“COVID-19”) was reported to have surfaced in Wuhan, China. COVID-19 has since spread to over 100 countries, including every state in the United States. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic, and on March 13, 2020, the United States declared a national emergency with respect to COVID-19.
The outbreak of COVID-19 has severely impacted global economic activity and caused significant volatility and negative pressure in financial markets. The global impact of the outbreak has been rapidly evolving and many countries, including the United States, have reacted by instituting quarantines, mandating business and school closures and restricting travel. The outbreak has triggered a period of global economic slowdown and many experts predict that it may trigger a global recession. COVID-19 or another pandemic could have material and adverse effects on our ability to successfully operate due to, among other factors:
•	a general decline in business activity;
•
negatively impacting demand for our mortgage loan products, as well as borrowers’ ability to fulfill their loan obligations leading to an increase in delinquency rates, which could have a significant impact on the value of our mortgage assets;

•
the requirement for us to advance material amounts of cash for delinquent principal, interest, taxes and insurance typically paid by borrowers, which may not be reimbursed for an extended period of time;

•	the costs of preserving and liquidating defaulted properties, as a result of increased serious delinquencies and defaults;
•
the destabilization of the real estate and mortgage markets, which could negatively impact fair value of our assets, reduce our loan production volume, reduce the profitability of servicing mortgages or adversely affect our ability to sell mortgage loans;

•
difficulty accessing the capital markets on attractive terms, or at all, and a severe disruption and instability in the global financial markets, including the MBS market, or deteriorations in credit and financing conditions which could affect our access to capital necessary to fund business operations or address maturing liabilities on a timely basis;

•
the inability to promptly foreclose on defaulted mortgage loans and liquidate the underlying real property due to the rapidly changing regulatory and administrative climate, including the suspension of foreclosures and evictions as mandated by governmental bodies;

•
the potential negative impact on the health of our highly qualified personnel, in particular skilled managers, loan servicers, debt default specialists and underwriters, especially if a significant number of them are impacted; and

•	a deterioration in our ability to ensure business continuity during a disruption.
The rapid development and fluidity of this situation precludes any prediction as to the ultimate adverse impact of COVID-19. Nevertheless, COVID-19 presents material uncertainty, which may negatively impact our business, liquidity, financial condition and results of operations.

Our business relies on our financing arrangements to fund mortgage loans and otherwise operate our business. If one or more of such facilities are terminated, we may be unable to find replacement financing at commercially favorable terms, or at all, which could be detrimental to our business.
We currently fund substantially all of the MSRs and mortgage loans we close through borrowings under our financing arrangements and with funds generated by our operations. Our borrowings are in turn generally repaid with the proceeds we receive from mortgage loan sales. We are currently, and may in the future continue to be, dependent upon a handful of lenders to provide the primary funding facilities for our loans. Many of our loan funding facilities will expire within one year and some are uncommitted. In the event that any of our loan funding facilities is terminated or is not renewed, or if the principal amount that may be drawn under our funding agreements that provide for immediate funding at closing were to significantly decrease, we may be unable to find replacement financing on commercially favorable terms, or at all, which could be detrimental to our business.
Our ability to refinance existing debt and borrow additional funds is affected by a variety of factors, including:
•	restrictive covenants and borrowing conditions in our existing or future financing arrangements that may limit our ability to raise additional debt;
•	a decline in the liquidity in the credit markets;
•	prevailing interest rates;
•	the financial strength of our lenders;
•	the decisions of lenders from whom we borrow to reduce their exposure to mortgage loans; and
•	accounting changes that impact the calculations of covenants in our debt agreements.
If we are unable to refinance our existing debt or borrow additional funds due to any of the foregoing or other factors, our ability to maintain or grow our business could be limited. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”
Our loan origination and servicing revenues are highly dependent on macroeconomic and U.S. residential real estate market conditions.
Our success depends largely on the health of the U.S. residential real estate industry, which is seasonal, cyclical and affected by changes in general economic conditions beyond our control. We also have significant dependence on some states such as California and are subject to conditions in those states. Economic factors such as increased interest rates, slow economic growth or recessionary conditions, the pace of home price appreciation or lack thereof, changes in household debt levels and increased unemployment or stagnant or declining wages affect our customers’ income and thus their ability and willingness to make loan payments. National or global events including, but not limited to, the COVID-19 pandemic, affect all such macroeconomic conditions. Weak or a significant deterioration in economic conditions reduces the amount of disposable income consumers have, which in turn reduces consumer spending and the willingness of qualified potential borrowers to take out loans. As a result, such economic factors affect loan origination volume.
Additional macroeconomic factors including, but not limited to, rising government debt levels, the withdrawal or augmentation of government interventions into the financial markets, changing U.S. consumer spending patterns, changing expectations for inflation and deflation, and weak credit markets may create low consumer confidence in the U.S. economy or the U.S. residential real estate industry or result in increased volatility in the United States and worldwide financial markets and economy. Excessive home building or historically high foreclosure rates resulting in an oversupply of housing in a particular area may also increase the amount of losses incurred on defaulted mortgage loans, or may limit our ability to make additional loans in those affected areas. The economic impact of these events could also adversely affect the credit quality of some of our loans and investments and the properties underlying our interests.
Recently, financial markets have experienced significant volatility as a result of the effects of the COVID-19 pandemic. Many state and local jurisdictions have enacted measures requiring closure of businesses and other economically restrictive efforts to combat the COVID-19 pandemic. Unemployment levels have increased significantly and may remain at elevated levels or continue to rise. There may be a significant increase in the rate and number of mortgage payment delinquencies, and house sales, home prices and multifamily fundamentals may be adversely affected, which could lead to a material adverse decrease of our mortgage origination activities. For more information, see the risk factor entitled, “The current outbreak of the novel coronavirus, or COVID-19, has caused, and will continue to cause, disruption to our business, liquidity, financial condition and results of operations. Further, the spread of the COVID-19 outbreak has caused severe disruptions in the U.S. and global economy and financial markets and could potentially create widespread business continuity issues of an as yet unknown magnitude and duration.”
Furthermore, several state and local governments in the United States are experiencing, and may continue to experience, budgetary strain, which will be exacerbated by the impact of the COVID-19 pandemic. One or more states or significant local governments could default on their debt or seek relief from their debt under the U.S. bankruptcy code or by agreement with their creditors. Any or all of the circumstances described above may lead to further volatility in or disruption of the credit markets at any time and adversely affect our financial condition.
Any uncertainty or deterioration in market conditions or prolonged economic slowdown or recession that leads to a decrease in loan originations will result in lower revenue on loans sold into the secondary market. Lower loan origination volumes generally place downward pressure on margins, thus compounding the effect of the deteriorating market conditions. Such events could be detrimental to our business. Moreover, any deterioration in market conditions that leads to an increase in loan delinquencies will result in lower revenue for loans we service for the GSEs and Ginnie Mae because we collect servicing fees from them only for performing loans. While increased delinquencies generate higher ancillary revenues, including late fees, these fees are likely unrecoverable when the related loan is liquidated.
Increased delinquencies may also increase the cost of servicing loans. The decreased cash flow from lower servicing fees could decrease the estimated value of our MSRs, resulting in recognition of losses when we write down those values. In addition, an increase in delinquencies lowers the interest income we receive on cash held in collection and other accounts and increases our obligation to advance certain principal, interest, tax and insurance obligations owed by the delinquent mortgage loan borrower. An increase in delinquencies could therefore be detrimental to our business. See the risk factor entitled, “A significant increase in delinquencies for the loans we service could have a material impact on our revenues, expenses and liquidity and on the valuation of our MSRs.”
Additionally, origination of loans can be seasonal. Historically, our loan origination has increased activity in the second and third quarters and reduced activity in the first and fourth quarters as home buyers tend to purchase their homes during the spring and summer in order to move to a new home before the start of the school year. As a result, our loan origination revenues vary from quarter to quarter. However, this historical pattern may be disrupted for the foreseeable future as a result of the shelter-in-place and similar protective orders that have been issued in response to the COVID-19 pandemic.
Any of the circumstances described above, alone or in combination, may lead to volatility in or disruption of the credit markets at any time and have a detrimental effect on our business.
We may be required to repurchase mortgage loans or indemnify investors if we breach representations and warranties.
When we sell loans, we are required to make customary representations and warranties about such loans to the loan purchaser. If a mortgage loan does not comply with the representations and warranties that we made with respect to it at the time of its sale, we could be required to repurchase the loan, replace it with a substitute loan and/or indemnify secondary market purchasers for losses.
As part of our correspondent production activities, we re-underwrite a percentage of the loans that we acquire, to ensure quality underwriting by our Correspondent Partners, accurate third-party appraisals and strict compliance with the representations and warranties that we require from our Correspondent Partners and that are required from us by our investors. No assurance can be given that the re-underwriting of a sample population of loans will identify any and all underwriting and regulatory compliance issues related to such loans or to any of the other loans we acquire from Correspondent Partners. In our Direct and Wholesale channels, we underwrite each loan prior to funding and attempt to comply with applicable investor guidelines. However, no assurance can be given that such underwriting will result in all cases with loans that fully comply with such guidelines, and state or federal law.
In the event of a breach of any representations or warranties we make to purchasers, insurers or investors, we believe, based on our experience, that in a majority of cases, for correspondent originated loans acquired using the “delegated underwriting” option, we will have recourse to the Correspondent Partner that sold the mortgage loans to us and breached similar or other representations and warranties. Although we believe we will have the right to seek a recovery of related repurchase losses from that Correspondent Partner, we cannot assure you that this will always be the case. For Correspondent loans where we do the underwriting, referred to as the “non-delegated underwriting” option, our ability to seek a recovery of repurchase and other losses from Correspondent Partners is more limited.
In addition to the customary representations and warranties we make, the documents governing our securitized pools of loans and our contracts with certain purchasers of our whole loans contain additional provisions that require us to indemnify or repurchase the related loans under certain circumstances. While our contracts vary, they contain provisions that require us to repurchase loans if the borrower fails to make loan payments due to the purchaser on a timely basis in the first few months after we sell the loan. We have been and continue to be subject to repurchase claims from investors for various reasons, and we will continue to be subject to such claims in the future. If we are required to indemnify or repurchase loans that we have sold or securitized, or will sell or securitize in the future, and this results in losses that exceed our reserve, such occurrence could have a material adverse effect on our business, financial condition and results of operations.
Furthermore, the repurchased loan typically can only be financed at a steep discount to its repurchase price, if at all, and can generally be sold only at a discount to the unpaid principal balance, which in some cases can be significant. Significant repurchase activity on Direct or Wholesale loans or on Correspondent loans without offsetting recourse to a counterparty that we purchased the loan from could materially and adversely affect our business, financial condition, liquidity and results of operations.
We are subject to counterparty risk and may be unable to seek indemnity from, or require our correspondent counterparties or sellers to repurchase mortgage loans if they breach representations and warranties, which could cause us to suffer losses.
When we purchase mortgage assets, our correspondent counterparty or seller typically makes customary representations and warranties to us about such assets. Our residential mortgage loan purchase agreements may entitle us to seek indemnity or demand repurchase or substitution of the loans in the event our counterparty breaches such a representation or warranty. However, there can be no assurance that our mortgage loan purchase agreements will contain appropriate representations and warranties, that we will be able to enforce our contractual right to demand repurchase or substitution, or that our counterparty will remain solvent or otherwise be willing and able to honor its obligations under our mortgage loan purchase agreements. Our inability to obtain indemnity or enforce repurchase obligations of counterparties and sellers for a significant number of loans could materially and adversely affect our business, financial condition, liquidity and results of operations.
We are required to make servicing advances that can be subject to delays in recovery or may not be recoverable in certain circumstances, which could adversely affect our business, financial condition, liquidity and results of operations.
During any period in which a borrower is not making payments, we are required under most of our servicing agreements in respect of our loans to advance our own funds to pass through scheduled principal and interest payments to security holders of the MBS or whole loans into which the loans are sold, and pay property taxes and insurance premiums, legal expenses and other protective advances. We also advance funds under these agreements to maintain, repair and market real estate properties on behalf of investors. In certain situations, our contractual obligations may require us to make advances for which we may not be reimbursed. If a mortgage loan serviced by us is in default or becomes delinquent, the repayment to us of the advance may be delayed until the mortgage loan is repaid or refinanced or a liquidation occurs. When a relatively young MSR portfolio such as ours ages, it is expected that the percentage of delinquent loans will typically increase and the amount of advances that are required and become outstanding in connection with such loans will increase in the aggregate. This increase in advances could have a material adverse effect on our business, financial condition, liquidity and results of operations.
In response to the COVID-19 pandemic, on March 27, 2020, the CARES Act was signed into law, allowing borrowers affected by the COVID-19 pandemic to request temporary loan forbearance for federally backed mortgage loans. Nevertheless, servicers of mortgage loans are contractually bound to advance monthly payments to investors, insurers and taxing authorities regardless of whether the borrower actually makes those payments. We expect that such payments may continue to increase throughout the duration of the COVID-19 pandemic. While the GSEs recently issued guidance limiting the number of payments a servicer must advance in the case of a forbearance, we expect that a borrower who has experienced a loss of employment or a reduction of income may not repay the forborne payments at the end of the forbearance period. Additionally, we are prohibited by the CARES Act from collecting certain servicing related fees, such as late fees, during the forbearance plan period. We are further prohibited from initiating foreclosure and/or eviction proceedings under applicable investor and/or state law requirements. As of September 30, 2020, approximately    loans were enrolled in forbearance plans, which represents approximately   % of the loans in our total servicing portfolio. We have so far successfully utilized other prepayments and mortgage payoffs to fund principal and interest advances relating to forborne loans, and have not advanced material amounts of principal or interest associated with forbearances. But, there is no assurance that we will be successful in doing so in the coming months and we will ultimately have to replace such funds to make payments in respect of such prepayments and mortgage payoffs. As a result, we may have to use our cash, including borrowings under our debt agreements, to make the payments required under our servicing operation.
In addition, multiple forbearance programs, moratoria of foreclosure and eviction and other requirements to assist borrowers enduring financial hardship due to the COVID-19 pandemic are being issued by states, agencies and regulators. These measures could stay in place for an extended period of time. If we are unable to comply with, or face allegations that we are in breach of, applicable laws, regulations or other requirements, we may face regulatory action, including fines, penalties and restrictions on our business. In addition, we could face litigation and reputational damage.
Competition for mortgage assets may limit the availability of desirable originations, acquisitions and result in reduced risk-adjusted returns and adversely affect our business, financial condition, liquidity and results of operations.
We face substantial competition in originating and acquiring attractive assets, both in our loan origination activities and our correspondent production activities. The competition for mortgage loan assets may compress margins and reduce yields, making it difficult for us to acquire assets with attractive risk-adjusted returns. There can be no assurance that we will be able to successfully maintain returns, transition from assets producing lower returns into investments that produce better returns, or that we will not seek investments with greater risk to obtain the same level of returns. Any or all of these factors could cause the profitability of our operations to decline substantially and have a material adverse effect on our business, financial condition, liquidity and results of operations.
In addition, the financial services industry is undergoing rapid technological changes, with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial and lending institutions to better serve customers and reduce costs. We may not be able to effectively implement new technology-driven products and services as quickly as competitors or be successful in marketing these products and services to our Correspondent Partners and consumers. Failure to successfully keep pace with technological change affecting the financial services industry could harm our ability to attract customers and adversely affect our results of operations, financial condition and liquidity.
Our profitability depends, in part, on our ability to continue to acquire our targeted mortgage assets at favorable prices. We compete with mortgage REITs, specialty finance companies, private funds, banks, mortgage bankers, insurance companies, mutual funds, institutional investors, investment banking firms, depository institutions, governmental bodies and other entities, many of which focus on acquiring mortgage assets. Many of our competitors also have competitive advantages over us, including size, financial strength, access to capital, cost of funds, federal pre-emption and higher risk tolerance. Competition may result in fewer acquisitions, higher prices, acceptance of greater risk, lower yields and a narrower spread of yields over our financing costs.
We may not be able to continue to grow our loan origination business or effectively manage significant increases in our loan production volume, both of which could negatively affect our reputation and business, financial condition and results of operations.
Our mortgage loan origination business consists of providing purchase money loans to homebuyers and refinancing existing loans. The origination of purchase money mortgage loans is greatly influenced by traditional business customers in the home buying process such as realtors and builders. As a result, our or our partners’ ability to secure relationships with such traditional business customers will influence our ability to grow our loan origination business. Our loan origination business also operates through third-party mortgage professionals who do business with us on a best efforts basis (i.e., they are not contractually obligated to do business with us). Further, our competitors also have relationships with these brokers and actively compete with us in our efforts to expand our broker networks. Accordingly, we may not be successful in maintaining our existing relationships or expanding our broker networks. Our business is also subject to overall market factors that can impact our ability to grow our loan production volume. For example, increased competition from new and existing market participants, reductions in the overall level of refinancing activity or slow growth in the level of new home purchase activity can impact our ability to continue to grow our loan production volumes, and we may be forced to accept lower margins in our respective businesses in order to continue to compete and keep our volume of activity consistent with past or projected levels. If we are unable to continue to grow our loan origination business, this could adversely affect our business, financial condition and results of operations.
On the other hand, we may experience material growth in our mortgage loan volume and MSRs. If we do not effectively manage our growth, the quality of our services could suffer, which could negatively affect our reputation and business, financial condition and results of operations.
Difficult conditions or disruptions in the MBS, mortgage, real estate and financial markets and the economy generally may adversely affect our business, financial condition, liquidity and results of operations.
Most of the Agency-eligible mortgage loans that we originate or acquire are delivered to the GSEs or Ginnie Mae to be pooled into an Agency MBS or sold directly to the Agencies through the cash window or other third parties. Any significant disruption or period of illiquidity in the general MBS market would directly affect our liquidity because no existing alternative secondary market would likely be able to accommodate on a timely basis the volume of loans that we typically acquire and sell in any given period. Accordingly, if the MBS market experiences a period of illiquidity, we might be prevented from selling the loans that we acquire into the secondary market in a timely manner or at favorable prices or we may be required to repay a portion of the debt securing these assets, which could impact the availability and cost of financing arrangements and would likely result in a material adverse effect on our business, financial condition and results of operations.
The success of our business strategies and our results of operations are also materially affected by current conditions in the broader mortgage markets, the financial markets and the economy generally. Continuing concerns over factors including inflation, deflation, unemployment, personal and business income taxes, healthcare, energy costs, geopolitical issues, the availability and cost of credit, the mortgage markets and the real estate markets have contributed to increased volatility and unclear expectations for the economy and markets going forward. The mortgage markets have been and continue to be affected by changes in the lending landscape, defaults, credit losses and significant liquidity concerns. A destabilization of the real estate and mortgage markets or deterioration in these markets may adversely affect the performance and fair value of our assets, reduce our loan production volume, reduce the profitability of servicing mortgages or adversely affect our ability to sell mortgage loans that we acquire, either at a profit or at all. Any of the foregoing could materially and adversely affect our business, financial condition, liquidity and results of operations.
The industry in which we operate is highly competitive, and is likely to become more competitive, which could adversely affect us.
We operate in a highly competitive industry that could become even more competitive as a result of economic, legislative, regulatory and technological changes. Non-banks of various sizes and types are becoming increasingly competitive in the acquisition of newly originated mortgage loans and servicing rights. Many banks and large savings institutions have significantly greater resources or access to capital than we do, as well as a lower cost of funds. Additionally, some of our existing and potential competitors may decide to modify their business models to compete more directly with our wholesale and correspondent production business. For example, non-bank loan servicers may try to leverage their servicing operations to develop or expand a wholesale and correspondent production business. Since the withdrawal of a number of large participants from the mortgage markets following the financial crisis in 2007, non-bank participants have become more active in these markets. As more non-bank entities enter these markets, or if more of the large commercial banks decide to become aggressive in the mortgage space once again, our production activities may generate lower volumes and/or margins. Accordingly, our inability to compete successfully or a material decrease in profit margins resulting from increased competition could adversely affect our business, financial condition, liquidity and results of operations.
We depend on our ability to acquire loans and sell the resulting MBS in the secondary markets on favorable terms in our production activities. If our ability to acquire and sell is impaired, this could subject us to increased risk of loss.
In our production activities, we acquire and originate new loans, including non-Agency loans, from our Broker Partners and Correspondent Partners and sell or securitize those loans to or through the Agencies or other third-party investors. We also may sell the resulting securities into the MBS markets. However, there can be no assurance that we will continue to be successful in operating this business or that we will continue to be able to capitalize on these opportunities on favorable terms or at all. In particular, we have committed, and expect to continue to commit, capital and other resources to this operation. However, we may not be able to continue to source sufficient loan acquisition opportunities to justify the expenditure of such capital and other resources. In the event that we are unable to continue to source sufficient opportunities for this operation, there can be no assurance that we would be able to acquire such assets on favorable terms or at all, or that such loans, if acquired, would be profitable to us. In addition, we may be unable to finance the acquisition of these loans or may be unable to sell the resulting loans or MBS in the secondary mortgage market on favorable terms or at all. We are also subject to the risk that the fair value of the acquired loans may decrease prior to their disposition either due to changes in market conditions, the delinquencies of our mortgage loans or a change in the condition of the underlying mortgage property. The occurrence of any one or more of these risks could adversely impact our business, financial condition, liquidity and results of operations.
The gain recognized from sales in the secondary market represents a significant portion of our revenues and net earnings. Further, we are dependent on the cash generated from such sales to fund our future loan closings and repay borrowings under our loan funding facilities. A decrease in the prices paid to us upon sale of our loans could materially adversely affect our business, financial condition and results of operations. The prices we receive for our loans vary from time to time and may be materially adversely affected by several factors, including, without limitation:
•	an increase in the number of similar loans available for sale;
•	conditions in the loan securitization market or in the secondary market for loans in general or for our loans in particular, which could make our loans less desirable to potential investors;
•	defaults under loans in general;
•
loan-level pricing adjustments imposed by Fannie Mae and Freddie Mac, including the recently imposed adjustments for the purchase of loans in forbearance and, although deferred for later implementation, refinancing loans;

•	the types and volume of loans being originated or sold by us;
•	the level and volatility of interest rates; and
•	the quality of loans previously sold by us.
Further, to the extent we become subject to delays in our ability to sell future mortgage loans which we originate, we would need to reduce our origination volume to the amount that we can sell plus any excess capacity under our loan funding facilities. Delays in the sale of mortgage loans also increase our exposure to increases in interest rates, which could adversely affect our profitability on sales of loans.
The success and growth of our production and servicing activities will depend, in part, upon our ability to adapt to and implement technological changes.
The production process and our servicing platform are becoming more dependent upon technological advancement and depends, in part, upon our ability to effectively interface with our Broker Partners, Correspondent Partners and other third parties. Maintaining, improving and becoming proficient with new technology may require us to make significant capital expenditures. To the extent we are dependent on any particular technology or technological solution, we may be harmed if such technology or technological solution becomes non-compliant with existing industry standards, fails to meet or exceed the capabilities of our competitors’ equivalent technologies or technological solutions, becomes increasingly expensive to service, retain and update, becomes subject to third-party claims of intellectual property infringement, misappropriation or other violation or malfunctions or functions in a way we did not anticipate that results in loan defects potentially requiring repurchase.
We also rely on third-party software products and services to operate our business. If we lose our rights to such products or services, or our current software vendors become unable to continue providing services to us on acceptable terms, we may not be able to procure alternatives in a timely and efficient manner and on acceptable terms, or at all.
Additionally, new technologies and technological solutions are continually being released. We need to continue to develop and invest in our technological capabilities to remain competitive and our failure to do so could adversely affect our business, financial condition, liquidity and results of operations.

There is no assurance that we will be able to successfully adopt new technology as critical systems and applications become obsolete and better ones become available. Additionally, if we fail to respond to technological developments in a cost-effective manner, or fail to acquire, integrate or interface with third-party technologies effectively, we may experience disruptions in our operations, lose market share or incur substantial costs.
Our risk management efforts may not be effective.
We could incur substantial losses and our business operations could be disrupted if we are unable to effectively identify, manage, monitor and mitigate financial risks, such as credit risk, interest rate risk, prepayment risk, liquidity risk and other market-related risks, as well as operational, tax and legal risks related to our business, assets and liabilities. We also are subject to various federal, state, local and foreign laws, regulations and rules that are not industry specific, including health and safety laws, environmental laws, privacy laws and other federal, state, local and foreign laws and other regulations and rules in the jurisdictions in which we operate. Our risk management policies, procedures and techniques may not be sufficient to identify all of the risks to which we are exposed, mitigate the risks we have identified or identify additional risks to which we may become subject in the future. Expansion of our business activities may also result in our being exposed to risks to which we have not previously been exposed or may increase our exposure to certain types of risks including risks related to our hedging transactions and strategy, as well as access to cash reserves, and we may not effectively identify, manage, monitor and mitigate these risks as our business activity changes or increases.
We could be harmed by misconduct or fraud that is difficult to detect.
We are exposed to risks relating to fraud and misconduct by our associates, contractors, custodians, brokers and Correspondent Partners and other third parties with whom we have relationships. For example, associates could execute unauthorized transactions, use our assets improperly or without authorization, use confidential information for improper purposes or misreport or otherwise try to hide improper activities from us. This type of misconduct can be difficult to detect and if not prevented or detected could result in claims or enforcement actions against us or losses. In addition, such persons or entities may misrepresent facts about a mortgage loan, including the information contained in the loan application, property appraisal, title information and employment and income stated on the loan application. If any of this information was intentionally or negligently misrepresented and such misrepresentation was not detected prior to the acquisition or funding of the loan, the value of the loan could be significantly lower than expected. A mortgage loan subject to a material misrepresentation is typically unsalable or subject to repurchase if it is sold before detection of the misrepresentation. In addition, the persons and entities making a misrepresentation are often difficult to locate and it is often difficult to collect from them any monetary losses we have suffered. Our controls may not be completely effective in detecting this type of activity. Accordingly, such undetected instances of fraud may subject us to regulatory sanctions, litigation and losses, including those under our indemnification arrangements, and may seriously harm our reputation.
If we fail to maintain an effective system of internal controls, we may not be able to accurately determine our financial results or prevent fraud.
Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. We may in the future discover areas of our internal controls that need improvement. We cannot assure you that we will be successful in maintaining adequate control over our financial reporting and financial processes. Furthermore, as we continue to grow our business, our internal controls will become more complex, and we will require significantly more resources to ensure our internal controls remain effective. If we or our independent auditors discover a material weakness, the disclosure of that fact, even if quickly remedied, could result in a default and cross-defaults under our financing arrangements.
There is the risk that material weaknesses could be identified in the future and a risk exists that we may not successfully remediate future material weaknesses. Accordingly, our failure to maintain effective internal control over our business could result in financial risk and losses that would be reflected in our financial statements or otherwise have a material adverse effect on our business, financial condition, liquidity and results of operations.
Our business could suffer if we fail to attract and retain a highly skilled workforce, including our senior executives.
Our future success will depend on our ability to identify, hire, develop, motivate and retain highly qualified personnel for all areas of our organization, in particular skilled managers, loan servicers, debt default specialists, loan officers and underwriters. Trained and experienced personnel are in high demand and may be in short supply in some areas. Many of the companies with which we compete for experienced associates have greater resources than we have and may be able to offer more attractive terms of employment. In addition, we invest significant time and expense in training our associates, which increases their value to competitors who may seek to recruit them. We may not be able to attract, develop and maintain an adequate skilled workforce necessary to operate our businesses, and labor expenses may increase as a result of a shortage in the supply of qualified personnel. If we are unable to attract and retain such personnel, we may not be able to take advantage of acquisitions and other growth opportunities that may be presented to us, and this could materially affect our business, financial condition and results of operations.
The experience of our senior executives is a valuable asset to us. Our management team has significant experience in the residential mortgage origination and servicing industry. Changes to our senior executive team may occur, which could have an adverse effect on our business, financial condition and results of operations. We do not maintain and do not currently plan to obtain key life insurance policies on any of our senior managers.
We could be adversely affected if we inadequately obtain, maintain, protect and enforce our intellectual property and proprietary rights, and we may encounter disputes from time to time relating to our use of the intellectual property of third parties.
We rely on a combination of strategies to protect our intellectual property and proprietary rights, including the use of trademarks, service marks, domain names, trade secrets and unregistered copyrights, as well as confidentiality procedures and contractual provisions. Nevertheless, these measures may not prevent misappropriation, infringement, reverse engineering or other violation of these rights by third parties. Any intellectual property rights owned by or licensed to us may be challenged, invalidated, held unenforceable or circumvented in litigation or other proceedings, and such intellectual property rights may be lost or no longer provide us meaningful competitive advantages. We cannot guarantee that we will be able to conduct our operations in such a way as to avoid all alleged infringements, misappropriations or other violations of such intellectual property rights. Third parties may raise claims against us alleging an infringement, misappropriation or other violation of their intellectual property or proprietary rights.
Whether it is to defend against such claims or to protect and enforce our intellectual property and proprietary rights, we may be required to spend significant resources including bringing litigation, which could be costly, time consuming and could divert the time and attention of our management team and result in the impairment or loss of portions of our rights, and we may not prevail. Our failure to secure, maintain, protect and enforce our intellectual property and proprietary rights, or defend against claims related to same, could adversely affect our brands and adversely impact our business.
Cybersecurity risks, cyber incidents and technology failures may adversely affect our business by causing a disruption to our operations, an unauthorized use or disclosure of confidential or regulated data and information, and/or damage to our business relationships, all of which could negatively impact our business.
The financial services industry as a whole is characterized by rapidly changing technologies. As our reliance on rapidly changing technology has increased, so have the risks posed to our information systems and the information therein, both internal and those of third-party service providers.
A cyber incident refers to any adverse event that threatens the confidentiality, integrity or availability of our information technology resources, or those of our third-party providers, that result in the unauthorized access to, or disclosure, use, loss or destruction of, personally identifiable information or other sensitive, non-public, confidential or regulated data and information (including our borrowers’ personal information and transaction data), the misappropriation of assets, or a significant breakdown, invasion, corruption, destruction or interruption of any part of such information technology resources and the data therein. System disruptions and failures caused by fire, power loss, telecommunications outages, unauthorized intrusion, computer viruses and disabling devices, employee and contractor error, negligence or malfeasance, failures during the process of upgrading or replacing software and databases, hardware failures, natural disasters and other similar events may interrupt or delay our ability to provide services to our customers.
We have undertaken measures intended to protect the safety and security of our information systems and the information systems of our third-party providers and the data therein, including physical and technological security measures, employee training, contractual precautions and business continuity plans, and implementation of policies and procedures designed to help mitigate the risk of system disruptions and failures and the occurrence of cyber incidents. Despite our efforts, there can be no assurance that any such risks will not occur or, if they do occur, that they will be adequately addressed in a timely manner. It is possible that advances in computer capabilities, undetected fraud, inadvertent violations of our policies or procedures or other developments could result in a cyber incident or system disruption or failure. We may not be able to anticipate or implement effective preventive measures against all such risks, especially with respect to cyber incidents, as the methods of attack change frequently or are not recognized until launched, and because cyber incidents can originate from a wide variety of sources, including persons involved with organized crime or associated with external service providers. Those parties may also attempt to fraudulently induce associates, customers or other users of our systems to disclose sensitive information in order to gain access to our data or that of our Broker Partners and Correspondent Partners or borrowers. These risks have increased in recent years and may increase in the future as we continue to increase our reliance on the internet and use of web-based product offerings and on the use of cybersecurity. In addition, our current work-from-home policy may increase the risk for the unauthorized disclosure or use of personal information or other data.
We may also be held accountable for the actions and inactions of third-party vendors regarding cybersecurity and other consumer-related matters, which may not be covered by indemnification arrangements with our third-party vendors.
Additionally, cyberattacks on local and state government databases and offices, including the rising trend of ransomware attacks, expose us to the risk of losing access to critical data and the ability to provide services to our customers.
Any of the foregoing events could result in violations of applicable privacy and other laws, financial loss to us or to our customers, loss of confidence in our security measures, customer dissatisfaction, regulatory action or investigation, fines or penalties, additional regulatory scrutiny, significant litigation exposure and harm to our reputation, any of which could have a material adverse effect on our business, financial condition, liquidity and results of operations. We may be required to expend significant capital and other resources to protect against and remedy any potential or existing security breaches and their consequences. In addition, our remediation efforts may not be successful and we may not have adequate insurance to cover these losses.
Material changes to the laws, regulations or practices applicable to reverse mortgage programs operated by FHA and HUD could adversely affect the reverse mortgage business of Longbridge Financial, LLC.
We own a 49.7% equity interest in Longbridge Financial, LLC, which participates in the reverse mortgage business. The reverse mortgage industry is largely dependent upon the Federal Housing Administration, or the FHA, and HUD, and there can be no guarantee that these entities will continue to participate in the reverse mortgage industry or that they will not make material changes to the laws, regulations, rules or practices applicable to reverse mortgage programs. The reverse mortgage loan products originated by Longbridge Financial, LLC are Home Equity Conversion Mortgages, or HECM, an FHA-insured loan that must comply with the FHA’s and other regulatory requirements. Longbridge Financial, LLC also originates non-HECM reverse mortgage products, for which there is a limited secondary market. The FHA regulations governing the HECM product have changed from time to time. For example, on September 3, 2013, the FHA announced changes to the HECM program, pursuant to authority under the Reverse Mortgage Stabilization Act. The changes impact initial mortgage insurance premiums and principal limit factors, impose restrictions on the amount of funds that senior borrowers may draw down at closing and during the first 12 months after closing and require a financial assessment for all HECM borrowers to ensure they have the capacity and willingness to meet their financial obligations and the terms of the reverse mortgage. In addition, the changes require borrowers to set aside a portion of the loan proceeds they receive at closing (or withhold a portion of monthly loan disbursements) for the payment of property taxes and homeowners insurance based on the results of the financial assessment. The FHA also amended or clarified requirements related to HECMs through a series of issuances in 2014, including three Mortgagee Letters issued in June of 2014. The new requirements relate to advertising, restrictions on loan provisions, limitations on payment methods, new underwriting requirements, revised principal limits, revised financial assessment and property charge requirements and the treatment of non-borrowing spouses. The FHA has continued to issue additional guidance aimed at strengthening the HECM program. Most recently, the FHA issued a Mortgagee Letter changing initial and annual mortgage insurance premium rates and the principal limit factors for all HECMs. The reverse mortgage business of Longbridge Financial, LLC is also subject to state statutory and regulatory requirements including, but not limited to, licensing requirements, required disclosures and permissible fees. It is unclear how the various new requirements, including the financial assessment requirement, will impact the reverse mortgage business and ultimately, our investment in Longbridge Financial, LLC. In addition, because many of these guidance and regulations relate to protection of customers who faced foreclosures and evictions which led to adverse publicity in the reverse mortgage industry, negative publicity due to actions by other reverse mortgage lenders could cause regulatory focus on the business of Longbridge Financial, LLC.

Our vendor relationships subject us to a variety of risks.
We have significant vendors that, among other things, provide us with financial, technology and other services to support our mortgage loan servicing and origination businesses. If our current vendors were to stop providing services to us on acceptable terms, including as a result of one or more vendor bankruptcies due to poor economic conditions or other events, we may be unable to procure alternatives from other vendors in a timely and efficient manner and on acceptable terms, or at all. Further, we may incur significant costs to resolve any such disruptions in service and this could adversely affect our business, financial condition and results of operations. Additionally, in April 2012, the CFPB issued Bulletin 2012-03, as amended in 2016 by bulletin 2016-02, which states that supervised banks and non-banks could be held liable for actions of their service providers. As a result, we could be exposed to liability, CFPB enforcement actions or other administrative actions and/or penalties if the vendors with whom we do business violate consumer protection laws.
Our failure to deal appropriately with various issues that may give rise to reputational risk, including legal and regulatory requirements, could cause harm to our business and adversely affect our business and financial condition and may negatively impact our reputation.
Maintaining our reputation is critical to attracting and retaining customers, trading and financing counterparties, investors and associates. If we fail to deal with, or appear to fail to deal with, various issues that may give rise to reputational risk, we could significantly harm our business. Reputational risk could negatively affect our financial condition and business, strain our working relationships with regulators and government agencies, expose us to litigation and regulatory action, impact our ability to attract and retain customers, trading counterparties, investors and associates and adversely affect our business, financial condition, liquidity and results of operations.
Reputational risk from negative public opinion is inherent in our business and can result from a number of factors. Negative public opinion can result from our actual or alleged conduct in any number of activities, including lending and debt collection practices, corporate governance and actions taken by government regulators and community organizations in response to those activities. Negative public opinion can also result from social media and media coverage, whether accurate or not. These factors could tarnish or otherwise strain our working relationships with regulators and government agencies, expose us to litigation and regulatory action, negatively affect our ability to attract and retain customers, trading and financing counterparties and associates and adversely affect our business, financial condition, liquidity and results of operations.
Large-scale natural or man-made disasters may lead to further reputational risk in the servicing area. Our mortgage properties are generally required to be covered by hazard insurance in an amount sufficient to cover repairs to or replacement of the residence. However, when a large scale disaster occurs, the demand for inspectors, appraisers, contractors and building supplies may exceed availability, insurers and mortgage servicers may be overwhelmed with inquiries, mail service and other communications channels may be disrupted, borrowers may suffer loss of employment and unexpected expenses which cause them to default on payments and/or renders them unable to pay deductibles required under the insurance policies, and widespread casualties may also affect the ability of borrowers or others who are needed to effect the process of repair or reconstruction or to execute documents. Loan originations may also be disrupted, as lenders are required to re-inspect properties which may have been affected by the disaster prior to funding. In these situations, borrowers and others in the community may believe that servicers and originators are penalizing them for being the victims of the initial disaster and making it harder for them to recover, potentially causing reputational damage to the us.
Moreover, the proliferation of social media websites as well as the personal use of social media by our associates and others, including personal blogs and social network profiles, also may increase the risk that negative, inappropriate or unauthorized information may be posted or released publicly that could harm our reputation or have other negative consequences, including as a result of our associates interacting with our customers in an unauthorized manner in various social media outlets.
In addition, our ability to attract and retain customers is highly dependent upon the external perceptions of our level of service, trustworthiness, business practices, financial condition and other subjective qualities. Negative perceptions or publicity regarding these matters—even if related to seemingly isolated incidents, or even if related to practices not specific to the origination or servicing of loans, such as debt collection—could erode trust and confidence and damage our reputation among existing and potential customers. In turn, this could decrease the demand for our products, increase regulatory scrutiny and detrimentally effect our business, financial condition and results of operations.

Employment litigation and related unfavorable publicity could negatively affect our business.
Team members and former team members may, from time to time, bring lawsuits against us regarding injury, creation of a hostile workplace, discrimination, wage and hour, employee benefits, sexual harassment and other employment issues. In recent years there has been an increase in the number employment-related actions in states with favorable employment laws, such as California, as well as an increase in the number of discrimination and harassment claims against employers generally. Coupled with the expansion of social media platforms and similar devices that allow individuals access to a broad audience, these claims have had a significant negative impact on some businesses. Companies that have faced employment or harassment related lawsuits have had to terminate management or other key personnel and have suffered reputational harm that has negatively impacted their businesses. If we experience significant incidents involving employment or harassment related claims, we could face substantial out-of-pocket losses and fines if claims are not covered by our liability insurance, as well as negative publicity. In addition, such claims may give rise to litigation, which may be time-consuming, costly and distracting to our management team.
Initiating new business activities or strategies or significantly expanding existing business activities or strategies may expose us to new risks and will increase our cost of doing business.
Initiating new business activities or strategies or significantly expanding existing business activities or strategies may expose us to new or increased financial, regulatory, reputational and other risks. Such innovations are important and necessary ways to grow our businesses and respond to changing circumstances in our industry; however, we cannot be certain that we will be able to manage the associated risks and compliance requirements effectively. Such risks include a lack of experienced management-level personnel, increased administrative burden, increased logistical problems common to large, expansive operations, increased credit and liquidity risk and increased regulatory scrutiny.
Furthermore, our efforts may not succeed and any revenues we earn from any new or expanded business initiative or strategy may not be sufficient to offset the initial and ongoing costs of that initiative, which would result in a loss with respect to that initiative, strategy or acquisition.
Certain of our material vendors have operations in India that could be adversely affected by changes in political or economic stability or by government policies.
Certain of our material vendors currently have operations located in India, which is subject to relatively higher political and social instability than the United States and may lack the infrastructure to withstand political unrest, natural disasters or global pandemics. The political or regulatory climate in the United States, or elsewhere, also could change so that it would not be lawful or practical for us to use vendors with international operations in the manner in which we currently use them. If we could no longer utilize vendors operating in India or if those vendors were required to transfer some or all of their operations to another geographic area, we would incur significant transition costs as well as higher future overhead costs that could materially and adversely affect our results of operations. In some foreign countries with developing economies, it may be common to engage in business practices that are prohibited by laws and regulations applicable to us, such as the Foreign Corrupt Practices Act of 1977, as amended, or the FCPA. Any violations of the FCPA or local anti-corruption laws by us, our subsidiaries or our local vendors could have an adverse effect on our business and reputation and result in substantial financial penalties or other sanctions.
We may not be able to fully utilize our net operating loss, or NOL, and other tax carryforwards.
As of September 30, 2020, we had $    million of NOL carryforwards for federal income tax purposes, which begin to expire in 2035. Our ability to utilize NOLs and other tax carryforwards to reduce taxable income in future years could be limited due to various factors, including (i) our projected future taxable income, which could be insufficient to recognize the full benefit of such NOL carryforwards prior to their expiration; (ii) limitations imposed as a result of one or more ownership changes under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, (which subject NOLs to an annual limitation on usage); and/or (iii) challenges by the Internal Revenue Service, or the IRS, that a transaction or transactions were concluded with the principal purpose of evasion or avoidance of federal income tax. As of September 30, 2020, $    million of our NOL carryforwards for federal income tax purposes are subject to limitations under Section 382 of the Code, which we anticipate being able to fully utilize in the normal course. However, it is possible that this offering, together with other ownership changes, could further limit our ability to use these NOLs.

The IRS could challenge the amount, timing and/or use of our NOL carryforwards.
The amount of our NOL carryforwards has not been audited or otherwise validated by the IRS after the tax year ended December 31, 2016. Among other things, the IRS could challenge the amount, timing and/or our use of our NOLs. Any such challenge, if successful, could significantly limit our ability to utilize a portion or all of our NOL carryforwards. In addition, calculating whether an ownership change has occurred within the meaning of Section 382 is subject to inherent uncertainty, both because of the complexity of applying Section 382 and because of limitations on a publicly traded company’s knowledge as to the ownership of, and transactions in, its securities. Therefore, the calculation of the amount of our utilizable NOL carryforwards could be changed as a result of a successful challenge by the IRS or as a result of new information about the ownership of, and transactions in, our securities.
Possible changes in legislation could negatively affect our ability to use the tax benefits associated with our NOL carryforwards.
The rules relating to U.S. federal income taxation are periodically under review by persons involved in the legislative and administrative rulemaking processes, by the IRS and by the U.S. Department of the Treasury, resulting in revisions of regulations and revised interpretations of established concepts as well as statutory changes, including decreases in the tax rate. Future revisions in U.S. federal tax laws and interpretations thereof could adversely impact our ability to use some or all of the tax benefits associated with our NOL carryforwards.
Changes in tax laws may adversely affect us.
The Tax Cuts and Jobs Act, or the TCJA, enacted on December 22, 2017, significantly affected U.S. federal tax law, including by changing how the U.S. imposes tax on certain types of income of corporations and by reducing the U.S. federal corporate income tax rate to 21%. It also imposed new limitations on a number of tax benefits, including deductions for business interest, use of net operating loss carryforwards, taxation of foreign income, and the foreign tax credit, among others.
It also imposed new limitations on deductions for mortgage interest, which may affect the demand for loans which we acquire and service. The CARES Act, enacted on March 27, 2020, in response to the COVID-19 pandemic, further altered U.S. federal tax law, including in respect of certain changes that were made by the TCJA, generally on a temporary basis. There can be no assurance that future tax law changes will not increase the rate of the corporate income tax significantly, impose new limitations on deductions, credits or other tax benefits, or make other changes that may adversely affect our business, cash flows or financial performance. In addition, the IRS has yet to issue guidance on a number of important issues regarding the changes made by the TCJA and the CARES Act.
Market Risks
Interest rate fluctuations could significantly decrease our results of operations and cash flows and the fair value of our assets.
Interest rates are highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors beyond our control. Due to the unprecedented events surrounding the COVID-19 pandemic along with the associated severe market dislocation, there is an increased degree of uncertainty and unpredictability concerning current interest rates, future interest rates and potential negative interest rates. Interest rate fluctuations present a variety of risks to our operations. Our primary interest rate exposures relate to the yield on our assets, their fair values and the financing cost of our debt, as well as to any derivative financial instruments that we utilize for hedging purposes. Decreasing interest rates may cause a large number of borrowers to refinance, which could result in the loss of future net servicing revenues with an associated write-down of the related MSRs. In addition, significant savings in interest rate movement may impact our gains and losses from interest rate hedging arrangements and result in our need to change our hedging strategy. Any such scenario could have a material adverse effect on our business, results of operations and financial condition.
Changes in the level of interest rates also may affect our ability to acquire assets (including the purchase or origination of mortgage loans), the value of our assets (including our pipeline of mortgage loan commitments and our portfolio of MSRs) and any related hedging instruments, the value of newly originated or purchased loans, and our ability to realize gains from the disposition of assets. Changes in interest rates may also affect borrower default rates and may impact our ability to refinance or modify loans and/or to sell real estate owned, or REO, assets.
Borrowings under some of our financing agreements are at variable rates of interest, which also expose us to interest rate risk. If interest rates increase, our debt service obligations on certain of our variable-rate indebtedness will increase even though the amount borrowed remains the same, and our net income and cash flows, including cash available for servicing our indebtedness, will correspondingly decrease. We currently have entered into, and in the future we may continue to enter into, interest rate swaps or interest rate swap futures that involve the exchange of floating for fixed-rate interest payments to reduce interest rate volatility. However, we may not maintain interest rate swaps or interest rate swap futures with respect to all of our variable-rate indebtedness, and any such swaps may not fully mitigate our interest rate risk, may prove disadvantageous, or may create additional risks.
In addition, our business is materially affected by the monetary policies of the U.S. government and its agencies. We are particularly affected by the policies of the U.S. Federal Reserve, which influence interest rates and impact the size of the loan origination market. In 2017, the U.S. Federal Reserve ended its quantitative easing program and started its balance sheet reduction plan. The U.S. Federal Reserve’s balance sheet consists of U.S. Treasuries and MBS issued by Fannie Mae, Freddie Mac and Ginnie Mae. To shrink its balance sheet prior to the COVID-19 pandemic, the U.S. Federal Reserve had slowed the pace of MBS purchases to a point at which natural runoff exceeded new purchases, resulting in a net reduction. Recently, in response to the COVID-19 pandemic, state and federal authorities have taken several actions to provide relief to those negatively affected by COVID-19, such as the CARES Act and the Federal Reserve’s support of the financial markets. In particular, the U.S. Federal Reserve announced programs to increase its purchase of certain MBS products in response to the COVID-19 pandemic’s effect on the U.S. economy, and the market for MBS in particular. The U.S. Federal Reserve also reduced the target range for the federal funds rate to 0 to 0.25% and announced a policy change in August 2020 to the way it sets interest rates that will likely keep interest rates in the U.S. relatively low for an extended period of time. The results of this recent policy change by the U.S. Federal Reserve are unknown at this time, as is its duration, but could affect the liquidity of MBS in the future.
Hedging against interest rate exposure may materially and adversely affect our business, financial condition, liquidity and results of operations.
We pursue hedging strategies to reduce our exposure to changes in interest rates. However, while we enter into such transactions seeking to reduce interest rate risk, unanticipated changes in interest rates may result in poorer overall performance than if we had not engaged in any such hedging transactions, in addition to directly affecting the percentage of loan applications in the underwriting process that ultimately close. Interest rate hedging may fail to protect or could adversely affect us because, among other things, it may not fully eliminate interest rate risk, it could expose us to counterparty and default and cross-default risk that may result in greater losses or the loss of unrealized profits, and it will create additional expense. Generally, hedging activity requires the investment of capital and the amount of capital required often varies as interest rates and asset valuations change. Thus, hedging activity, while intended to limit losses, may materially and adversely affect our business, financial condition, liquidity and results of operations.
A prolonged economic slowdown, recession or declining real estate values could materially and adversely affect us.
Our business and earnings are sensitive to general business and economic conditions in the U.S. A downturn in economic conditions resulting in adverse changes in interest rates, inflation, the debt capital markets, unemployment rates, consumer and commercial bankruptcy filings, the general strength of national and local economies and other factors that negatively impact household incomes could decrease demand for our mortgage loan products as a result of a lower volume of housing purchases and reduced refinancings of mortgages and could lead to higher mortgage defaults and lower prices for our loans upon sale.
In addition, a weakening economy, high unemployment and declining real estate values may increase the likelihood that borrowers will become delinquent and ultimately default on their debt service obligations. Our cost to service increases when borrowers become delinquent. In the event of a default, we may incur additional costs, the size of which depends on a number of factors, including, but not limited to, the instruction of the loan investor, location and condition of the underlying property, the terms of the guarantee or insurance on the loan, the level of interest rates and the time it takes to liquidate the property.
We finance our assets with borrowings, which may materially and adversely affect the income derived from our assets.
We currently leverage and, to the extent available, we intend to continue to leverage our assets through borrowings, the level of which may vary based on the particular characteristics of our asset portfolio and on market conditions. We have financed certain of our assets through repurchase agreements, pursuant to which we sell mortgage loans to lenders (i.e., repurchase agreement counterparties) and receive cash from the lenders. The lenders are obligated to resell the same assets back to us at the end of the term of the transaction. Because the cash we receive from the lender when we initially sell the assets to the lender is less than our cost to acquire the assets as well as the fair value of those assets (this difference is referred to as the haircut), if the lender defaults on its obligation to resell the same assets back to us we could incur a loss on the transaction equal to the amount of the difference in asset value sold back to us reduced further by interest accrued on the financing (assuming there was no change in the fair value of the assets).
The value of our collateral may decrease, which could lead to our lenders initiating margin calls and requiring us to post additional collateral or repay a portion of our outstanding borrowings.
We originate or acquire certain assets, including MSRs, for which financing has historically been difficult to obtain. We currently leverage certain of our MSRs under secured financing arrangements. Our MSRs are pledged to secure borrowings under a loan and security agreement. Our Fannie Mae, Freddie Mac, and Ginnie Mae MSRs are financed on a $500 million line of credit with a three year revolving period ending on January 31, 2022, followed by a one year amortization period which ends on January 31, 2023. Our secured financing arrangements pursuant to which we finance MSRs are further subject to the terms of an acknowledgement agreement with the related GSE and Ginnie Mae, pursuant to which our and the secured parties’ rights are subordinate in all respects to the rights of the applicable GSE or Ginnie Mae and subject to financial covenants similar to our financing arrangements. Accordingly, the exercise by any GSE or Ginnie Mae of its rights under the applicable acknowledgment agreement, including at the direction of the secured parties and whether or not we are in breach of our financing arrangement, could result in the extinguishment of our and the secured parties’ rights in the related collateral and result in significant losses to us.
We may in the future utilize other sources of borrowings, including term loans, bank credit facilities and structured financing arrangements, among others. The amount of leverage we employ varies depending on the asset class being financed, our available capital, our ability to obtain and access financing arrangements with lenders and the lenders’ and rating agencies’ estimate of, among other things, the stability of our asset portfolio’s cash flow.
Our operations are dependent on access to our financing arrangements, which are mostly uncommitted. If the lenders under these financing facilities terminate, or modify the terms of, these facilities, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.
We depend on short-term debt financing in the form of secured borrowings under various financing arrangements with financial institutions. These facilities are primarily uncommitted, which means that any request we make to borrow funds under these facilities may be declined for any reason, even if at the time of the borrowing request we have then-outstanding borrowings that are less than the borrowing limits under these facilities. We may not be able to obtain additional financing under our financing arrangements when necessary, which could have a material adverse effect on our business, financial condition, results of operations and cash flows and exposing us to, among other things, liquidity risks which could adversely affect our profitability and operations.
Our financing agreements contain financial and restrictive covenants that could adversely affect our financial condition and our ability to operate our businesses.
The lenders under our financing agreements require us and/or our subsidiaries to comply with various financial covenants, including those relating to tangible net worth, profitability and our ratio of total liabilities to tangible net worth. Our lenders also require us to maintain minimum amounts of cash or cash equivalents sufficient to maintain a specified liquidity position and maintain collateral having a market value sufficient to support the related borrowings. If we are unable to meet these financial covenants, our financial condition could deteriorate rapidly and could also result in a default or cross-defaults under our financing arrangements.
Our existing financing agreements also impose other financial and non-financial covenants and restrictions on us that impact our flexibility to determine our operating policies by limiting our ability to, among other things: incur certain types of indebtedness; grant liens; engage in consolidations and mergers and asset sales; make restricted payments and investments; and enter into transactions with affiliates. In our financing agreements, we agree to certain covenants and restrictions and we make representations about the assets sold or pledged under these agreements. We also agree to certain events of default (subject to certain materiality thresholds and grace periods), including payment defaults, breaches of financial and other covenants and/or certain representations and warranties, cross-defaults, servicer termination events, ratings downgrades, bankruptcy or insolvency proceedings, legal judgments against us, loss of licenses, loss of Agency, FHA, VA and/or USDA approvals and other events of default and remedies customary for these types of agreements. If we default on our obligations under our financing arrangements, fail to comply with certain covenants and restrictions or breach our representations and are unable to cure, the lender may be able to terminate the transaction or its commitments, accelerate any amounts outstanding, repurchase the assets, and/or cease entering into any other financing arrangements with us, which could also result in defaults or cross-defaults in our financing arrangements.
Because our financing agreements typically contain cross-default provisions, a default that occurs under any one agreement could allow the lenders under our other agreements to also declare a default, thereby exposing us to a variety of lender remedies, such as those described above, and potential losses arising therefrom. In addition, defaults and cross-defaults under our financing arrangements could trigger a cross-defaults under our trading agreements, which could have a negative impact on our ability to enter into hedging transactions. Any losses that we incur on our financing agreements could have a material adverse effect on our business, financial condition, liquidity and results of operations.
We may be adversely affected by changes in the London Inter-Bank Offered Rate, or LIBOR, reporting practices, the method in which LIBOR is determined, the possible transition away from LIBOR and the possible use of alternative reference rates.
LIBOR is the basic rate of interest used in lending between banks on the London interbank market and is widely used as a reference for setting the interest rate on loans globally. In July 2017, the head of the United Kingdom Financial Conduct Authority announced the desire to phase out the use of LIBOR by the end of 2021. At this time, no consensus exists as to what rate or rates may become accepted alternatives to LIBOR, and it is impossible to predict whether and to what extent banks will continue to provide LIBOR submissions to the administrator of LIBOR, whether LIBOR rates will cease to be published or supported before or after 2021 or whether any additional reforms to LIBOR may be enacted.
The possible withdrawal and replacement of LIBOR with alternative benchmarks introduces a number of risks for us, our customers and our industry more widely. These risks include legal implementation risks, as extensive changes to documentation for new and existing customers, including lenders and real estate investors/owners, may be required. There are also financial risks arising from any changes in the valuation of financial instruments, which may impact our loan production and servicing businesses. There are also operational risks due to the potential requirement to adapt information technology systems and operational processes to address the withdrawal and replacement of LIBOR. In addition, the withdrawal or replacement of LIBOR may temporarily reduce or delay transaction volume and could lead to various complexities and uncertainties related to our industry.
Additionally, Fannie Mae and Freddie Mac have announced that they will stop purchasing adjustable-rate mortgages (“ARMs”) based on LIBOR by the end of 2020 and plan to begin accepting ARMs based on the Secured Overnight Financing Rate (“SOFR”) in late 2020. Fannie Mae’s and Freddie Mac’s switch to SOFR may result in a disruption of business flow for our business due to changes in loan pricing as a result of spread differential between LIBOR and SOFR and hedging issues, both from a differential in cost and uncertainty with timing for the transition to the new index. Additionally, our business may face operational risks associated with documentation for existing loans that may not adequately address the LIBOR transition and implementing SOFR into our systems and processes properly to ensure interest is accurately calculated.
While it is not currently possible to determine precisely whether, or to what extent, the possible withdrawal and replacement of LIBOR would affect us, the implementation of alternative benchmark rates to LIBOR could have a material adverse effect on our business, financial condition, results of operations and prospects.
We may not be able to raise the debt or equity capital required to finance our assets and grow our businesses.
The growth of our businesses requires continued access to debt and equity capital that may or may not be available on favorable terms, at the desired times or at all. In addition, we own certain assets, including MSRs, for which financing has historically been difficult to obtain. Our inability to continue to maintain debt financing for MSRs could require us to seek equity capital that may be more costly or unavailable to us.
We are also dependent on a limited number of banking institutions that extend us credit on terms that we have determined to be commercially reasonable. These banking institutions are subject to their own regulatory supervision, liquidity and capital requirements, risk management frameworks and risk thresholds and tolerances, any of which may materially and negatively impact their willingness to extend credit to us specifically or mortgage lenders and servicers generally. Such actions may increase our cost of capital and limit or otherwise eliminate our access to capital.
Our access to any debt or equity capital on favorable terms or at all is uncertain. Our inability to raise such capital or obtain such debt or equity financing on favorable terms or at all could materially and adversely impact our business, financial condition, liquidity and results of operations.
We utilize derivative financial instruments, which could subject us to risk of loss.
We enter into a variety of hedging arrangements such as derivative contracts, to hedge the fair value of the MSR portfolio and minimize market rate risk although we cannot assure you that these hedging arrangements will protect the value of our MSR assets. We utilize derivative financial instruments for hedging purposes, which may include swap futures, options, “to be announced” contracts and futures. However, the prices of derivative financial instruments, including futures and options, are highly volatile. As a result, the cost of utilizing derivatives may reduce our income and liquidity, and the derivative instruments that we utilize may fail to effectively hedge our positions. We are also subject to credit risk with regard to the counterparties involved in the derivative transactions.
The use of derivative instruments is also subject to an increasing number of laws and regulations, including the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, and its implementing regulations. These laws and regulations are complex, compliance with them may be costly and time consuming, and our failure to comply with any of these laws and regulations could subject us to lawsuits or government actions and damage our reputation, which could materially and adversely affect our business, financial condition, liquidity and results of operations.
Regulatory Risks
We operate in a highly regulated industry with continually changing federal, state and local laws and regulations.
The mortgage industry is highly regulated, and we are required to comply with a wide array of federal, state and local laws and regulations that restrict, among other things, the manner in which we conduct our loan production and servicing businesses, including the fees that we may charge and the collection, use, retention, protection, disclosure and other processing of personal information. These regulations directly impact our business and require constant compliance, monitoring and internal and external audits. Both the scope of the laws and regulations and the intensity of the supervision to which our business is subject have increased over time in response to the financial crisis, as well as other factors, such as technological and market changes.
The laws and regulations and judicial and administrative decisions relating to mortgage loans and consumer protection to which we are subject include, for example, those pertaining to real estate settlement procedures, equal credit opportunity, fair lending, fair credit reporting, truth in lending, fair debt collection practices, service members protections, unfair, deceptive and abusive acts and practices, federal and state advertising requirements, high-cost loans and predatory lending, compliance with net worth and financial statement delivery requirements, compliance with federal and state disclosure and licensing requirements, the establishment of maximum interest rates, finance charges and other charges, ability-to-repay and qualified mortgages, licensing of loan originators and other personnel, loan originator compensation, secured transactions, property valuations, insurance, servicing transfers, payment processing, escrow, communications with consumers, loss mitigation, debt collection, prompt payment crediting, periodic statements, foreclosure, bankruptcies, repossession and claims-handling procedures, disclosures related to and cancellation of private mortgage insurance, flood insurance, the reporting of loan application and origination data, and other trade practices. For a more detailed description of the regulations to which we are subject, see “Business—Regulation.”
We also must comply with federal, state and local laws related to data privacy and the handling of personally identifiable information, or PII, and other sensitive, regulated or non-public data. These include the recently enacted California Consumer Privacy Act, or the CCPA, and we expect other states to enact legislation similar to the CCPA, which limit how companies can use customer data and impose obligations on companies in their management of such data, and require us to modify our data processing practices and policies and to incur substantial costs and expenses in an effort to comply. The CCPA, among other things, requires new disclosures to California consumers and affords such consumers new abilities to opt out of certain sales of personal information, in addition to limiting our ability to use their information. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result from a failure to implement reasonable safeguards. This private right of action may increase the likelihood of, and risks associated with, data breach litigation. The service providers we use, including outside counsel retained to process foreclosures and bankruptcies, must also comply with some of these legal requirements. Changes to laws, regulations or regulatory policies or their interpretation or implementation and the continued heightening of regulatory requirements could affect us in substantial and unpredictable ways.
The influx of new laws, regulations, and other directives adopted by federal, state and local governments in response to the recent COVID-19 pandemic exemplifies the ever-changing and increasingly complex regulatory landscape in which we operate. While some regulatory reactions to COVID-19 relaxed certain compliance obligations, the forbearance requirements imposed on mortgage servicers in the recently passed CARES Act added new regulatory responsibilities. The GSEs and the Federal Housing Finance Agency, or the FHFA, Ginnie Mae, the U.S. Department of Housing and Urban Development, or HUD, state and local governments, various investors and others have also issued guidance relating to COVID-19. Future regulatory scrutiny and enforcement resulting from COVID-19 is unknown.
Our failure to comply with applicable federal, state and local consumer protection and data privacy laws could lead to:
•	loss of our licenses and approvals to engage in our servicing and lending/loan purchasing businesses;
•	damage to our reputation in the industry;
•	governmental investigations and enforcement actions;
•	administrative fines and penalties and litigation;
•	civil and criminal liability, including class action lawsuits;
•
diminished ability to sell loans that we originate or purchase, requirements to sell such loans at a discount compared to other loans or repurchase or address indemnification claims from purchasers of such loans, including the GSEs;

•	inability to raise capital; and
•	inability to execute on our business strategy, including our growth plans.
Furthermore, situations involving a potential violation of law or regulation, even if limited in scope, may give rise to numerous and overlapping investigations and proceedings, either by multiple federal and state agencies and officials in the United States. In addition, our failure, or the failure of our Broker Partners and Correspondent Partners to comply with these laws and regulations may result in increased costs of doing business, reduced payments by borrowers, modification of the original terms of mortgage loans, permanent forgiveness of debt, delays in the foreclosure process, litigation, reputational damage, enforcement actions, and repurchase and indemnification obligations, which could affect our investor approval status and our ability to sell or service loans. Our failure to adequately supervise vendors and service providers may lead to significant liabilities, inclusive of assignee liabilities, as a result of the errors and omissions of those vendors and service providers.
As regulatory guidance and enforcement and the views of the CFPB, state attorneys general, the GSEs and other market participants evolve, we may need to modify further our loan origination processes and systems in order to adjust to evolution in the regulatory landscape and successfully operate our lending business. In such circumstances, if we are unable to make the necessary adjustments, our business and operations could be adversely affected.
Our failure to comply with the laws and regulations to which we are subject, whether actual or alleged, would expose us to fines, penalties or potential litigation liabilities, including costs, settlements and judgments, and also trigger defaults under our financing arrangements, any of which could have a material adverse effect on our business, liquidity, financial condition and results of operations.
We may be subject to liability for potential violations of anti-predatory lending laws, which could adversely impact our results of operations, financial condition and business.
Various federal, state and local laws have been enacted that are designed to discourage predatory lending and servicing practices. The Home Ownership and Equity Protection Act of 1994, or HOEPA, prohibits inclusion of certain provisions in residential loans that have mortgage rates or origination costs in excess of prescribed levels and requires that borrowers be given certain disclosures prior to origination. Some states have enacted, or may enact, similar laws or regulations, which in some cases impose restrictions and requirements greater than those in HOEPA. In addition, under the anti-predatory lending laws of some states, the origination of certain residential loans, including loans that are not classified as “high cost” loans under applicable law, must satisfy a net tangible benefits test with respect to the related borrower. This test may be highly subjective and open to interpretation. As a result, a court may determine that a residential loan, for example, does not meet the test even if the related originator reasonably believed that the test was satisfied. The VA has also adopted rules to protect veterans from predatory lending in connection with certain home loans.
Failure of residential loan originators or servicers to comply with these laws, to the extent any of their residential loans are or become part of our mortgage-related assets, could subject us, as a servicer or, in the case of acquired loans, as an assignee or purchaser, to monetary penalties and could result in the borrowers rescinding the affected loans. Lawsuits have been brought in various states making claims against originators, servicers, assignees and purchasers of high cost loans for violations of state law. Named defendants in these cases have included numerous participants within the secondary mortgage market. If our loans are found to have been originated in violation of predatory or abusive lending laws, we could be subject to lawsuits or governmental actions, or we could be fined or incur losses.
The CFPB is active in its monitoring of the residential mortgage origination and servicing sectors. New or revised rules and regulations and more stringent enforcement of existing rules and regulations by the CFPB could result in increased compliance costs, enforcement actions, fines, penalties and the inherent reputational harm that results from such actions.
The CFPB has oversight of non-depository mortgage lending and servicing institutions and is empowered with broad supervision, rulemaking and examination authority to enforce laws involving consumer financial products and services and to ensure, among other things, that consumers receive clear and accurate disclosures regarding financial products and are protected from hidden fees and unfair, deceptive or abusive acts or practices. The CFPB has adopted a number of regulations under long-standing consumer financial protection laws and the Dodd-Frank Act, including rules regarding truth in lending, assessments of a borrower’s ability to repay, home mortgage loan disclosure, home mortgage loan origination, fair credit reporting, fair debt collection practices, foreclosure protections and mortgage servicing rules, including provisions regarding loss mitigation, prompt crediting of borrowers’ accounts for payments received, delinquency and early intervention, prompt investigation of complaints by borrowers, periodic statement requirements, lender-placed insurance, requests for information and successors-in-interest to borrowers. The CFPB also periodically issues guidance documents, such as bulletins, setting forth informal guidance regarding compliance with these and other laws under its jurisdiction, and issues public enforcement actions, which provide additional guidance on its interpretation of these legal requirements.
The CFPB also has enforcement authority and can order, among other things, rescission or reformation of contracts, the refund of moneys or the return of real property, restitution, disgorgement or compensation for unjust enrichment, the payment of damages or other monetary relief, public notifications regarding violations, limits on activities or functions, remediation of practices, external compliance monitoring and civil money penalties. The CFPB has made it clear that it expects non-bank entities to maintain an effective process for managing risks associated with third-party vendor relationships, including compliance-related risks. In connection with this vendor risk management process, we are expected to perform due diligence reviews of potential vendors, review vendors’ policies and procedures and internal training materials to confirm compliance-related focus, include enforceable consequences in contracts with vendors regarding failure to comply with consumer protection requirements, and take prompt action, including terminating the relationship, in the event that vendors fail to meet our expectations. Through enforcement actions and guidance, the CFPB is also applying scrutiny to compensation payments to third-party providers for marketing services and may issue guidance that narrows the range of acceptable payments to third-party providers as part of marketing services agreements, lead generation agreements and other third-party marketer relationships.
In addition to its supervision and examination authority, the CFPB is authorized to conduct investigations to determine whether any person is engaging in, or has engaged in, conduct that violates federal consumer financial protection laws, and to initiate enforcement actions for such violations, regardless of its direct supervisory authority. Investigations may be conducted jointly with other regulators. The CFPB has the authority to impose monetary penalties for violations of applicable federal consumer financial laws, require remediation of practices and pursue administrative proceedings or litigation for violations of applicable federal consumer financial laws. The CFPB also has the authority to obtain cease and desist orders, orders for restitution or rescission of contracts and other kinds of affirmative relief and monetary penalties ranging from up to approximately $5,000 per day for ordinary violations of federal consumer financial laws to $25,000 per day for reckless violations and $1,000,000 per day for knowing violations.
The mortgage lending sector is currently relying for a significant portion of the mortgages originated on a temporary CFPB regulation, commonly called the “QM Patch,” which permits mortgage lenders to comply with the CFPB’s ability to repay requirements by relying on the fact that the mortgage is eligible for sale to Fannie Mae or Freddie Mac. Reliance on the QM Patch has become widespread due to the operational complexity and practical inability for many mortgage lenders to rely on other ways to show compliance with the ability to repay regulations. On June 22, 2020, the CFPB issued a notice of proposed rulemaking to, among other things, revise the definition of a qualified mortgage. On October 20, 2020, the CFPB finalized a rule extending the temporary “GSE patch,” which grants QM status to loans eligible to be purchased or guaranteed by Fannie Mae or Freddie Mac, until the QM rule changes are finalized and take effect. Meanwhile, the CFPB will continue developing final rules on the general QM loan definition and its proposal for a new category of “seasoned” QMs. We cannot predict what final actions the CFPB will take and how it might affect us as well as other mortgage lenders.
Consistent with its active monitoring of residential mortgage origination and servicing, the CFPB may impose new regulations under existing statutes or revise its existing regulations to more stringently limit our business activities. In addition, uncertainty regarding changes in leadership or authority levels within the CFPB and changes in supervisory and enforcement priorities, including potentially more stringent enforcement actions, could result in heightened regulation and oversight of our business activities, materially and adversely affect the manner in which we conduct our business, and increase costs and potential litigation associated with our business activities. Our failure to comply with the laws and regulations to which we are subject, whether actual or alleged, would expose us to fines, penalties or potential litigation liabilities, including costs, settlements and judgments, and also trigger defaults under our financing arrangements, any of which could have a material adverse effect on our business, liquidity, financial condition and results of operations.
The state regulatory agencies continue to be active in their supervision of the loan origination and servicing sectors and the results of these examinations may be detrimental to our business. New or revised rules and regulations and more stringent enforcement of existing rules and regulations by state regulatory agencies could result in increased compliance costs, enforcement actions, fines, penalties and the inherent reputational harm that results from such actions.
We are also supervised by regulatory agencies under state law. State attorneys general, state licensing regulators, and state and local consumer protection offices have authority to investigate consumer complaints and to commence investigations and other formal and informal proceedings regarding our operations and activities. In addition, the GSEs and the FHFA, Ginnie Mae, the FTC, HUD, various investors, non-agency securitization trustees and others subject us to periodic reviews and audits.
State regulatory agencies have been and continue to be active in their supervision of loan origination and servicing companies, including us. If a state regulatory agency imposes new rules or revises its rules or otherwise engages in more stringent supervisory and enforcement activities with respect to existing or new rules, we could be subject to enforcement actions, fines or penalties, as well as reputational harm as a result of these actions. We also may face increased compliance costs as a direct result of new or revised rules or in response to any such stringent enforcement or supervisory activities. A determination of our failure to comply with applicable law could lead to enforcement action, administrative fines and penalties, or other administrative action.
Government responses to COVID-19, including the passage of the CARES Act, pose new and evolving compliance obligations on our business, and we may experience unfavorable changes in or failure to comply with existing or future regulations and laws adopted in response to COVID-19.
Due to the unprecedented impact on major sectors of the U.S. economy from COVID-19, numerous states and the federal government have adopted measures requiring mortgage servicers to work with consumers negatively impacted by COVID-19. The CARES Act imposes several new compliance obligations on our mortgage servicing activities, including, but not limited to mandatory forbearance offerings, altered credit reporting obligations, and moratoriums on foreclosure actions and late fee assessments. Many states have taken similar measures to provide mortgage payment and other relief to consumers, which create additional complexity around our mortgage servicing compliance activities. We cannot predict when or on what terms and conditions these measures will be lifted, which will depend on future legislative and regulatory developments in response to the COVID-19 pandemic.

The swift passage of the CARES Act increases the likelihood of unintended consequences from the legislation. An example of such unintended consequences is the liquidity pressure placed on mortgage servicers given our contractual obligation to continue to advance payments to investors on loans in forbearance where consumers are not making their typical monthly mortgage payments. Moreover, certain provisions of the CARES Act are subject to interpretation given the existing ambiguities in the legislation, which creates class action and other litigation risk.
Although much of the executive, legislative and regulatory action stemming from COVID-19 is focused on mortgage servicing, regulators are adjusting compliance obligations impacting our mortgage origination activities. Many states have adopted temporary measures allowing for otherwise prohibited remote mortgage loan origination activities. While these temporary measures allow us to continue to do business remotely, they impose notice, procedural, and other compliance obligations on our origination activity.
Federal, state and local executive, legislative and regulatory responses to COVID-19 are rapidly evolving, not consistent in scope or application, and subject to change without advance notice. Such efforts may impose additional compliance obligations, which may negatively impact our mortgage origination and servicing business. Any additional legal or regulatory responses to COVID-19 may unfavorably restrict our business operations, alter our established business practices, and otherwise raise our compliance costs.
Failure to comply with the GSEs, FHA, VA and USDA guidelines and changes in these guidelines or GSE and Ginnie Mae guarantees could adversely affect our business.
We are required to follow specific guidelines and eligibility standards that impact the way we service and originate GSE and U.S. government agency loans, including guidelines and standards with respect to:
•	underwriting standards and credit standards for mortgage loans;
•	our staffing levels and other servicing practices;
•	the servicing and ancillary fees that we may charge;
•	our modification standards and procedures;
•	the amount of reimbursable and non-reimbursable advances that we may make; and
•	the types of loan products that are eligible for sale or securitization.
These guidelines provide the GSEs and other government agencies with the ability to provide monetary incentives for loan servicers that perform well and to assess penalties for those that do not. In addition, these guidelines directly limit the types of loan products that we may offer in general and the mortgage loans that we may underwrite for specific borrowers to the extent that we those products to be supported by the GSEs and other government agencies. As a result, failure to comply with these guidelines could adversely impact our ability to benefit from GSE and other government agency support and could therefore impact our business.
At the direction of the FHFA, Fannie Mae and Freddie Mac have aligned their guidelines for servicing delinquent mortgages, which could result in monetary incentives for servicers that perform well and to assess compensatory penalties against servicers in connection with the failure to meet specified timelines relating to delinquent loans and foreclosure proceedings, and other breaches of servicing obligations. We generally cannot negotiate these terms with the Agencies and they are subject to change at any time without our specific consent. A significant change in these guidelines, that decreases the fees we charge or requires us to expend additional resources to provide mortgage services, could decrease our revenues or increase our costs.
In addition, changes in the nature or extent of the guarantees provided by Fannie Mae, Freddie Mac, Ginnie Mae, the USDA or the VA, or the insurance provided by the FHA, or coverage provided by private mortgage insurers, could also have broad adverse market implications. Any future increases in guarantee fees or changes to their structure or increases in the premiums we are required to pay to the FHA or private mortgage insurers for insurance or to the VA or the USDA for guarantees could increase mortgage origination costs and insurance premiums for our customers. These industry changes could negatively affect demand for our mortgage services and consequently our origination volume, which could be detrimental to our business. We cannot predict whether the impact of any proposals to move Fannie Mae and Freddie Mac out of conservatorship would require them to increase their fees. For further discussion, see “Risk Factors—We are highly dependent on the GSEs and Ginnie Mae and the FHFA, as the conservator of the GSEs, and any changes in these entities or their current roles could materially and adversely affect our business, liquidity, financial condition and results of operations.”

We are highly dependent on the GSEs and Ginnie Mae and the FHFA, as the conservator of the GSEs, and any changes in these entities or their current roles could materially and adversely affect our business, liquidity, financial condition and results of operations.
Our ability to generate revenues through mortgage loan sales depends to a significant degree on programs administered by the GSEs and Ginnie Mae and others that facilitate the issuance of MBS in the secondary market. The GSEs, Ginnie Mae and FHFA play a critical role in the mortgage industry and we have significant business relationships with them. Presently, almost all of the newly originated conventional conforming loans that we acquire from mortgage lenders through our correspondent production activities or our Direct channel activities qualify under existing standards for inclusion in mortgage securities backed by the GSEs and Ginnie Mae or for purchase by a GSE directly through its cash window. We also derive other material financial benefits from these relationships, including the assumption of credit risk by the GSEs and Ginnie Mae on loans included in such mortgage securities in exchange for our payment of guarantee fees, our retention of such credit risk through structured transactions that lower our guarantee fees, and the ability to avoid certain loan inventory finance costs through streamlined loan funding and sale procedures to the Agencies and other third-party purchasers.
The disposition of the FHFA conservatorship of the GSEs continues to be debated between the U.S. Congress and the executive branch of the U.S. federal government and could also be impacted by a forthcoming U.S. Supreme Court case regarding whether FHFA’s structure is constitutional. In June 2018, the Trump Administration brought forth a new proposal to end government conservatorship, which would result in full privatization of the GSEs. In September 2019, the U.S. Department of the Treasury, or the U.S. Treasury, the FHFA and HUD released plans to reform the housing finance system. These Agencies developed these plans in conjunction with one another and other government agencies, and include legislative and administrative reforms to achieve the following reform goals: (i) ending the conservatorships of the GSEs upon the completion of specified reforms; (ii) facilitating competition in the housing finance market; (iii) establishing regulation of the GSEs that safeguards their safety and soundness and minimizes the risks they pose to the financial stability of the United States; and (iv) providing that the federal government is properly compensated for any explicit or implicit support it provides to the GSEs or the secondary housing finance market. At this point, it remains unclear whether any of these legislative or regulatory reforms will be enacted or implemented. Any changes in laws and regulations affecting the relationship between the GSEs and the U.S. federal government could adversely affect our business and prospects. Although the U.S. Treasury has committed capital to the GSEs, these actions may not be adequate for their needs. If the GSEs are adversely affected by events such as ratings downgrades, inability to obtain necessary government funding, lack of success in resolving repurchase demands to lenders, foreclosure problems and delays and problems with mortgage insurers, they could suffer losses and fail to honor their guarantees and other obligations. Any discontinuation of, or significant reduction in, the operation of the GSEs or any significant adverse change in their capital structure, financial condition, activity levels in the primary or secondary mortgage markets or underwriting criteria could materially and adversely affect our business, liquidity, financial condition and results of operations. The roles of the GSEs could be significantly restructured, reduced or eliminated and the nature of the guarantees could be considerably limited relative to historical measurements. Elimination of the traditional roles of the GSEs, or any changes to the nature or extent of the guarantees provided by the GSEs or the fees, terms and guidelines that govern our selling and servicing relationships with them, such as increases in the guarantee fees we are required to pay, initiatives that increase the number of repurchase demands and/or the manner in which they are pursued, or possible limits on delivery volumes imposed upon us and other sellers/servicers, could also materially and adversely affect our business, including our ability to sell and securitize loans that we acquire through our correspondent production activities or our Direct channel activities, and the performance, liquidity and market value of our assets. Moreover, any changes to the nature of the GSEs or their guarantee obligations could redefine what constitutes an Agency MBS and could have broad adverse implications for the market and our business, financial condition, liquidity and results of operations.
Our ability to generate revenues from newly originated loans that we acquire through our correspondent production activities and originated by our Direct channel is also dependent on the fact that the Agencies have not historically focused on acquiring such loans directly from the smaller mortgage lenders with whom we have relationships, but have instead relied on banks and non-bank aggregators such as us to acquire, aggregate and securitize or otherwise sell loans from such lenders to investors in the secondary market. Certain of the Agencies have approved more of the smaller lenders that traditionally might not have qualified for such approvals, and more importantly are discussing programs where they would facilitate new or expanded options for a broad range of lenders to sell their servicing through executions other than whole loan sales to correspondent aggregators. In the future, the Agencies may continue to create initiatives, programs and technology that serve to discourage correspondent aggregators. To the extent that lenders choose to sell directly to the Agencies rather than through correspondent aggregators like us, this reduces the number of loans available for purchase in the correspondent business channel and could materially and adversely affect our business, financial condition, liquidity and results of operations.
We are required to have various Agency approvals and state licenses in order to conduct our business and there is no assurance we will be able to maintain those Agency approvals or state licenses or that changes in Agency guidelines will not materially and adversely affect our business, financial condition and results of operations.
We are subject to state mortgage lending, purchase and sale, loan servicing or debt collection licensing and regulatory requirements. Our failure to obtain any necessary licenses, comply with applicable licensing laws or satisfy the various requirements to maintain them over time could restrict our Direct channel activities or loan purchase and sale or servicing activities, result in litigation, or civil and other monetary penalties, or criminal penalties, or cause us to default under certain of our lending arrangements, any of which could materially and adversely impact our business, financial condition, liquidity and results of operations.
We are required to hold Agency approvals in order to sell mortgage loans to a particular Agency and/or service such mortgage loans on their behalf. Our failure to satisfy the various requirements necessary to maintain such Agency approvals over time would also substantially restrict our business activities and could adversely impact our results of operations and financial condition including defaults under our financing agreements.
We are also required to follow specific guidelines that impact the way that we originate and service Agency loans. A significant change in these guidelines that has the effect of decreasing the fees we charge or requires us to expend additional resources in providing mortgage services could decrease our revenues or increase our costs, which could also adversely affect our business, financial condition and results of operations.
In addition, we are subject to periodic examinations by federal and state regulators, our lenders and the Agencies, which can result in increases in our administrative costs, the requirement to pay substantial penalties due to compliance errors or the loss of our licenses. Negative publicity or fines and penalties incurred in one jurisdiction may cause investigations or other actions by regulators in other jurisdictions and could adversely impact our business.
In addition, because we are not a state or federally chartered depository institution, we do not benefit from exemptions from state mortgage lending, loan servicing or debt collection licensing and regulatory requirements. We must comply with state licensing requirements and varying compliance requirements in all states in which we operate and the District of Columbia, and regulatory changes may increase our costs through stricter licensing laws, disclosure laws or increased fees or may impose conditions to licensing that we or our personnel are unable to meet.
In most states in which we operate, a regulatory agency or agencies regulate and enforce laws relating to mortgage servicers and mortgage originators. Future state legislation and changes in existing regulation may significantly increase our compliance costs or reduce the amount of ancillary income we are entitled to collect from borrowers or otherwise. This could make our business cost-prohibitive in the affected state or states and could materially affect our business, financial condition and results of operations.
Our failure to comply with the significant amount of regulation applicable to our investment management subsidiary could materially adversely affect our business plans.
We anticipate registering Home Point Asset Management LLC, our wholly owned subsidiary, as an investment adviser under the Investment Advisers Act of 1940, or the Investment Advisers Act. Such investment management subsidiary would be subject to significant regulation in the United States, primarily at the federal level, including regulation by the SEC under the Investment Advisers Act. The requirements imposed by our regulators are designed primarily to ensure the integrity of the financial markets and to protect investors whose assets are being managed and are not designed to protect our stockholders. Consequently, these regulations often serve to limit our activities.
These requirements relate to, among other things, fiduciary duties to customers, maintaining an effective compliance program, solicitation agreements, conflicts of interest, recordkeeping and reporting requirements, disclosure requirements, limitations on agency cross and principal transactions between an adviser and advisory clients and general anti-fraud prohibitions. Registered investment advisers are also subject to routine periodic examinations by the staff of the SEC.
We also regularly rely on exemptions from various requirements of the Securities Act of 1933, as amended, or the Securities Act, the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Investment Company

Act of 1940 and ERISA. These exemptions are sometimes highly complex and may in certain circumstances depend on compliance by third parties and service providers whom we do not control. If for any reason these exemptions were to be revoked or challenged or otherwise become unavailable to us, we could be subject to regulatory action or third-party claims, and our business could be materially and adversely affected. Regulations that would become applicable to our investment management subsidiary that are easily applied to traditional investments, such as stocks and bonds, may be more difficult to apply to a portfolio of loans, and can require procedures that are uncommon, impractical or difficult in our loan production and servicing business.
The failure by us to comply with applicable laws or regulations could result in fines, suspensions of individual associates or other sanctions, which could materially adversely affect our business, financial condition and results of operations. Even if an investigation or proceeding did not result in a fine or sanction or the fine or sanction imposed against us or our associates by a regulator were small in monetary amount, the adverse publicity relating to an investigation, proceeding or imposition of these fines or sanctions could harm our reputation and cause us to lose existing customers.
If we are unable to comply with TRID rules, our business and operations could be materially and adversely affected.
The CFPB’s TILA-RESPA Integrated Disclosure, or TRID, rules impose requirements on consumer facing disclosure rules and impose certain waiting periods to allow consumers time to shop for and consider the loan terms after receiving the required disclosures. If we fail to comply with the TRID rules, we may be unable to sell loans that we originate or purchase, or we may be required to sell such loans at a discount compared to other loans. We could also be subject to repurchase or indemnification claims from purchasers of such loans, including the GSEs.
The conduct of our correspondents and/or independent mortgage brokers with whom we produce our wholesale mortgage loans could subject us to lawsuits, regulatory action, fines or penalties.
The failure to comply with any applicable laws, regulations and rules by the mortgage lenders from whom loans were acquired through our wholesale and correspondent production activities may subject us to lawsuits, regulatory actions, fines or penalties. We have in place a due diligence program designed to assess areas of risk with respect to these acquired loans, including, without limitation, compliance with underwriting guidelines and applicable law. However, we may not detect every violation of law by these mortgage lenders. Further, to the extent any other third-party originators with whom we do business fail to comply with applicable law, and subsequently any of their mortgage loans become part of our assets, or prior servicers from whom we acquire MSR fail to comply with applicable law, it could subject us, as an assignee or purchaser of the related mortgage loans or MSR, respectively, to monetary penalties or other losses. In general, if any of our loans are found to have been originated, serviced or owned by us or a third party in violation of applicable law, we could be subject to lawsuits or governmental actions, or we could be fined or incur losses.
The independent third-party mortgage brokers through whom we produce wholesale mortgage loans have parallel and separate legal obligations to which they are subject. These independent mortgage brokers are not considered our employees and are treated as independent third parties. While the applicable laws may not explicitly hold the originating lenders responsible for the legal violations of mortgage brokers, federal and state agencies increasingly have sought to impose such liability. The U.S. Department of Justice, through its use of a disparate impact theory under the Fair Housing Act, is actively holding home loan lenders responsible for the pricing practices of brokers, alleging that the lender is directly responsible for the total fees and charges paid by the borrower even if the lender neither dictated what the broker could charge nor kept the money for its own account. In addition, under the TRID rule, we may be held responsible for improper disclosures made to customers by brokers. We may be subject to claims for fines or other penalties based upon the conduct of the independent home loan brokers with which we do business.
Mortgage loan modification and refinance programs, future legislative action and other actions and changes may materially and adversely affect the value of, and the returns on, the assets in which we invest.
The U.S. government, primarily through the Agencies, has established loan modification and refinance programs designed to provide homeowners with assistance in avoiding residential mortgage loan foreclosures. We can provide no assurance that we will be eligible to use any government programs or, if eligible, that we will be able to utilize them successfully. These programs, future U.S. federal, state or local legislative or regulatory actions that result in the modification of outstanding mortgage loans, as well as changes in the requirements necessary to qualify for modifications or refinancing mortgage loans with the GSEs or Ginnie Mae, may adversely affect the value of, and the returns on MSRs, residential mortgage loans, residential MBS, real estate-related securities and various other asset classes in which we invest, all of which could require us to repurchase loans, generally, and specifically from Ginnie Mae and the GSEs, which may result in a material adverse effect on our business and liquidity.
Private legal proceedings alleging failures to comply with applicable laws or regulatory requirements, and related costs, could adversely affect our financial condition and results of operations.
We are subject to various pending private legal proceedings challenging, among other things, whether certain of our loan origination and servicing practices and other aspects of our business comply with applicable laws and regulatory requirements. The outcome of any legal matter is never certain. In the future, we are likely to become subject to other private legal proceedings alleging failures to comply with applicable laws and regulations, including putative class actions, in the ordinary course of our business.
With respect to legal actions for impending or expected foreclosures, we may incur costs if we are required to, or if we elect to, execute or re-file documents or take other actions in our capacity as a servicer. We may incur increased litigation costs if the validity of a foreclosure action is challenged by a borrower or a class of borrowers. In addition, if a court rules that the lien of a homeowners association takes priority over the lien we service, we may incur legal liabilities and costs to defend such actions. If a court dismisses or overturns a foreclosure because of errors or deficiencies in the foreclosure process, we may have liability in our capacity as seller, servicer or otherwise to the loan owner, a borrower, title insurer or the purchaser of the property sold in foreclosure. These costs and liabilities may not be legally or otherwise reimbursable to us, particularly to the extent they relate to securitized mortgage loans or loans that we sell to the GSEs or other third parties. A significant increase in litigation costs and losses occurring from lawsuits could trigger a default or cross-defaults under our financing arrangements, which could have a material adverse effect on our liquidity, business, financial condition and results of operations.
Residential mortgage foreclosure proceedings in certain states have been delayed due to lack of judicial resources and legislation.
Several states, including California and Nevada, have enacted Homeowner’s Bill of Rights legislation to establish mandatory loss mitigation practices for homeowners which cause delays in foreclosure proceedings. It is possible that additional states could enact similar laws in the future. Delays in foreclosure proceedings could require us to delay the recovery of advances, which could materially affect our business, results of operations and liquidity and increase our need for capital.
When a mortgage loan we service is in foreclosure, we are generally required to continue to advance delinquent principal and interest to the securitization trust and to make advances for delinquent taxes and insurance and foreclosure costs and the upkeep of vacant property in foreclosure to the extent that we determine that such amounts are recoverable. These servicing advances are generally recovered when the delinquency is resolved. Regulatory actions that lengthen the foreclosure process will increase the amount of servicing advances that we are required to make, lengthen the time it takes for us to be reimbursed for such advances and increase the costs incurred during the foreclosure process.
The CARES Act temporarily paused all foreclosures, and the Agencies have further extended the pause on foreclosures. Many state governors also issued orders, directives, guidance or recommendations halting foreclosure activity including evictions. These measures will increase our operating costs, extend the time we advance for delinquent taxes and insurance and could delay our ability to seek reimbursement from the investor to recoup some or all of the advances. We cannot predict when or on what terms and conditions these measures will be lifted, which will depend on future legislative and regulatory developments in response to the COVID-19 pandemic.
Increased regulatory scrutiny and new laws and procedures could cause us to adopt additional compliance measures and incur additional compliance costs in connection with our foreclosure processes. We may incur legal and other costs responding to regulatory inquiries or any allegation that we improperly foreclosed on a borrower. We could also suffer reputational damage and could be fined or otherwise penalized if we are found to have breached regulatory requirements.

We may incur increased costs and related losses if a customer challenges the validity of a foreclosure action, if a court overturns a foreclosure or if a foreclosure subjects us to environmental liabilities.
We may incur costs if we are required to, or if we elect to, execute or re-file documents or take other action in our capacity as a servicer in connection with pending or completed foreclosures. In addition, if certain documents required for a foreclosure action are missing or defective or if a court overturns a foreclosure because of errors or deficiencies in the foreclosure process, we may have liability to a title insurer or the purchaser of the property sold in foreclosure or could be obligated to cure the defect or repurchase the loan. We may also incur litigation costs, timeline delays and other protective advance expenses if the validity of a foreclosure action is challenged by a customer. These costs and liabilities may not be legally or otherwise reimbursable to us, particularly to the extent they relate to securitized mortgage loans. A significant increase in such costs and liabilities could adversely affect our liquidity and our inability to be reimbursed for advances could adversely affect our business, financial condition and results of operations.
Regulatory agencies and consumer advocacy groups are becoming more aggressive in asserting claims that the practices of lenders and loan servicers result in a disparate impact on protected classes.
Antidiscrimination statutes, such as the Fair Housing Act and the Equal Credit Opportunity Act, prohibit creditors from discriminating against loan applicants and borrowers based on certain characteristics, such as race, sex, religion and national origin. The Fair Housing Act also expressly prohibits discrimination with respect to the purchase of mortgage loans. Various federal regulatory agencies and departments, including the U.S. Department of Justice and CFPB, take the position that these laws apply not only to intentional discrimination, but also to neutral practices that have a disparate impact on a group that shares a characteristic that a creditor may not consider in making credit decisions (i.e., creditor or servicing practices that have a disproportionate negative affect on a protected class of individuals).
These regulatory agencies, as well as consumer advocacy groups and plaintiffs’ attorneys, are focusing greater attention on “disparate impact” claims. The U.S. Supreme Court recently confirmed that the “disparate impact” theory applies to cases brought under the FHA, while emphasizing that a causal relationship must be shown between a specific policy of the defendant and a discriminatory result that is not justified by a legitimate objective of the defendant. Although it is still unclear whether the theory applies under the Equal Credit Opportunity Act, regulatory agencies and private plaintiffs can be expected to continue to apply it to both the Fair Housing Act and the Equal Credit Opportunity Act in the context of home loan lending and servicing. To extent that the “disparate impact” theory continues to apply, we may be faced with significant administrative burdens in attempting to comply and potential liability for failures to comply.
Furthermore, many industry observers believe that the “ability to repay” rule issued by the CFPB, discussed above may have the unintended consequence of having a disparate impact on protected classes. Specifically, it is possible that lenders that make only qualified mortgages may be exposed to discrimination claims under a disparate impact theory.
In addition to reputational harm, violations of the Equal Credit Opportunity Act and the Fair Housing Act can result in actual damages, punitive damages, injunctive or equitable relief, attorneys’ fees and civil money penalties.
Risks Related to Our Mortgage Assets
Our acquisition of MSRs exposes us to significant risks.
MSRs arise from contractual agreements between us and the investors (or their agents) in mortgage securities and mortgage loans that we service on their behalf. We generally create MSRs in connection with our sale of mortgage loans to the Agencies or others where we assume the obligation to service such loans on their behalf. We may also purchase MSRs from third-party sellers. All MSR capitalizations are recorded at fair value on our balance sheet. The determination of the fair value of MSRs requires our management to make numerous estimates and assumptions. Such estimates and assumptions include, without limitation, estimates of future cash flows associated with MSRs based upon assumptions involving interest rates as well as the prepayment rates, delinquencies and foreclosure rates of the underlying serviced mortgage loans. The ultimate realization of future cash flows from the MSRs may be materially different than the values of such MSRs as may be reflected in our consolidated balance sheet as of any particular date. The use of different estimates or assumptions in connection with the valuation of these assets could produce materially different fair values for such assets, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. Accordingly, there may be material uncertainty about the fair value of any MSRs we acquire or hold.
Prepayment speeds significantly affect MSRs. Prepayment speed is the measurement of how quickly borrowers pay down the unpaid principal balance of their loans or how quickly loans are otherwise brought current, modified, liquidated or charged off. We base the value of MSRs on, among other things, our projection of the cash flows from the related mortgage loans. Our expectation of prepayment speeds is a significant assumption underlying those cash flow projections. If prepayment speed expectations increase significantly, the fair value of the MSRs could decline and we may be required to record a non-cash charge, which would have a negative impact on our financial results. Furthermore, a significant increase in prepayment speeds could materially reduce the ultimate cash flows we receive from MSRs, and we could ultimately receive substantially less than what we estimated when initially capitalizing such assets.
Moreover, delinquency rates also have a significant impact on the valuation of any MSRs. An increase in delinquencies generally results in lower revenue because typically we only collect servicing fees from Agencies or mortgage owners for performing loans. Our expectation of delinquencies is also a significant assumption underlying our cash flow projections. If delinquencies are significantly greater than we expect, the estimated fair value of the MSRs could be diminished. Increased delinquencies also typically translate into increased defaults and liquidations, and as an MSR owner we are also responsible for certain expenses and losses associated with the loans we service, particularly on loans sold to Ginnie Mae. A reduction in the fair value of the MSR or an increase in defaults and liquidations would adversely impact our business, financial condition, liquidity and results of operations.
Changes in interest rates are a key driver of the performance of MSRs. Historically, the fair value of MSRs has increased when interest rates rise and decreased when interest rates decline due to the effect those changes in interest rates have on prepayment estimates. We may pursue various hedging strategies to seek to reduce our exposure to adverse changes in fair value resulting from changes in interest rates. Our hedging activity will vary in scope based on the level and volatility of interest rates, the type of assets held and other changing market conditions. Interest rate hedging may fail to protect or could adversely affect us. To the extent we do not utilize derivative financial instruments to fully hedge against changes in fair value of MSRs or the derivatives we use in our hedging activities do not perform as expected, our business, financial condition, liquidity and results of operations would be more susceptible to volatility due to changes in the fair value of, or cash flows from, MSRs as interest rates change.
Furthermore, MSRs and the related servicing activities are subject to numerous federal, state and local laws and regulations and may be subject to various judicial and administrative decisions imposing various requirements and restrictions on our business. Our failure to comply with the laws, rules or regulations to which we or they are subject by virtue of ownership of MSRs, whether actual or alleged, could expose us to fines, penalties or potential litigation liabilities, including costs, settlements and judgments, any of which could have a material adverse effect on our business, financial condition, liquidity and results of operations.
Our counterparties may terminate our servicing rights under which we conduct servicing activities.
The majority of the mortgage loans we service are serviced on behalf of the GSEs and Ginnie Mae. These entities establish the base service fee to compensate us for servicing loans as well as the assessment of fines and penalties that may be imposed upon us for failing to meet servicing standards.
As is standard in the industry, under the terms of our master servicing agreements with the GSEs, the GSEs have the right to terminate us as servicer of the loans we service on their behalf at any time and also have the right to cause us to sell the MSRs to a third party. In addition, failure to comply with servicing standards could result in termination of our agreements with the GSEs with little or no notice and without any compensation. If any of Fannie Mae, Freddie Mac or Ginnie Mae were to terminate us as a servicer, or increase our costs related to such servicing by way of additional fees, fines or penalties, such changes could have a material adverse effect on the revenue we derive from servicing activity, as well as the value of the related MSRs. These agreements, and other servicing agreements under which we service mortgage loans for non-GSE loan purchasers, also require that we service in accordance with GSE servicing guidelines and contain financial covenants. If we were to have our servicing rights terminated on a material portion of our servicing portfolio, this could adversely affect our business.

A significant increase in delinquencies for the loans we service could have a material impact on our revenues, expenses and liquidity and on the valuation of our MSRs.
An increase in delinquencies will result in lower revenue for loans we service for the GSEs and Ginnie Mae because we only collect servicing fees from the GSEs and Ginnie Mae from payments made on the mortgage loans. Additionally, while increased delinquencies generate higher ancillary revenues, including late fees, these fees may not be collected until the related loan reinstates or in the event that the related loan is liquidated. In addition, an increase in delinquencies may result in certain other advances being made on behalf of delinquent loans, which may not be entirely reversible and would decrease the interest income we receive on cash held in collection and other accounts to the extent permitted under applicable requirements.
We base the price we pay for MSRs on, among other things, our projections of the cash flows from the related mortgage loans. Our expectation of delinquencies is a significant assumption underlying those cash flow projections. If delinquencies were significantly greater than expected, the estimated fair value of our MSRs could be diminished. If the estimated fair value of MSRs is reduced, we may not be able to satisfy minimum net worth covenants and borrowing conditions in our debt agreements and we could suffer a loss, which could trigger a default and cross-defaults under our other financing arrangements and trading agreements (impacting our ability to enter into hedging transactions) and the possible loss of our eligibility to sell loans to the Agencies or issue an Agency MBS, all of which would likely have a material adverse effect on our business, financial condition and results of operations.
We are also subject to risks of borrower defaults and bankruptcies in cases where we might be required to repurchase loans sold with recourse or under representations and warranties. A borrower filing for bankruptcy during foreclosure would have the effect of staying the foreclosure and thereby delaying the foreclosure process, which may potentially result in a reduction or discharge of a borrower’s mortgage debt. Even if we are successful in foreclosing on a loan, the liquidation proceeds upon sale of the underlying real estate may not be sufficient to recover our cost basis in the loan, resulting in a loss to us. For example, foreclosure may create a negative public perception of the related mortgaged property, resulting in a diminution of its value. Furthermore, any costs or delays involved in the foreclosure of the loan or a liquidation of the underlying property will further reduce the net proceeds and, thus, increase the loss. If these risks materialize, they could have a material adverse effect on our business, financial condition and results of operations. In addition, in the event of a default under any mortgage loan we have not sold, we will bear the risk of loss of principal to the extent of any deficiency between the value of the collateral and the principal and of the mortgage loan.
Our inability to promptly foreclose upon defaulted mortgage loans could increase our cost of doing business and/or diminish our expected cash flows.
Our ability to promptly foreclose upon defaulted mortgage loans and liquidate the underlying real property plays a critical role in our valuation of the assets which we acquire and our expected cash flows on such assets. There are a variety of factors that may inhibit our ability to foreclose upon a mortgage loan and liquidate the real property within the time frames we model as part of our valuation process or within the statutes of limitation under applicable state law. These factors include, without limitation: extended foreclosure timelines in states that require judicial foreclosure, including states where we hold high concentrations of mortgage loans, significant collateral documentation deficiencies, federal, state or local laws that are borrower friendly, including legislative action or initiatives designed to provide homeowners with assistance in avoiding residential mortgage loan foreclosures and that serve to delay the foreclosure process and programs that may require specific procedures to be followed to explore the refinancing of a mortgage loan prior to the commencement of a foreclosure proceeding and declines in real estate values and sustained high levels of unemployment that increase the number of foreclosures and place additional pressure on the judicial and administrative systems.
A decline in the fair value of the real estate that we acquire, or that underlies the mortgage loans we own or service, may result in reduced risk-adjusted returns or losses.
A substantial portion of our assets are measured at fair value. The fair value of the real estate that we own or that underlies mortgage loans that we own or service is subject to market conditions and requires the use of assumptions and complex analyses. Changes in the real estate market may adversely affect the fair value of the collateral and thereby lower the cash to be received from its liquidation. Depending on the investor and/or insurer or guarantor, we may suffer financial losses that increase when we or they receive less cash upon liquidation of the collateral for defaulted loans that we service. The same would apply to loans that we own. In addition, adverse changes in the real estate market increase the probability of default of the loans we own or service.

We may be adversely affected by concentration risks of various kinds that apply to our mortgage or MSR assets at any given time, as well as from unfavorable changes in the related geographic regions containing the properties that secure such assets.
Our mortgage and MSR assets are not subject to any geographic, diversification or concentration limitations except that we will be concentrated in mortgage-related assets. Accordingly, our mortgage and MSR assets may be concentrated by geography, investor, originator, insurer, loan program, property type and/or borrower, increasing the risk of loss to us if the particular concentration in our portfolio is subject to greater risks or is undergoing adverse developments. We may be disproportionately affected by general risks such as natural disasters, including major hurricanes, tornadoes, wildfires, floods, earthquakes and severe or inclement weather should such developments occur in or near the markets in California or the Gulf Coast region in which such properties are located. For example, as of September 30, 2020, approximately    % of our mortgage and MSR assets had underlying properties in California. In addition, adverse conditions in the areas where the properties securing or otherwise underlying our mortgage and MSR assets are located (including business layoffs or downsizing, industry slowdowns, changing demographics, natural disasters and other factors) and local real estate conditions (such as oversupply or reduced demand) may have an adverse effect on the value of those assets. A material decline in the demand for real estate in these areas, regardless of the underlying cause, may materially and adversely affect us. Concentration or a lack of diversification can increase the correlation of non-performance and foreclosure risks among subsets of our mortgage and MSR assets, which could have a material adverse effect on our business, financial condition and results of operations.
Many of our mortgage assets may be illiquid and we may not be able to adjust our portfolio in response to changes in economic and other conditions.
Our MSRs, securities and mortgage loans that we acquire may be or become illiquid. It may also be difficult or impossible to obtain or validate third-party pricing on the assets that we purchase. Illiquid investments typically experience greater price volatility, as a ready market does not exist, or may cease to exist, and such investments can be more difficult to value. Contractual restrictions on transfer or the illiquidity of our assets may make it difficult for us to sell such assets if the need or desire arises, which could impair our ability to satisfy margin calls or access capital for other purposes when needed. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the recorded value, or may not be able to obtain any liquidation proceeds at all, thus exposing us to a material or total loss.
Fair values of our MSRs are estimates and the realization of reduced values from our recorded estimates may materially and adversely affect our financial results and credit availability.
The fair values of our MSRs are not readily determinable and the fair value at which our MSRs are recorded may differ from the values we ultimately realize. Ultimate realization of the fair value of our MSRs depends to a great extent on economic and other conditions that change during the time period over which it is held and are beyond our control. Further, fair value is only an estimate based on good faith judgment of the price at which an asset can be sold since transacted prices of MSRs can only be determined by negotiation between a willing buyer and seller. In certain cases, our estimation of the fair value of our MSRs includes inputs provided by third-party dealers and pricing services, and valuations of certain securities or other assets in which we invest are often difficult to obtain and are subject to judgments that may vary among market participants. Changes in the estimated fair values of those assets are directly charged or credited to earnings for the period. If we were to liquidate a particular asset, the realized value may be more than or less than the amount at which such asset was recorded. Accordingly, in either event, our financial condition could be materially and adversely affected by our determinations regarding the fair value of our MSRs, and such valuations may fluctuate over short periods of time.
We utilize analytical models and data in connection with the valuation of our assets, and any incorrect, misleading or incomplete information used in connection therewith would subject us to potential risks.
We rely heavily on models and data to value our assets, including analytical models (both proprietary models developed by us and those supplied by third parties) and information and data supplied by third parties. Models and data are also used in connection with our potential acquisition of assets and the hedging of those acquisitions. Models are inherently imperfect predictors of actual results because they are based on historical data available to us and our assumptions about factors such as future mortgage loan demand, default rates, severity rates, home price trends and other factors that may overstate or understate future experience. Our models could produce unreliable results for a number of reasons, including the limitations of historical data to predict results due to unprecedented events or circumstances, invalid or incorrect assumptions underlying the models, the need for manual adjustments in response to rapid changes in economic conditions, incorrect coding of the models, incorrect data being used by the models or inappropriate application of a model to products or events outside of the model’s intended use. In particular, models are less dependable when the economic environment is outside of historical experience.
In the event models and data prove to be incorrect, misleading or incomplete, any decisions made in reliance thereon expose us to potential risks. For example, by relying on incorrect models and data, especially valuation models, we may be induced to buy certain assets at prices that are too high, to sell certain other assets at prices that are too low or to miss favorable opportunities altogether. Similarly, any hedging based on faulty models and data may prove to be unsuccessful.
We rely on internal models to manage risk and to make business decisions. Our business could be adversely affected if those models fail to produce reliable and/or valid results.
We make significant use of business and financial models in connection with our proprietary technology to measure and monitor our risk exposures and to manage our business. For example, we use models to measure and monitor our exposures to interest rate, credit and other market risks. The information provided by these models is used in making business decisions relating to strategies, initiatives, transactions, pricing and products. If these models are ineffective at predicting future losses or are otherwise inadequate, we may incur unexpected losses or otherwise be adversely affected.
We build these models using historical data and our assumptions about factors such as future mortgage loan demand, default rates, home price trends and other factors that may overstate or understate future experience. Our assumptions may be inaccurate and our models may not be as predictive as expected for many reasons, including the fact that they often involve matters that are inherently beyond our control and difficult to predict, such as macroeconomic conditions, and that they often involve complex interactions between a number of variables and factors.
Our models could produce unreliable results for a variety of reasons, including, but not limited to, the limitations of historical data to predict results due to unprecedented events or circumstances, invalid or incorrect assumptions underlying the models, the need for manual adjustments in response to rapid changes in economic conditions, incorrect coding of the models, incorrect data being used by the models, or inappropriate application of a model to products or events outside of the model’s intended use. In particular, models are less dependable when the economic environment is outside of historical experience, as was the case from 2008 to 2010 or during the present COVID-19 pandemic.
We continue to monitor the markets and make necessary adjustments to our models and apply appropriate management judgment in the interpretation and adjustment of the results produced by our models. As a result of the time and resources, including technical and staffing resources, that are required to perform these processes effectively, it may not be possible to replace existing models quickly enough to ensure that they will always properly account for the impacts of recent information and actions.
We depend on the accuracy and completeness of information from and about borrowers, mortgage loans and the properties securing them, and any misrepresented information could adversely affect our business, financial condition and results of operations.
In connection with our Wholesale, Correspondent and Direct channel activities, we may rely on information furnished by or on behalf of borrowers and/or our business counterparties including Broker Partners and Correspondent Partners. We also may rely on representations of borrowers and business counterparties as to the accuracy and completeness of that information, and upon the information and work product produced by appraisers, credit repositories, depository institutions and others, as well as the output of automated underwriting systems created by the GSEs and others. If any of this information or work product is intentionally or negligently misrepresented in connection with a mortgage loan and such misrepresentation is not detected prior to loan funding, the fair value of the loan may be significantly lower than expected. Whether a misrepresentation is made by the loan applicant, another third party or one of our associates, we generally bear the risk of loss associated with the misrepresentation. Our controls and processes may not have detected or may not detect all misrepresented information in our loan originations or acquisitions, or from our business counterparties. Any such misrepresented information could materially and adversely affect our business, financial condition and results of operations.

We expect the economic changes resulting from the COVID-19 pandemic coupled with the high refinance and purchase volumes that we are observing to increase the potential for customer fraud. During periods of high unemployment, we observe an increase in customers failing to disclose that their income and employment has been negatively impacted. We have also observed an increase in cyber fraud and phishing schemes affecting our business due to COVID-19. Fraudulent emails have been sent on behalf of the Company which introduce malware, including spyware, through malicious links in order to redirect funds to the fraudster’s account.
The technology and other controls and processes we have created to help us identify misrepresented information in our mortgage loan production operations were designed to obtain reasonable, not absolute, assurance that such information is identified and addressed appropriately. Accordingly, such controls may not have detected, and may fail in the future to detect, all misrepresented information in our mortgage loan production operations. In the future, we may experience financial losses and reputational damage as a result of mortgage loan fraud.
General Risk Factors
We will be a “controlled company” within the meaning of the rules of     and the rules of the SEC and, as a result, qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to stockholders of other companies that are subject to such requirements.
After completion of this offering and the application of net proceeds therefrom, our Sponsor will collectively beneficially own approximately    % of the voting power of common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of    . Under these rules, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirement that:
•	a majority of our board of directors consist of “independent directors” as defined under the rules of ;
•	our director nominees be selected, or recommended for our board of directors’ selection by a nominating/governance committee comprised solely of independent directors; and
•	the compensation of our executive officers be determined, or recommended to our board of directors for determination, by a compensation committee comprised solely of independent directors.
Following this offering, we intend to utilize these exemptions. As a result, we may not have a majority of independent directors and our compensation committee and nominating and governance committee may not consist entirely of independent directors. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of .
Our Sponsor controls us and their interests may conflict with yours in the future.
Immediately following this offering, our Sponsor will collectively beneficially own approximately   % of the voting power of our common stock (or   % if the underwriters exercise their option to purchase additional shares in full). Our Sponsor will be able to control the election and removal of our directors and thereby determine our corporate and management policies, including potential mergers or acquisitions, payment of dividends, asset sales, amendment of our amended and restated certificate of incorporation or amended and restated bylaws and other significant corporate transactions for so long as our Sponsor and its affiliates retain significant ownership of us. Our Sponsor and its affiliates may also direct us to make significant changes to our business operations and strategy, including with respect to, among other things, new product and service offerings, team member headcount levels and initiatives to reduce costs and expenses. This concentration of our ownership may delay or deter possible changes in control of the Company, which may reduce the value of an investment in our common stock. So long as our Sponsor continues to own a significant amount of our voting power, even if such amount is less than 50%, our Sponsor will continue to be able to strongly influence or effectively control our decisions and, so long as our Sponsor and its affiliates collectively own at least      % of all outstanding shares of our stock entitled to vote generally in the election of directors, our Sponsor will be able to appoint individuals to our board of directors under the stockholders agreement that we expect to enter into in connection with this offering. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.” The interests of our Sponsor may not coincide with the interests of other holders of our common stock.

In the ordinary course of their business activities, our Sponsor and its affiliates may engage in activities where their interests conflict with our interests or those of our stockholders. Our amended and restated certificate of incorporation will provide that our Sponsor, any of its affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or his or her affiliates will not have any duty to refrain from engaging, directly or indirectly, in the same business activities or similar business activities or lines of business in which we operate. Our Sponsor and its affiliates also may pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us. In addition, our Sponsor may have an interest in pursuing acquisitions, divestitures and other transactions that, in their judgment, could enhance their investment, even though such transactions might involve risks to you.
In addition, our Sponsor and its affiliates will be able to determine the outcome of all matters requiring stockholder approval and will be able to cause or prevent a change of control of the Company or a change in the composition of our board of directors and could preclude any acquisition of the Company. This concentration of voting control could deprive you of an opportunity to receive a premium for your shares of common stock as part of a sale of the Company and ultimately might affect the market price of our common stock.
We will incur increased costs and become subject to additional regulations and requirements as a result of becoming a public company, and our management will be required to devote substantial time to new compliance matters, which could lower our profits or make it more difficult to run our business.
As a public company, we will incur significant legal, regulatory, finance, accounting, investor relations, insurance and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements and costs of recruiting and retaining non-executive directors. We also have incurred and will incur costs associated with the Sarbanes-Oxley Act and the Dodd-Frank Act and related rules implemented by the SEC, and    . The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. Our management will need to devote a substantial amount of time to ensure that we comply with all of these requirements, diverting the attention of management away from revenue-producing activities. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action and potentially civil litigation.
We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to “emerging growth companies” will make our common stock less attractive to investors.
We are an “emerging growth company,” as defined in Section 2(a)(19) of the Securities Act, and we may take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” In particular, while we are an “emerging growth company,” among other exemptions:
•	we will not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act,
•	we will be subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and
•	we will not be required to hold nonbinding advisory votes on executive compensation or stockholder approval of any golden parachute payments not previously approved.
We may remain an “emerging growth company” until the fiscal year-end following the fifth anniversary of the completion of this initial public offering, though we may cease to be an “emerging growth company” earlier under certain circumstances, including (1) if our gross revenue exceeds $1.07 billion in any fiscal year, (2) if we become a large accelerated filer, with at least $700.0 million of equity securities held by non-affiliates, or (3) if we issue more than $1.0 billion in non-convertible notes in any three-year period.

We cannot predict if investors may find our common stock less attractive if we rely on the exemptions and relief granted by the JOBS Act. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may decline and/or become more volatile.
Failure to comply with requirements to design, implement and maintain effective internal controls could have a material adverse effect on our business and stock price.
As a privately-held company, we were not required to evaluate our internal control over financial reporting in a manner that meets the standards of publicly traded companies required by Section 404(a) of the Sarbanes-Oxley Act, or Section 404.
As a public company, we will have significant requirements for enhanced financial reporting and internal controls. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. If we are unable to establish or maintain appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations on a timely basis, result in material misstatements in our consolidated financial statements and harm our results of operations. In addition, we will be required, pursuant to Section 404, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting in the second annual report following the completion of this offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. Testing and maintaining internal controls may divert our management’s attention from other matters that are important to our business.
In connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. In addition, we may encounter problems or delays in completing the remediation of any deficiencies identified by our independent registered public accounting firm in connection with the issuance of their attestation report. Our testing, or the subsequent testing (if required) by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses. Any material weaknesses could result in a material misstatement of our annual or quarterly consolidated financial statements or disclosures that may not be prevented or detected.
We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 or our independent registered public accounting firm may not issue an unqualified opinion. If either we are unable to conclude that we have effective internal control over financial reporting or our independent registered public accounting firm is unable to provide us with an unqualified report, investors could lose confidence in our reported financial information, which could have a material adverse effect on the trading price of our common stock.
There has been no prior public market for our common stock and there may not develop or continue an active, liquid trading market for shares of our common stock, which may cause shares of our common stock to trade at a discount from the initial offering price and make it difficult to sell the shares of common stock you purchase.
Prior to this offering, there has not been a public trading market for shares of our common stock. We cannot predict the extent to which investor interest in us will lead to the development of a trading market or how active and liquid that market may become. If an active and liquid trading market does not develop or continue, you may have difficulty selling your shares of our common stock at an attractive price or at all. If you purchase shares of our common stock in this offering, you will pay a price that was not established in a competitive market. Instead, the initial public offering price per share of common stock will be determined by agreement among us, the selling stockholders and the representative(s) of the underwriters, and may not be indicative of the price at which shares of our common stock will trade in the public market after this offering. The market price of our common stock may decline below the initial offering price and you may not be able to sell your shares of our common stock at or above the price you paid in this offering, or at all. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. Furthermore, an inactive market may also impair our ability to raise capital by selling shares of our common stock.
Our stock price may change significantly following this offering, and you may not be able to resell shares of our common stock at or above the price you paid or at all, and you could lose all or part of your investment as a result.
Even if a trading market develops, the market price of our common stock may be highly volatile and could be subject to wide fluctuations. You may not be able to resell your shares at or above the initial public offering price due to a number of factors such as those listed in “—Risks Related to Our Business” and the following:
•	results of operations that vary from the expectations of securities analysts and investors;
•	results of operations that vary from those of our competitors;
•	changes in expectations as to our future financial performance, including financial estimates and investment recommendations by securities analysts and investors;
•	changes in economic conditions for companies in our industry;
•	changes in market valuations of, or earnings and other announcements by, companies in our industry;
•	declines in the market prices of stocks generally, particularly those of companies in our industry;
•	additions or departures of key management personnel;
•	strategic actions by us or our competitors;
•
announcements by us, our competitors, our suppliers of significant contracts, price reductions, new products or technologies, acquisitions, dispositions, joint marketing relationships, joint ventures, other strategic relationships or capital commitments;

•	changes in preference of our customers and our market share;
•	changes in general economic or market conditions or trends in our industry or the economy as a whole;
•	changes in business or regulatory conditions;
•	future sales of our common stock or other securities;
•	investor perceptions of or the investment opportunity associated with our common stock relative to other investment alternatives;
•	changes in the way we are perceived in the marketplace, including due to negative publicity or campaigns on social media to boycott certain of our products, our business or our industry;
•	the public’s response to press releases or other public announcements by us or third parties, including our filings with the SEC;
•	changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business;
•	announcements relating to litigation or governmental investigations;
•	guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;
•	the development and sustainability of an active trading market for our common stock;
•	exchange rate fluctuations;
•	tax developments;
•	changes in accounting principles; and
•
other events or factors, including those resulting from informational technology system failures and disruptions, epidemics, pandemics, natural disasters, war, acts of terrorism, civil unrest or responses to these events.

Furthermore, the stock market may experience extreme volatility that, in some cases, may be unrelated or disproportionate to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the market price of our common stock, regardless of our actual operating performance. In addition, price volatility may be greater if the public float and trading volume of our common stock is low.
In the past, following periods of market volatility, stockholders have instituted securities class action litigation against various issuers. If we were to become involved in securities litigation, it could have a substantial cost and divert resources and the attention of executive management from our business regardless of the outcome of such litigation, which may adversely affect the market price of our common stock.
None of the proceeds from the sale of shares of our common stock by the selling stockholders in this offering will be available to us to fund our operations.
We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders in this offering. The selling stockholders will receive all proceeds from the sale of such shares. Consequently, none of the proceeds from such sale by the selling stockholders will be available to us to fund our operations, capital expenditures, compensation plans or acquisition opportunities. See “Use of Proceeds.”
You may be diluted by the future issuance of additional common stock in connection with our incentive plans, acquisitions or otherwise.
After this offering, we will have approximately     shares of common stock authorized but unissued. Our amended and restated certificate of incorporation to become effective immediately prior to the consummation of this offering will authorize us to issue these shares of common stock, options and other equity awards relating to common stock for the consideration and on the terms and conditions established by our board of directors in its sole discretion, whether in connection with acquisitions or otherwise. We have reserved shares for issuance under the 2020 Incentive Plan. See “Executive Compensation—Compensation Arrangements to be Adopted in Connection with this Offering—2020 Incentive Plan.” Any common stock that we issue, including under the 2020 Incentive Plan or other equity incentive plans that we may adopt in the future, would dilute the percentage ownership held by the investors who purchase common stock in this offering. In the future, we may also issue our securities in connection with investments or acquisitions. The amount of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then-outstanding shares of our common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to you.
Our ability to raise capital in the future may be limited.
Our business and operations may consume resources faster than we anticipate. In the future, we may need to raise additional funds through the issuance of new equity securities, debt or a combination of both. Additional financing may not be available on favorable terms or at all. If adequate funds are not available on acceptable terms, we may be unable to fund our capital requirements. If we issue new debt securities, the debt holders would have rights senior to holders of our common stock to make claims on our assets and the terms of any debt could restrict our operations, including our ability to pay dividends on our common stock. If we issue additional equity securities or securities convertible into equity securities, existing stockholders will experience dilution and the new equity securities could have rights senior to those of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, you bear the risk of our future securities offerings reducing the market price of our common stock and diluting their interest.
Because we have no current plans to pay cash dividends on our common stock, you may not receive any return on investment unless you sell your common stock for a price greater than that which you paid for it.
We have no current plans to pay cash dividends on our common stock. The declaration, amount and payment of any future dividends will be at the sole discretion of our board of directors, and will depend on, among other things, general and economic conditions, our results of operations and financial condition, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and implications on the payment of dividends by us to our stockholders or by our subsidiaries to us, including restrictions under our credit agreements and other indebtedness we may incur, and such other factors as our board of directors may deem relevant. See “Dividend Policy.” As a result, you may not receive any return on an investment in our common stock unless you sell our common stock for a price greater than your purchase price.

Future sales, or the perception of future sales, by us or our existing owners in the public market following this offering could cause the market price for our common stock to decline.
The sale of substantial amounts of shares of our common stock in the public market, or the perception that such sales could occur, including sales by our existing owners, could harm the prevailing market price of shares of our common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.
Upon completion of this offering we will have a total of shares of    our common stock outstanding. Of the outstanding shares, the    shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144 of the Securities Act, or Rule 144, including our directors, executive officers and other affiliates (including our existing owners), may be sold only in compliance with the limitations described in “Shares Eligible for Future Sale.”
The remaining outstanding     shares of common stock held by our existing owners after this offering, representing approximately     % of the total outstanding shares of our common stock following this offering, will be “restricted securities” within the meaning of Rule 144 and subject to certain restrictions on resale. Restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration such as Rule 144, as described in “Shares Eligible for Future Sale.”
We, our executive officers, directors and certain of our existing owners, including the selling stockholders, will sign lock-up agreements with the underwriters that will, subject to certain customary exceptions, restrict the sale of the shares of our common stock and certain other securities held by them for 180 days following the date of this prospectus.    may, in their sole discretion and at any time without notice, release all or any portion of the shares or securities subject to any such lock-up agreements. See “Underwriting—Conflicts of Interest)” for a description of these lock-up agreements.
Upon the expiration of the lock-up agreements described above, all of such shares will be eligible for resale in a public market pursuant to Rule 144, subject to our compliance with the public information requirement and, in the case of shares held by our affiliates, to volume, manner of sale and other limitations under Rule 144. We expect that certain of our existing owners will be considered an affiliate upon the expiration of the lock-up period based on their expected share ownership, as well as their board nomination rights (if applicable). Certain other of our stockholders may also be considered affiliates at that time.
In addition, pursuant to a registration rights agreement, our Sponsor will have the right, subject to certain conditions, to require us to register the sale of their shares of our common stock under the Securities Act. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.” By exercising its registration rights and selling a large number of shares, our Sponsor could cause the prevailing market price of our common stock to decline. Certain of our existing owners may have “piggyback” registration rights with respect to future registered offerings of our common stock. Following completion of this offering, the shares covered by registration rights would represent approximately    % of our total common stock outstanding. Registration of any of these outstanding shares of common stock would result in such shares becoming freely tradable without compliance with Rule 144 upon effectiveness of the registration statement. See “Shares Eligible for Future Sale.”
We intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of our common stock or securities convertible into or exchangeable for shares of our common stock issued pursuant to the 2020 Incentive Plan. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover    shares of our common stock.
As restrictions on resale end, or if the existing owners exercise their registration rights, the market price of our shares of common stock could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of common stock or other securities.

If securities analysts do not publish research or reports about our business or if they downgrade our stock or our sector, our stock price and trading volume could decline.
The trading market for our common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. Furthermore, if one or more of the analysts who do cover us downgrade our stock or our industry, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business, or if our operating results do not meet their expectations, the price of our stock could decline. If one or more of these analysts ceases coverage of the Company or fails to publish reports on us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline.
Anti-takeover provisions in our organizational documents could delay or prevent a change of control.
Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws may have an anti-takeover effect and may delay, defer or prevent a merger, acquisition, tender offer, takeover attempt, or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders.
These provisions will provide for, among other things:
•	a classified board of directors, as a result of which our board of directors will be divided into three classes, with each class serving for staggered three-year terms;
•	the ability of our board of directors to issue one or more series of preferred stock;
•	advance notice requirements for nominations of directors by stockholders and for stockholders to include matters to be considered at our annual meetings;
•	certain limitations on convening special stockholder meetings;
•
the removal of directors only for cause and only upon the affirmative vote of the holders of at least 66 2/3% of the shares of common stock entitled to vote generally in the election of directors if our Sponsor and its affiliates cease to beneficially own at least 40% of shares of common stock entitled to vote generally in the election of directors; and

•
that certain provisions may be amended only by the affirmative vote of at least 66 2/3% of shares of common stock entitled to vote generally in the election of directors if our Sponsor and its affiliates cease to beneficially own at least 40% of shares of common stock entitled to vote generally in the election of directors.

These anti-takeover provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many of our stockholders. As a result, our stockholders may be limited in their ability to obtain a premium for their shares. See “Description of Capital Stock.”
Our board of directors will be authorized to issue and designate shares of our preferred stock in additional series without stockholder approval.
Our amended and restated certificate of incorporation will authorize our board of directors, without the approval of our stockholders, to issue     million shares of our preferred stock, subject to limitations prescribed by applicable law, rules and regulations and the provisions of our amended and restated certificate of incorporation, as shares of preferred stock in series, to establish from time to time the number of shares to be included in each such series and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereof. The powers, preferences and rights of these additional series of preferred stock may be senior to or on parity with our common stock, which may reduce its value.
Our amended and restated certificate of incorporation will provide, subject to limited exceptions, that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders and the federal district courts will be the exclusive forum for Securities Act claims, which could limit our stockholders’ ability to bring a suit in a different judicial forum than they may otherwise choose for disputes with us or our directors, officers, team members or stockholders.
Our amended and restated certificate of incorporation will provide, subject to limited exceptions, that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of our company, (ii) action asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee or stockholder of our company to the Company or our stockholders, creditors or other constituents, (iii) action asserting a claim against the Company or any director or officer of the Company arising pursuant to any provision of the Delaware General Corporation Law, or the DGCL, or our amended and restated certificate of incorporation or our amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) action asserting a claim against the Company or any director or officer of the Company governed by the internal affairs doctrine; provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act, which already provides that such claims must be bought exclusively in the federal courts. Our amended and restated certificate of incorporation also provides that, unless we consent in writing to the selection of an alternative forum, the U.S. federal district courts will be the exclusive forum for the resolution of any actions or proceedings asserting claims arising under the Securities Act. While the Delaware Supreme Court has upheld the validity of similar provisions under the DGCL, there is uncertainty as to whether a court in another state would enforce such a forum selection provision. Our exclusive forum provision will not relieve us of our duties to comply with the federal securities laws and the rules and regulations thereunder, and our stockholders will not be deemed to have waived our compliance with these laws, rules and regulations.
Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other team members or stockholders. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations and financial conditions.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains certain “forward-looking statements,” as that term is defined in the U.S. federal securities laws. These forward-looking statements include, but are not limited to, statements other than statements of historical facts contained in this prospectus, including among others, statements relating to our future financial performance, our business prospects and strategy, anticipated financial position, liquidity and capital needs, the industry in which we operate and other similar matters. Words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” “potential,” “should” and the negative of these terms or other comparable terminology often identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from the results contemplated by the forward-looking statements, including the risks discussed in this prospectus. Factors, risks, and uncertainties that could cause actual outcomes and results to be materially different from those contemplated include, among others:
•	the spread of the COVID-19 outbreak and severe disruptions in the U.S. and global economy and financial markets it has caused;
•	our reliance on our financing arrangements to fund mortgage loans and otherwise operate our business;
•	the dependence of our loan origination and servicing revenues on macroeconomic and U.S. residential real estate market conditions;
•	the requirement to repurchase mortgage loans or indemnify investors if we breach representations and warranties;
•	counterparty risk;
•	the requirement to make servicing advances that can be subject to delays in recovery or may not be recoverable in certain circumstances;
•	competition for mortgage assets that may limit the availability of desirable originations, acquisitions and result in reduced risk-adjusted returns;
•	our ability to continue to grow our loan origination business or effectively manage significant increases in our loan production volume;
•	competition in the industry in which we operate;
•	our success and growth of our production and servicing activities and the dependence upon our ability to adapt to and implement technological changes;
•	the effectiveness of our risk management efforts;
•	our ability to detect misconduct and fraud;
•	any failure to attract and retain a highly skilled workforce, including our senior executives;
•	our ability to obtain, maintain, protect and enforce our intellectual property;
•	any cybersecurity risks, cyber incidents and technology failures;
•	material changes to the laws, regulations or practices applicable to reverse mortgage programs operated by FHA and HUD;
•	our vendor relationships;
•	our failure to deal appropriately with various issues that may give rise to reputational risk, including legal and regulatory requirements;
•	any employment litigation and related unfavorable publicity;
•	exposure to new risks and increased costs as a result of initiating new business activities or strategies or significantly expanding existing business activities or strategies;
•	any failure to comply with the significant amount of regulation applicable to our new investment management subsidiary;

•	the impact of changes in political or economic stability or by government policies on our material vendors with operations in India;
•	our ability to fully utilize our NOL and other tax carryforwards;
•	any challenge by the IRS of the amount, timing and/or use of our NOL carryforwards;
•	possible changes in legislation and the effect on our ability to use the tax benefits associated with our NOL carryforwards;
•	the impact of other changes in tax laws;
•	the impact of interest rate fluctuations;
•	risks associated with hedging against interest rate exposure;
•	the impact of any prolonged economic slowdown, recession or declining real estate values;
•	risks associated with financing our assets with borrowings;
•	risks associated with a decrease in value of our collateral;
•	the dependence of our operations on access to our financing arrangements, which are mostly uncommitted;
•	risks associated with the financial and restrictive covenants included in our financing agreements;
•	our exposure to volatility in the London Inter-Bank Offered Rate;
•	our ability to raise the debt or equity capital required to finance our assets and grow our business;
•	risks associated with higher risk loans that we service;
•	risks associated with derivative financial instruments;
•	our ability to foreclose on our mortgage assets in a timely manner or at all;
•	our ability to obtain and/or maintain licenses and other approvals in those jurisdictions where required to conduct our business;
•	the impact of revised rules and regulations and enforcement of existing rules and regulations by the CFPB;
•	legislative and regulatory changes that impact the mortgage loan industry or housing market;
•
changes in regulations or the occurrence of other events that impact the business, operations or prospects of government agencies such as Ginnie Mae, the FHA or the VA, the USDA, or GSEs such as Fannie Mae or Freddie Mac, or such changes that increase the cost of doing business with such entities;

•	the Dodd-Frank Act and its implementing regulations and regulatory agencies, and any other legislative and regulatory changes that impact the business, operations or governance of mortgage lenders;
•	the CFPB, and its issued and future rules and the enforcement thereof;
•	changes in government support of homeownership;
•	changes in government or government sponsored home affordability programs;
•	changes in governmental regulations, accounting treatment, tax rates and similar matters;
•	risks associated with our acquisition of MSRs;
•	the impact of our counterparties terminating our servicing rights under which we conduct servicing activities; and
•	our failure to deal appropriately with issues that may give rise to reputational risk.
Many of the important factors that will determine these results are beyond our ability to control or predict. You are cautioned not to put undue reliance on any forward-looking statements, which speak only as of the date of this prospectus. Except as otherwise required by law, we do not assume any obligation to publicly update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events. You should refer to the “Risk Factors” section of this prospectus for a discussion of other important factors that may cause actual results to differ materially from those expressed or implied by the forward-looking statements.

USE OF PROCEEDS
We estimate that the net proceeds to us from this offering will be approximately $   million after deducting the underwriting discounts and commissions and our other estimated offering expenses (assuming an initial public offering price of $   per share, which is the mid-point of the estimated offering price range set forth on the cover page of this prospectus). We estimate that the offering expenses (other than any underwriting discounts) will be approximately $   million.
We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders in this offering, including from any exercise by the underwriters of their option to purchase additional shares from the selling stockholders. The selling stockholders will receive all of the net proceeds and bear the underwriting discount, if any, attributable to their sale of our common stock. We have agreed to pay certain offering expenses for the selling stockholders incurred in connection with the sale. The selling stockholders will receive approximately $   of proceeds from this offering.
We intend to use the net proceeds from this offering for general corporate purposes.
A $1.00 increase (decrease) in the assumed initial public offering price of $   per share would increase (decrease) the amount of net proceeds to us from this offering by $   , assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
Each 1,000,000 share increase (decrease) in the number of shares offered by us in this offering would increase (decrease) the net proceeds to us from this offering by approximately $   , assuming that the price per share for the offering remains at $   (which is the mid-point of the estimated price range set forth on the cover page of this prospectus), and after deducting the underwriting discount and estimated offering expenses payable by us.

DIVIDEND POLICY
We do not anticipate declaring or paying any regular cash dividends on our common stock in the foreseeable future. Instead, we anticipate that most or all of our future earnings will be retained to support our operations and finance the growth and development of our business. Any future determination to declare and pay cash dividends, if any, will be made at the discretion of our board of directors and will depend on a variety of factors, including applicable laws, our financial condition, results of operations, contractual restrictions, capital requirements, business prospects, general business or financial market conditions and other factors our board of directors may deem relevant. Investors should not purchase our common stock with the expectation of receiving cash dividends. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

CAPITALIZATION
The following table sets forth our cash and capitalization as of September 30, 2020:
•	on an actual basis; and
•
on an as adjusted basis, giving effect to the stock split and the merger of Holdings into the Company described elsewhere in this prospectus, this offering and the use of proceeds therefrom, assuming an initial public offering price of $   per share of common stock, which is the mid-point of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses.

You should read this table in conjunction with “Use of Proceeds,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and accompanying notes thereto included elsewhere in this prospectus.
September 30, 2020
(Unaudited) (In thousands, except shares and per share data)	Actual	As adjusted
Cash and cash equivalents(1)	$	$ (3)

Debt
Warehouse lines of credit	$	$
Operating line of credit
Advance facilities
Term debt, net(2)
Total debt	$	$

Stockholder’s equity
Common stock, par value $0.01 per share, 100 shares authorized, issued and outstanding, actual, and shares authorized, shares issued and outstanding, as adjusted	$	$
Additional paid in capital
Retained earnings
Total stockholder’s equity	$	$

Total capitalization	$	$
(1)	Does not include Restricted cash.
(2)	Net of issuance costs.
(3)
A $1.00 increase (decrease) in the assumed initial public offering price of $   per share would increase (decrease) the amount of net proceeds to us from this offering by $   , assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

DILUTION
If you invest in our common stock in this offering, your ownership interest in us will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the net tangible book (deficit) per share of our common stock after giving effect to this offering. Dilution results from the fact that the per share offering price of the common stock is substantially in excess of the net tangible book value per share attributable to our existing owners.
Our net tangible book (deficit) as of September 30, 2020 was approximately $   , or $   per share of our common stock. We calculate net tangible book (deficit) per share by taking the amount of our total tangible assets (including our right-of-use assets related to our leases), reduced by the amount of our total liabilities, and then dividing that amount by the total number of shares of common stock outstanding on an as adjusted basis giving effect to this offering.
After giving effect to (i) the sale by us and the selling stockholders of shares of common stock in this offering at an assumed initial public offering price of $   per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and (ii) the use of proceeds therefrom, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our net tangible book (deficit) as of September 30, 2020 would have been $   , or $   per share of our common stock. This amount represents an immediate decrease in net tangible book (deficit) of $   per share of common stock to our existing owners and an immediate and substantial dilution in net tangible book value of $   per share of common stock to new investors purchasing shares in this offering.
The following table illustrates this dilution on a per share of common stock basis assuming the underwriters do not exercise their option to purchase additional shares of common stock:
Assumed initial public offering price per share of common stock	$
Net tangible book (deficit) per share of common stock as of September 30, 2020
Increase in net tangible book value per share of common stock attributable to investors in this offering
Net tangible book (deficit) per share of common stock after giving effect to this offering
Dilution per share of common stock to investors in this offering	$
Dilution is determined by subtracting net tangible book (deficit) per share of common stock after the offering from the initial public offering price per share of common stock.
Each $1.00 increase or decrease in the assumed initial public offering price per share of common stock would increase or decrease, as applicable, the net tangible book value by $   per share and the dilution to new investors in the offering by $   per share, assuming that the number of shares offered in this offering, as set forth on the cover page of this prospectus, remains the same. The information discussed above is for illustrative purposes only. Our net tangible book (deficit) following the completion of the offering is subject to adjustment based on the actual offering price of our common stock and other terms of this offering determined at pricing.
The following table summarizes, on the same basis as of September 30, 2020, the total number of shares of common stock purchased from us, the total cash consideration paid to us and the average price per share of common stock paid by our existing owners and by new investors purchasing shares of common stock in this offering.
	Shares Purchased		Total Consideration		Average Price Per Share
Name of Beneficial Owners	Number	Percent	Amount	Percent
Existing owners
New investors in this offering
Total

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
The following table sets forth our selected historical consolidated financial data as of the dates and for the periods indicated. The summary historical consolidated financial data as of and for the years ended December 31, 2019 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary historical consolidated financial data as of and for the nine-month periods ended September 30, 2020 and 2019 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and, in our opinion, have included all adjustments, which include normal recurring adjustments, necessary to present fairly in all material respects our financial position and results of operations.
Historical results are not necessarily indicative of the results that may be expected in any future period, and our results of operations for any interim period are not necessarily indicative of the results to be expected for the full year. The following information should be read in conjunction with “Summary—Summary Historical Consolidated Financial and Other Data,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included elsewhere in this prospectus.
	Nine Months Ended September 30,		Year Ended December 31,
(In thousands, except shares and per share amounts)	2020	2019	2019	2018
	(unaudited)		(audited)
Statement of Operations Data
Gain on loans, net			$199,501	$84,068
Loan fee income			32,112	19,603
Interest income			51,801	35,179
Interest expense			(57,942)	(47,486)
Interest loss, net			(6,141)	(12,307)
Loan servicing fees			144,228	119,049
Change in fair value of mortgage servicing rights			(173,134)	(47,312)
Other income			3,159	1,156
Total net revenue			199,725	164,257

Compensation and benefits			156,197	109,577
Loan expense			15,626	16,882
Loan servicing expense			20,924	18,488
Occupancy and equipment			16,768	20,521
General and administrative			21,407	29,165
Depreciation and amortization			5,918	7,612
Other expenses			4,296	4,060
Total expenses			241,136	206,305

Loss from continuing operations before income tax benefit			(41,411)	(42,048)
Income tax benefit from continuing operations			9,500	10,485
Net loss from continuing operations			(31,911)	(31,563)
Net income from discontinued operations before tax			—	9,707
Income tax provision			—	(2,550)
Income from discontinued operations, net of tax			—	7,157
Income from equity method investment			2,701	209
Total net loss			$(29,210)	$(24,197)

	Nine Months Ended September 30,		Year Ended December 31,
(In thousands, except shares and per share amounts)	2020	2019	2019	2018
	(unaudited)		(audited)
Basic and diluted loss earnings per share:
Basic and diluted loss per share from continuing operations			$(319)	$(316)
Basic and diluted earnings per share from discontinued operations			—	72
Basic and diluted total net loss per share			$(292)	$(242)
Weighted average shares of common stock outstanding
Basic and diluted			100	100
	September 30,		December 31,
(In thousands, except shares and per share amounts)	2020	2019	2019	2018
	(unaudited)		(audited)
Balance Sheet Data
Assets:
Cash and cash equivalents			$30,630	$44,010
Restricted cash			51,101	38,234
Cash and cash equivalents and restricted cash			81,731	82,244
Mortgage loans held for sale (at fair value)			1,554,230	421,754
Mortgage servicing rights (at fair value)			575,035	532,526
Property and equipment, net			12,051	10,075
Accounts receivable, net			57,872	44,422
Derivative assets			40,544	18,990
Goodwill and intangibles			11,935	10,957
GNMA loans eligible for repurchase			499,207	451,209
Other assets			76,162	64,214
Total assets			$2,908,767	$1,636,391

Liabilities and Shareholder’s equity:
Liabilities:
Warehouse lines of credit			$1,478,183	$404,237
Term debt and other borrowings, net			424,958	276,277
Accounts payable and accrued expenses			39,739	21,243
GNMA loans eligible for repurchase			499,207	451,209
Other liabilities			56,368	44,654
Total liabilities			2,498,455	1,197,620

Shareholder’s equity:
Common stock (100 shares issued and outstanding, par value $0.01 per share)			—	—
Additional paid-in-capital			454,861	454,110
Accumulated deficit			(44,549)	(15,339)
Total shareholder’s equity			410,312	438,771
Total liabilities and shareholder’s equity			$2,908,767	$1,636,391

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Management’s discussion and analysis of our financial condition and results of operations should be read in conjunction with the sections “Prospectus Summary—Summary Historical Financial and Operating Data,” “Selected Historical Consolidated Financial Data,” and our consolidated financial statements and notes thereto included elsewhere in this prospectus. The following discussion includes forward-looking statements that reflect our plans, estimates and assumptions and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section of this prospectus. See “Special Note Regarding Forward-Looking Statements.” Future results could differ significantly from the historical results presented in this section.
Data as of and for the years ended December 31, 2019 and 2018 have been derived from Home Point Capital Inc. & Subsidiaries’ audited consolidated financial statements included elsewhere in this prospectus.
Overview
We are a leading residential mortgage originator and servicer with a mission to create financially healthy, happy homeowners. Our business model is focused on growing originations through highly leverageable partner networks supported by at-scale operations, and managing the customer experience through our in-house servicing operation and proprietary Home Ownership Platform. Our originations are primarily sourced through a nationwide network of nearly 5,000 independent mortgage brokerages, or our Broker Partners. We enable the success of our Broker Partner network through a unique blend of in market sales coverage and an efficient and scaled loan fulfillment process which is supported by our fully integrated technology platform. We also source customers through nearly 600 correspondent sellers, or our Correspondent Partners. We maintain ongoing connectivity with over 300,000 customers through our servicing platform with the ultimate objective of establishing Customers for Life.
Servicing is a strategic cornerstone of our business and central to our Customer for Life strategy. Retaining our servicing and managing the servicing platform in-house gives us the opportunity to establish a deeper relationship with our customers. This relationship is enhanced through our proprietary Home Ownership Platform. The Home Ownership Platform offers our customers a curated experience with frequent touchpoints, which more supports a superior home ownership journey. This connectivity and ongoing dialogue help us proactively find ways to help our customers save money, either through a refinancing of their mortgage or savings on another home-related product. The frequency of interaction, coupled with providing effective solutions beyond the mortgage, will result in the development of a trusted relationship and ultimately increase the lifetime value of the customer relationship.
By executing on this strategy, we have developed our de-novo platform into an industry leader with a historic market leading growth position. We are currently the third largest and fastest growing wholesale lender as of June 30, 2020, having originated $28.3 billion through our Broker Partner network in the twelve months ended September 30, 2020. This represents an annualized growth rate of 174% since 2019. Today, we are the 12th largest non-bank originator in the U.S., having originated $46.3 billion in the twelve months ended September 30, 2020.
Year ended December 31, 2019 Summary
For the year ended December 31, 2019, we originated $22.3 billion of mortgage loans compared to $10.6 billion for the year ended December 31, 2018, representing an increase of $11.7 billion or 110.5% for the year ended December 31, 2019 compared to that for the year ended December 31, 2018, excluding the revenue related to loans sourced through the Distributed retail channel which was included in discontinued operations for the year ended December 31, 2018. Our servicing portfolio as of December 31, 2019 was $52.6 billion of MSR UPB compared to $41.4 billion of MSR UPB as of December 31, 2018. We generated a $29.2 million net loss for the year ended December 31, 2019 compared to a $24.2 million net loss for the year ended December 31, 2018. We generated $28.2 million of Adjusted net income (loss) for the year ended December 31, 2019 compared to $(32.0) million for the year ended December 31, 2018, representing a 188.1% increase, and we generated $69.4 million of Adjusted EBITDA for the year ended December 31, 2019 compared to $(19.6) million for the year ended December 31, 2018. Refer to “Non-GAAP Financial Measures” for further information regarding our use of Adjusted net income (loss) and Adjusted EBITDA, including limitations related to such non-GAAP measures and a reconciliation of such measures to net income, the nearest comparable financial measure calculated and presented in accordance with GAAP.
Total net loss for the year ended December 31, 2019 included a loss of $173.1 million due to a decrease in the fair value of our MSRs resulting from the valuation model impact of a decrease in projected duration of cash flow collections during the period. According to the MBA Mortgage Finance Forecast, average 30-year mortgage rates declined by 110 basis points from December 31, 2018 to December 31, 2019. A decline of this nature generally results in higher prepayment speeds and a subsequent downward adjustment to the fair value of our MSRs for the loans that still exist in our portfolio. However, when rates decline, our Origination volume generally increases as refinance opportunities increase.
The above-described increase in Adjusted net income (loss) and Adjusted EBITDA was primarily due to the increase in Gain on loans, net of $115.4 million for the year ended December 31, 2019 compared to that for the year ended December 31, 2018. Our increased Origination volume also resulted in an increase in Compensation and benefits expense of $46.6 million or 42.5% for the year ended December 31, 2019 compared to that for the year ended December 31, 2018. Additionally, our income from Loan servicing fees increased by $25.2 million or 21.2% for the year ended December 31, 2019 compared to that for the year ended December 31, 2018. For definitions of, and more information about, these non-GAAP financial measures, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”
Segments
Our operations are organized into two separate reportable segments: Origination and Servicing.
In our Origination segment, we source loans through three distinct production channels: Direct, Wholesale and Correspondent. The Direct channel provides the Company’s existing servicing customers with various financing options. At the same time, it supports the servicing assets in the ecosystem by retaining existing servicing customers who may otherwise refinance their existing mortgage loans with a competitor. The Wholesale channel consists of mortgages originated through a nationwide network of nearly 5,000 Broker Partners. The Correspondent channel consists of closed and funded mortgages we purchase from a trusted network of Correspondent Partners. During the year ended December 31, 2018, we disposed of our Distributed retail channel. Once a loan is locked, it becomes channel agnostic. We function Originations in unison as seen through the following activities: hedging, funding, and production. Our Origination segment generated Contribution margins of $89.5 million and $0.3 million for the years ended December 31, 2019 and 2018, respectively.
Our Servicing segment consists of servicing loans that were produced in our Originations segment where the Company retained the servicing rights. Servicing consists of collecting loan payments, remitting principal and interest payments to investors, managing escrow funds for the payment of mortgage-related expenses, such as taxes and insurance, performing loss mitigation activities on behalf of investors and otherwise administering our mortgage loan servicing portfolio in compliance with state and federal regulations. We also tend to strategically buy and sell servicing rights. Our Servicing segment generated Contribution margins of $24.6 million and $26.2 million for the years ended December 31, 2019 and 2018, respectively.
Recent Developments – COVID-19
Business Operations
In March 2020, the World Health Organization (WHO) categorized COVID-19 as a pandemic and the COVID-19 outbreak was declared a national emergency. While the financial markets have demonstrated significant volatility due to the economic impacts of COVID-19, our flexible, scalable platform and technology-enabled infrastructure have enabled us to respond quickly to the increased market demand, resulting in record levels of Origination volume. We expect the increase in origination demands to remain steady as a result of the low interest rate environment and our competitive positioning in the markets. However, the future extent and severity of economic impacts due to COVID-19 are as yet unknown and, as a result of these factors being outside our control, it is possible that our production volumes and margins may decrease in the future.
The federal government enacted the CARES Act, which allows borrowers with federally backed loans to request a temporary mortgage forbearance through December 31, 2020. As a result of the CARES Act forbearance requirements, we have recorded, and expect to record additional, increases in delinquencies due to forbearances in our Servicing segment. This increased delinquency rate on our servicing portfolio may require us to finance substantial amounts of advances of principal and interest, property taxes, insurance premiums and other expenses to protect investors’ interests in the properties securing the loans. These advances and payments, coupled with increased servicing costs and lower servicing revenue, have negatively affected and will continue to negatively affect our cash position. Additionally, we are currently prohibited from collecting certain servicing-related fees, such as late fees, and initiating foreclosure proceedings. As a result, we expect the effects of the CARES Act forbearance requirements to reduce our servicing income and increase our servicing expenses.
Associate Safety
We are continuing to focus on protecting the safety and wellbeing of our associates. In response to the COVID-19 pandemic, we quickly implemented a number of initiatives to ensure the safety of our associates. Since mid-March 2020, more than 90% of our associates have been working from home, and they are not participating in travel or face-to-face meetings that are deemed non-essential. To date, there has not been a material number of COVID-19 illnesses reported in our associate base, nor has there been a material impact to the observed productivity of our workforce in the aggregate.
While the COVID-19 pandemic has not had a material negative impact on our operational performance financial performance, or liquidity to date, it is difficult to predict what the ongoing impact of the pandemic will be on the economy and our business. See “Risk Factors” for more details.
Key Factors Affecting Results of Operations for Periods Presented
Residential Real Estate Market Conditions
Our Origination volume is impacted by broader residential real estate market conditions and the general economy. Housing affordability, availability and general economic conditions influence the demand for our products. Housing affordability and availability are impacted by mortgage interest rates, availability of funds to finance purchases, availability of alternative investment products and the relative relationship of supply and demand. General economic conditions are impacted by unemployment rates, changes in real wages, inflation, consumer confidence, seasonality and the overall economic environment.
Changes in Interest Rates
Origination volume is impacted by changes in interest rates. Decreasing interest rates tend to increase the volume of purchase loan origination and refinancing whereas increasing interest rates tend to decrease the volume of purchase loan origination and refinancing.
Changes in interest rates impact the value of interest rate lock commitments and loans held for sale. Interest rate lock commitments represent an agreement to extend credit to a customer whereby the interest rate is set prior to the loan funding. These commitments bind us to fund the loan at a specified rate. When loans are funded, they are classified as held for sale until they are sold. During the origination and sale process, the value of interest rate lock commitments and loans held for sale inventory rises and falls with changes in interest rates; for example, if we enter into interest rate lock commitments at low interest rates followed by an increase in interest rates in the market, the value of our interest rate lock commitment will decrease.
The fair value of MSRs is also driven primarily by interest rates, which impact the likelihood of loan prepayments. In periods of rising interest rates, the fair value of the MSRs generally increases as prepayments decrease, and therefore the estimated life of the MSRs and related expected cash flows increase. In a declining interest rate environment, the fair value of MSRs generally decreases as prepayments increase and therefore the estimated life of the MSRs, and related cash flows, decrease.
There has been a long-term trend of falling interest rates, with intermittent periods of rate increases. More recently, there was a rising interest rate environment for the majority of 2018 and a falling interest rate environment in 2019 and during the first three quarters of 2020. Because origination volumes tend to increase in declining interest rate environments and decrease in increasing rate environments, we believe that our two principal sources of revenue, mortgage origination and mortgage loan servicing, contribute to a stable business profile by creating a natural hedge against changes in the interest rate environment. Additionally, to mitigate the interest rate risk impact, we employ hedging strategies. Our hedging strategies allow us to protect our investment and help us manage our liquidity through forward delivery commitments on mortgage-backed securities or whole loans and options on forward contracts.
Key Performance Indicators
We review several operating metrics, including the following key performance indicators to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions. We believe these key metrics are useful to investors both because they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making, and they may be used by investors to help analyze the health of our business.
Our origination metrics enable us to monitor our ability to generate revenue and expand our market share across different channels. In addition, they help us track origination quality and compare our performance against the nationwide originations market and our competitors. Other key performance indicators also include the number of brokers and number of Correspondent Partners, which enable us to monitor key inputs of our business model. Our servicing metrics enable us to monitor the size of our customer base, the characteristics and value of our servicing portfolio and help drive retention efforts.
The following summarizes key performance indicators for our business:
	Year Ended December 31,
($ in thousands)	2019	2018(a)	Change	% Change
Origination Segment KPIs
Origination Volume by Channel
Wholesale(b)	$11,564,971	$4,889,220	$6,675,751	136.5%
Correspondent(b)	10,215,300	5,081,719	5,133,581	101.0%
Direct(b)	487,322	608,148	(120,826)	(19.9)%
Origination volume(b)	$22,267,593	$10,579,087	$11,688,506	110.5%

Gain on sale margin
Gain on sale margin (bps)(c)	89.6	79.5	10.1	12.7%

Market Share
Overall share of origination market(d)	1.0%	0.7%	0.3%	42.9%
Share of wholesale channel(e)	3.5%	2.6%	0.9%	34.6%

Origination Volume by Purpose(f)
Purchase	50.6%	66.5%	(15.8)%	(23.8)%
Refinance	49.4%	33.5%	15.8%	47.3%

Third Party Partners
Number of Broker Partners(g)	3,085	1,623	1,462	90.1%
Number of Correspondent Partners(h)	537	451	86	19.1%

Servicing Segment KPIs
Mortgage Servicing
MSR servicing portfolio - UPB(i)	$52,600,546	$41,423,825	$11,176,721	27.0%
MSR Servicing portfolio - Units(j)	236,362	189,513	46,849	24.7%

60 days or more delinquent(k)	1.7%	2.3%	(0.6)%	(26.1)%

MSR Portfolio
MSR multiple(l)	3.4x	4.3x	(0.9)x	(20.9)%
(a)
Unless otherwise indicated, our Distributed Retail channel was included in discontinued operations in our results of operations for the year ended December 31, 2018 and as such it has been excluded from our key performance indicators for the year ended December 31, 2018.

(b)
Origination dollar value of new loans funded by channel. Total origination volume excludes Origination volume from the Distributed Retail channel, which was included in discontinued operations in our results of operations for the year ended December 31, 2018.

(c)	Calculated as Gain on sale, net divided by Origination volume.

(d)
Calculated as the Company’s originations dollar value for the year divided by the total residential originations in the United States of America per Inside Mortgage Finance, a third party provider of residential mortgage industry news and statistics each year. Origination volume figures used to calculate market share include $1 billion of Distributed Retail originations in our results of operations for the year ended December 31, 2018.

(e)	Calculated as the Company’s originations dollar value for the year divided by the total wholesale originations in the United States of America per Inside Mortgage Finance, each year.
(f)
Total origination volume excludes Origination volume from the Distributed Retail channel, which was included in discontinued operations in our results of operations for the year ended December 31, 2018.

(g)	Number of Broker Partners with whom the Company sources loans from.
(h)	Number of Correspondent Partners from whom the Company purchases loans.
(i)	The unpaid principal balance of loans we service on behalf of Ginnie Mae, Fannie Mae, Freddie Mae and others.
(j)	Number of loans in our serving portfolio at period end.
(k)	Total balances of outstanding loan principals for which installment payments are at least 60 days past due as a percentage of the outstanding loan principal as of a specified date.
(l)	Calculated as the MSR fair market value as of a specified date divided by the related UPB divided by the weighted average service fee.
Non-GAAP Financial Measures
We believe that certain non-GAAP financial measures presented in this prospectus, including Adjusted revenue, Adjusted net income (loss) and Adjusted EBITDA can provide useful information to investors and others in understanding and evaluating our operating results. These measures are not financial measures calculated in accordance with GAAP and should not be considered as a substitute for net income, or any other operating performance measure calculated in accordance with GAAP and may not be comparable to a similarly titled measure reported by other companies.
We believe that the presentation of Adjusted revenue, Adjusted net income (loss) and Adjusted EBITDA provides useful information to investors regarding our results of operations because each measure assists both investors and management in analyzing and benchmarking the performance and value of our business. Adjusted revenue, Adjusted net income (loss) and Adjusted EBITDA provide indicators of performance that are not affected by fluctuations in certain costs or other items. Accordingly, management believes that these measurements are useful for comparing general operating performance from period to period, and management relies on these measures for planning and forecasting of future periods. The Company measures the performance of the segments primarily on a contribution margin basis. Additionally, these measures allow management to compare our results with those of other companies that have different financing and capital structures. However, other companies may define Adjusted revenue, Adjusted net income (loss) and Adjusted EBITDA differently, and as a result, our measures of Adjusted revenue, Adjusted net income (loss) and Adjusted EBITDA may not be directly comparable to those of other companies.
Adjusted revenue. We define Adjusted revenue as Total net revenue exclusive of the impact of the change in fair value of MSRs related to changes in valuation inputs and assumptions, net of MSRs hedge and adjusted for Income from equity method investment.
Adjusted net income (loss). We define Adjusted net income (loss) as Net income (loss) exclusive of the impact of the change in fair value of MSRs related to changes in valuation inputs and assumptions, net of MSRs hedge.
Adjusted EBITDA. We define Adjusted EBITDA as earnings before interest (without adjustment for net warehouse interest related to loan fundings and payoff interest related to loan prepayments), taxes, depreciation and amortization exclusive of the impact of the change in fair value of MSRs related to changes in valuation inputs and assumptions, net of MSRs hedge and discontinued operations.
The non-GAAP information presented below and elsewhere in this prospectus should be read in conjunction with our combined financial statements and the related notes included elsewhere in this prospectus and the information set forth in the section entitled “Prospectus Summary—Summary Historical Consolidated Financial and Other Data” and “Selected Historical Combined Financial Information.”

The following is a reconciliation of Adjusted revenue, Adjusted net income (loss) and Adjusted EBITDA to the nearest GAAP financial measures, pre-tax Net income (loss) and Net income (loss), respectively:
Reconciliation of Adjusted Revenue to Total Net Revenue
	Year Ended December 31,
($ in thousands)	2019	2018
Total net revenue	$199,725	$164,257
Income from equity method investment	2,701	209
Change in fair value of MSR (due to inputs and assumptions), net of hedge(a)	74,481	(10,348)
Adjusted revenue	276,907	154,118
Reconciliation of Adjusted Net Income (Loss) to Total Net Income (Loss)
	Year Ended December 31,
($ in thousands)	2019	2018
Total net income (loss)	$(29,210)	$(24,197)
Change in fair value of MSR (due to inputs and assumptions), net of hedge(a)	74,481	(10,348)
Income tax effect of change in fair value of MSR (due to inputs and assumptions), net of hedge(b)	(17,086)	2,539
Adjusted net income (loss)	$28,185	$(32,006)
Reconciliation of Adjusted EBITDA to Total Net Income (Loss)
	Year Ended December 31,
($ in thousands)	2019	2018
Total net income (loss)	$(29,210)	$(24,197)
Income from discontinued operations, net of tax	—	(7,157)
Interest expense on corporate debt	27,721	24,962
Income tax benefit from continuing operations	(9,500)	(10,485)
Depreciation and amortization	5,918	7,612
Change in fair value of MSR (due to inputs and assumptions), net of hedge(a)	74,481	(10,348)
Adjusted EBITDA	$69,410	$(19,613)
(a)
MSR fair value changes due to valuation inputs and assumptions are measured using a stochastic discounted cash flow model that includes assumptions such as prepayment speeds, delinquencies, discount rates, and effects of changes in market interest rates. Refer to “Note 2, Basis of Presentation and Significant Accounting Policies” and “Note 7, Mortgage Servicing Rights” to our audited annual combined financial statements included elsewhere in this prospectus. The change in the value of the MSR hedge is measured based on third party market values and cash settlement. Refer to “Note 18, Fair Value Measurements”, to our audited annual consolidated financial statements included elsewhere in this prospectus. We exclude changes in fair value of MSRs, net of hedge from Adjusted revenue as they add volatility and we believe that they are not indicative of the Company’s operating performance or results of operation. This adjustment does not include changes in fair value of MSRs due to realization of cash flows, which remain in Adjusted EBITDA. Realization of cash flows occurs when cash is collected as customers make scheduled payments, partial prepayments of principal, or pay their mortgage in full.

(b)
The income tax effect of change in fair value of MSR (due to inputs and assumptions), net of hedge is calculated as the MSR valuation change, net of hedge multiplied by the quotient of Income tax benefit divided by Loss from continuing operations before income tax.

Description of Certain Components of our Results of Operations
Components of Revenue
Gain on loans, net includes the realized and unrealized gains and losses on mortgage loans, as well as the changes in fair value of all loan-related derivatives, including interest rate lock commitments, freestanding loan-related derivatives, and representation and warranty reserve. Loan fee income consists of fee income earned on all loan originations, including amounts earned related to application and underwriting fees. Fees associated with the origination and acquisition of mortgage loans are recognized when earned, which is the date the loan is originated or acquired.

Interest loss, net consists of interest income recognized on loans held for sale for the period from loan funding to sale, which is typically 30 days, and interest earned on escrow and custodial funds held on behalf of our servicing customers and investors, respectively. Interest loss, net is presented net of interest expense related to our loan funding warehouse and other facilities as well as expenses related to amortization of capitalized debt costs, original issue discount, gains or losses upon extinguishment of debt, and commitment fees paid on certain debt agreements.
Loan servicing fees consist of fees received from loan servicing. Loan servicing involves the servicing of residential mortgage loans on behalf of an investor. Total Loan servicing fees include servicing and other ancillary servicing revenue earned for servicing mortgage loans owned by investors. Servicing fees received for servicing mortgage loans owned by investors are based on a stipulated percentage of the outstanding monthly principal balance on such loans, or the difference between the weighted-average yield received on the mortgage loans and the amount paid to the investor, less guaranty fees and interest on curtailments (reduction of principal balance). Loan servicing fees are receivable only out of interest collected from mortgagors and are recorded as income when earned, which is generally upon collection. Late charges and other miscellaneous fees collected from mortgagors are also recorded as income when collected.
Change in fair value of mortgage servicing rights. MSRs represent the fair value assigned to contracts that obligate us to service the mortgage loans on behalf of the owners of the mortgage loans in exchange for service fees and the right to collect certain ancillary income from the borrower. We recognize MSRs at our estimate of the fair value of the contract to service loans. Changes in the fair value of MSRs are recognized as current period income as a component of Change in fair value of MSRs. To hedge against interest rate exposure on these assets, we enter into various derivative instruments, which may include but are not limited to swaps and forward loan purchase commitments. Changes in the value of derivatives designed to protect against MSR value fluctuations, or MSR hedging gains and losses, are also included as a component of Change in fair value of MSRs.
Other Income includes income that is dissimilar in nature to revenues we earn from loan origination and servicing activities, such as proceeds from the sale of a business or contingent consideration received.
Components of Operating Expenses
Compensation and benefits expense includes all salaries, commissions, bonuses and benefit-related expenses for our associates.
Loan expense primarily includes loan origination costs, loan processing costs, and fees related to loan funding. As a result of adoption of Accounting Standards Codification (“ASC”) 606, Revenue from contracts with customers, or ASC 606, certain passthrough fees such as flood certification, credit report, and appraisal fees, among others, are presented net within Loan expense. A reclassification of these passthrough fees from Loan fee income to Loan expense is presented for periods subsequent to adoption.
Loan servicing expense primarily includes servicing system technology expenses, non-performing servicing expenses, and general servicing expenses, such as printing expenses, recording fees, and title search fees.
Occupancy and equipment includes rent expense, utilities, office supplies, technology and other office expenses.
General and administrative primarily includes marketing and advertising costs, travel and entertainment, legal reserves, and professional services, such as audit and consulting fees.
Depreciation and amortization includes depreciation of Property and equipment and amortization of Intangible assets.
Other expenses primarily consist of insurance, dues and subscriptions, and other employee-related expenses such as recruitment fees and training expenses.
Stock-Based Compensation
Stock-based compensation consists of equity awards and is measured and expensed accordingly under ASC 718, Compensation—Stock Compensation.
Future Public Company Expenses
As a public company, we anticipate our operating expenses will increase as we establish and maintain governance and controls in accordance with SEC guidelines. We expect some of our expenses to increase as we establish more comprehensive compliance and governance functions, maintain and review internal controls over financial reporting in accordance with Sarbanes-Oxley and prepare and distribute periodic reports as required by SEC rules and regulations. Such expenses include but are not limited to accounting, legal and personnel-related expenses. As a result, our historical results of operations may not be indicative of our results of operations in future periods.
Results of Operations
Consolidated Results of Operations
The following table sets forth certain consolidated financial data for each of the periods indicated:
	Year Ended December 31,
($ in thousands)	2019	2018	$ Change	% Change
Gain on loans, net	$199,501	$84,068	$115,433	137.3%
Loan fee income	32,112	19,603	12,509	64.0%
Interest income	51,801	35,179	16,622	47.2%
Interest expense	(57,942)	(47,486)	(10,456)	22.0%
Interest loss, net	(6,141)	(12,307)	6,166	-50.1%
Loan servicing fees	144,228	119,049	25,179	21.2%
Change in fair value of mortgage servicing rights	(173,134)	(47,312)	(125,822)	265.9%
Other income	3,159	1,156	2,003	173.3%
Total net revenue	199,725	164,257	35,468	21.6%

Compensation and benefits	156,197	109,577	46,620	42.5%
Loan expense	15,626	16,882	(1,256)	-7.4%
Loan servicing expense	20,924	18,488	2,436	13.2%
Occupancy and equipment	16,768	20,521	(3,753)	-18.3%
General and administrative	21,407	29,165	(7,758)	-26.6%
Depreciation and amortization	5,918	7,612	(1,694)	-22.3%
Other expenses	4,296	4,060	236	5.8%
Total expenses	241,136	206,305	34,833	16.9%

Loss from continuing operations before income tax	(41,411)	(42,048)	637	1.5%
Income tax benefit from continuing operations	9,500	10,485	(985)	-9.4%
Net loss from continuing operations	(31,911)	(31,563)	(348)	-1.1%
Net income from discontinued operations before tax	—	9,707	(9,707)	N/M
Income tax provision	—	(2,550)	2,550	N/M
Income from discontinued operations, net of tax	—	7,157	(7,157)	N/M
Income from equity method investments	2,701	209	2,492	1,192.3%
Total net loss	$(29,210)	$(24,197)	$(5,013)	20.7%
Year Ended December 31, 2019 Compared to the Year Ended December 31, 2018
During the year ended December 31, 2019, we recorded a Total net loss of $29.2 million, an increase of $5.0 million, or 20.7%, as compared with a Total net loss of $24.2 million for the year ended December 31, 2018. The increase in Net loss was primarily the result of an unfavorable Change in fair value of MSRs of $173.1 million for the year ended December 31, 2019 as compared to an unfavorable change in fair value of MSRs of $47.3 million for the year ended December 31, 2018, combined with a decrease in Income from discontinued operations, net of tax. The decrease in the fair value of MSRs was primarily driven by interest rate fluctuations and the unfavorable change in Income from discontinued operations, net of tax was due to our disposition of certain business lines during the year ended December 31, 2018. In addition, Compensation and benefits costs increased by $46.6 million, or 42.5%, for the year ended December 31, 2019 compared to the year ended December 31, 2018 due to increases in headcount as a result of the growth in originations. These were partially offset by higher Gain on loans, net of $115.4 million or 137.3%, due to increased volume and an increase in Loan servicing fees of $25.2 million, or 21.2%, due to the growth of our servicing portfolio for the year ended December 31, 2019 compared to the year ended December 31, 2018.

Revenue
For the year ended December 31, 2019 compared to the year ended December 31, 2018.
Gains on loans, net
The components of Gain on loans, net for the periods presented were as follows:
	Year Ended December 31,
($ in thousands)	2019	2018
Gain on sales, net(a)	$209,261	$80,536
Change in fair value of loans held for sale, IRLCs, and related hedges	54,723	(17,818)
Realized and unrealized gain (loss) from derivative financial instruments	(60,290)	22,717
Provision for losses relating to representations and warranties	(4,193)	(1,367)
Gain on loans, net	$199,501	$84,068
(a)	The Gain on sales, net includes income related to originations of mortgage servicing rights.
The table below provides details of the characteristics of our mortgage loan production for each of the periods presented:
	Year Ended December 31,
(in thousands)	2019	2018
Total origination volume(a)	22,267,593	10,579,087
Originated MSR UPB	20,484,918	11,690,884
Gain on sale margin(a)(b)	89.6	79.5
Retained serving (UPB)(c)	96.8%	97.4%
(a)
Total origination volume excludes Origination volume from the Distributed Retail channel, which was included in discontinued operations in our results of operations for the year ended December 31, 2018.

(b)
Gain on sale margin represents the margin on loans sold, including the realized and unrealized gains and losses on sales of mortgage loans, as well as the changes in fair value of all loan-related derivatives, including interest rate lock commitments, freestanding loan-related derivatives, and representation and warranty reserve, and is calculated as the ratio of Gain on loans, net to the Sales volume UPB

(c)	Represents the percentage of our loan sales UPBs for which we retained the underlying servicing UPB during the period
Gain on loans, net increased by $115.4 million or 137.3%, for the year ended December 31, 2019 compared to the year ended December 31, 2018. The increase was due to an increase of $128.7 million on Gain on sales, net and an increase in the Change in fair value of loans held for sale, IRLCs, and related hedges of $72.5 million, partially decreased by a decrease of $83.0 million of Realized and unrealized gain (loss) from derivative financial instruments and an increase of $2.8 million of Provision for losses relating to representations and warranties for the year ended December 31, 2019 as compared to the year ended December 31, 2018.
Gain on sales, net increased by $128.7 million or 159.8%, for the year ended December 31, 2019 compared to the year ended December 31, 2018. The increase was consistent with our increase in Origination volume. Origination volume, excluding volume from the Distributed retail channel, increased by $11.7 billion, or 110.5% for the year ended December 31, 2019 compared to the year ended December 31, 2018, which was led by an increase in the wholesale market channel. The increase of our Origination volume was supported by declining interest rates during the year ended December 31, 2019. This decline in interest rates supported our increase in Refinance as a percentage of our Total origination volume. The increase was further driven by increased fair values of MSRs upon sale. MSR fair value upon sale, which represents the fair value of originated MSRs, increased by $102.9 million, or 60.3%, for the year ended December 31, 2019, compared to the year ended December 31, 2018. The unpaid principal balance of our MSRs increased by $11.2 billion, or 27.0% for the year ended December 31, 2019. The Retained servicing (UPB) ratio remained at approximately 97.0% in both years ended December 31, 2019 and 2018. As the Retained servicing (UPB) ratio did not significantly change for the year ended December 31, 2019, the increase in fair value of the originated MSRs was driven by an increase in Origination volume. In addition, Gain on sale margin increased by 12.7% for the year ended December 31, 2019 as compared to the year ended December 31, 2018. The increase in Gain on sale margin was primarily driven by the low interest rates market which resulted in increased demand, which led to increased margins for the year ended December 31, 2019 as compared to the year ended December 31, 2018.
Gain on loans, net also includes unrealized gains and losses from the fair value changes in mortgage loans held for sale and IRLCs as well as realized and unrealized gains and losses from derivative instruments used to hedge the loans held for sale and IRLCs. The Net loss from these fair value changes decreased by $10.5 million, or 213.6%, for the year ended December 31, 2019 compared to the year ended December 31, 2018. Gains of $72.5 million were recognized in the year ended 2019 due to changes in fair value of loans held for sale and IRLCs resulting from favorable market conditions. These gains were partially offset by realized and unrealized losses from derivative financial instruments due to unexpected changes in interest rates.
Provision for losses relating to representations and warranties increased by $2.8 million or 206.7% for the year ended December 31, 2019 compared to the year ended December 31, 2018. The increase is consistent with our increase in Origination volume, which resulted in an increase of the reserve.
Loan fee income
Loan fee income increased by $12.5 million, or 63.8%, for the year ended December 31, 2019 compared to the year ended December 31, 2018. This increase was primarily driven by an increase in Origination volume of $11.7 billion, or 110.5%, for the respective periods. The increase was partially offset by a shift in the mix of our business from the Direct channel and Distributed retail to Wholesale and the Correspondent channel, which generate lower Loan fee income due to the nature of those channels.
Loan servicing fees
	Year Ended December 31,
($ in thousands)	2019	2018
Retained servicing fees, net of guarantees	$141,195	$118,096
Late fees and other	3,033	953
Loan servicing fees	$144,228	$119,049
The table below provides details of the characteristics of our mortgage loan servicing portfolio for each of the periods presented:
	Year Ended December 31,
($ in thousands)	2019	2018
MSR Servicing Portfolio (UPB)	$52,600,546	$41,423,825
MSR Servicing Portfolio (Loan Count)	236,362	189,513
MSRs Fair Value Multiple (x)	3.4x	4.3x
Delinquency Rates (%)	3.5	3.8
Weighted average credit score	722	721
Weighted average servicing fee, net (bps)	0.3	0.3
Loan servicing fees increased by $25.2 million, or 21.2%, for the year ended December 31, 2019 compared to the year ended December 31, 2018. This increase was primarily driven by an increase in servicing fees net of guarantees of $23.1 million due to an increase in the MSR portfolio of $11.2 billion, or 27.0% as of December 31, 2019 compared to December 31, 2018, which was primarily driven by an overall decrease in interest rates over the period. Late fees and income increased by $2.1 million, for the year ended December 31, 2019 as compared to the year ended December 31, 2018 primarily driven by gains on the sale of $3.0 million of Ginnie Mae loan modifications.

Change in fair value of MSRs
	Year Ended December 31,
($ in thousands)	2019	2018
Realization of cash flows	$(98,650)	(57,659)
Valuation inputs and assumptions	(133,997)	(9,903)
Hedge	59,513	20,250
Change in fair value of MSRs	(173,134)	(47,312)
Change in fair value of MSRs presented losses for both years ended December 31, 2019 and 2018. Fair value losses increased by $125.8 million or 265.9%, as compared to the year ended December 31, 2018. This was primarily driven by lower interest rates and increased Realization of cash flows, which resulted in an increase in prepayment speed. The increase was partially offset by increased gains from our hedging results. The increase in loss was further driven by an increase in the Realization of cash flows of $41.0 million or 71.1% for the year ended December 31, 2019 as compared to the year ended 2018.
Interest (loss), net
The components for Interest (loss), net for the periods presented were as follows:
	Year Ended December 31,
($ in thousands)	2019	2018
Interest income	51,801	35,179
Interest expense	(57,942)	(47,486)
Interest (loss), net	(6,141)	(12,307)
Interest (loss), net decreased by $6.2 million, or 50.1%, for the year ended December 31, 2019 compared to the year ended December 31, 2018. The decrease was driven by an increase in interest earned on servicing deposits of $14.4 million due to an increase of $581.8 million or 122.6% in customer escrow and custodial fund balances for the year ended December 31, 2019 as compared to the year ended December 31, 2018 as well as the fact that the Company migrated their servicing deposits to institutions offering higher interest rates. The decrease was further driven by an increase of $1.4 million in interest income earned on loans held for sale, net of interest expense incurred by our warehouse facilities. Our warehouse facilities increased by $1.1 billion or 265.7% for the year ended December 31, 2019 compared to the year ended December 2018 as shown in “Note 13, Warehouse Lines of Credit” of our consolidated financial statements included elsewhere in this prospectus. The decrease was partially offset by $6.5 million reduction in interest income from the sale of Natty Mac in 2018.
Other income
Other income increased by $2.0 million, or 173.3%, for the year ended December 31, 2019 compared to the year ended December 31, 2018. This increase was primarily driven by contingent consideration received in 2019, partially offset by the non-recurring proceeds from the sale of Natty Mac in 2018. Refer to Note 3 - Business Combinations for further detail.
Expenses
Total expenses increased by $34.8 million, or 16.9%, for the year ended December 31, 2019 compared to the year ended December 31, 2018. This was primarily driven by increases in Compensation and benefits expense.
Compensation and benefits expense increased by $46.6 million, or 42.5%, for the year ended December 31, 2019 compared to the year ended December 31, 2018. The increase was primarily driven by an increase of $30.2 million in commissions and bonuses resulting from an increase in Origination volume, as well as an increase of $16.4 million in salary and benefits largely driven by an 11.1% increase in employee headcount to support our growth in Origination volume. As a percentage of volume, Compensation and benefits expense was 0.7% and 1.0% of Origination volume for the year ended December 31, 2019 and for the year ended December 31, 2018, excluding loan originations from the Distributed retail channel as it was disposed during the year ended December 31, 2018.
Loan expense decreased by $1.3 million, or 7.4%, for the year ended December 31, 2019 compared to the year ended December 31, 2018. The decrease was primarily driven by the recognition of certain passthrough fees of

$3.8 million as a reduction to Loan fee income due to the adoption of ASC 606 for the year ended December 31, 2019. The decrease was further due to a decrease of $2.7 million in appraisal fees due to a decrease in the Direct channel which historically had higher appraisal fees, due to the nature of the business. These reductions in expense were partially offset by increases in costs of $5.2 million due to an increase in Origination volume.
Loan servicing expense increased by $2.4 million, or 13.2%, for the year ended December 31, 2019 compared to the year ended December 31, 2018. The increase was primarily driven by a $5.4 million increase in write-offs of advances due to an increase in loan Origination volume and management’s estimate pertaining to the collectability of certain advances. As a percentage of Total net revenue, the write-offs of advances represent 3.9% and 1.5%, respectively, for the year ended December 31, 2019 and the year ended December 31, 2018. The increase was partially offset by a decrease of $3.3 million in servicing fees paid to subservicers as a result of transferring a portion of our servicing portfolio from subservicers to in-house servicing.
Occupancy and equipment expense decreased by $3.8 million, or 18.3%, for the year ended December 31, 2019 compared to the year ended December 31, 2018. The decrease was primarily driven by a reduction in occupancy expenses of $2.7 million due to the abandonment and termination of certain office leases and a decrease in sublease income of $1.1 million for the year ended December 31, 2019 as compared to the year ended December 31, 2018.
General and administrative expense decreased $7.8 million, or 26.6%, for the year ended December 31, 2019 compared to the year ended December 31, 2018. The decrease was primarily driven by a reduction in marketing and advertising of $4.1 million due to a shift in the mix of our business away from the direct channel where marketing and advertising efforts have historically focused and a reduction in new legal reserves by $4.1 million for the year ended December 31, 2019 as compared to the year ended December 31, 2018.
Depreciation and amortization expense decreased by $1.7 million, or 22.3%, for the year ended December 31, 2019 compared to the year ended December 31, 2018. The decrease was primarily driven by a reduction in impairment expense due to impairments of $0.3 million recorded in 2018 and the resulting lower carrying value in 2019 of certain intangible assets.
Income tax benefit on continuing operations decreased by $1.0 million for the year ended December 31, 2019 compared to the year ended December 31, 2018. Our overall effective tax rate of 22.9% and 24.9% for the years ended December 31, 2019 and 2018, respectively, differed from the U.S. statutory rate of 21.0% primarily due the impact of state incomes taxes, adjustments to the partial valuation allowance on state net operating losses, offset by the tax impact of equity method investee earnings, certain non-deductible expenses, and the impact of state rate changes on the beginning deferred tax balances.
Summary Results by Segment for the Years Ended December 31, 2019 and 2018
We have two segments:
•
Our Origination segment consists of a combination of retail and third-party loan production operations. The increase in revenues for the Origination segment was primarily driven by an increase in loan Origination volume.

•
Our Servicing segment consists of servicing loans the Company had initially originated and subsequently sold, for which the Company retained servicing rights as well as MSRs the Company occasionally purchases from others. The decrease in revenues for the Servicing segment was primarily driven by a decrease in interest rates.

Origination
The table below presents details of Revenue and Contribution margin for the Origination segment:
	Year Ended December 31,
($ in thousands)	2019	2018
Gain on loans, net	$200,646	$84,127
Loan fee income	32,072	18,462
Loan servings fees	(846)	—
Interest income	2,697	6,028
Other income	—	44
Total Origination segment revenue	234,569	108,661
Directly attributable expense	145,113	108,410
Contribution margin	$89,456	$251
Servicing
The table below presents details of Revenue and Contribution margin for the Servicing segment:
	Year Ended December 31,
($ in thousands)	2019	2018
Gain on loans, net(a)	$(1,145)	$(59)
Loan servicing fees	145,074	119,049
Change in fair value of mortgage servicing rights	(173,134)	(47,312)
Interest income	18,883	2,228
Other income	13	(98)
Total Servicing segment revenue	(10,309)	73,808
Change in mortgage servicing rights due to valuation, net of hedge	(74,481)	10,348
Directly attributable expense	39,579	37,280
Contribution margin	$24,593	$26,180
(a)
Gain on loans, net includes a loss on a prior sale of servicing that we reserved for the year ended December 31, 2019. For the year ended December 31, 2018, the loss is from a loss on GNMA note modifications completed by Servicing.

Liquidity and Capital Resources
Sources and Uses of Cash
Historically, our primary sources of liquidity have included:
•	Borrowings, including under our warehouse funding facilities and other secured and unsecured financing facilities
•	Cash flow from our operations, including:
•	Sale of mortgage loans held for sale
•	Loan origination fees
•	Servicing fee income
•	Interest income on loans held for sale, and
•	Cash and marketable securities on hand
Historically, our primary uses of funds have included:
•	Origination of loans
•	Payment of interest expense

•	Repayment of debt
•	Payment of operating expenses, and
•	Changes in margin requirements for derivative contracts
We are also subject to contingencies which may have a significant impact on the use of our cash.
Summary of Certain Indebtedness
To originate and aggregate loans for sale into the secondary market, we use our own working capital and borrow or obtain on a short-term basis primarily through committed and uncommitted loan funding facilities that we have established with different large global and regional banks. Our loan funding facilities are primarily in the form of master repurchase agreements and participation agreements. New loan originations that are financed under these facilities are generally financed at approximately 98% to 100% of the principal balance of the loan (although certain types of loans are financed at lower percentages of the principal balance of the loan). We fund the balance from cash generated from our operations.
Once closed, the underlying residential mortgage loan that is held for sale is pledged as collateral for the borrowing or advance that was made under the applicable facility. In most cases, loans will remain on one of the warehouse lines of credit facilities for only a short time, generally less than one month, until the loans are pooled and sold. During the time the loans are held for sale, we earn Interest income from the borrower on the underlying mortgage loan. This income is partially offset by the interest and fees we have to pay under the loan funding facilities.
When we sell a pool of loans in the secondary market, the proceeds received from the sale of the loans are used to pay back the amounts we owe on the loan funding facilities. We rely on the cash generated from the sale of loans to fund future loans and repay borrowings under our loan funding facilities. Delays or failures to sell loans in the secondary market could have an adverse effect on our liquidity position.
As discussed in “Note 13, Warehouse Lines of Credit” of our audited consolidated financial statements, as of December 31, 2019, we held mortgage warehouse lines of credit arrangements with seven separate financial institutions with a total maximum borrowing capacity of $1.8 billion.
The amount owed and outstanding on our loan funding facilities fluctuates significantly based on our origination volume, the amount of time it takes us to sell the loans we originate, and the amount of loans being self-funded with cash.
Our debt financing agreements also contain margin call provisions that, upon notice from the applicable lender at its option, require us to transfer cash or, in some instances, additional assets in an amount sufficient to eliminate any margin deficit. A margin deficit generally will result from any decline in the market value (as determined by the applicable lender) of the assets subject to the related financing agreement relative to the available financing and offsetting hedges. Upon notice from the applicable lender, we generally will be required to satisfy the margin call on the day of such notice.
The warehouse facilities and other lines of credit require maintenance of certain operating and financial covenants and the availability of funds under these facilities is subject to, among other conditions, our continued compliance with these covenants. These financial covenants include, but are not limited to, maintaining a certain minimum tangible net worth, minimum liquidity, minimum profitability levels, and a maximum Direct Endorsement Compare Rate, as determined by the Federal Housing Administration. A breach of these covenants can result in an event of default under these facilities following which the lenders would be able to pursue certain remedies against us. In addition, each of these facilities includes cross-default or cross- acceleration provisions that could result in all facilities terminating if an event of default or acceleration of maturity occurs under any facility.
We were in compliance with all covenants under our warehouse facilities and other lines of credit as of December 31, 2019.

Cash flows
	Year Ended December 31,
($ in thousands)	2019	2018
Operating	$(1,206,693)	$262,832
Investing	(10,608)	149,281
Financing	1,216,788	(412,457)
Net increase (decrease) in Cash and cash equivalents and restricted cash	(513)	(344)
Cash and cash equivalents and restricted cash	81,731	82,244
Our Cash and cash equivalents and restricted cash totaled $81.7 million for the year ended December 31, 2019, a decrease of $0.5 million, as compared to $82.2 million for the year ended December 31, 2018. Our Cash flows from operating activities are primarily influenced by changes in the levels of our inventory of loans held for sale, and our Cash flows from financing activities are primarily influenced by changes in Warehouse borrowings as shown below:
($ in thousands)	Year Ended December 31,
Cash flows from:	2019	2018
Mortgage loans held for sale (at fair value)	$(1,113,232)	$380,500
Other operating sources	(93,461)	(117,668)
Net cash (used in) provided by operating activities	(1,206,693)	262,832
($ in thousands)	Year Ended December 31,
Cash flows from:	2019	2018
Warehouse borrowings	1,073,946	(521,784)
Other financing sources	142,842	109,327
Net cash (used in) provided by financing activities	1,216,788	(412,457)
Cash used in operating activities increased for the year ended December 31, 2019, compared to that for the year ended December 31, 2018. The increase in cash used in Mortgage loans held for sale (at fair value) was primarily due to an increase in originations of mortgage loans held for sale, which was partially offset by a decrease in other operating sources primarily due to an increase in the change in fair value of MSRs.
Cash used in investing activities increased for the year ended December 31, 2019, compared to that for the year ended December 31, 2018. The increase in cash used in investing activities was primarily due to the decrease in warehouse facility lending receivables as a result of the sale of Natty Mac in the year ended December 31, 2018 and purchases of MSRs during the year ended December 31, 2018.
Cash provided by financing activities for the year ended December 31, 2019 increased compared to that for the year ended December 31, 2018. The increase was primarily driven by increases in Warehouse borrowings. Cash provided by other financing sources for the year ended December 31, 2019 increased from the year ended December 31, 2018. This increase in Cash flows provided by other financing sources was primarily driven by an increase in our term debt during the year ended December 31, 2019.
Shareholder’s equity
Total shareholder’s equity was $410.3 million for the year ended December 31, 2019, a decrease of $28.5 million or 6.5%, as compared to $438.8 million for the year ended December 31, 2018. The decrease was primarily driven by a Net loss of $29.2 million and Stock-based compensation expenses of $0.8 million.
Contractual Obligations and Other Commitments
The following table sets forth certain of our contractual obligations as of December 31, 2019. Refer to “Note 15, Commitments and Contingencies” and “Note 14, Term Debt and Other Borrowings, net” of the notes to the consolidated financial statements included elsewhere in this prospectus for further discussion of contractual obligations, commercial commitments, and other contingencies, including legal contingencies.

($ in thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Term debt(a)	366,708	—	366,708	—	—
Interest on long term debt	52,673	20,348	32,325	—	—
Advance facilities(b)	48,250	48,250	—	—	—
Warehouse facilities(b)	1,478,183	1,478,183	—	—	—
Operating line of credit(b)	10,000	10,000	—	—	—
Mortgage-backed securities forward trades	3,350,161	3,350,161
Interest rate lock commitments	3,171,868	3,171,868
Operating Leases(c)	23,320	7,512	13,320	2,488	—
Total	8,501,163	8,086,322	412,353	2,488	—
(a)
The rate used to estimate interest was the rate as of December 31, 2019. The rate is based on the LIBOR rate and there has been a significant decline in the rate in 2020 which is not reflected above. Term debt is net of debt issuance costs.

(b)	Interest expense on advance, warehouse facilities and operating lines of credit is not presented in this table due to the short-term nature of these facilities.
(c)
Payments due for our leases of office space and equipment expiring at various dates through 2025. The payments represent future minimum rental payments under the leases having an initial or remaining non-cancelable term in excess of one year.

Repurchase and Indemnification Obligations
In the ordinary course of business, we are exposed to liability with respect to certain representations and warranties that we make to the investors who purchase the loans that we originate. Under certain circumstances, we may be required to repurchase mortgage loans, or indemnify the purchaser of such loans for losses incurred, if there has been a breach of these representations and warranties, or in the case of early payment defaults. In addition, in the event of an early payment default, we are contractually obligated to refund certain premiums paid to us by the investors who purchased the related loan.
Off Balance Sheet Arrangements
For further discussion, refer to “Note 13—Warehouse Lines of Credit,” “Note 14, Term Debt and Other Borrowings, net”, and “Note 15, Commitments and Contingencies” of the notes to the consolidated financial statements included elsewhere in this prospectus.
Critical Accounting Policies and Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We have identified certain accounting policies as being critical because they require us to make difficult, subjective or complex judgments about matters that are uncertain. We believe that the judgment, estimates and assumptions used in the preparation of our consolidated financial statements are appropriate given the factual circumstances at the time. However, actual results could differ, and the use of other assumptions or estimates could result in material differences in our results of operations or financial condition. Our critical accounting policies and estimates are discussed below and relate to fair value measurements, particularly those determined to be Level 2 and Level 3 as discussed in Note 18, Fair Value Measurements of the notes to our consolidated financial statements included elsewhere in this prospectus.
Mortgage loans held for sale. We have elected to record Mortgage loans held for sale at fair value. The majority of our Mortgage loans held for sale at fair value are saleable into the secondary mortgage markets and their fair values are estimated using observable quoted market or contracted prices or market price equivalents, which would be used by other market participants. These saleable loans are considered Level 2. A smaller portion of our Mortgage loans held for sale consist of loans repurchased from the GSEs that have subsequently been deemed to be non-saleable to GSEs when certain representations and warranties are breached. These repurchased loans are considered Level 3 at collateral value less estimated costs to sell the properties.
Changes in economic or other relevant conditions could cause our assumptions with respect to market prices of securities backed by similar mortgage loans to be different than our estimates. Increases in the market yields of similar mortgage loans result in a lower Mortgage loans held for sale at fair value.

Derivative financial instruments. We enter into IRLCs, forward commitments to sell mortgage-backed securities, and MSR-related derivatives which are considered derivative financial instruments. Our derivative financial instruments are accounted for as free-standing derivatives and are included in the consolidated balance sheets at fair value.
The Company estimates the fair value of IRLCs based on the value of the underlying mortgage loan, quoted MBS prices and estimates of the fair value of the MSRs and the probability that the mortgage loan will fund within the terms of the interest rate lock commitment. The Company estimates the fair value of forward sales commitments based on quoted MBS prices. The average pull-through rate for IRLCs was 82% and 75% for the years ended December 31, 2019 and 2018, respectively. Given the significant and unobservable nature of the pull-through factor, IRLCs are classified as Level 3.
MSRs. We have elected to record MSRs at fair value. MSRs are recognized as a component of Gain on loans, net when loans are sold, and the associated servicing rights are retained. Subsequent changes in fair value of MSRs due to the collection and realization of cash flows and changes in model inputs and assumptions are recognized in current period earnings and included as a separate line item in the consolidated statements of operations.
We use a discounted cash flow approach to estimate the fair value of MSRs. This approach consists of projecting servicing cash flows discounted at a rate that management believes market participants would use in their determinations of value.
Changes in economic and other relevant conditions could cause our assumptions, such as with respect to the prepayment speeds, to be different than our estimates. The key assumptions used to estimate the fair value of MSRs are prepayment speeds and the discount rate. Increases in prepayment speeds generally have an adverse effect on the value of MSRs as the underlying loans prepay faster, which causes accelerated MSR amortization. Increases in the discount rate result in a lower MSR value and decreases in the discount rate result in a higher MSR value. Refer to “Note 7, Mortgage Servicing Rights” of the notes in the consolidated financial statements included elsewhere in this prospectus for additional information.
New Accounting Pronouncements Not Yet Effective
Refer to “Note 2 Basis of Presentation and Significant Accounting Policies” to our consolidated financial statements for a discussion of recent accounting developments and the expected effect on the Company.
Qualitative and Quantitative Disclosure about Market Risk
In the normal course of business, as a mortgage lender, we are subject to a variety of risks which can affect our operations and profitability. We broadly define these areas of risk as interest rate risk, credit risk and risk related to the COVID-19 pandemic.
Interest Rate and Fair Value Risk
Interest rate risk is highly sensitive to many factors, including governmental monetary and tax policies, domestic and international economic and political considerations, and other factors beyond our control. A change in interest rates may impact our IRLCs, MSRs valuations, and origination volume and associated revenue. Our operating results will depend, in part, on differences between the income from our investments and our financing costs. Presently our debt financing is based on a floating interest rate calculated on a fixed spread over the relevant index, as determined by the particular financing arrangement. Therefore, we engage in interest rate risk management activities in an effort to reduce the variability of income caused by changes in interest rates. To manage this price risk resulting from interest rate risk, we use business hedges and derivative financial instruments acquired with the intention of mitigating the risk associated with changes in interest rates that would be unfavorable to our IRLCs and MSRs. We do not use derivative financial instruments for purposes other than in support of our risk management activities.
Outstanding IRLCs are subject to interest rate risk and related price risk during the period from the date of the commitment through the loan funding date or expiration date as the interest rate on the loan is set prior to funding. This risk is present in periods where changes in short-term interest rates result in mortgage loans being originated with terms that provide a smaller interest rate spread above the financing terms of our warehouse facilities, which can negatively impact our net interest income. The loan commitments generally range between 30 and 90 days; however, the borrower is not obligated to obtain the loan. Forward MBS sale commitments or whole loans and options on forward contracts are used to manage the interest rate and price risk.

The fair value of MSRs is driven primarily by interest rates, which impact the likelihood of loan prepayments and refinancing. In periods of rising interest rates, the fair value of the MSRs generally increases as prepayments decrease, and therefore the estimated life of the MSRs and related expected cash flows increase. In a declining interest rate environment, the fair value of MSRs generally decreases as prepayments increase and therefore the estimated life of the MSRs and related cash flows decrease. We manage the impact that the volatility associated with changes in fair value of its MSRs has on its earnings with a variety of derivative instruments. The amount and composition of derivatives used to economically hedge the value of MSRs will depend on our exposure to loss of value on the MSRs, the expected cost of the derivatives, expected liquidity needs, and the expected increase to earnings generated by the origination of new loans resulting from the decline in interest rates. The increase in originations serves as a business hedge of the MSRs, providing a benefit when increased borrower refinancing activity results in higher production volumes, which would partially offset declines in the value of the MSRs thereby reducing the need to use derivatives. The benefit of this business hedge depends on the decline in interest rates required to create an incentive for borrowers to refinance their mortgage loans and lower their interest rates; however, this benefit may not be realized under certain circumstances regardless of the change in interest rates. Refer to “Note 7 - Mortgage Servicing Rights.”
Credit risk
We are subject to credit risk, which is the risk of default that results from a borrower's inability or unwillingness to make contractually required mortgage payments. We attempt to mitigate this risk through stringent underwriting standards, monitoring pledged collateral and other in-house monitoring procedures. As of December 31, 2019, the average credit score for loans in our MSR portfolio was 722. We are also subject to credit risk with regard to the counterparties involved in the derivative transactions and revenues from servicing regarding loans sold on the secondary market.
For loans that were repurchased or not sold in the secondary market, we are subject to credit risk to the extent a borrower defaults and the proceeds upon ultimate foreclosure and liquidation of the property are insufficient to cover the amount of the mortgage plus expenses incurred. We believe that this risk is mitigated through the implementation of stringent underwriting standards, strong fraud detection tools, and technology designed to comply with applicable laws and our standards.
Our credit exposure for amounts due from investors and derivative related receivables is mitigated since our policy is to sell mortgages only to highly reputable and financially sound financial institutions. Presently, almost all of the newly originated conventional conforming loans that we acquire from mortgage lenders through our correspondent production activities or our consumer direct activities qualify under existing standards for inclusion in mortgage securities backed by the GSEs and Ginnie Mae or for purchase by a GSE directly through its cash window. This results in the assumption of credit risk by the GSEs and Ginnie Mae on loans included in such mortgage securities in exchange for our payment of guarantee fees, our retention of such credit risk through structured transactions that lower our guarantee fees, and the ability to avoid certain loan inventory finance costs through streamlined loan funding and sale procedures to the agencies and other third-party purchasers.
Risk related to the COVID-19 pandemic
The COVID-19 pandemic has had, and continues to have, a significant impact on the national economy and the communities in which we operate. While the pandemic’s effect on the macroeconomic environment has yet to be fully determined, and while the pandemic has not materially affected our results of operations, financial position or liquidity, if it continues for months or years, the pandemic and governmental programs created as a response to the pandemic, could affect the core aspects of our business, including the origination of mortgages, our servicing operations, our liquidity and our employees. Such effects, if they continue for a prolonged period, may have a material adverse effect on our business and results of operations. For additional discussion on these risks please refer to “Risk Factors – Risks Related to Our Business – General Business Risks.” The current outbreak of the novel coronavirus, or COVID-19, has caused, and will continue to cause, disruption to our business, liquidity, financial condition and results of operations. Further, the spread of the COVID-19 outbreak has caused severe disruptions in the U.S. and global economy and financial markets and could potentially create widespread business continuity issues of an as yet unknown magnitude and duration.

BUSINESS
Company Overview
We are a leading residential mortgage originator and servicer driven by a mission to create financially healthy, happy homeowners. We do this by delivering scale, efficiency and savings to our partners and customers. Our business model is focused on leveraging a nationwide network of partner relationships to drive sustainable origination growth. We support our origination operations through a robust operational infrastructure and a highly responsive customer experience. We then manage the customer experience through our in-house servicing operations and our proprietary customer servicing portal, which we refer to as our Home Ownership Platform. We believe that the complementary relationship between our origination and servicing businesses allows us to provide a best-in-class experience to our customers throughout their homeownership lifecycle.
Our primary focus is our Wholesale channel. According to Inside Mortgage Finance, we are the third largest wholesale lender by origination volume in 2020 through June 30. Through our Wholesale channel, we propel the success of our nearly 5,000 independent mortgage brokerages, which we refer to as our Broker Partners, through a combination of full service, localized sales coverage and an efficient loan fulfillment process supported by our fully-integrated technology platform.
While we initiate our customer relationships at the time the mortgage is originated, we maintain ongoing connectivity with our over 300,000 customers through our servicing platform, with the ultimate objective of securing them as a Customer for Life. Our retention strategy and partnership model has differentiated us from our competitors and is a key driver of our continued growth in the wholesale channel.
Our growth is bolstered by a rising tide from the overall wholesale channel, which has garnered an increased share of the overall U.S. residential mortgage market every year since 2016. We benefit from these trends, as well as from our distinct wholesale strategy, which together enable highly scalable production volumes, a strong mix of purchase transactions and favorable unit economics, driven by lower fixed costs.
Our Wholesale strategy further propels our growth, with total loan originations of $     billion through our Broker Partner network in the twelve months ended September 30, 2020. This represents an annualized growth rate of     % since 2018.
Our at-scale, in-house servicing approach is a key differentiator to our Wholesale strategy. We also operate in the Correspondent channel, to source customers efficiently, and in the Direct channel, to provide lending to customers which we service.
By executing on this strategy, we have developed from a de-novo platform into an industry leader with a market-leading growth profile. We are currently the third largest and fastest growing wholesale lender as of June 30, 2020. Overall, Home Point is the 10th largest non-bank originator in the United States, having originated $46.3 billion in the twelve months ended September 30, 2020, according to Inside Mortgage Finance.
Total Funded Volume & Market Share

(1)
Total origination volume excludes origination volume from the Distributed Retail channel, which was included in discontinued operations in our results of operations for the year ended December 31, 2018.

(2)	Origination volume figures used to calculate market share include $1.0 billion of Distributed Retail originations in our results of operations for the year ended December 31, 2018.
We believe that the most efficient loan origination process results from scaled originators, such as Home Point, providing support to Broker Partners through a trusted and predictable origination infrastructure. Our scale allows us to provide our Broker Partners an efficient and personalized financing experience for their customers. With the combination of localized, in-market coverage and a customer service centric approach to managing the customer relationship in our servicing platform, we have developed into an industry leading mortgage originator.
We have grown our Broker Partner network from 1,623 as of December 31, 2018 to nearly 5,000 as of September 30, 2020, which represents an annualized growth rate of 88%. As of June 30, 2020, we held a 5.5% market share in the wholesale channel according to Inside Mortgage Finance, which represents a more than 2.3x increase from our market share of 1.6% in 2017. We expect to continue to grow our presence in the wholesale channel by expanding our Broker Partner network, as well as increasing the wallet share we have with our partners.
Home Point Wholesale Market Share as % of Total Wholesale Market

Broker Partners represent wholesale and non-delegated correspondent accounts that Home Point is authorized to conduct business with at a given point in time (whether or not we have recently originated mortgages through such broker).
The rate of growth in our Wholesale channel also demonstrates its scalability. We believe that our extensive network of in-market Broker Partners, a durable yet flexible operating infrastructure and a highly leverageable cost structure allow us to quickly flex origination capacity, while maximizing profitability, through different origination environments.
Our Correspondent channel provides significant scale to our originations and acts as a low-cost source of acquiring customer relationships. Correspondent originations are accessed through a network of nearly 600 Correspondent Partners. These small- and medium-scale originators can underwrite, process and fund loans, but typically do not desire to retain the servicing due to the capital requirements and scale that is needed to profitably service loans. Our scale in servicing and expertise in managing mortgage servicing rights, or MSRs, allows us to cost-effectively aggregate servicing from our Correspondent Partners. As a result, this channel provides an opportunity for flexible, low-cost customer acquisition that can be scaled quickly as our internal capacity and/or market conditions allow.

Correspondent Channel Originations and Number of Partners

We view our servicing platform as a key component to our strategy of providing a highly responsive customer experience. Retaining the servicing on our originations and managing a servicing platform in-house gives us the opportunity to establish a deeper relationship with our customers. This relationship is enhanced through our proprietary customer servicing portal, the Home Ownership Platform, which is our primary point of contact with our customers and is designed to house all interactions post-closing. These interactions can include servicing monthly loan payments, applying for a refinance or shopping for third-party homeowners’ insurance. This curated experience improves customer satisfaction and supports lasting customer relationships. The Home Ownership Platform also provides us with data and information on our customers, which allows us to better understand our customers’ future financing needs and extend the life of the relationship.
Number of Home Ownership Platform Unique Users in 2020

We have focused on using technology, data and analytics to enhance the home buying and homeownership experience for both our partners and our customers. We have built a flexible technology infrastructure that is highly componentized, which we believe allows us to leverage nimble internal development teams and market leading third-party systems to provide a best-in-class experience for our partners and customers.
These efforts have resulted in rapid growth in our originations and profitability. As we continue to grow, we believe the scalability of our partner-driven business model will produce significant operating leverage and increased profitability. We have grown our total net revenue from $164.3 million to $   million and our total net income (loss) from $(24.2) million to $   million, in each case, from 2018 to the twelve months ended September 30,

2020. We have also grown our non-GAAP core operating metrics for the same periods, with our Adjusted revenue growing from $154.1 million to $    million and our Adjusted net income (loss) growing from $(32.0) million to $    million. For a reconciliation of these non-GAAP financial measures to their closest GAAP financial measures, please see note (1) in “Prospectus Summary—Summary Historical Consolidated Financial and Other Data.” Also see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures” for more information.
Our Business
Our business model is focused on growing originations by leveraging a network of partner relationships that we support through reliable loan origination infrastructure and a highly responsive customer experience. Our operations are organized into two separate reportable segments: Origination and Servicing.
Origination
We originate mortgages in three distinct channels – our Wholesale channel, our Correspondent channel and our Direct channel. We choose to operate in these channels because we believe that together they:
•	provide us efficient access to both purchase and refinance transactions throughout market cycles;
•	benefit from the premise that in-market advisors will continue to be a cornerstone of the mortgage origination process;
•	are highly scalable and flexible; and
•	provide an optimized experience for our customers.
Funded Volume by Channel & Number of Third-Party Partners

(1)
Total origination volume excludes origination volume from the Distributed Retail channel, which was included in discontinued operations in our results of operations for the year ended December 31, 2018.

(2)	Third Party Partners includes both Broker Partners and Correspondent Partners.
In each of these channels, our primary source of revenue consists of (i) gains on loans, which is the difference between the cost of originating or purchasing the mortgage loans and the price at which we sell such loans to investors, primarily the GSEs, and (ii) gains on fair value of MSRs.
Our originations are comprised of both purchase and refinance originations. While refinancing origination levels in the market vary based on a number of market dynamics, including interest rate levels, inflation, unemployment and the strength of the overall economy, we are focused on maintaining steady growth in our purchase origination volumes, which gives us a considerable advantage over our competitors as purchase originations tend to be more stable and reduce earnings volatility. In 2019, our purchase origination mix was 51%. In 2020, the low interest rate environment has driven outsized growth in refinancing volumes, resulting in a purchase mix of 32% through

September 30, 2020. However, we maintained strong growth in our purchase origination levels, which grew 59% year over year. Our purchase originations have grown from $7.0 billion in 2018 to $15.7 for the twelve months ended September 30, 2020, which represents a 58% annualized growth rate. We expect the historical growth trends in our purchase originations to continue in the coming years.
Our Capital Markets team consists of 27 employees, whose primary job is to facilitate the pooling and selling of loans into the secondary market and execute our hedging and risk management strategies. Our Capital Markets team employs numerous strategies designed to minimize execution risk during the securitization process. We use an analytical approach to drive our Capital Markets function and optimize execution. These strategies also protect against any interest rate movements that take place in the time period between our commitment to pricing a loan and the execution date of reselling or securitizing the loan.
Wholesale Channel
Through a nationwide network of nearly 5,000 mortgage brokerages, we originated $28 billion of loans and 89,448 number of loans in the twelve months ended September 30, 2020. Our wholesale originations were comprised of 36% purchase loans and 64% refinance for the twelve months ended September 30, 2020. The breakdown of products in the channel was 23% government and 77% conventional for the twelve months ended September 30, 2020.
We are strategically focused on this channel given that the underlying cost structure is more efficient than that of Distributed retail, where the costs and overhead associated with the originating loans are the responsibility of the lender. As a result, we are able to operate with a lower fixed cost than our competitors. This highly leverageable cost structure allows for improved financial flexibility in varying interest rate environments.
Our Broker Partners have local and personal relationships with their customers and therefore can provide tailored and thoughtful advice. However, they do not have the underwriting, funding, distributing or servicing capabilities for these loans. We provide these resources, which allow them to operate with scale and compete against larger market participants. This can be seen through the rapid growth of our originations in this channel, which increased from $5 billion in 2018 to $28 billion in the twelve months ended September 30, 2020, representing an annualized growth rate of 173%. This enables our Broker Partners to be nimble and run their business in an entrepreneurial fashion. Our Broker Partners are focused on providing the best possible experience, service, and price to their customers, while we concentrate on maximizing the efficiency of the origination platform leveraged by our partners.
Wholesale Channel Originations

We use an in-market, highly experienced sales team to acquire and build Broker Partner relationships throughout the country. We have been able to achieve a competitive advantage in our sales cost structure through scale as our sales associates are highly productive, averaging $36.3 million in monthly loan volume generation in 2020 to date for each associate with a tenure greater than 6 months. In addition, our distributed and flexible staffing model has allowed us to drive down per unit operating costs in our Wholesale channel from $2,085 per loan in 2018 to $1,700 per loan in the twelve months ended September 30, 2020, which represents a 18.5% improvement on annualized basis and $629 per loan lower than the average of our competitors in the first half of 2020
Wholesale Channel Cost per Loan

We have built a flexible sales team through the combination of (i) recruiting experienced market-leading Account Executives to our platform and (ii) training and developing younger and highly talented Account Executives in-house. Our Account Executives have a broad range of skill and experience levels. Our experienced Account Executives solve complex situations at the local level, while newer Account Executives manage normal-course originations from centralized locations. This allows us to optimize our cost structure while maintaining high customer service levels for our customers. Our scale gives us the ability to retain a team of highly qualified Account Executives.
The efficiency of our sales team, combined with our flexible cost structure, has positioned us to further consolidate volume from the smaller and less efficient wholesale lenders that still control over 50% of the wholesale market. We plan to do this by increasing the number of independent brokerages that serve as our Broker Partners. Our current market coverage, defined as the number of our Broker Partners as a percentage of the total number of brokerages in the market, has increased from 10% to 20% from December 31, 2018 to September 30, 2020. Further penetration of the highly fragmented brokerage market would allow us to maintain our industry leading growth profile.

Growth in Number of Accounts & Market Coverage

(1)	Third Party Partners includes both Broker Partners and Correspondent Partners.
(2)	Active broker market coverage is calculated as the total number of active brokers at Home Point divided by the total number of brokers in the market.
The strategy we employ in our Wholesale channel is closely tied to our servicing strategy. Through our in-house servicing platform, we control the customer experience. This gives us the ability to include our Broker Partners in the management of the customer relationship and ultimately the retention of customers in our collective ecosystem. Our competitors either (i) sell servicing, which can result in inconsistent or adverse customer experiences or (ii) retain servicing and attempt to refinance these customers directly, creating friction in the partner relationship. We believe that our retention strategy and partnership model has differentiated us from others and is a key driver of our continued growth in the wholesale channel.
Correspondent Channel
In our Correspondent channel, we purchase closed and funded mortgages from a trusted network of our Correspondent Partners. Our Correspondent Partners include primarily small- to medium-sized independent mortgage banks, builder affiliates and financial institutions, with financial institutions representing 42% of these sellers. Our partners underwrite, process and fund loans, but typically lack the scale to economically retain servicing. Our financial institution partners prefer to sell to non-bank originators to avoid conflicting customer solicitation. This channel provides a flexible alternative for us to achieve our customer acquisition goals at a low cost. When favorable market opportunities present themselves, the channel can quickly be scaled up. We acquired $12.7 billion in production through 594 Correspondent Partner relationships during the nine months ended September 30, 2020.

Growth in Correspondent Production and Partners

The sales associates in our Correspondent channel are highly seasoned with an average of 28 years of mortgage experience and have strong, long-tenured relationships with their customer base. Both our sales and our internal operations are highly efficient. In 2020 to date, our operations platform processed an average of 357 loans per full time associate per quarter, and our sales associates with a tenure greater than 6 months averaged $101 million in loan volume per associate per month. We have decreased our operating costs in our Correspondent channel from $573 per loan in 2018 to $279 per loan in the twelve months ended September 30, 2020, which represents a 51.3% improvement on annualized basis and $383 per loan lower than the average of our competitors in the first half of 2020.
Correspondent Channel Cost per Loan

Direct Channel
In our Direct channel, we originate residential mortgages primarily for existing servicing customers who are seeking new financing options. Our Direct strategy is focused on maximizing the customer retention opportunity in our servicing portfolio, but is differentiated from our competitors in that it is designed to be inclusive of both of our customers’ preferences and our Broker Partners’ in-market presence. For example, if a customer proactively contacts us about a refinancing, we will refer them to the applicable Broker Partner that originally established the relationship. This strategy removes the conflict of interest that some competitors have between their direct and wholesale channels. If the customer prefers to use our Direct functionality, or if there is no Broker Partner perhaps because the customer was sourced through a Correspondent Partner, we can still fulfill the customer’s preference and retain the customer relationship. We call this strategy the omni-channel retention.
Due to our omni-channel retention strategy, we maintain stronger Broker Partner relationship and create a key point of differentiation when winning new Broker Partners. We do not compete with our Broker Partners but instead help them maintain their end customers when having an in-market loan originator is important. This strategy enhances our ability to grow originations and retention customers.
Servicing our customers in-house provides an opportunity for more frequent customer contact. These interactions are enhanced through our proprietary Home Ownership Platform. This makes the process for a customer’s next transaction more efficient because we have an ongoing relationship with the customer and a rich data set that can be leveraged to better the loan origination process. By striving to make the process streamlined, reliable, and focused on the customer’s preference as to who they want as their loan originator, we believe we are able to create Customers for Life.
Over the course of the past year, we have significantly increased retention rates by leveraging our data and analytics to better understand our customers’ future financing needs. This allows us to proactively monitor our customer relationships over time. Our retention rate has increased from 37% for the three months ended March 31, 2020 to 51% for the three months ended September 30, 2020.
Retention Rate

Retention Rate is defined by the total unpaid principal balance (UPB) of refinancing originations in the Consumer Direct channel divided by the total UPB of loan payoffs in Consumer Direct where Home Point actively pitched for refinancing opportunity.
Our Direct channel has been rapidly growing since we founded it in 2019. For the nine months ended September 30, 2020, we have originated $1.6 billion in loans, representing a greater than 400% annual growth rate from the same period in 2019. We have also decreased our per unit operating costs in our Direct channel from $5,138 per loan in 2018 to $4,786 per loan in the twelve months ended September 30, 2020, which represents a 6.9% improvement on annualized basis and $89 per loan lower than the average of our competitors in the first half of 2020.

Direct Channel Originations

Direct Channel Cost per Loan

Our Direct channel is focused on maximizing the retention opportunity of customers in our servicing portfolio. We believe that recapturing our customers is integral to our goal of creating Customers for Life. For that reason, we began building our Direct channel in 2019, and we have quickly scaled it from $0.5 billion of origination volume in the year ended December 31, 2019 to $1.8 billion of origination volume in the twelve months ended September 30, 2020.
Within our Direct channel, we originated 6,452 loans in the twelve months ended September 30, 2020. Our direct originations were comprised of 3% purchase loans and 97% refinance in the twelve months ended September 30, 2020. The breakdown of products in the channel was 33% government and 67% conventional for the twelve months ended September 30, 2020.

Our Direct channel is a key piece of our omni-channel retention strategy, which we designed to meet the needs of our customers, as well as our Broker Partners. Our retention strategy is differentiated from our competitors because it reduces the ‘channel conflict’ that exists between brokers and originators in our competitors’ strategies.
We proactively look for opportunities to save our existing servicing portfolio customers money by identifying refinancing opportunities on their existing mortgage. Our strategy for doing this is to refer that customer back to the applicable Broker Partner that initially established the relationship. That referral creates an opportunity for our Broker Partners to generate incremental business without independently sourcing the loan. Our ability to deliver that lead to our Broker Partner allows us to build sticky, long-term relationships and add meaningful value for our Broker Partners. While a referral to our Broker Partner does not guarantee that we will ultimately originate the retained loan, we believe this strategy allows us to capture an increased share of our Broker Partner’s future business and advance our goal of maintaining Customers for Life.
In situations where the customer relationship was sourced through a Correspondent Partner, we look to originate that customer’s next loan through our Direct channel and retain the corresponding MSR. By maintaining flexibility to retain our customers through both our Broker Partners and our Direct channel, we are able to effectively execute our omni-channel retention strategy. This strategy has helped us improve our retention rate from 37% for the three months ended March 31, 2020 to 51% for the three months ended September 30, 2020.
Servicing
Servicing is a strategic cornerstone of our business and is central to our Customer for Life strategy, which extends the customer lifecycle. Our Servicing segment, which operates primarily out of our centralized office in Dallas, TX, is authorized to conduct business in all 50 states and D.C. and is composed of 289 associates. We have dedicated significant time and resources to developing our in-house servicing capabilities so we can effectively execute our strategy. By continuing to increase origination volumes, we have been able to grow our servicing portfolio, which enables us to generate attractive economics and benefit from scale.
Servicing UPB and Number of Customers

($ in billions)
# of Customers
189,513
236,362
307,236
$ 41
$ 53
$ 74
2018
2019
Q3'20

MSR servicing portfolio includes all loans that have been sold with the servicing rights retained and excludes loans held on the Company’s balance sheet that have not yet been sold, as the Company does not include earnings servicing fees on these balance sheet loans.

Our servicing portfolio is comprised of high-quality mortgages that conform to GSE guidelines. As of September 30, 2020, our servicing portfolio consisted of 64% conventional mortgages and 36% government mortgages and approximately 6.7% of loans were 60 days or more delinquent.
Servicing UPB by Investor

Servicing is a strategic cornerstone of our business and central to our Customer for Life strategy. Servicing consists of collecting loan payments, remitting principal and interest payments to investors, managing escrow funds for the payment of mortgage-related expenses, such as taxes and insurance, performing loss mitigation activities on behalf of investors and otherwise administering our mortgage loan servicing portfolio in compliance with state and federal regulations and our investors’ guidelines. Strategically retaining servicing on the loans we originate and managing an in-house servicing platform allows us to establish deeper relationships with our customers. The relationship is enhanced through our proprietary Home Ownership Platform. The Home Ownership Platform offers our customers a curated experience with frequent touchpoints, which we believe supports a superior homeownership journey . This connectivity and ongoing dialogue helps us proactively find ways to help our customers, either through a refinancing of their mortgage or savings on another home-related product. Through frequency of interaction, coupled with providing effective solutions beyond a mortgage, we strive to develop a trusted relationship and ultimately increases the lifetime value of our customers.
We have utilized the Home Ownership Platform to support our customers during the COVID-19 pandemic. We have provided our customers with on-demand access to updates on forbearance policies and details on the various options available to help navigate through a period of significant uncertainty. In conjunction with our servicing team, we believe we were able to provide our customers with a high level of customer service, deepening our relationships and solidifying our position as a trusted partner.
The Home Ownership Platform is fully integrated into our broader technology infrastructure. We rely on fully integrated origination and servicing technology to drive efficiency, manage compliance and regulatory processes and facilitate seamless loan onboarding, funding and servicing. We believe that leveraging our technology platform as we continue to grow will allow us to further realize economies of scale and benefit from operating leverage in both our Origination and Servicing segments.
While servicing is a strategic priority for us, we also view it as financially attractive given the significant cash flow and recurring fee income it provides.
Because servicing is such an integral component of our business, we seek to preserve the value of our portfolio. This is done in two ways: (i) through the natural hedge that our originations business provides and (ii) by employing an active MSR hedging strategy to further reduce volatility and mitigate the risks associated with changes in interest rates.
We have refined our hedging strategy as our servicing portfolio has grown, and currently we hedge approximately 50% of our total MSR asset value through financial instruments. Our financial hedge, in conjunction with the natural macro hedge provided by our Origination segment, has allowed us to effectively protect the value in our servicing portfolio and limit earnings volatility.

Historical MSR Change Gross and Net of Hedge

Asset Management
Over the course of the past year, we have initiated an asset management strategy to help us scale our servicing operation and support continued origination growth in a more capital-light manner. To execute on this strategy, we acquired a licensed entity, which will house servicing assets over time. We are preparing the launch of this investment vehicle and expect to begin raising third-party capital to grow the strategy in 2021. Our history of managing servicing assets for our balance sheet has given us the experience necessary to manage third-party capital.
Technology
Mortgage banking technology is evolving rapidly. Historically, it has been an advantage to develop technology in-house, but in today’s marketplace, there are various alternative technology solutions that provide a competitive advantage through increased flexibility and lower costs. Building and maintaining a monolithic, proprietary loan origination system is not only costly, but highly complex. This makes it increasingly challenging to evolve with emerging technologies. We have developed a multi-prong strategy whereby we (i) partner with best-in-class third-party software providers to meet our core technology needs and (ii) deploy internal resources to build proprietary software in areas where we believe we can create a strategic advantage. We integrate our third-party providers with our proprietarily built software to provide a unified, seamless experience for our partners and customers. We believe that our componentized approach promotes nimbleness and allows us to provide technology solutions faster than our competition, while not sacrificing control in areas that we deem strategically important.
Our Home Ownership Platform is an example of our approach to technology. We have built a proprietary user interface that leverages third-party solutions to create a differentiated customer experience. The Home Ownership Platform presents our customers with a curated experience, which more broadly supports their home ownership journey. This is done together with third-party providers that offer a variety of products and services to our customers, including insurance, loans and other ancillary home service products. In addition to revenue generation, the successful execution of these offerings is intended to build a stronger relationship between us and our customers with the goal of retaining the customer in our ecosystem – Customers for Life.
The Home Ownership Platform provides a customized and enriched experience for our customers through the use of data and analytics. The platform serves as a tool to establish touch points with our customers and better understand their financing needs. By synthesizing the data, we can identify opportunities to increase the efficiency of processes via our simplistic and streamlined user interface. This user interface allows our customers to manage a variety of aspects of their existing and potential future homeownership products, including making monthly payments, exchanging documents and contacting support.
We believe the combination of customer-centric technology and process execution is key to creating the best platform. As a result, we have placed a heavy emphasis on process design and have assembled a team of process engineers that possess a unique combination of business acumen and an understanding of how to deploy mortgage technology. This process engineering team is heavily integrated within the operations of our business to ensure our technology solutions are strategically aligned in developing and delivering efficiencies to the business. These efficiencies promote our ability to drive scale and better serve the needs of both our customers and our partners. The dedicated focus of this team enables us to constantly identify and streamline operational areas that can be best served through technological improvement.
For example, we recently redesigned our Broker Partner loan submission process. Prior to the redesign, this function involved 115 associates producing, on average, 285 units per day, or approximately 2.5 units per associate. Through process re-engineering and improved technology, we successfully improved our operational leverage so that our associates can now produce, on average, approximately 7 units per associate, which represents approximately 800 units per day in the aggregate. This has benefited our Broker Partners by reducing the overall processing time from an average of 4 days to less than 24 hours. The self-serve automation provides an intuitive experience for our Broker Partners with built in business logic to ensure disclosures are accurate and compliant, which allows rapid deployment to their customers.
Average Annual Wholesale Funded Volume per Broker Partner

Through these investments in our technology and process, we have been able to significantly reduce the time and manual input for origination and servicing processes, resulting in a significant reduction in operating costs in each of our channels as discussed above.
Market Opportunity
Sizeable and Growing Total Addressable Market
The mortgage market is one of the largest and consistently growing financial markets in the world. As of September 30, 2020, there was approximately $     trillion of residential mortgage debt outstanding in the United States. The mortgage origination market has averaged $2.0 trillion in annual originations since 2000, evidencing the consistency in market loan volume production. According to Fannie Mae’s Housing Forecast, total purchase and refinance originations are expected to reach $2.6 trillion in 2021. Periods of outsized refinancing opportunities, such as 2020, provide significant upside in the mortgage market, while purchase mortgages, which represent $1.4 trillion of the market of the 2021 forecast, provide stability in market volumes.

Fannie Mae Mortgage Market Historical & Estimated Volume

Macroeconomic Tailwinds Supporting Market Growth
The current low interest rate environment provides a tailwind to origination volumes through decreased borrowing costs. According to the Federal Reserve’s September FOMC Statement, the Federal Reserve is expected to maintain rates at their current levels through 2023. Lower borrowing costs aid in increasing home ownership affordability, as well as provide homeowners with an opportunity to refinance their existing mortgage and lock-in lower borrowing costs. Periods of higher refinance volumes provide the opportunity for mortgage originators with the right scalability to benefit from elevated origination volumes without needing to invest additional capital to expand operational infrastructure. This market dynamic remains relevant today, where an estimated 86% of mortgages are eligible to be refinanced at a lower rate than the original mortgage coupon. Additional macroeconomic factors, independent of the rate environment, are also expected to aid mortgage origination volume growth.
Distribution of Mortgages in the Money

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(1) Freddie Mac Primary Mortgage Market Survey, August 1, 2020. 50bps buffer represents an assumption on the cost of refinancing.

Demographic Trends Driving Purchase Volume Growth
Purchase volume growth is expected to continue given the prevailing demographic trend in which more young Americans are buying homes. The home ownership rate of individuals under age 35 has grown from 35% to 39% since 2015, according to the U.S. Census Bureau. According to the 2020 NAR Home Buyer and Generational Trends survey, in 2020, millennials made up 38% of home buyers, the highest of any age bracket. In addition, 88% of younger millennials (aged 22 – 29) and 52% of older millennials (aged 30-39) were first-time home buyers. A shifting trend toward telepresence, telecommunication, suburban living and remote working is expected to continue to support growth in the purchase market via increased home ownership.
First-Time Home Buyers in Age Group

Rise of the Non-Banks in Mortgage Banking
The mortgage industry has experienced a significant shift following the 2008 financial crisis, which has contributed to a favorable competitive landscape for non-bank originators. In 2008, non-banks represented 24% of the mortgage origination market. As of September 30, 2020, non-banks represent  % of the mortgage origination market, according to Inside Mortgage Finance. Post-crisis regulations resulted in conditions that have not favored significant bank participation in the market. In addition, non-bank mortgage originators business models have been quicker to adapt to consumer preferences for a more efficient, engaging consumer experience.
There has been a similar trend taking place in the mortgage servicing market. Following the 2008 financial crisis, incumbent banks reduced their footprint in mortgage servicing. In 2008, non-banks represented 12% of the mortgage servicing market. As of September 30, 2020, non-banks represent  % of the mortgage servicing market, according to Inside Mortgage Finance. Banks have scaled back participation due to higher risk-based capital required to retain MSRs.
Non-bank servicers with a strong financial backing are expected to continue growing market share. Smaller non-banks have struggled given the regulatory complexity, scale and liquidity requirements required to run a profitable servicing operation.

Shift from Bank to Non-Bank Originators

Shift from Bank to Non-Bank Servicers

Despite its size, the mortgage industry is highly fragmented. For the twelve months ended September 30, 2020, the top 10 originators accounted for 38.5% of total originations compared to 73.8% in 2009.

Mortgage Market Fragmentation

Growing Wholesale Channel
The Wholesale channel continues to benefit from outsized growth as both consumers and brokers have seen the benefits which the channel offers:
•	economies of scale: allows brokers to benefit from the scale of a larger organization while being able to run their business at a size that can be most responsive to their customers;
•	optimal choice: rather than needing to work with one originator, brokers have the ability to partner with multiple lenders to determine for the best financing alternative for their customers; and
•	scalability of cost structure: reduce cost per loan and limited overhead.
These benefits have led to material growth in the channel over time. Wholesale has grown from 15% of originations in 2016 to 20% for the twelve months ended September 30, 2020. At the same time, the wholesale channel is fragmented below the top 3 participants. This creates substantial opportunity to gain market share.
Wholesale Share Growth and Wholesale Channel Fragmentation

These wholesale market trends are in line with the broader trend of independent brokers increasing their presence in various subsectors of financial services. Increased regulation has driven producers away from regulated institutions and into independent relationships. By moving heavily regulated elements of the origination process into their operations, wholesale originators shoulder this regulation and free up brokers to focus on the customer experience. This provides a barrier to entry for current wholesale market participants as significant expertise in regulatory matters is a key to success in the channel.

Business Strengths
We Care Operating Philosophy
Home Point’s operating philosophy is rooted in a very simple but defining statement – “We Care.” This philosophy guides every interaction with our partners, our customers and each other. For example, during 2020 we have established 11 different We Care programs to support our associates and their families. This includes programs which enabled and supported the transition of over 95% of our associates to remote work.
Our culture also enables the addition of top talent and is the primary driver behind our ability to quickly add capacity. As an example, over 44% of our new hires since March came to us through our Family First referral program.
As we grow, “We Care” is defined and extended through our Home Point Principles and Home Point Stakes. The Home Point Principles define for our associates who we are as an organization. The Home Point Stakes provide more specific guidance on how our associates operationalize our Principles and demonstrate “We Care” every day.
Positioned for Leadership in the Wholesale Channel
Home Point is one of the fastest growing companies in the mortgage industry. This is a result of both the growing wholesale channel and our growing share of the channel. In the past 5 years, according to Inside Mortgage Finance, the wholesale channel has grown its market share from 15% of overall originations to 20%, and we expect this trend to continue. The benefits to both the customers and to the brokers are significant, and we believe this will continue to drive growth in the channel.
We are the third largest wholesale lender according to Inside Mortgage Finance as of June 30, 2020. Our Broker Partner relationships have grown from 1,623 in 2018 to nearly 5,000 as of September 30, 2020. We expect this growth trend to continue going forward, as our Broker Partners constitute only 20% of the addressable market as of September 30, 2020. Our scale, best-in-class in-market sales force and operational efficiencies are sustainable competitive advantages for our business. This, coupled with the significant opportunity to add new relationships, positions us as the most likely consolidator of market share from smaller competitors.
Home Point Broker Penetration

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Broker Penetration is calculated as the total number of active brokers at Home Point divided by the total number of brokers in the market. An active broker represents a broker that has originated a loan with Home Point over the past 12 months.

Platform Focused on Partner Networks with Focus on Purchase Production
We have built a platform focused on serving third-party participants in the mortgage market. Our partner relationships and operating platform are intended to be reliable, scalable and to provide us flexibility to respond to different market environments. We believe that this provides us with significant operating leverage during market expansions without requiring a high level of fixed overhead.
Our Broker Partners’ and Correspondent Partners’ in-market presence positions them well to serve the financing needs of their customers. As a result, our platform is more focused on purchase mortgages than many of our competitors. In 2019, our purchase origination mix was 51%. In 2020, which was a significantly stronger refinance environment, our purchase mix was 32% through September 30, 2020. Given the stability and ongoing growth of the purchase market, this reduces our volatility relative to our competitors.
In-House Servicing Can Drive Increased Lifetime Value
A core tenet of our strategy is that strategically retaining servicing and controlling the customer experience through our in-house platform provides the best opportunity to retain customers in our ecosystem, or as we describe it, create Customers for Life. We work to enhance this experience through our proprietary Home Ownership Platform. The data exchanged during the dialogue with our customers through the Home Ownership Platform can be used to better understand where they are in their home ownership lifecycle. Ultimately, we expect the combination of a richer data set, the building of a trusted relationship and the leverage afforded by using in-market Broker Partners to result in greater customer retention and increased lifetime values.
Continuous Investment in Process and Technology Drives Efficiency and Experience
We believe that continuously investing in and developing process improvements and supporting technology provides our partner networks with the ability to compete against at-scale originators.
Our strategy is to partner with best-in-class third-party software providers to meet our core technology needs. We then deploy our internal resources to build proprietary software when we can create a strategic advantage. We integrate our third-party and proprietary solutions such that we can provide a seamless experience to our partners and customers.
We believe our componentized approach promotes nimbleness and allows us to evolve technology solutions faster than our competition while not sacrificing control in areas we deem strategically important.
Growing and Highly Scalable Operating Model
We were built to take advantage of the massive opportunity in the mortgage market over time through a dedication to a highly scalable low-cost structure. We expect that our commitment to efficient operations, a scalable origination platform supporting partner networks, and strategically utilized servicing capabilities will allow us to compete successfully across market cycles. This has translated to our ability to achieve robust growth. Since 2018, our funded volume has grown from $10.6 billion to $46.3 billion in twelve months ended September 30, 2020, representing a compounded annualized growth rate of 133%. Our profitability and capital efficiency has translated into net income for the nine months’ year to date 2020 of $490.3 million.
Proven Leadership
Our executive management team has a track record of growth and superior execution throughout economic cycles and market trends. Led by our Chief Executive Officer and President Willie Newman, a proven leader in the industry, the executive management team has an average of more than 25 years of industry experience across all disciplines and multiple business models.
Our Growth Strategies
Continue to Grow Market Share in the Wholesale Channel
We see significant opportunities to grow in the wholesale channel. The data strongly supports continued share growth within the wholesale channel in the overall mortgage market. The combination of at-scale lenders with local mortgage brokerages provides cost and service benefits to customers.

In addition, we expect to continue to take significant market share within the wholesale channel, especially from smaller market participants. Although we have experienced the fastest growth in the channel in recent years, we only have relationships with 20% of all active mortgage brokerages. This provides significant upside for us in any origination environment.
Continued Expansion of Correspondent Business with Consistent Returns
We have invested in consistently growing our Correspondent channel over time in a disciplined, return focused manner. We will continue to take a measured approach to growth by leveraging continued improvements in process and cost along with a highly tenured account management team to expand market share.
Aligned Investment in Process and Technology to Enhance Efficiency, Customer Experience
We believe our foundation of process engineering expertise and a componentized technology architecture has resulted in a competitive cost structure with significant upside opportunity. We are making material investments in our technology program by deploying enterprise workflow and rules engines to better support the execution of our process engineering priorities. These components are both industrial strength and highly configurable by the business. This gives us the ability to rapidly enhance our processes. This will also give us the ability to extend self-serve functionality. We believe this will result in a material advantage against competitors that are encumbered with costly proprietary systems that are challenging to rapidly enhance. We expect that the combination of superior process engineering and componentized technology will create a best-in-class cost structure and experience for our partners and customers.
Evolve the Retention of our Customers, Create Lifetime Value
The combination of an in-house servicing platform and the retention of servicing gives us the opportunity to create an ongoing two-way dialogue with our customers. Our Home Ownership Platform is designed to drive increasing frequency of interaction. We expect that the expansion of the relationship with our customers as well as the rich data provided through frequent interaction can be leveraged to further understand our customers’ needs and preferences. Finally, our focus on providing the solutions our customers prefer which includes engagement with our Broker Partners results in an optimal execution for the customer and a deeper relationship with our Broker Partners.
Regulation
We operate in a heavily regulated industry that is highly focused on consumer protection. Both the scope of the laws and regulations and the intensity of the supervision to which we are subject have increased in recent years, initially in response to the financial crisis, and more recently in light of other factors such as technological and market changes. Regulatory enforcement and fines have also increased across the financial services sector. We expect to continue to face regulatory scrutiny as an organization and as a participant in the mortgage sector.
Our business is subject to extensive oversight and regulation by federal, state and local governmental authorities, including the CFPB, HUD and various state agencies that license and conduct examinations of our loan servicing, origination and collection activities. From time to time, we also receive requests from federal, state and local agencies for records, documents and information relating to the policies, procedures and practices of our loan servicing, origination and collection activities. The GSEs, Ginnie Mae, and various investors and lenders also subject us to periodic reviews and audits.
The descriptions below summarize certain significant state and federal laws to which we are subject. The descriptions are qualified in their entirety by reference to the particular statutory or regulatory provisions summarized. They do not summarize all possible or proposed changes in current laws or regulations and are not intended to be a substitute for the related statues or regulatory provisions.
Federal, State and Local Laws and Regulations
We must comply with a large number of federal, state and local consumer protection laws and regulations including, among others:
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the Real Estate Settlement Procedures Act and Regulation X, which (1) require certain disclosures to be made to the borrower at application, as to the lender’s good faith estimate of loan origination costs, and at closing with respect to the real estate settlement statement, (2) apply to certain loan servicing practices including escrow accounts, customer complaints, servicing transfers, lender-placed insurance, error resolution and loss mitigation, and (3) prohibit giving or accepting any fee, kickback or a thing of a thing of value for the referral of real estate settlement services;
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The Truth In Lending Act, or TILA, Home Ownership and Equity Protection Act of 1994, and Regulation Z, which regulate mortgage loan origination activities, require certain disclosures be made to borrowers throughout the loan process regarding terms of mortgage financing, provide for a three-day right to rescind some transactions, regulate certain higher-priced and high-cost mortgages, require lenders to make a reasonable and good faith determination that consumers have the ability to repay the loan, mandate home ownership counseling for mortgage applicants, impose restrictions on loan originator compensation, and apply to certain loan servicing practices;

•	Regulation N, which prohibits certain unfair and deceptive acts and practices related to mortgage advertising;
•	certain provisions of the Dodd-Frank Act, including the Consumer Financial Protection Act, which, among other things, prohibit unfair, deceptive or abusive acts or practices;
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the Fair Credit Reporting Act, as amended by the Fair and Accurate Credit Transactions Act, and Regulation V, which regulate the use and reporting of information related to the credit history of consumers, require disclosures to consumers regarding the use of credit report information in certain credit decisions and require lenders to undertake remedial actions if there is a breach in the lender’s data security;

•
the Equal Credit Opportunity Act and Regulation B, which prohibit discrimination on the basis of age, race and certain other characteristics in the extension of credit and require certain disclosures to applicants for credit;

•	the Homeowners Protection Act, which requires certain disclosures and the cancellation or termination of mortgage insurance once certain equity levels are reached;
•	the Home Mortgage Disclosure Act and Regulation C, which require reporting of loan origination data, including the number of loan applications taken, approved, denied and withdrawn;
•	the Fair Housing Act, which prohibits discrimination in housing on the basis of race, sex, national origin, and certain other characteristics;
•	the Fair Debt Collection Practices Act, which regulates the timing and content of third-party debt collection communications;
•	the Gramm-Leach-Bliley Act, which requires initial and periodic communication with consumers on privacy matters and the maintenance of privacy regarding certain consumer data in our possession;
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the Bank Secrecy Act and related regulations from the Office of Foreign Assets Control, and the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act, or the USA PATRIOT Act, which impose certain due diligence and recordkeeping requirements on lenders to detect and block money laundering that could support terrorist or other illegal activities;

•	the Secure and Fair Enforcement for Mortgage Licensing Act, or the SAFE Act, which imposes state licensing requirements on mortgage loan originators;
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the Military Lending Act, or MLA, which restricts, among other things, the interest rate and other terms that can be offered to active military personnel and their dependents on most types of consumer credit, requires certain disclosures and prohibits certain terms, such as mandatory arbitration if a dispute arises concerning the consumer credit product;

•	the Servicemembers Civil Relief Act, which provides financial protections for eligible service members;
•	the Federal Trade Commission Act, the FTC Credit Practices Rules and the FTC Telemarketing Sales Rule, which prohibit unfair or deceptive acts or practices and certain related practices;
•	the Telephone Consumer Protection Act, which restricts telephone and text solicitations and communications and the use of automatic telephone equipment;

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the Electronic Signatures in Global and National Commerce Act, or ESIGN, and similar state laws, particularly the Uniform Electronic Transactions Act, or UETA, which require businesses that use electronic records or signatures in consumer transactions and provide required disclosures to consumers electronically, to obtain the consumer’s consent to receive information electronically;

•	the Electronic Fund Transfer Act of 1978, or EFTA, and Regulation E, which protect consumers engaging in electronic fund transfers;
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the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003 and the FTC’s rules promulgated pursuant to such Act, or the CAN-SPAM Act, which establish requirements for certain “commercial messages” and “transactional or relationship messages” transmitted via email; and

•	the Bankruptcy Code and bankruptcy injunctions and stays, which can restrict collection of debts.
In addition to applicable federal laws and regulations governing our operations, our ability to originate and service loans in any particular state is subject to that state’s laws, regulations and licensing requirements, which may differ from the laws, regulations and licensing requirements of other states. State laws often include limits on the fees and interest rates we may charge, disclosure requirements with respect to fees and interest rates and other requirements. Many states have adopted regulations that prohibit various forms of “predatory” lending and place obligations on lenders to substantiate that a customer will derive a tangible benefit from the proposed home financing transaction and/or have the ability to repay the loan. Many of these laws are vague and subject to differing interpretation, which exposes us to additional risks.
On January 1, 2020, the CCPA took effect, directly impacting our California business operations and indirectly impacting our operations nationwide. Generally speaking, the CCPA provides consumers with new privacy rights such as the right to request deletion of their data, the right to receive data on record for them, and the right to know what categories of data (generally) are maintained about them. It also mandates new disclosures prior to, and at, the point of data collection and increases the privacy and security obligations of entities handling certain personal information of such consumers. The CCPA allows consumers to submit verifiable consumer requests regarding their personal information and requires our business to implement procedures to comply with such requests. The California Attorney General issued, and subsequently updated, proposed regulations to further define and clarify the requirements of the CCPA. The impact of this law and its corresponding regulations, future enforcement activity and potential liability is unknown. At least two additional states have enacted similar laws to the CCPA, and we expect more states to follow.
These laws and regulations apply to many facets of our business, including loan origination, loan servicing, default servicing and collections, use of credit reports, safeguarding of non-public personally identifiable information about our customers, foreclosure and claims handling, investment of and interest payments on escrow balances and escrow payment features, and mandate certain disclosures and notices to borrowers. These requirements can and do change as statutes and regulations are enacted, promulgated, amended, interpreted and enforced.
In response to COVID-19, the CARES Act imposes several new compliance obligations on our mortgage servicing activities, including, but not limited to, mandatory forbearance offerings, altered credit reporting obligations, and moratoriums on foreclosure actions and late fee assessments. Many states have taken similar measures to provide mortgage payment and other relief to consumers, which create additional complexity around our mortgage servicing compliance activities. Federal, state and local executive, legislative and regulatory responses to COVID-19 are rapidly evolving, not consistent in scope or application, and subject to change without advance notice.
Our failure to comply with applicable federal, state and local laws, regulations and licensing requirements could lead to, without limitation, any of the following:
•	loss of our licenses and approvals to engage in our servicing and lending businesses;
•	governmental investigations and enforcement actions;
•	administrative fines and penalties and litigation;
•	civil and criminal liability, including class action lawsuits and actions to recover incentive and other payments made by governmental entities;
•	breaches of covenants and representations resulting in defaults and cross-defaults under our servicing and trade agreements and financing arrangements;

•	damage to our reputation;
•	inability to obtain new financing and maintain existing financing;
•	inability to raise capital; or
•	inability to execute on our business strategy.
Supervision and Enforcement
Since its formation, the CFPB has taken a very active role in the mortgage industry. The CFPB has rulemaking authority with respect to many of the federal consumer protection laws applicable to mortgage lenders and servicers, and its rulemaking and regulatory agenda relating to loan servicing and origination continues to evolve. The CFPB also has broad supervisory and enforcement powers with regard to non-depository financial institutions that engage in the origination and servicing of mortgage loans. The CFPB has conducted routine examinations of our business and will conduct future examinations.
As part of its enforcement authority, the CFPB can order, among other things, rescission or reformation of contracts, the refund of moneys or the return of real property, restitution, disgorgement or compensation for unjust enrichment, the payment of damages or other monetary relief, public notifications regarding violations, remediation of practices, external compliance monitoring and civil money penalties. The CFPB has been active in investigations and enforcement actions and has issued large civil money penalties since its inception to parties the CFPB determines violated the laws and regulations it enforces.
Individual states have also been active in the mortgage industry, as have other regulatory organizations such as the Multistate Mortgage Committee, a multistate coalition of various mortgage banking regulators. We also believe there has been a shift among certain regulators towards a broader view of the scope of regulatory oversight responsibilities with respect to mortgage lenders and servicers. In addition to their traditional focus on licensing and examination matters, certain regulators have begun to make observations, recommendations or demands with respect to areas such as corporate governance, safety and soundness and risk and compliance management.
In addition, we receive information requests and other inquiries, both formal and informal in nature, from our state regulators as part of their general regulatory oversight of our servicing and lending businesses.
The CFPB and state regulators have also increasingly focused on the use and adequacy of technology in the mortgage servicing industry. In 2016, the CFPB issued a special edition supervisory report that stressed the need for mortgage servicers to assess and make necessary improvements to their information technology systems to ensure compliance with the CFPB’s mortgage servicing requirements. The New York Department of Financial Services, or the NYDFS, also issued Cybersecurity Requirements for Financial Services Companies, which took effect in 2017, and which required banks, insurance companies, and other financial services institutions regulated by the NYDFS to establish and maintain a cybersecurity program designed to protect consumers and ensure the safety and soundness of New York State’s financial services industry.
New regulatory and legislative measures, or changes in enforcement practices, including those related to the technology we use, could, either individually or in the aggregate, require significant changes to our business practices, impose additional costs on us, limit our product offerings, limit our ability to efficiently pursue business opportunities, negatively impact asset values or reduce our revenues.
State Licensing, State Attorneys General and Other Matters
Because we are not a depository institution, we must comply with state licensing requirements to conduct our business, and we are licensed to originate loans in all 50 states and the District of Columbia. We also are able to purchase and service loans in all 50 states and the District of Columbia, either because we have the required licenses in such jurisdictions or are exempt or otherwise not required to be licensed to perform such activity in such jurisdictions.
Under the SAFE Act, all states have laws that require mortgage loan originators employed by non-depository institutions to be individually licensed to offer mortgage loan products. These licensing requirements require individual loan originators employed by us to register in a nationwide mortgage licensing system, submit application and background information to state regulators for a character and fitness review, submit to a criminal background check, complete a minimum of 20 hours of pre-licensing education, complete an annual minimum of eight hours of continuing education and successfully complete an examination. As a result of each license we maintain, we are subject to regulatory oversight, supervision and enforcement authority in connection with the activities that we conduct pursuant to the license, including to determine our compliance with applicable law.
We also must comply with state licensing requirements to conduct our business, and we incur significant ongoing costs to comply with these licensing requirements. Our licensed entities are required to renew their licenses, typically on an annual basis, and to do so they must satisfy the license renewal requirements of each jurisdiction. This generally will include financial requirements such as providing audited financial statements or satisfying minimum net worth requirements and non-financial requirements such as satisfactorily completing examinations as to the licensee’s compliance with applicable laws and regulations.
Failure to satisfy any of the requirements to which our licensed entities are subject could result in a variety of regulatory actions such as a fine, a directive requiring a certain step to be taken, a prohibition or restriction on certain activities, a suspension of a license or ultimately a revocation of a license. Certain types of regulatory actions could limit our ability to continue to conduct our business in the relevant jurisdictions or result in a breach of representations, warranties and covenants, and potentially cross-defaults in our financing arrangements which could limit or prohibit our access to liquidity to operate our business.
Competition
We compete with third-party businesses in originating forward mortgages, including other bank and non-bank financial services companies focused on one or more of these business lines. Competition in our industry can take many forms, including the variety of loan programs being made available, interest rates and fees charged for a loan, convenience in obtaining a loan, customer service levels, the amount and term of a loan, and marketing and distribution channels. Many of our competitors for forward mortgage originations are commercial banks or savings institutions. These financial institutions typically have access to greater financial resources, have more diverse funding sources with lower funding costs, are less reliant on loan sales or securitizations of mortgage loans into the secondary markets to maintain their liquidity, and may be able to participate in government programs in which we are unable to participate because we are not a state or federally chartered depository institution, all of which places us at a competitive disadvantage. Fluctuations in interest rates and general economic conditions may also affect our competitive position. During periods of rising rates, competitors that have locked in low borrowing costs may have a competitive advantage. Furthermore, a cyclical decline in the industry’s overall level of originations, or decreased demand for loans due to a higher interest rate environment, may lead to increased competition for the remaining loans. Any increase in these competitive pressures could be detrimental to our business.
Intellectual Property
We use a combination of proprietary and third-party intellectual property, including trade secrets, unregistered copyrights, trademarks, service marks, and domain names, and the intellectual property rights in our proprietary software, all of which we believe maintain and enhance our competitive position and protect our products.
Cyclicality and Seasonality
The demand for loan originations is affected by consumer demand for home loans and the market for buying, selling, financing and/or re-financing residential and commercial real estate, which in turn, is affected by the national economy, regional trends, property valuations, interest rates, and socio-economic trends and by state and federal regulations and programs which may encourage and accelerate or discourage and slowdown certain real estate trends. Our business is generally subject to seasonal trends with activity generally decreasing during the winter months, especially home purchase loans and related services.
Properties
We currently operate through a network of 10 leased corporate offices located throughout the United States, totaling approximately 267,000 square feet. Our headquarters and principal executive offices are located at 2211 Old Earhart Road, Suite 250, Ann Arbor, Michigan 48105. At this location, we lease office space totaling approximately 30,000 square feet. The lease for this location expires on June 30, 2029.
We believe that our facilities are in good operating condition and are sufficient for our current needs. Any additional space needed to support future needs and growth will be available on commercially reasonable terms.

Human Capital Management
As of September 30, 2020, we employed approximately 2,512 full-time associates globally. None of our associates are covered by collective bargaining agreements, and we consider our associate relations to be good. Our culture and technology has allowed many of our associates (including executives and mortgage loan officers and staff) to work in divergent locations, which has allowed us to recruit and hire top managers and executives regardless of geography and to continue our business and operations without significant disruption from the COVID-19 pandemic.
Legal and Regulatory Proceedings
As an organization that, among other things, provides consumer residential mortgage lending and servicing as well as related services and engages in online marketing and advertising, we operate within highly regulated industries on a federal, state and local level. We are routinely subject to various examinations and legal and administrative proceedings in the normal and ordinary course of business. This can include, on occasion, investigations, subpoenas, enforcement actions involving the CFPB or FTC, state regulatory agencies and attorney generals. In the ordinary course of business, we are, from time to time, a party to civil litigation matters, including class actions. None of these matters have had, nor are pending matters expected to have, a material impact on our assets, business, operations or prospects.

MANAGEMENT
The following table sets forth information as of      , 2020 regarding certain individuals who are expected to serve as our executive officers and directors of Home Point upon completion of this offering:
Name	Age	Position
William A. Newman	56	Director, President and Chief Executive Officer
Maria N. Fregosi	55	Chief Financial Officer
Phillip R. Shoemaker Jr.	41	President of Originations
Phillip M. Miller	51	Chief Operating Officer
Brian R. Ludtke	53	Chief Administrative Officer and Corporate Secretary
Perry Hilzendeger	53	President of Servicing
Agha S. Khan	41	Director
Stephen A. Levey	46	Director
Eric L. Rosenzweig	38	Director
Executive Officers
The following are brief biographies describing the backgrounds of our executive officers:
William A. Newman has served as a member of our board of directors and our President and Chief Executive Officer since 2015. In addition, Mr. Newman has served as a member of the board of directors of Home Point Financial Corporation and Home Point Mortgage Acceptance Corporation since 2015. Prior to joining Home Point, Mr. Newman held a variety of leadership roles within the mortgage industry, including at Cole Taylor Mortgage, ABN AMRO Mortgage Group and InterFirst Wholesale Mortgage Lending. Mr. Newman holds a Bachelor of Business Administration in Finance from the University of Michigan and a Master of Business Administration in Finance and Business Economics from Wayne State University. We believe Mr. Newman’s qualifications to serve on our board of directors include his executive leadership and management experience and extensive business and financial experience related to the mortgage industry.
Maria N. Fregosi has served as the Chief Financial Officer since 2018. As a founding member of Home Point, she previously served as our Chief Strategy Officer as well as the Chief Capital Markets Officer from 2015 to 2018. Ms. Fregosi has served as a member of the Board of Home Point Mortgage Acceptance Corp. since 2020. In addition, Ms. Fregosi co-chairs our Finance Committee and is a member of our Risk Committee. Prior to joining Home Point, Ms. Fregosi served as Chief Capital Markets Officer for Hamilton Group Funding, a retail mortgage loan originator. In addition, Ms. Fregosi served as the Chief Operating Officer and Chief Compliance Officer of Catalyst Financial, a full-service value-based investment banking firm, and simultaneously the Chief Operating Officer for BKF Capital Group, a publicly traded investment company involved in activist investing. Ms. Fregosi also served as Chief Operating Officer and Chief Financial Officer of Client First Settlement Funding, a boutique specialty finance company, and as an Executive Vice President at ABN AMRO Bank. Ms. Fregosi holds a Master of Business Administration in Finance from the University of Rochester’s Simon School and is a Summa Cum Laude graduate with a Bachelor of Arts in Economics from SUNY Buffalo State College.
Phillip R. Shoemaker Jr. has served as President of Originations since 2018. Prior to joining Home Point, Mr. Shoemaker was one of the founding members of the originations business at Caliber Home Loans where he served in multiple roles on the executive management team from 2009 to 2018, including Executive Vice President, Chief Operating Officer of Production, Chief Administrative Officer and Senior Vice President of Operations. From 1997 to 2009, Mr. Shoemaker served in various leadership positions at Stonewater Mortgage Corporate and First Magnus Financial. With 23 years of experience in the mortgage industry, we believe Mr. Shoemaker has a proven track record of building strong lending originations platforms. He is a leading industry voice in advocating for the expansion of the independent mortgage originator within the wholesale and correspondent lending channels. Mr. Shoemaker obtained his Bachelor of Science in Electrical Engineering from the University of Arizona.
Phillip M. Miller has served as our Chief Operating Officer since 2019. Prior to joining Home Point, Mr. Miller spent 10 years at MB Financial Bank N.A. (formerly Cole Taylor Bank) where he most recently served as Executive Vice President, President of the Mortgage Division. Prior to joining MB Financial Bank N.A. (formerly Cole Taylor

Bank), Mr. Miller served as Vice President/Secondary Marketing and Pricing at Fifth Third Bank. Prior to joining Fifth Third Bank, he served in various leadership roles with ABN-AMRO Mortgage and InterFirst/Standard Federal Bank. Mr. Miller obtained his Bachelor of Arts in Economics from the University of Wisconsin.
Brian R. Ludtke has served as our Chief Administrative Officer since 2019. Prior to joining Home Point, Mr. Ludtke served as Executive Vice President, Chief Financial Officer and Chief Lending Officer at DFCU Financial, one of Michigan’s largest credit unions. In addition, Mr. Ludtke served as President of Wetzel Trott, a full service residential mortgage quality control and compliance services firm, and managed finance and mortgage loan servicing functions at Republic Bank and Homestead USA. Mr. Ludtke has a degree in Accounting and Finance from Central Michigan University and is a Certified Public Accountant (CPA).
Perry Hilzendeger has served as our President of Servicing since August 2020. Prior to joining Home Point, Mr. Hilzendeger spent 30 years at Wells Fargo Home Lending in a variety of leadership positions, including Head of Retail Operations, Head of Servicing Operations, Senior Vice President of Default Services, and Senior Vice President of Real Estate Servicing. Mr. Hilzendeger obtained his Bachelor of Science in Business from the University of Minnesota and graduated from the AFSA Management Development Program at the University of North Carolina.
Board of Directors
Our business and affairs are managed under the direction of our board of directors. Our board of directors upon completion of this offering will consist of   directors. The following are brief biographies describing the backgrounds of our directors, other than Mr. Newman, our President and Chief Executive Officer, whose biography is included above under “—Executive Officers”:
Agha S. Khan has served as a member of our board of directors since 2015. Mr. Khan is a Senior Principal of Stone Point Capital. He joined Stone Point Capital in 2002. Previously, Mr. Khan was an Analyst in the Financial Institutions Group at Citigroup (formerly Salomon Smith Barney). Mr. Khan is a director of Broadstone Net Lease, Inc. (NYSE: BNL), as well as several private companies. He holds a B.A. from Cornell University We believe Mr. Khan’s qualifications to serve on our board of directors include his significant business, financial and investment experience related to the mortgage industry and prior involvement with Stone Point Capital’s investment in the Company.
Stephen A. Levey has served as a member of our board of directors since 2015. Mr. Levey is a Principal and Counsel of Stone Point Capital. He joined Stone Point Capital in 2008. Previously, Mr. Levey was an attorney at Debevoise & Plimpton LLP. Mr. Levey previously served as a member of the board of directors of Atlantic Capital Bancshares, Inc. (NASDAQ: ACBI), and he currently serves as a director of several private companies. He earned his A.B. from Princeton University and his Juris Doctor degree from the New York University School of Law. We believe Mr. Levey’s qualifications to serve on our board of directors include his significant business, financial and investment experience related to the mortgage industry and prior involvement with Stone Point Capital’s investment in the Company.
Eric L. Rosenzweig has served as a member of our board of directors since 2015. Mr. Rosenzweig is a Principal of Stone Point Capital. He joined Stone Point Capital in 2006. Previously, Mr. Rosenzweig was an Analyst in the Financial Institutions Group at UBS. Mr. Rosenzweig serves as a director of several private companies. He holds a Bachelor of Science from the Wharton School of the University of Pennsylvania. We believe Mr. Rosenzweig’s qualifications to serve on our board of directors include his significant business, financial and investment experience related to the mortgage industry and prior involvement with Stone Point Capital’s investment in the Company.
Controlled Company
After the completion of this offering, our Sponsor will continue to beneficially own shares representing more than 50% of the voting power of our shares eligible to vote in the election of directors. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the applicable stock exchange. Under these corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements (1) that a majority of our board of directors consist of independent directors, (2) that our board of directors have a compensation committee that is comprised entirely of independent directors and (3) that our board of directors have a nominating and governance committee that is comprised entirely of independent directors. For at least some period following this offering, we may utilize one or more of these exemptions.

In the future, we expect that our board of directors will make a determination as to whether other directors, including directors associated with our Sponsor, are independent for purposes of the corporate governance standards described above. Pending such determination, you may not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements. In the event that we cease to be a “controlled company” and our shares continue to be listed on the applicable stock exchange, we will be required to comply with these standards and, depending on our board of directors’ independence determination with respect to our then-current directors, we may be required to add additional directors to our board of directors in order to achieve such compliance within the applicable transition periods.
Director Independence
The rules of the   and the SEC impose several requirements with respect to the independence of our directors. Our board of directors has evaluated the independence of its members based upon the rules of the       and the SEC. For a director to be considered independent under those rules, our board of directors must affirmatively determine that the director does not have any material relationship with us that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Applying these standards, our board of directors has determined that each of our directors other than    is an independent director as defined under the rules of the applicable to members of our board of directors. In making this determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances our board of directors deemed relevant in determining their independence.
Limitations on Liability and Indemnification
Our amended and restated certificate of incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:
•	any breach of the director’s duty of loyalty to us or our stockholders;
•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or
•	any transaction from which the director derived an improper personal benefit.
Our amended and restated certificate of incorporation will provide that we are required to indemnify our directors and officers to the fullest extent permitted by Delaware law. Our amended and restated certificate of incorporation also will provide that, subject to limited exceptions, we are obligated to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permits us to secure insurance on behalf of any current or former director or officer against any liability asserted against such person, whether or not we would have the power to indemnify such person against such liability under our amended and restated certificate of incorporation or otherwise. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. With specified exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these provisions of our amended and restated certificate of incorporation and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.
The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and our stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage.

Composition of Our Board of Directors after this Offering
Our business and affairs are managed under the direction of our board of directors. Our amended and restated certificate of incorporation will provide for a classified board of directors, with   directors in Class I (expected to be     and    ),    directors in Class II (expected to be     and  ) and   directors   in Class III (expected to be     and    ). See “Description of Capital Stock.”
In addition, pursuant to the stockholders agreement we expect to enter into in connection with this offering, the Trident Stockholders will have the right to designate nominees to our board of directors subject to the maintenance of certain ownership requirements in us. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.”
Board Committees
Audit Committee
Our audit committee oversees our corporate accounting and financial reporting process. The primary responsibilities of this committee include:
•	selecting, evaluating, compensating and overseeing the independent registered public accounting firm;
•	reviewing the audit plan, changes in the audit plan, and the nature, timing, scope and results of the audit to be conducted by the independent registered public accounting firm;
•	overseeing our financial reporting activities, including our annual report, and the accounting standards and principles followed;
•	reviewing and discussing with management and the independent auditor, as appropriate, the effectiveness of our internal control over financial reporting and our disclosure controls and procedures;
•
as required by the listing standards of the   , reviewing our major financial risk exposures (and the steps management has taken to monitor and control these risks) and our risk assessment and risk management practices and the guidelines, policies and processes for risk assessment and risk management;

•	approving audit and non-audit services provided by the independent registered public accounting firm;
•	reviewing and, if appropriate, approving or ratifying transactions with related persons required to be disclosed under SEC rules;
•	meeting with management and the independent registered public accounting firm to review and discuss our financial statements and other matters;
•	overseeing our internal audit function, including reviewing its organization, performance and audit findings, and reviewing our disclosure and internal controls;
•	overseeing our compliance with applicable legal, ethical and regulatory requirements (other than those assigned to other committees of the board of directors);
•	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;
•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal controls, auditing or compliance matters;
•	discussing on a periodic basis, or as appropriate, with management, our policies and procedures with respect to risk assessment;
•	investigating any matters received, and reporting to the Board periodically, with respect to ethics issues, complaints and associated investigations; and
•	reviewing the audit committee charter and the committee’s performance at least annually.

Our audit committee will be comprised of  ,  ,  and    .
•
will serve as the chairperson of the audit committee. We believe that    will qualify as independent directors according to the rules and regulations of the SEC and the listing rules of the with respect to audit committee membership. Not later than the first anniversary of the effectiveness of the registration statement, all members of the audit committee will be independent.

We also believe that  will qualify as an “audit committee financial expert,” as such term is defined in the rules and regulations of the SEC. Our board of directors has approved a written charter under which the audit committee will operate. Upon the effectiveness of the registration statement of which this prospectus forms a part, a copy of the charter of our audit committee will be available on our principal corporate website at www.homepointfinancial.com. The information contained on, or accessible from, or hyperlinked to, our website is not part of this prospectus by reference or otherwise.
Nominating and Corporate Governance Committee
The nominating and corporate governance committee will assist our board of directors in identifying individuals qualified to become executive officers and members of our board of directors consistent with criteria established by our board of directors and in developing our corporate governance principles. We intend that our nominating and corporate governance committee will also perform the following functions:
•	identify, evaluate and recommend individuals qualified to become members of the board of directors, consistent with criteria approved by the board of directors;
•
select, or recommend that our board of directors select, the director nominees to stand for election at each annual general meeting of our stockholders or any subsidiary or to fill vacancies on our board of directors;

•	develop and recommend to our board of directors a set of corporate governance guidelines applicable to us and monitor compliance with such guidelines;
•	review proposed waivers of the code of conduct for directors and executive officers; and
•	oversee the annual performance evaluation of our board of directors (and any committees thereof) and management.
The nominating and corporate governance committee also recommends directors eligible to serve on all committees of our board of directors. The nominating and corporate governance committee also reviews and evaluates all stockholder director nominees.
Our nominating and corporate governance committee will be comprised of   ,   , and  .     will serve as the chairperson of the nominating and corporate governance committee. Upon the effectiveness of the registration statement of which this prospectus forms a part, a copy of the charter of our nominating and corporate governance committee will be available on our principal corporate website at www.homepointfinancial.com. The information contained on, or accessible from, or hyperlinked to, our website is not part of this prospectus by reference or otherwise.
Compensation Committee
The primary responsibilities of our compensation committee will be to administer the compensation program and employee benefit plans and practices for our executive officers and members of the board of directors. We intend that our compensation committee will review and either approve, on behalf of the board of directors, or recommend to the board of directors for approval, (i) annual salaries, bonuses and other compensation for our executive officers, and (ii) individual equity awards for our employees and executive officers. We intend that our compensation committee will also oversee our compensation policies and practices more generally. The committee will periodically report to the board of directors.
We intend that our compensation committee will also perform the following functions related to executive compensation:
•	review and approve the goals and objectives relating to the compensation of our executive officers, including any long-term incentive components of our compensation programs;
•	evaluate the performance of our executive officers in light of the goals and objectives of our compensation programs and determine each executive officer’s compensation based on such evaluation;

•	evaluate each of our executive officers’ performance;
•	review and approve, subject, if applicable, to stockholder approval, our compensation programs;
•	review and recommend to the board of directors new executive compensation programs;
•	review the operation and efficacy of our executive compensation programs in light of their goals and objectives;
•	review and assess risks arising from our compensation programs;
•	periodically review that our executive compensation programs comport with the compensation committee’s stated compensation philosophy;
•	review our management succession planning;
•	annually produce reports for filings with government agencies in compliance with applicable law or regulation;
•	review and recommend to the board of directors the appropriate structure and amount of compensation for our directors;
•	review and approve, subject, if applicable, to stockholder approval, material changes in our employee benefit plans;
•	establish and periodically review policies for the administration of our equity compensation plans; and
•	review the adequacy of the compensation committee and its charter and recommend any proposed changes to the board of directors not less than annually.
In deciding upon the appropriate level of compensation for our executive officers, the compensation committee regularly reviews our compensation programs relative to our strategic objectives and emerging market practice and other changing business and market conditions. In addition, the compensation committee also takes into consideration the recommendations of our chief executive officer concerning compensation actions for our other executive officers.
Our compensation committee will be comprised of    ,    and    .    will serve as the chairperson of the compensation committee. In connection with this offering, our compensation committee will review its charter and role to ensure it is aligned with our status as a publicly traded company and our compensation philosophy and objectives. Upon the effectiveness of the registration statement of which this prospectus forms a part, a copy of the charter of our compensation committee will be available on our principal corporate website at www.homepointfinancial.com. The information contained on, or accessible from, or hyperlinked to, our website is not part of this prospectus by reference or otherwise.
Compensation Committee Interlocks and Insider Participation
None of the members of our Compensation Committee will be a person who is or has been an officer or employee of us or any of our subsidiaries. In addition, none of our executive officers will serve or has served as a member of the compensation committee or other board committee performing equivalent functions (or in the absence of any such committee, the entire board of directors) of any entity that has one or more executive officers that will serve on our Compensation Committee.
Code of Conduct
We have adopted a code of conduct applicable to our principal executive, financial and accounting officers and all persons performing similar functions. Upon the effectiveness of the registration statement of which this prospectus forms a part, our code of conduct will be available on our principal corporate website at www.homepointfinancial.com. The information contained on, or accessible from, or hyperlinked to, our website is not part of this prospectus by reference or otherwise.

EXECUTIVE COMPENSATION
Summary Compensation Table
The following table provides summary information concerning compensation earned by our principal executive officer and our two other most highly compensated executive officers as of December 31, 2020 for services rendered for the year ended December 31, 2020. These individuals are referred to as our named executive officers.
Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
William Newman President and Chief Executive Officer	2020	400,000	1,125,000	—	—	—	1,525,000
Maria Fregosi Chief Financial Officer	2020	350,000	223,500	—	—	—	573,500
Phil Shoemaker President of Originations	2020	375,000	120,000	—	—	—	495,000
(1)	The amounts reported represent the named executive officer’s base salary earned during the fiscal year covered.
(2)
The amounts reported represent the 2020 Special Bonuses in an amount equal to: $1,125,000 for Mr. Newman, $223,500 for Ms. Fregosi and $125,000 for Mr. Shoemaker. See “—Special Bonus Agreement” below. The named executive officers are also eligible to receive a discretionary bonus based on fiscal 2020 performance. We expect that such bonuses will be determined and paid in March 2021.

(3)
The amounts reported represent the aggregate grant-date fair value of performance-vesting options awarded to the named executive officer in 2020, calculated in accordance with FASB ASC Topic 718 (“Topic 718”), utilizing the assumptions discussed in Note 20 – Stock Options, to our consolidated financial statements included elsewhere in this prospectus. The performance-vesting options are subject to market conditions and an implied performance condition as defined under applicable accounting standards. The grant date fair value of the performance-vesting options was computed based upon the probable outcome of the performance conditions as of the grant date in accordance with Topic 718. Achievement of the performance conditions for the performance-vesting options was not deemed probable on the grant date and, accordingly, no value is included in the table for these awards pursuant to the SEC’s disclosure rules. Assuming achievement of the performance conditions, the aggregate grant date fair values of the performance-vesting options granted in fiscal 2020 to each of our named executive officers would have been: Mr. Newman ($342,322); Ms. Fregosi ($224,757); and Mr. Shoemaker ($273,857).

Narrative Disclosure to Summary Compensation Table
Employment Agreements
William Newman Employment Agreement
We entered into an employment agreement with Mr. Newman, effective March 31, 2015, to serve as our chief executive officer and president. The initial term of the employment agreement is for a three-year period that began on the effective date of the employment agreement and is extended for subsequent terms of one-year unless either we or Mr. Newman give notice not to extend the term at least 60 days before the expiration of the initial term or a subsequent term.
Under the employment agreement, Mr. Newman is entitled to an annual base salary of $400,000, subject to annual review by our board of directors. He is also eligible to earn an annual cash bonus with a target bonus opportunity equal to 100% of his base salary.
Mr. Newman is subject to the following restrictive covenants under his employment agreement: (i) confidentiality during his employment and perpetually after his termination; (ii) irrevocable assignment of all rights of any intellectual property created during his employment with us; (iii) non-competition during the term of the employment agreement and for a two-year period after termination (or a one-year period after termination for a termination due to our delivery of a non-extension notice); (iv) non-solicitation of customers and vendors and non-interference with the Company’s and our affiliates’ business for the same period that the non-compete applies; and (v) non-solicitation/hire of employees from the date of the employment agreement and for a two-year period after his termination for employees of the Company and our affiliates who were employed during the 12-month period preceding the solicitation or hiring. Our obligation to provide severance payments and benefits to Mr. Newman is contingent upon his continued compliance, in all material respects, with these restrictive covenants and his execution and non-revocation of a release of claims. The severance provisions contained in Mr. Newman’s employment agreement are described below under “—Potential Payments Upon Termination or Change in Control—Severance Benefits Upon Termination.”
Base Salary
We provide each named executive officer with a base salary for the services that the executive officer performs for us. Base salaries were initially set at the time each named executive officer commenced employment with us, and in the case of Mr. Newman, pursuant to his employment agreement, and are reviewed annually and may be increased based on the individual performance of the named executive officer, company performance, any change in the executive’s position within our business, the scope of his or her responsibilities and any changes thereto.
Annual Bonus
The named executive officers are eligible to receive a discretionary bonus based on fiscal 2020 performance. The target bonus for each named executive officer is 100% of such named executive officer’s base salary. We expect that such bonuses will be determined and paid in March 2021.
Special Bonus Agreement
In connection with a distribution made to our equity holders, we entered into letter agreements, dated September 30, 2020, with each of our equity holders, including the named executive officers, which provide for a special incentive bonus to be paid as follows:
•	A portion of the special incentive bonus was paid to each of the named executive officers on October 9, 2020 (the “2020 Special Bonus”).
•
A portion of the special incentive bonus will be paid to Ms. Fregosi and Mr. Shoemaker in equal installments on the first payroll date after the end of each fiscal quarter of the Company beginning on December 31, 2020 and continuing until December 31, 2023 (the “Time-Vesting Bonus”).

•
A portion of the special incentive bonus will be paid to each of the named executive officers upon the consummation of a “sponsor exit transaction” or a “public offering” (each as defined in the 2015 Option Plan), subject to the satisfaction of specified transfer and financial targets in connection with the sponsor exit transaction or public offering (the “Performance-Vesting Bonus”).

Payment of the Time-Vesting Bonus and Performance-Vesting Bonus is subject to the executive’s continuous employment with the Company through each applicable payment date, except that with respect to the Performance-Vesting Bonus only, if the executive’s employment is terminated by the Company without “cause,” by the executive for “good reason” or due to the executive’s death or “disability” (as such terms are defined in the 2015 Option Plan), the executive is eligible to receive the Performance-Vesting Bonus in the event that a transaction occurs that meets the specified targets before the first anniversary of the executive’s termination of employment.
The amount of each executives’ special incentive bonus is as follows:
Executive	2020 Special Bonus ($)	Time- Vesting Bonus ($)	Performance- Vesting Bonus ($)	Total Special Incentive Bonus ($)
William Newman	1,125,000	—	1,875,000	3,000,000
Maria Fregosi	223,500	76,500	600,000	900,000
Phil Shoemaker	120,000	480,000	1,200,000	1,800,000
Equity Awards
Options granted to our named executive officers are made under our 2015 Option Plan, which was adopted to provide for the grant of options to purchase common units of Holdings to employees and other service providers of Holdings, the general partner of Holdings and the general partner’s direct and indirect subsidiaries, including the Company (collectively, the “Company Group”). The 2015 Option Plan is administered by the board of managers of the general partner. Upon the consummation of the Merger in connection with the offering, the 2015 Option Plan and all outstanding awards will be assumed by the Company and will be administered by our compensation committee or such other committee of our board of directors to which it has properly delegated power, or if no such committee or subcommittee exists, our board of directors.
Options granted under the 2015 Option Plan prior to January 31, 2020 (including those granted to our named executive officers) are subject to the following vesting schedule:
•
50% of the common units granted pursuant to each option are “time-vesting options,” which generally vest in annual installments over the first five years of the grant date, except that all unvested time-vesting options vest on a “sponsor exit transaction” (as defined in the 2015 Option Plan); and

•
50% of the common units granted pursuant to the options are “performance-vesting options” that vest only upon the consummation of a “sponsor exit transaction” (as defined in the 2019 Option Plan) or certain initial public offerings of equity securities of Holdings or any of its subsidiaries pursuant to an effective registration statement under the Securities Act (a “public offering”) and only if specified transfer and financial targets are satisfied. In the event of a sponsor exit transaction (but not a public offering) in which the specified financial targets are not met, the performance-vesting options will be forfeited.

For options granted under the 2015 Option Plan on or after January 31, 2020, 100% of the options are performance-vesting options that vest upon consummation of a sponsor exit transaction or public offering only if specified transfer and financial targets are satisfied and the portion of the option that vests is determined based on the level of achievement of financial targets.
In connection with a termination for cause, all unvested options will be immediately forfeited. In addition, other than the potential vesting that may occur in connection with certain terminations of employment or other events described under “—Termination and Change in Control Provisions —Equity Awards”, all unvested options will be forfeited upon a named executive officer’s termination of employment.
Common units received upon exercise of vested options are subject to repurchase rights in connection with the termination of the applicable grantee’s employment. The applicable repurchase price is dependent on the reason for termination, with repurchases in connection with any termination without “cause”, with “good reason” or as a result of death or “disability”, being at the fair market value of the units subject to repurchase at the time of termination, and repurchases in connection with other termination events being at the lower of the fair market value or the exercise price paid in connection with the acquisition of the units subject to repurchase.
Another key component of our long-term equity incentive program was that certain key executives were provided with the opportunity to invest in common units of Holdings. This investment opportunity further aligns the individual’s financial interests with those of our equity-owners. As of the date of this offering, Mr. Newman invested in 400,000 units; Ms. Fregosi invested in 50,000 units; and Mr. Shoemaker invested in 49,116 units.
401(k) Plan
We maintain a tax-qualified 401(k) retirement plan for our employees, including our named executive officers, who satisfy certain eligibility requirements. Our named executive officers are eligible to participate in the 401(k) plan on the same terms generally as other eligible employees. The Code allows eligible employees to defer a portion of their compensation, within prescribed limits, through elective contributions to the 401(k) plan. We have the ability to make discretionary matching and profit sharing contributions to the 401(k) plan. We did not make any contributions in 2020 under our 401(k) plan. As a tax-qualified retirement plan, pre-tax contributions to the 401(k) plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) plan.

Outstanding Equity Awards at December 31, 2020
The following table provides information regarding outstanding equity awards made to our named executive officers as of December 31, 2020.
	Option Awards
Name	Date of Grant	Number of Securities Underlying Unexercised Options (#) Exercisable(1)	Number of Securities Underlying Unexercised Options (#) Unexercisable(2)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)(3)	Option Exercise Price ($)	Option Expiration Date

William Newman	4/1/15	375,000	—	375,000	10.00	4/1/25
	2/28/20	—	—	250,000	10.50	2/28/30
Maria Fregosi	4/1/15	62,500	—	62,500	10.00	4/1/25
	2/16/16	5,000	—	5,000	10.00	2/16/26
	4/16/18	3,000	4,500	7,500	10.46	4/16/28
	12/5/18	10,000	15,000	25,000	10.25	12/5/28
	2/28/20	—	—	50,000	10.50	2/28/30
	6/15/20	—	—	50,000	10.50	6/15/30
Phil Shoemaker	12/5/18	80,000	120,000	200,000	10.25	12/5/28
	2/28/20	—	—	200,000	10.50	2/28/30
(1)	The numbers in this column represent vested and exercisable time-vesting options.
(2)	The numbers in this column represent unvested outstanding time-vesting options.
(3)
The numbers in this column represent unvested outstanding performance-vesting options. The vesting terms of these options are described above under “Narrative Disclosure to Summary Compensation Table.”

Termination and Change in Control Provisions
Severance Benefits Upon Termination
Mr. Newman’s employment agreement provides that if Mr. Newman’s employment is terminated by us without “cause” (as defined in the employment agreement), by Mr. Newman for “good reason” (as defined in the employment agreement) or at the end of any subsequent one-year term of the employment agreement due to our delivery of a non-extension notice, he will receive continued base salary for 12 months after his termination and 100% of the annual bonus that he earned in the year prior to his termination, subject to his execution of a general release of claims and continued compliance with the restrictive covenants described above.
Accelerated Vesting of Equity Awards
Time-Vesting Options. In the event of a termination of the participant’s employment by us without “cause” (as defined in the 2015 Option Plan), by the participant for “good reason” or due to the participant’s death or “disability” (as defined in the 2015 Option Plan), the time-vesting options will vest with respect to the common units that would have vested on the next anniversary of the grant date.
Performance-Vesting Options. In the event of a termination of the participant’s employment (A) by us without cause or by the participant for good reason on or after the date that is one year before the sponsor exit transaction or public offering, or (B) due to the participant’s death or disability at any time, the performance-vesting options are eligible to vest on such sponsor exit transaction or public offering, subject to satisfaction of the specified transfer and financial targets.

Compensation Arrangements to be Adopted in Connection with this Offering
2020 Incentive Plan
Our board of directors expects to adopt, and we expect our stockholders to approve, the 2020 Incentive Plan prior to the completion of the offering, in order to provide a means through which to attract, retain and motivate key personnel. Awards under the 2020 Incentive Plan may be granted to any (i) individual employed by us or our subsidiaries (other than those U.S. employees covered by a collective bargaining agreement unless and to the extent that such eligibility is set forth in such collective bargaining agreement or similar agreement); (ii) director or officer of us or our subsidiaries; or (iii) consultant or advisor to us or our subsidiaries who may be offered securities registrable pursuant to a registration statement on Form S-8 under the Securities Act. The 2020 Incentive Plan will be administered by our compensation committee or such other committee of our board of directors to which it has properly delegated power, or if no such committee or subcommittee exists, our board of directors.
The 2020 Incentive Plan initially reserves shares      for issuance, which is subject to increase on the first day of each fiscal year beginning with the 2021 fiscal year in an amount equal to the lesser of (i) the positive difference, if any, between (x)   % of the outstanding common stock on the last day of the immediately preceding fiscal year and (y) the available plan reserve on the last day of the immediately preceding fiscal year and (ii) a lower number of shares of our common stock as determined by our board of directors.
All awards granted under the 2020 Incentive Plan will vest and/or become exercisable in such manner and on such date or dates or upon such event or events as determined by the compensation committee. Awards available for grant under the 2020 Incentive Plan include non-qualified stock options and incentive stock options, restricted shares of our common stock, restricted stock units, other equity-based awards tied to the value of our shares, and cash-based awards.
Awards other than cash-based awards are generally subject to adjustment in the event of (i) any dividend (other than regular cash dividends) or other distribution, recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of shares of common stock or other securities, or other similar transactions or events, or (ii) unusual or nonrecurring events affecting the Company, including changes in applicable rules, rulings, regulations or other requirement. In addition, in connection with any change in control, the compensation committee may, in its sole discretion, provide for any one or more of the following: (i) a substitution or assumption of, acceleration of the vesting of, the exercisability of, or lapse of restrictions on, any one or more outstanding awards and (ii) cancellation of any one or more outstanding awards and payment to the holders of such awards that are vested as of such cancellation (including any awards that would vest as a result of the occurrence of such event but for such cancellation) the value of such awards, if any, as determined by the compensation committee.
Our board of directors may amend, alter, suspend, discontinue or terminate the 2020 Incentive Plan or any portion thereof at any time, but no such amendment, alteration, suspension, discontinuance or termination may be made without stockholder approval if (i) such approval is required under applicable law; (ii) it would materially increase the number of securities which may be issued under the 2020 Incentive Plan (except for adjustments in connection with certain corporate events); or (iii) it would materially modify the requirements for participation in the 2020 Incentive Plan. Any such amendment, alteration, suspension, discontinuance or termination that would materially and adversely affect the rights of any participant or any holder or beneficiary of any award will not to that extent be effective without such individual’s consent.
All awards granted under the 2020 Incentive Plan are subject to reduction, cancellation, forfeiture or recoupment to the extent necessary to comply with (i) any clawback, forfeiture or other similar policy adopted by our board of directors or the Compensation Committee and as in effect from time to time and (ii) applicable law.
Director Compensation
For the year ended December 31, 2020, we did not pay compensation or grant equity awards to directors for their service on our board of directors. Our directors are reimbursed for reasonable travel and related expenses associated with attendance at board or committee meetings.
Our board of directors will adopt a policy with respect to the compensation payable to our non-employee directors upon consummation of this offering. Under this policy, each non-employee director will be eligible to receive compensation for his or her service consisting of annual cash retainers and equity awards.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
The following is a description of certain relationships and transactions that exist or have existed or that we have entered into with our directors, executive officers, or stockholders who are known to us to beneficially own more than five percent of our voting securities and their affiliates and immediate family members.
Stockholders Agreement
In connection with this offering, we intend to enter into a stockholders agreement with our Sponsor. We intend to describe the material terms of such agreement in a subsequent pre-effective amendment to the registration statement of which this prospectus forms a part.
Registration Rights Agreement
In connection with this offering, we intend to enter into a registration rights agreement with our Sponsor which will, under certain circumstances and subject to certain restrictions, require us to file registration statements under the Securities Act covering resales of our common stock held by them and any other stockholders party to the registration rights agreement or to piggyback on such registration statements in certain circumstances. We intend to describe the material terms of such agreement in a subsequent pre-effective amendment to the registration statement of which this prospectus forms a part.
Other Related Party Transactions
We are party to a master securities forward transaction agreement with Amherst Pierpont Securities LLC, an affiliate of our Sponsor and therefore our affiliate, as the counterparty, governing our forward MBS sale commitments described in Note 2 to our consolidated financial statements included elsewhere in this prospectus. In addition, we are party to a master repurchase agreement with Amherst Pierpont Securities LLC as the counterparty, governing the sale by us of certain pools of mortgage loans and other assets to Amherst Pierpont Securities LLC, as buyer, and the repurchase by us thereof, as described in Note 2 to our consolidated financial statements included elsewhere in this prospectus. We did not pay any fees and commissions to such affiliate in 2018, 2019 or 2020 to date.
In addition, the Trident Stockholders have ownership interests in a broad range of companies. We have entered and may enter into commercial transactions in the ordinary course of our business with some of these companies, including with respect to valuation services, insurance brokerage services and loan review services for certain of our loan originations. The rates at which these companies provided such services to us were negotiated as arms’-length transactions, and we paid total fees of approximately $   , $2.2 million and $2.0 million to such related parties for the nine months ended September 30, 2020 and the years ended December 31, 2019 and 2018, respectively.
Statement of Policy Regarding Transactions with Related Persons
Our board of directors recognizes the fact that transactions with related persons present a heightened risk of conflicts of interests and/or improper valuation (or the perception thereof). Prior to the completion of this offering, our board of directors will adopt a written statement of policy regarding transactions with related persons, which we refer to as our “related person policy,” that is in conformity with the requirements upon issuers having publicly held common stock that is listed on the applicable stock exchange.
Our related person policy will require that a “related person” (as defined as in paragraph (a) of Item 404 of Regulation S-K) must promptly disclose to our general counsel, or such other person designated by the board of directors, any “related person transaction” (defined as any transaction that we anticipate would be reportable by us under Item 404(a) of Regulation S-K in which we were or are to be a participant and the amount involved exceeds $120,000 and in which any related person had or will have a direct or indirect material interest) and all material facts with respect thereto. Our general counsel, or such other person, will then promptly communicate that information to our board of directors. No related person transaction entered into following this offering will be executed without the approval or ratification of our board of directors or a duly authorized committee of our board of directors. It is our policy that directors interested in a related person transaction will recuse themselves from any vote on a related person transaction in which they have an interest.

PRINCIPAL AND SELLING STOCKHOLDERS
The following table sets forth information regarding the beneficial ownership of our common stock by (1) each person known to us to beneficially own more than 5% of our voting securities, including the selling stockholders in this offering, (2) each of our directors and director nominees, (3) each of our named executive officers and (4) all directors, director nominees and executive officers as a group.
The number of shares of common stock outstanding and percentage of beneficial ownership before this offering are based on the number of shares to be issued and outstanding immediately prior to the consummation of this offering. The number of shares of common stock and percentage of beneficial ownership after the consummation of this offering set forth below are based on the number of shares to be issued and outstanding immediately after the consummation of this offering.
Beneficial ownership is determined in accordance with the rules of the SEC. In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes shares issuable pursuant to exchange or conversion rights that are exercisable within 60 days of the date of this prospectus.
To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock.
	Shares of common stock beneficially owned prior to this offering			Shares of common stock beneficially owned after this offering assuming no exercise of underwriters’ option		Shares of common stock beneficially owned after this offering assuming full exercise of underwriters’ option
Name of Beneficial Owners(1)	Shares of common stock	Percentage of Total Outstanding Common Stock (%)	Number of Shares Being Sold in this Offering	Shares of common stock	Percentage of Total Outstanding Common Stock (%)	Shares of common stock	Percentage of Total Outstanding Common Stock (%)
Greater than 5% Stockholders
Trident Stockholders(2)		%			%		%

Named Executive Officers
William Newman		%			%		%

Directors and Director Nominees
Agha S. Khan		%			%		%
Stephen A. Levey		%			%		%
Eric L. Rosenzweig		%			%		%

Directors, Director Nominees and Executive Officers as a group ( persons)		%			%		%
*	Less than 1% of common stock outstanding.
(1)	Unless otherwise indicated below, the address of each of the individuals named above is: c/o Home Point Capital Inc., 2211 Old Earhart Road, Suite 250, Ann Arbor, Michigan 48105.
(2)
Following the consummation of this offering, Trident VI, L.P. (“Trident VI”), Trident VI Parallel Fund, L.P. (“Trident VI Parallel”), Trident VI DE Parallel Fund, L.P. (“Trident VI DE”) and Trident VI Professionals Fund, L.P. (“Trident VI Professionals”) will hold shares of our common stock. Each of Trident VI, Trident VI Parallel, Trident VI DE and Trident VI Professionals and each of their respective general partners, as well as Stone Point Capital, the manager of Trident VI, Trident VI Parallel, Trident VI DE and Trident VI Professionals, also may be deemed to be the beneficial owners having shared voting power and shared investment power over the securities described in this footnote. Agha S. Khan, Stephen A. Levey and Eric L. Rosenzweig, each of whom is a member of our Board, are employees of Stone Point Capital. The principal business address of each of the entities identified in this footnote is c/o Stone Point Capital LLC, 20 Horseneck Lane, Greenwich, CT 06830.

DESCRIPTION OF CAPITAL STOCK
The following is a description of the material terms of, and is qualified in its entirety by, our amended and restated certificate of incorporation and amended and restated bylaws, each of which will be in effect upon the consummation of this offering, the forms of which are filed as exhibits to the registration statement of which this prospectus is a part.
Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the DGCL. Upon consummation of this offering, our authorized capital stock will consist of   shares of common stock, par value $0.01 per share, and    shares of preferred stock. Immediately following the completion of this offering, there are expected to be outstanding     shares of common stock.
Common Stock
Holders of shares of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. The holders of our common stock vote to elect our directors by a plurality of the votes cast. On all other matters other than those specified in our amended and restated certificate of incorporation and amended and restated by-laws, where a    % vote of the then-outstanding shares of our common stock is required, the affirmative vote of a majority in voting power of shares present at a meeting of the holders of our common stock is required.
Holders of shares of our common stock are entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.
Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our common stock will be entitled to receive our remaining assets available for distribution.
Holders of shares of our common stock do not have preemptive, subscription or conversion rights. There are no redemption or sinking fund provisions applicable to our common stock.
Preferred Stock
We do not currently have any preferred stock outstanding. However, our amended and restated certificate of incorporation will authorize our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or by   , the authorized shares of preferred stock will be available for issuance without further action by you. Our board of directors will be able to determine, with respect to any series of preferred stock, the terms and rights of that series, including:
•	the designation of the series;
•
the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;
•	the dates at which dividends, if any, will be payable;
•	the redemption rights and price or prices, if any, for shares of the series;
•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;
•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Company;
•
whether the shares of the series will be convertible into shares of any other class or series, or any other security, of the Company or any other corporation and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and
•	the voting rights, if any, of the holders of the series.
We will be able to issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium for their common stock over the market price of the common stock. In addition, the issuance of preferred stock may adversely affect the holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock may have an adverse impact on the market price of our common stock.
Dividends
The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by the board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equal the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.
Declaration and payment of any dividend will be subject to the discretion of our board of directors. The time and amount of dividends will be dependent upon our financial condition, operations, cash requirements and availability, debt repayment obligations, capital expenditure needs and restrictions in our debt instruments, industry trends, the provisions of Delaware law affecting the payment of dividends to stockholders and any other factors our board of directors may consider relevant.
Anti-Takeover Effects of Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws and Certain Provisions of Delaware Law
Our amended and restated certificate of incorporation, amended and restated bylaws and the DGCL, which are summarized in the following paragraphs, contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of the Company by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider is in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.
Authorized but Unissued Capital Stock
Delaware law does not require stockholder approval for any issuance of authorized shares. However, the listing requirements of    , which would apply if and so long as our common stock remains listed on    , require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or then-outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital or to facilitate acquisitions.
Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of the Company or the removal of our management. Moreover, our authorized but unissued shares of preferred stock will be available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions or employee benefit plans.
One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive our stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Classified Board of Directors
Our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of our board of directors will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board of directors.
Business Combinations
We have opted out of Section 203 of the DGCL; however, our amended and restated certificate of incorporation will contain similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:
•	prior to such time, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
•
upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least  % of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

•
at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66 2⁄3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our voting stock. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.
Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. This provision may encourage companies interested in acquiring the Company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.
Our amended and restated certificate of incorporation will provide that any of the Trident Stockholders and their affiliates and any of their respective direct or indirect transferees and any group as to which such persons are a party do not constitute “interested stockholders” for purposes of this provision.
Removal of Directors; Vacancies
Under the DGCL, unless otherwise provided in our amended and restated certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that directors may be removed with or without cause upon the affirmative vote of a majority in voting power of all outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class; provided, however, at any time when Trident Stockholders and their affiliates beneficially own, in the aggregate, less than 40% of the voting power of all outstanding shares of stock entitled to vote generally in the election of directors, directors may only be removed for cause and only by the affirmative vote of holders of at least 66 2⁄3% in voting power of all the then-outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. In addition, our amended and restated certificate of incorporation and our amended and restated bylaws also will provide that, subject to the rights granted to one or more series of preferred stock then outstanding or the rights granted to Trident

Stockholders under the stockholders agreement to be entered into in connection with this offering, any vacancies on our board of directors will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, by a sole remaining director or by the stockholders; provided, however, at any time when Trident Stockholders and their affiliates beneficially own, in the aggregate, less than 40% of the voting power of all outstanding shares of stock entitled to vote generally in the election of directors, any newly created directorship on the board of directors that results from an increase in the number of directors and any vacancy occurring on the board of directors may only be filled by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director (and not by the stockholders).
No Cumulative Voting
Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our amended and restated certificate of incorporation will not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of our stock entitled to vote generally in the election of directors will be able to elect all our directors.
Special Stockholder Meetings
Our amended and restated certificate of incorporation will provide that special meetings of our stockholders may be called at any time only by or at the direction of the board of directors or the chairman of the board of directors; provided, however, that Trident Stockholders and their affiliates are permitted to call special meetings of our stockholders for so long as they hold, in the aggregate, at least 40% of the voting power of all outstanding shares of stock entitled to vote generally in the election of directors. Our amended and restated bylaws will prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of the Company.
Requirements for Advance Notification of Director Nominations and Stockholder Proposals
Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our amended and restated bylaws also will specify requirements as to the form and content of a stockholder’s notice. Our amended and restated bylaws will allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These notice requirements will not apply to Trident Stockholders and their affiliates for as long as the stockholders agreement to be entered into in connection with this offering remains in effect. These provisions may defer, delay or discourage a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to influence or obtain control of the Company.
Stockholder Action by Written Consent
Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless our amended and restated certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will preclude stockholder action by written consent once Trident Stockholders and their affiliates beneficially own, in the aggregate, less than a majority of the voting power of all outstanding shares of stock entitled to vote generally in the election of directors.
Supermajority Provisions
Our amended and restated certificate of incorporation and amended and restated bylaws will provide that the board of directors is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, our amended and restated bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware or our amended and restated certificate of incorporation. For as long as Trident Stockholders and their affiliates beneficially own, in the aggregate, at least 40% of the voting power of all outstanding shares of stock entitled to vote generally in the election of directors, any amendment, alteration, change, addition, rescission or repeal of our amended and restated bylaws by our stockholders will require the affirmative vote of a majority in voting power of the outstanding shares of our stock present in person or represented by proxy at the meeting of stockholders and entitled to vote on such amendment, alteration, change, addition, rescission or repeal. At any time when Trident Stockholders and their affiliates beneficially own, in the aggregate, less than 40% of the voting power of all outstanding shares of stock entitled to vote generally in the election of directors, any amendment, alteration, change, addition, rescission or repeal of our amended and restated bylaws by our stockholders will require the affirmative vote of the holders of at least 66 2⁄3% in voting power of all the then-outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class.
The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.
Our amended and restated certificate of incorporation will provide that once Trident Stockholders and their affiliates beneficially own, in the aggregate, less than 40% of the voting power of all outstanding shares of stock entitled to vote generally in the election of directors, the following provisions in our amended and restated certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2/3% in the voting power of all outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class:
•	the provision requiring a 66 2/3% supermajority vote for stockholders to amend our amended and restated bylaws;
•	the provisions providing for a classified board of directors (the election and term of our directors);
•	the provisions regarding resignation and removal of directors;
•	the provisions regarding competition and corporate opportunities;
•	the provisions regarding entering into business combinations with interested stockholders;
•	the provisions regarding stockholder action by written consent;
•	the provisions regarding calling special meetings of stockholders;
•	the provisions regarding filling vacancies on our board of directors and newly created directorships;
•	the provisions eliminating monetary damages for breaches of fiduciary duty by a director; and
•	the amendment provision requiring that the above provisions be amended only with a 66 2/3% supermajority vote.
The combination of the classification of our board of directors, the lack of cumulative voting and the supermajority voting requirements will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.
These supermajority provisions may have the effect of deterring hostile takeovers, delaying or preventing changes in control of our management or the Company, such as a merger, reorganization or tender offer. These supermajority provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of the Company. These supermajority provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The supermajority provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such supermajority provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such supermajority provisions may also have the effect of preventing changes in management.

Dissenters’ Rights of Appraisal and Payment
Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of us. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.
Stockholders’ Derivative Actions
Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.
Exclusive Forum
Our amended and restated certificate of incorporation will provide, subject to limited exceptions, that unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for any (i) derivative action or proceeding brought on behalf of the Company, (ii) action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee or stockholder of the Company to the Company or our stockholders, creditors or other constituents, (iii) action asserting a claim against the Company or any director or officer of the Company arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or our amended and restated bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (iv) action asserting a claim against the Company or any director or officer of the Company governed by the internal affairs doctrine; provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act, which already provides that such claims must be brought exclusively in the federal courts. Our amended and restated certificate of incorporation also provides that, unless we consent in writing to the selection of an alternative forum, the U.S. federal district courts will be the exclusive forum for the resolution of any actions or proceedings asserting claims arising under the Securities Act. While the Delaware Supreme Court has upheld the validity of similar provisions under the DGCL, there is uncertainty as to whether a court in another state would enforce such a forum selection provision. Our exclusive forum provision will not relieve us of our duties to comply with the federal securities laws and the rules and regulations thereunder, and our stockholders will not be deemed to have waived our compliance with these laws, rules and regulations. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Company will be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation.
Conflicts of Interest
Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our officers, directors or stockholders or their respective affiliates, other than those officers, directors, stockholders or affiliates who are our or our subsidiaries’ employees. Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, any of the Trident Stockholders or any of their affiliates or any director who is not employed by us (including any non-employee director who serves as one of our officers in both his or her director and officer capacities) or his or her affiliates will not have any duty to refrain from (1) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (2) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that any of the Trident Stockholders or any of their affiliates or any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our amended and restated certificate of incorporation will not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our amended and restated certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.
Limitations on Liability and Indemnification of Officers and Directors
The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. Our amended and restated certificate of incorporation will include a provision that eliminates the personal liability of directors for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions will be to eliminate the rights of us and our stockholders, through stockholders’ derivative suits on our behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation will not apply to any director if the director has acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper benefit from his or her actions as a director.
Our amended and restated bylaws will provide that we must generally indemnify, and advance expenses to, our directors and officers to the fullest extent authorized by the DGCL. We also are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We also intend to enter into indemnification agreements with our directors, which agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that these indemnification and advancement provisions and insurance will be useful to attract and retain qualified directors and officers.
The limitation of liability, indemnification and advancement provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is    .
Listing
We intend to apply to have our common stock listed on    under the symbol “HMPT.”

SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no public market for shares of our common stock. We cannot predict the effect, if any, future sales of shares of common stock, or the availability for future sale of shares of common stock, will have on the market price of shares of our common stock prevailing from time to time. Future sales of substantial amounts of our common stock in the public market or the perception that such sales might occur may adversely affect market prices of our common stock prevailing from time to time and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate. Furthermore, there may be sales of substantial amounts of our common stock in the public market after the existing legal and contractual restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future. See “Risk Factors—Risks Related to this Offering and Ownership of Our Common Stock— Future sales, or the perception of future sales, by us or our existing owners in the public market following this offering could cause the market price for our common stock to decline.”
Upon completion of this offering we will have a total of    shares of our common stock outstanding. Of the outstanding shares, the shares sold in this offering by us or the selling stockholders will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144, including our directors, executive officers and other affiliates (including our existing owners), may be sold only in compliance with the limitations described below.
Lock-up Agreements
In connection with this offering, we, our executive officers, directors and certain of our significant stockholders, including the selling stockholders, will agree, subject to certain exceptions, not to sell, dispose of or hedge any shares of our common stock or securities convertible into or exchangeable for shares of our common stock, without, in each case, the prior written consent of the representatives, for a period of 180 days after the date of this prospectus. See “Underwriting.”
Rule 144
In general, under Rule 144, as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person (or persons whose shares are aggregated) who is not deemed to be or have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of a prior owner other than an affiliate, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.
In general, under Rule 144, as currently in effect, our affiliates or persons selling shares of our common stock on behalf of our affiliates, who have met the six-month holding period for beneficial ownership of “restricted shares” of our common stock, are entitled to sell upon the expiration of the lock-up agreements described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:
•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or
•	the average reported weekly trading volume of our common stock on during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.
Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. The sale of these shares, or the perception that sales will be made, could adversely affect the price of our common stock after this offering because a great supply of shares would be, or would be perceived to be, available for sale in the public market.
We are unable to estimate the number of shares that will be sold under Rule 144 since this will depend on the market price for our common stock, the personal circumstances of the stockholder and other factors.

Rule 701
In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants or advisors who received shares of our common stock from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering are entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, in the case of affiliates, without having to comply with the holding period requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, holding period, volume limitation or notice filing requirements of Rule 144.
Registration Statements on Form S-8
We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of our common stock subject to issuance under the existing 2015 Option Plan and 2020 Incentive Plan to be adopted in connection with this offering. Any such Form S-8 registration statement will automatically become effective upon filing. Accordingly, shares of our common stock registered under such registration statements will be available for sale in the open market. We expect that the initial registration statement on Form S-8 will cover shares of our common stock.
Registration Rights
For a description of rights some holders of common stock will have to require us to register the shares of common stock they own, see “Certain Relationships and Related Party Transactions—Registration Rights Agreement.” Registration of these shares under the Securities Act would result in these shares becoming freely tradable immediately upon effectiveness of such registration.
Following completion of this offering, the shares of our common stock covered by registration rights would represent approximately    % of our outstanding common stock. These shares of common stock also may be sold under Rule 144, depending on their holding period and subject to restrictions in the case of shares held by persons deemed to be our affiliates.

CERTAIN U.S. FEDERAL INCOME AND ESTATE TAX CONSEQUENCES TO NON-U.S. HOLDERS
The following is a summary of certain U.S. federal income and estate tax consequences of the purchase, ownership and disposition of shares of our common stock as of the date hereof. Except where noted, this summary deals only with common stock that was acquired in this offering and that is held as a capital asset by a non-U.S. holder (as defined below).
A “non-U.S. holder” means a beneficial owner of shares of our common stock (other than an entity treated as a partnership for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes, any of the following:
•	an individual citizen or resident of the United States;
•
a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•
a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons as defined under the Code, have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Code, and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income and estate tax consequences different from those summarized below. This summary does not address all aspects of U.S. federal income and estate taxes and does not deal with foreign, state, local or other tax considerations that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, it does not represent a detailed description of the U.S. federal income and estate tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws (including if you are a U.S. expatriate, foreign pension fund, “controlled foreign corporation,” “passive foreign investment company” or a partnership or other pass-through entity for U.S. federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.
If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds shares of our common stock, the tax treatment of a partner and the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership or a partner of a partnership holding our common stock, you should consult your tax advisors.
If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular U.S. federal income and estate tax consequences to you of the purchase, ownership and disposition of our common stock, as well as the consequences to you arising under other U.S. federal tax laws and the tax laws of any state, local or other taxing jurisdiction.
Dividends
We do not anticipate declaring or paying any regular cash dividends on our common stock in the foreseeable future. If we make a distribution of cash or other property (other than certain pro rata distributions of our stock) in respect of shares of our common stock, the distribution generally will be treated as a dividend for U.S. federal income tax purposes to the extent it is paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Any portion of a distribution that exceeds our current and accumulated earnings and profits generally will be treated first as a tax-free return of capital, causing a reduction in the adjusted tax basis of a non-U.S. holder’s common stock, and to the extent the amount of the distribution exceeds a non-U.S. holder’s adjusted tax basis in shares of our common stock, the excess will be treated as gain from the disposition of shares of our common stock (the tax treatment of which is discussed below under “—Gain on Disposition of Common Stock”).
Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty, subject to the discussion of FATCA below. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.
A non-U.S. holder who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required (a) to provide the applicable withholding agent with a properly executed IRS Form W-8BEN or Form W-8BEN-E (or other applicable form) certifying under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if our common stock is held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable U.S. Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals.
A non-U.S. holder eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.
Gain on Disposition of Common Stock
Subject to the discussion of backup withholding and FATCA below, any gain realized by a non-U.S. holder on the sale or other disposition of our common stock generally will not be subject to U.S. federal income or withholding tax unless:
•
the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or
•
we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes, at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, which period is shorter and certain other conditions are met.

A non-U.S. holder described in the first bullet point immediately above will be subject to tax on the gain derived from the sale or other disposition in the same manner as if the non-U.S. holder were a United States person as defined under the Code. In addition, if any non-U.S. holder described in the first bullet point immediately above is a foreign corporation, the gain realized by such non-U.S. holder may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a 30% (or such lower rate as may be specified by an applicable income tax treaty) tax on the gain derived from the sale or other disposition, which gain may be offset by U.S. source capital losses even though the individual is not considered a resident of the United States.
Generally, a corporation is a “United States real property holding corporation” if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). We believe we are not and we do not anticipate becoming “United States real property holding corporation” for U.S. federal income tax purposes.
Federal Estate Tax
Common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.
Information Reporting and Backup Withholding
Distributions paid to a non-U.S. holder and the amount of any tax withheld with respect to such distributions generally will be reported to the IRS. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

A non-U.S. holder will not be subject to backup withholding on dividends received if such holder certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.
Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition of our common stock made within the United States or conducted through certain U.S.-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.
Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.
Additional Withholding Requirements Under FATCA
Pursuant to sections 1471 through 1474 of the Code, commonly known as the Foreign Account Tax Compliance Act, or FATCA, a 30% U.S. federal withholding tax may apply to any dividends paid on, or, subject to the proposed Treasury Regulations discussed below, gross proceeds from the sale or other disposition of, our common stock to (i) a “foreign financial institution” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding, or (ii) a “non-financial foreign entity” (as specifically defined in the Code) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (x) an exemption from FATCA, or (y) adequate information regarding certain substantial U.S. beneficial owners of such entity (if any).
If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “— Dividends,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax. FATCA withholding may also apply to payments of gross proceeds of dispositions of our common stock, although under proposed regulations (the preamble to which specifies that taxpayers are permitted to rely on them pending finalization), no withholding will apply on payments of gross proceeds. You should consult your own tax advisors regarding these requirements and whether they may be relevant to your ownership and disposition of our common stock.

UNDERWRITING
The Company, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares of common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table.    and    are the representatives of the underwriters.
Underwriter	Number of Shares

Total
The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.
The underwriters have an option to buy up to an additional    shares of common stock from the selling stockholders to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above, solely to cover over-allotments, if any. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.
The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by the Company and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase    additional shares of common stock.
Paid by the Company
	No Exercise	Full Exercise
Per Share	$	$
Total	$	$
Paid by the Selling Stockholders
	No Exercise	Full Exercise
Per Share	$	$
Total	$	$
Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $    per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.
The Company and its officers, directors, and holders of substantially all of the Company’s common stock, including the selling stockholders, have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. The lock-up agreements are subject to specified exceptions. See “Shares Available for Future Sale” for a discussion of certain transfer restrictions.
Prior to the offering, there has been no public market for the shares of the Company’s common stock. The initial public offering price has been negotiated among the Company and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be the Company’s historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company’s management and the consideration of the above factors in relation to market valuation of companies in related businesses.

We intend to apply to list our common stock on the    under the symbol “HMPT.”
In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of the Company’s common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of the Company’s common stock made by the underwriters in the open market prior to the completion of the offering.
The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Company’s common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on     , in the over-the-counter market or otherwise.
We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $     million. We have also agreed to reimburse the underwriters for certain FINRA-related expenses incurred by them in connection with the offering in an amount up to $   .
We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of ours (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

European Economic Area and United Kingdom
In relation to each Member State of the European Economic Area and the United Kingdom (each a “Relevant State”), no common shares (the “Shares”) have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the Shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that it may make an offer to the public in that Relevant State of any Shares at any time under the following exemptions under the Prospectus Regulation:
(a)	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;
(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the Representatives for any such offer; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of the Shares shall require the Issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to the Shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
United Kingdom
Each underwriter severally represents, warrants and agrees that:
(a)
it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (FSMA)) in connection with the issue or sale of the Shares in circumstances in which Section 21(1) of FSMA does not apply to the Issuer; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Shares in, from or otherwise involving the United Kingdom.
Canada
The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption form, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment hereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Hong Kong
The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous

Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), or (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.
Solely for the purposes of our obligations pursuant to Section 309B of the SFA, we have determined, and hereby notify all relevant persons (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 (“CMP Regulations”)) that the shares of common stock are “prescribed capital markets products” (as defined in the CMP Regulations) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).
Japan
The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

LEGAL MATTERS
The validity of our common stock offered by this prospectus will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.
EXPERTS
The consolidated financial statements as of December 31, 2019 and 2018 and for each of the two years in the period ended December 31, 2019 included in this prospectus and in the registration statement have been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, appearing elsewhere herein and in the registration statement, given on the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a registration statement on Form S-1 with respect to the shares of common stock being sold in this offering. This prospectus constitutes a part of that registration statement. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules to the registration statement, because some parts have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and our shares of common stock being sold in this offering, you should refer to the registration statement and the exhibits and schedules filed as part of the registration statement. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.
We are not currently subject to the informational requirements of the Exchange Act. As a result of this offering, we will become subject to the informational requirements of the Exchange Act and, in accordance therewith, will file reports and other information with the SEC. The SEC also maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information that we file electronically with the SEC. Our Internet website address iswww.homepointfinancial.com, and the information contained on, or accessible from, or hyperlinked to, our website is not part of this prospectus by reference or otherwise.

HOME POINT CAPITAL INC. & SUBSIDIARIES

Report of Independent Registered Public Accounting Firm
Shareholders and Board of Directors
Home Point Capital Inc. & Subsidiaries
Ann Arbor, Michigan
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Home Point Capital Inc. & Subsidiaries (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the relevant ethical requirements relating to our audit, which are less restrictive than the rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the auditing standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ BDO USA, LLP
We have served as the Company's auditor since 2017.
Philadelphia, Pennsylvania
November 6, 2020

HOME POINT CAPITAL INC. & SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(in thousands, except share and per share amounts)
	December 31,
	2019	2018
Assets:
Cash and cash equivalents	$30,630	$44,010
Restricted cash	51,101	38,234
Cash and cash equivalents and Restricted cash	81,731	82,244
Mortgage loans held for sale (at fair value)	1,554,230	421,754
Mortgage servicing rights (at fair value)	575,035	532,526
Property and equipment, net	12,051	10,075
Accounts receivable, net	57,872	44,422
Derivative assets	40,544	18,990
Goodwill and intangibles	11,935	10,957
GNMA loans eligible for repurchase	499,207	451,209
Other assets	76,162	64,214
Total assets	$2,908,767	$1,636,391
Liabilities and Shareholders’ Equity:
Liabilities:
Warehouse lines of credit	$1,478,183	$404,237
Term debt and other borrowings, net	424,958	276,277
Accounts payable and accrued expenses	39,739	21,243
GNMA loans eligible for repurchase	499,207	451,209
Other liabilities	56,368	44,654
Total liabilities	2,498,455	1,197,620
Commitments and Contingencies (Note 15)

Shareholders’ Equity:
Common stock (100 shares issued and outstanding, par value $0.01 per share)	—	—
Additional paid-in capital	454,861	454,110
Accumulated deficit	(44,549)	(15,339)
Total shareholders' equity	410,312	438,771
Total liabilities and shareholders' equity	$2,908,767	$1,636,391
See accompanying notes to the consolidated financial statements.

HOME POINT CAPITAL INC. & SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(in thousands, except share and per share amounts)
	Years Ended December 31,
	2019	2018
Revenue:
Gain on loans, net	$199,501	$84,068
Loan fee income	32,112	19,603
Interest income	51,801	35,179
Interest expense	(57,942)	(47,486)
Interest loss, net	(6,141)	(12,307)
Loan servicing fees	144,228	119,049
Change in fair value of mortgage servicing rights	(173,134)	(47,312)
Other income	3,159	1,156
Total net revenue	199,725	164,257
Expenses:
Compensation and benefits	156,197	109,577
Loan expense	15,626	16,882
Loan servicing expense	20,924	18,488
Occupancy and equipment	16,768	20,521
General and administrative	21,407	29,165
Depreciation and amortization	5,918	7,612
Other expenses	4,296	4,060
Total expenses	241,136	206,305
Loss from continuing operations before income tax	(41,411)	(42,048)
Income tax benefit from continuing operations	9,500	10,485
Net loss from continuing operations	(31,911)	(31,563)
Net income from discontinued operations before tax	—	9,707
Income tax provision	—	(2,550)
Income from discontinued operations, net of tax	—	7,157
Income from equity method investment	2,701	209
Total net loss	$(29,210)	$(24,197)

Basic and diluted loss earnings per share:
Basic and diluted loss per share from continuing operations	$(319)	$(316)
Basic and diluted earnings per share from discontinued operations	—	72
Basic and diluted total net loss per share	$(292)	$(242)
See accompanying notes to the consolidated financial statements.

HOME POINT CAPITAL INC. & SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(in thousands, except share amounts)
	Common Stock		Additional Paid in Capital	Retained Earnings (Accumulated Deficit)	Total Shareholders’ Equity
	Shares	Amount
Balance January 1, 2018	100	—	$410,758	$8,858	$419,616
Contributed capital	—	—	42,970	—	42,970
Stock based compensation	—	—	382	—	382
Net loss	—	—	—	(24,197)	(24,197)
Ending balance, December 31, 2018	100	—	454,110	(15,339)	438,771

Contributed capital	—	—	—	—	—
Stock based compensation	—	—	751	—	751
Net loss	—	—	—	(29,210)	(29,210)
Ending balance, December 31, 2019	100	—	$454,861	$(44,549)	$410,312
See accompanying notes to the consolidated financial statements.

HOME POINT CAPITAL INC. & SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(in thousands)
	Years Ended December 31,
	2019	2018
Operating activities:
Net loss	$(29,210)	$(24,197)
Adjustments to reconcile net loss to cash (used in) provided by operating activities:
Depreciation	3,807	4,110
Amortization of intangible assets	2,111	3,564
Amortization of debt issuance costs	5,839	1,386
Gain on loans, net	(199,501)	(116,228)
Gain on sale of Natty Mac	—	(909)
Provision for representation and warranty reserve	451	(770)
Stock based compensation expense	751	382
Deferred income tax	(9,144)	(7,047)
Gain on equity investment	(2,701)	(209)
Origination of mortgage loans held for sale	(23,116,236)	(12,067,560)
Proceeds on sale and payments from mortgage loans held for sale	22,003,004	12,448,060
Change in fair value of mortgage servicing rights	173,134	47,312
Change in fair value of mortgage loans held for sale	(33,643)	11,429
Change in fair value of derivative assets	(21,554)	(6,815)
Changes in operating assets and liabilities:
Increase in accounts receivable, net	(13,238)	(11,670)
Increase (decrease) in other assets	188	(10,740)
Increase in accounts payable and accrued expenses	18,071	(16,255)
Decrease in assets and liabilities – discontinued operations	—	396
Increase in other liabilities – discontinued operations	—	(262)
Increase in other liabilities	11,178	8,855
Net cash (used in) provided by operating activities	(1,206,693)	262,832
See accompanying notes to the consolidated financial statements.

HOME POINT CAPITAL INC. & SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(in thousands)
	Years Ended December 31,
	2019	2018
Investing activities:
Purchases of property and equipment, net of disposals	(5,690)	(3,499)
Purchases of property and equipment, net of disposals- discontinued operations	—	751
Proceeds from sale of mortgage servicing rights	—	40,939
Business acquisitions, net of cash acquired	(4,923)	—
Disposition of intangible assets	—	191
Proceeds from sale of Natty Mac	—	2,500
Purchases of mortgage servicing rights	—	(7,044)
Equity method investment	5	(2,500)
Decrease in warehouse lending receivables	—	117,943
Net cash (used in) provided by investing activities	(10,608)	149,281

Financing activities:
Proceeds from warehouse borrowings	23,012,034	12,537,123
Payments on warehouse borrowings	(21,938,088)	(13,058,907)
Proceeds from term debt borrowings	369,000	15,000
Payments on term debt borrowings	(245,156)	(4,844)
Proceeds from other borrowings	21,850	26,400
Payments of debt issuance costs	(2,852)	(199)
Decrease in subordinated debt	—	30,000
Capital contributions from parent	—	42,970
Net cash provided by (used in) financing activities	1,216,788	(412,457)
Net decrease in cash, cash equivalents and restricted cash	(513)	(344)
Cash, cash equivalents and restricted cash at beginning of period	82,244	82,588
Cash, cash equivalents and restricted cash at end of period	$81,731	$82,244
Supplemental disclosure:
Cash paid for interest	$50,518	$48,551
Cash paid for taxes	330	2
See accompanying notes to the consolidated financial statements.

HOME POINT CAPITAL INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
Note 1 - Organization and Operations
Nature of Business
Home Point Capital Inc. (“HPC” or the “Company”) was incorporated in Delaware on August 27, 2014 and is 100% owned by Home Point Capital LP (“HPLP”). HPC is a residential mortgage originator and servicer. The Company’s business model is focused on growing originations by leveraging a network of partner relationships. The Company manages the customer experience through its in-house servicing operation and proprietary Home Ownership Platform. HPC’s business operations are organized into the following two segments: (1) Origination and (2) Servicing. Home Point Financial Corporation (“HPF”), a wholly owned subsidiary, is a New Jersey corporation, headquartered in Ann Arbor, Michigan, that originates, sells, and services residential real estate mortgage loans throughout the United States.
On December 12, 2019, HPC acquired Platinum Mortgage, Inc., an Alabama S-Corporation and created Home Point Mortgage Acceptance Corporation (“HPMAC”), a wholly owned subsidiary of HPC. HPMAC services residential real estate mortgage loans.
The Company is an approved seller and servicer of one-to-four family first mortgages for the Federal National Mortgage Association (“FNMA”), the Federal Home Loan Mortgage Corporation (“FHLMC”) and the Government National Mortgage Association (“GNMA”) and as such, HPC must meet certain eligibility requirements to continue selling and servicing mortgages for these agencies.
Note 2 - Basis of Presentation and Significant Accounting Policies
Basis of Presentation: The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements include the financial statements of HPC and all its wholly owned subsidiaries, including HPF and HPMAC.
The accompanying consolidated financial statements reflect all adjustments, including normal recurring items and accruals, necessary to fairly present the financial position, results of operations and cash flows of the Company for the periods presented. All intercompany balances and transactions have been eliminated in consolidation.
Emerging Growth Company: The Company is an “emerging growth company,” or “EGC” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities Exchange Act of 1934, as amended, or the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Use of Estimates: The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires HPC to make estimates and assumptions about future events that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Actual results could differ materially from those estimates. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable.

HOME POINT CAPITAL INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
Examples of reported amounts that rely on significant estimates include mortgage loans held for sale, mortgage servicing rights (“MSRs”), servicing advances reserve, derivative assets, derivative liabilities, assets acquired and liabilities assumed in business combinations, reserves for mortgage repurchases and indemnifications, and deferred tax valuation allowance considerations. Significant estimates are also used in determining the recoverability and fair value of property and equipment, goodwill, and intangible assets.
Summary of Significant Accounting Policies
Cash and cash equivalents are comprised of cash and other highly liquid investments with a maturity of three months or less. The Company maintains its deposits in financial institutions that are guaranteed by various programs offered by the Federal Deposit Insurance Corporation (“FDIC”), against losses up to $250,000 per institution. Cash equivalents are stated at cost, which approximates market value.
Restricted cash is comprised of borrower escrow funds and cash reserves required by the Company’s warehouse lenders.
Mortgage loans held for sale are accounted for using the fair value option for accounting for Mortgage loans held for sale. Therefore, mortgage loans originated and intended for sale in the secondary market are reflected at fair value. Changes in the fair value are recognized in current period earnings in Gain on loans, net, within the consolidated statements of operations. Refer to Note 6, Mortgage Loans Held for Sale.
Mortgage servicing rights are recognized as assets on the consolidated balance sheets when loans are sold and the associated servicing rights are retained. The Company maintains one class of MSR asset and has elected the fair value option. The Company determines the fair value of mortgage servicing rights by estimating the fair value of the future cash flows associated with the mortgage loans being serviced. Key economic assumptions used in measuring the fair value of mortgage servicing rights include, but are not limited to, prepayment speeds, discount rates, delinquencies, and cost to service. The assumptions used in the valuation model are validated on a periodic basis. The Company obtains valuations from an independent third party on a quarterly basis, and records an adjustment based on this third-party valuation.
Changes in the fair value are recognized in Change in fair value of mortgage servicing rights on the Company's consolidated statements of operations. Purchased mortgage servicing rights are recorded at the purchase price at the date of purchase. Refer to Note 7, Mortgage Servicing Rights.
Property and equipment, net include furniture, equipment, leasehold improvements, and work-in-process which are stated at cost, net of accumulated depreciation. Depreciation is computed on the straight-line basis over the estimated useful lives of the assets for financial reporting, which range from three to seven years for furniture, computers and office equipment, and the shorter of the related lease term or useful life for leasehold improvements.
Servicing advances represents advances paid by the Company on behalf of customers to fund delinquent balances for principal, interest, property taxes, insurance premiums, and other out-of-pocket costs. Advances are made in accordance with the servicing agreements and are recoverable upon collection of future borrower payments or foreclosure of the underlying loans. The Company is exposed to losses only to the extent that the respective servicing guidelines are not followed or in the event there is a shortfall in liquidation proceeds and records a reserve against the advances when it is probable that the servicing advance will be uncollectible. The adequacy of the reserve is evaluated based on loan status, delinquency status, lien position, collateral value, and historical losses. The change in the reserve is recorded in Loan servicing expense in the consolidated statements of operations. In certain circumstances, the Company may be required to remit funds on a non-recoverable basis, which are expensed as incurred. The reserve for uncollectible servicing advances is recorded net in Accounts receivable, net in the consolidated balance sheets. Refer to Note 12, Accounts Receivable, net.
Derivative financial instruments, including economic hedging activities, are recorded at fair value as either Derivative assets or in Other liabilities on the consolidated balance sheets on a gross basis. The Company has accounted for its derivative instruments as non-designated hedge instruments and uses the derivative instruments to manage risk. The Company’s derivative instruments include but are not limited to forward mortgage-backed securities sales commitments, interest rate lock commitments, and other derivative instruments entered into to hedge

HOME POINT CAPITAL INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
fluctuations in MSRs’ fair value. The impact of the Company’s Derivative assets is reported in Change in fair value of derivative assets on the consolidated statements of cash flows and the impact of the Company’s derivative liabilities is reported in Increase in other liabilities on the consolidated statements of cash flows. The Company records derivative assets and liabilities and related cash margin on a gross basis, even when a legally enforceable master netting arrangement exists between the Company and the derivative counterparty. Refer to Note 8, Derivative Financial Instruments.
Forward mortgage-backed securities (“MBS”) sale commitments that have not settled are considered derivative financial instruments and are recognized at fair value. These forward commitments will be fulfilled with loans not yet sold or securitized, new originations, and purchases. The forward commitments allow the Company to reduce the risk related to market price volatility. These derivatives are not designated as hedging instruments. Gain or loss on derivatives is recorded in Gain on loans, net in the consolidated statements of operations.
Interest rate lock commitments (“IRLCs”) represent an agreement to extend credit to a mortgage loan applicant, or an agreement to purchase a loan from a third-party originator, whereby the interest rate on the loan is set prior to funding. The loan commitment binds the Company (subject to the loan approval process) to fund the loan at the specified rate, regardless of whether interest rates have changed between the commitment date and the loan funding date. As such, outstanding IRLCs are subject to interest rate risk and related price risk during the period from the date of the commitment through the loan funding date or expiration date. The loan commitments generally range between 30 and 90 days; however, the borrower is not obligated to obtain the loan. The Company is subject to fallout risk related to IRLCs, which is realized if approved borrowers choose not to close on the loans within the terms of the IRLCs. Forward MBS sale commitments or whole loans and options on forward contracts are used to manage the interest rate and price risk. These derivatives are not designated as hedging instruments. Historical commitment-to-closing ratios are considered to estimate the quantity of mortgage loans that will fund within the terms of the IRLCs. Change in fair value of IRLC derivatives is recorded in Gain on loans, net in the consolidated statements of operations.
Mortgage servicing rights hedges are accounted for at fair value. MSRs are subject to substantial interest rate risk as the mortgage notes underlying the servicing rights permit the borrowers to prepay the loans. Therefore, the value of MSRs generally tend to diminish in periods of declining interest rates, as prepayments increase and increase in periods of rising interest rates, as prepayments decrease. Although the level of interest rates is a key driver of prepayment activity, there are other factors that influence prepayments, including home prices, underwriting standards, and product characteristics.
The Company manages the impact that the volatility associated with changes in fair value of its MSRs has on its earnings with a variety of derivative instruments. The amount and composition of derivatives used to economically hedge the value of MSRs will depend on the Company's exposure to loss of value on the MSRs, the expected cost of the derivatives, expected liquidity needs, and the expected increase to earnings generated by the origination of new loans resulting from the decline in interest rates. This serves as a business hedge of the MSRs, providing a benefit when increased borrower refinancing activity results in higher production volumes, which would partially offset declines in the value of the MSRs thereby reducing the need to use derivatives. The benefit of this business hedge depends on the decline in interest rates required to create an incentive for borrowers to refinance their mortgage loans and lower their interest rates; however, this benefit may not be realized under certain circumstances regardless of the change in interest rates. The change in fair value of MSR hedges is recorded in Change in fair value of mortgage servicing rights in the consolidated statements of operations.
Goodwill represents the excess of the aggregate fair value of the consideration transferred in a business combination over the fair value of the assets acquired net of liabilities assumed. Goodwill is not amortized but rather subject to an annual impairment test at the reporting unit level. Management performs its annual goodwill impairment test on October 1, or more frequently if events or changes in circumstances indicate that the goodwill may be impaired.
The Company has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of the reporting unit is less

HOME POINT CAPITAL INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
than its carrying amount. Performing a qualitative impairment assessment requires an examination of relevant events and circumstances that could have a negative impact on the fair value of the Company, such as macroeconomic conditions, industry and market conditions, earnings and cash flows, overall financial performance, and other relevant entity-specific events.
If, after assessing the totality of events or circumstances, the Company determines it is not more likely than not that the fair value of the reporting unit is less than its carrying amount, then additional impairment testing is not required. However, if the Company concludes otherwise, then it is required to perform a quantitative assessment for impairment. If the quantitative assessment indicates that the reporting unit’s carrying amount exceeds its fair value, the Company will recognize an impairment charge up to this amount but not to exceed the total carrying value of the reporting unit’s goodwill. The Company uses the income and market-based valuation approaches to determine fair value of its reporting units and compare against the carrying value of the reporting units.
Intangible assets, net consist of the following definite-lived intangible assets: favorable leases and customer relationships. These intangible assets are amortized using the straight-line method of amortization over their useful lives. The Company evaluates the estimated remaining useful lives on intangible assets to determine whether events or changes in circumstances warrant a revision to the remaining periods of amortization. If an intangible asset’s estimated useful life is changed, the remaining net carrying amount of the intangible asset is amortized prospectively over that revised remaining useful life. On an annual basis, the Company evaluates whether there has been a change in the estimated useful life or if certain impairment indicators exist. If impairment indicators exist, assets are grouped and tested at the lowest level for which identifiable cash flows are available, and the required analysis is performed. In conducting the analysis, undiscounted cash flows, expected to be generated, are compared to the net book value of the definite-lived intangibles. If the undiscounted cash flows exceed the net book value, the definite-lived intangible assets are considered not to be impaired. If the net book value exceeds the undiscounted cash flows, an impairment loss is measured and recognized. An impairment loss is measured as the difference between the net book value and the fair value of the definite-lived intangible assets. In assessing the recoverability of our long-lived assets, a significant amount of judgment is involved in estimating the future cash flows, discount rates, and other factors necessary to determine the fair value of the respective assets.
GNMA loans eligible for repurchase are certain loans transferred to GNMA and included in GNMA MBS, the Company has the right but not the obligation, for loans that become 90 days delinquent, to repurchase the loan from the MBS. Once the Company has the unilateral right to repurchase the delinquent loan, the Company has effectively regained control over the loan and must re-recognize the loan on the consolidated balance sheets and establish a corresponding finance liability regardless of the Company’s intention to repurchase the loan.
Equity Method Investments are business entities, which the Company does not have control of, but has the ability to exercise significant influence over operating and financial policies, and are accounted for using the equity method. The Company evaluates its equity method investments for impairment whenever an event or change in circumstances occurs that may have a significant adverse impact on the carrying value of the investment. If a loss in value has occurred that is deemed to be other-than-temporary, an impairment loss is recorded. The Company recognizes investments in equity method investments initially at cost and are adjusted for HPC’s share of earnings or losses, contributions or distributions. Equity method investments are reported on the consolidated balance sheets in Other assets. Refer to Note 10, Other Assets.
Representation and warranty reserves are maintained to account for expected losses related to loans the Company may be required to repurchase or the indemnity payments the Company may have to make to purchasers. The Company originates and sells residential mortgage loans in the secondary market. When the Company sells mortgage loans, it makes customary representations and warranties to the purchasers about various characteristics of each loan, such as the ownership of the loan, the validity of the lien securing the loan, the nature and extent of underwriting standards applied, and the types of documentation being provided. These representations and warranties are generally enforceable over the life of the loan. If a defect in the origination process is identified, the Company may be required to either repurchase the loan or indemnify the purchaser for losses it sustains on the loan. If there are no such defects, the Company has no liability to the purchaser for losses it may incur on such loans.

HOME POINT CAPITAL INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
The representation and warranty reserve reflects management's best estimate of probable lifetime loss based on borrower performance, repurchase demand behavior, and historical loan defect experience. The reserve considers both the estimate of expected losses on loans sold during the current accounting period as well as adjustments to the Company's previous estimate of expected losses on loans sold. Management monitors the adequacy of the overall reserve and adjusts the level of reserve, as necessary, after consideration of other qualitative factors.
At the time a loan is sold, the representation and warranty reserve is recorded as a decrease in Gain on loans, net, on the consolidated statements of operations and recorded in Other liabilities on the Company's consolidated balance sheets. Changes to the reserve are recorded as an increase or decrease to Gain on loans, net, on the consolidated statements of operations.
Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of the right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity. Gains and losses stemming from transfers reported as sales, if any, are included as realized gains and losses in Gain on loans, net within the Company’s consolidated statements of operations. In instances where a transfer of financial assets does not qualify for sale accounting the assets remain on the Company’s consolidated balance sheets and continue to be reported and accounted for as if the transfer had not occurred.
Gain on loans, net includes the realized and unrealized gains and losses on mortgage loans, as well as the changes in fair value of all loan-related derivatives, including interest rate lock commitments, freestanding loan-related derivatives, and the representation and warranty reserve.
Loan fee income consists of fee income earned on all loan originations, including amounts earned related to application and underwriting fees. Fees associated with the origination and acquisition of mortgage loans are recognized when earned, which is on the date the loan is originated or acquired.
Interest income is recognized on loans held for sale for the period from loan funding to sale, which is typically within 30 days. Loans are placed on non-accrual status when any portion of the principal or interest is 90 days past due or earlier if factors indicate that the ultimate collectability of the principal or interest is not probable. Interest received from loans on non-accrual status is recorded as income when collected. Loans return to accrual status when the principal and interest become current and it is probable that the amounts are fully collectible.
The Company has a fiduciary responsibility for servicing accounts related to customer escrow funds and custodial funds due to investors aggregating $1.1 billion and $474.5 million as of December 31, 2019 and 2018, respectively. These funds are maintained in segregated bank accounts, and these amounts are not included in the assets and liabilities presented in the consolidated balance sheets. The Company receives certain benefits from these deposits, as allowable under federal and state laws and regulations, or as agreed to under certain subservicing agreements. Interest income is recorded as earned and included in the consolidated statements of operations within Interest income.
Loan servicing fees involve the servicing of residential mortgage loans on behalf of an investor. Total Loan servicing fees include servicing and other ancillary servicing revenue earned for servicing mortgage loans owned by investors. Servicing fees received for servicing mortgage loans owned by investors are based on a stipulated percentage of the outstanding monthly principal balance on such loans, or the difference between the weighted-average yield received on the mortgage loans and the amount paid to the investor, less guaranty fees and interest on curtailments (reduction of principal balance). Loan servicing fees are receivable only out of interest collected from mortgagors and are recorded as income when earned, which is generally upon collection. Late charges and other miscellaneous fees collected from mortgagors are also recorded as income when collected.
Other income consists of income that is dissimilar in nature to revenues the Company earns from its ongoing central operations. Other income includes proceeds from the sale of a business and contingent consideration received.

HOME POINT CAPITAL INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
Stock based compensation expense is recognized at the fair value of equity awards within Compensation and benefits expense in the Company’s consolidated statements of operations over the requisite service period. Refer to Note 20, Stock Options.
Debt issuance costs are recorded for the Company’s warehouse and other debt. Debt issuance costs are amortized on a straight-line basis, which approximates the effective interest method, during the revolving period of the warehouse facilities or during the total term of the term debt agreement, respectively. Amortization of debt issuance costs is recorded in the consolidated statements of operations within Interest expense.
Income taxes are accounted for under the asset and liability method. Whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences, using the tax rates expected to be in effect when the temporary differences reverse. Temporary differences are the difference between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are also recognized for tax attributes such as net operating loss carryforwards and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.
The Company recognized tax benefits from uncertain income tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authority based on the technical merits of the position. An uncertain income tax position that meets the “more likely than not” recognition threshold is then measured to determine the amount of the benefit to recognize.
Earnings per share (“EPS”) is calculated and presented in the consolidated financial statements for both basic and diluted earnings per share. Basic EPS excludes all dilutive common stock equivalents. It is based upon the weighted average number of common shares outstanding during the period. There are 100 weighted average shares outstanding for the years ended December 31, 2019 and 2018 respectively. Diluted EPS, as calculated using the treasury stock method, reflects the potential dilution that would occur if the Company’s dilutive outstanding stock options and stock awards were issued. For the years ended December 31, 2019 and 2018, there were 0.7 million and 0.5 million shares, respectively, considered to be anti-dilutive due to overall net losses incurred by the Company in each of those years.
Recently Adopted Accounting Standards
In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers (ASU 2014-09), provides guidance for revenue recognition. The core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects consideration to which the company expects to be entitled in exchange for those goods or services. The FASB issued several amendments to provide additional clarification and implementation instructions relating to principal versus agent considerations, identifying performance obligations and licensing, narrow-scope improvements and practical expedients, and technical corrections and improvements. ASU 2014-09 and the amendments were effective for annual reporting periods beginning on or after December 15, 2018. The Company adopted this standard as of January 1, 2019. The Company adopted the guidance using the modified retrospective method. The guidance in this standard does not apply to financial instruments and other contractual rights or obligations within the scope of ASC 860, Transfers and Servicing, among other topics. Therefore, revenue recognition under these contracts remains unchanged with no impact as a result of adoption. Certain immaterial passthrough fees are subject to the guidance in ASC 606 Revenue from Contracts with Customers. The principal versus agent guidance within the standard requires these fees to be report on a net basis, instead of reported on a gross basis. As a result of adoption, certain passthrough fees such as flood certification, credit report, and appraisal fees, among others, are presented on a net basis within Loan expense and Loan servicing expense in the consolidated statements of operations. These fees amounted to $5.8 million for the year ended December 31, 2019. For the year ended December 31, 2018, the Company recorded $2.1 million gross, primarily in Loan fee income. Application of the standard results in a change in presentation only, outside of the net presentation, there was no other impact as a result of implementing this standard.

HOME POINT CAPITAL INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
In 2017, the FASB issued Accounting Standards Update 2017-04, Intangibles - Goodwill and Other Topics, (“ASU 2017-04”) to simplify how an entity is required to test goodwill for impairment by eliminating Step 2 from the goodwill impairment test. The issuance of ASU 2017-04, which is effective for public business entities’ annual reporting periods beginning after December 15, 2019 with early adoption permitted, provides guidance on how to perform the impairment testing of goodwill on a prospective basis. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company has elected to early adopt this guidance as of January 1, 2018, the earliest period presented within the consolidated financial statements.
Accounting Standards Issued but Not Yet Adopted
As an emerging growth company, the JOBS Act allows the company to delay adoption of new or revised accounting pronouncements applicable to public companies until such pronouncements are applicable to private companies. Assuming the Company maintains EGC status, the company has elected to use the extended transition period under the JOBS Act until such time the company is not considered to be an EGC. The adoption dates are discussed below to reflect this election.
Accounting Standards Update 2018-13, Fair Value Measurement (Topic 820), Disclosure Framework- Changes to the Disclosure Requirements for Fair Value Measurement (ASU 2018-13), provides final guidance that eliminates, adds and modifies certain disclosure requirements for fair value measurements as part of its disclosure framework project. This amendment is effective for annual periods beginning after December 15, 2019. There is no impact to the consolidated financial statements as a result of adopting this new standard.
Accounting Standards Update 2016-02, Leases (ASU 2016-02), revises an entity’s accounting for operating leases by a lessee and requires a lessee to recognize a liability to make lease payments and an asset representing its right to use the underlying asset for the lease term in the balance sheets. The distinction between finance and operating leases has not changed, and the update does not significantly change the effect of finance and operating leases on the statements of comprehensive income and the statements of cash flows. The standard will also require additional qualitative and quantitative disclosures. This update is effective for annual reporting periods beginning on or after December 15, 2020. In June 2020, the FASB issued ASU 2020-05 that deferred the effective date for non-public entities and EGCs that choose to take advantage of the extended transition periods to annual reporting periods beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company is currently assessing the potential impact of the adoption of this standard will have on its consolidated financial statements, which is effective for the Company beginning January 1, 2022. The Company expects it will result in the recognition of certain operating leases as right-of-use assets and lease liabilities on the balance sheet.
Accounting Standards Update 2016-13, Measurement of Credit Losses on Financial Instruments (ASU 2016-13), replaces the incurred loss impairment methodology in current U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information for credit loss estimates. The standard is applicable to financial instruments not accounted for at fair value, such as servicing advances and off-balance sheet credit exposures. During 2019, the FASB issued ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments, and ASU 2019-11, Codification Improvements to Topic 326. These updates provided changes to clarify and improve the codification. These updates are effective for annual reporting periods beginning after December 15, 2022. This will be effective for the Company beginning January 1, 2023. The Company is currently assessing the potential impact of the adoption on the consolidated financial statements.
Accounting Standards Update 2019-12, Income Taxes (Topic 740), Simplifying the Accounting for Income Taxes, eliminates particular exceptions related to the method for intra period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also clarifies and simplifies other aspects on the accounting for income taxes. This amendment is effective for annual periods beginning after December 15, 2021. This will be effective for the Company beginning January 1, 2022. Early adoption is permitted. The Company is currently assessing the potential impact of the adoption of this standard will have on its consolidated financial statements.

HOME POINT CAPITAL INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
Accounting Standards Update 2020-04, Reference Rate Reform (Topic 848), Facilitation of the Effects of Reference Rate Reform on Financial Reporting. Subject to meeting certain criteria, the new guidance provides optional expedients and exceptions to applying contract modification accounting under existing U.S. GAAP, to address the expected phase out of the London Inter-bank Offered Rate (“LIBOR”) by the end of 2021. This guidance is effective upon issuance and allows application to contract changes as early as January 1, 2020. The Company is in the process of reviewing its funding facilities and financing facilities that utilize LIBOR as the reference rate and is currently evaluating the potential impact that the adoption of this ASU will have on its consolidated financial statements.
Note 3 – Business Combination
Acquisition of Platinum
On April 15, 2019, HPC entered into an asset purchase agreement purchase certain assets of Platinum Mortgage, Inc. On August 27, 2019, HPC entered into a stock purchase agreement to purchase the ownership shares of Platinum Mortgage, Inc. These two transactions were separate and distinct and were not dependent on the other.
Both acquisitions have been accounted for as business combinations using the acquisition method of accounting.
April 15, 2019 Acquisition
On April 15, 2019 HPC entered into an agreement, the “Asset Purchase Agreement,” to purchase certain of the assets of Platinum Mortgage, Inc. The Company entered into this transaction in order to expand the Company’s wholesale channel. The assets transferred were as follows, and essentially include all assets Platinum Mortgage, Inc. required to continue originating mortgage loans:
1.
All of Platinum Mortgage, Inc.’s rights and ownership in certain tangible and intangible property, including but not limited to information, books, and records of the Platinum Mortgage, Inc. such as filers, invoices, credit and sales records, personnel records, and all agreements to which Platinum Mortgage, Inc. is a party and identified as material contracts;

2.	Employees, including underwriters, closers, account managers, administrative staff;
3.	Building lease and all related facilities contracts;
4.	Retained assets, including office furniture and computer equipment.
Under the acquisition method of accounting, the Company allocated the purchase price of the acquisition to the identifiable assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date. The determination of fair value estimates requires management to make certain estimates about discount rates, future expected cash flows, market conditions, and other future events that are highly subjective in nature and may require adjustments.
The residual of the identifiable assets acquired and liabilities assumed over the consideration transferred in this transaction resulted in the recognition of goodwill. As part of the Asset Purchase Agreement, the Company will pay contingent consideration (“earnout”) to Platinum Mortgage, Inc. over the 12-month period subsequent to the date of the agreement. Payments are due quarterly, in the amount of 10 basis points on the aggregate principal amounts of all first-lien residential mortgage loans that are originated by the transferring employees and closed in the name of HPF. At the end of the payment term, actual payment paid to Platinum Mortgage, Inc. for the contingent consideration approximated the estimated amount.

HOME POINT CAPITAL INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
The following presents the fair value of the net assets acquired of Platinum Mortgage, Inc., the fair value of the consideration transferred, and goodwill recognized as of the date of acquisition (in thousands):
Calculation of Goodwill
Fair value of assets acquired:
Fixed assets	$93
Consideration transferred:
Cash	124
Earnout	1,648
$1,772
Goodwill	$1,679
There were no other assets identified other than those listed above.
The goodwill acquired as a result of this acquisition is primarily related to the acquisition of relationships in certain geographic regions where the Company did not previously have relationships. The total amount of goodwill expected to be deductible for tax purposes is $1.7 million for the year ended December 31, 2019.
December 12, 2019 Acquisition
On August 27, 2019, HPC entered into an agreement, the “Stock Purchase Agreement,” between Terry L. Clark and the Terry L. Clark 2016 Irrevocable Trust to purchase 100% of the ownership shares of Platinum Mortgage, Inc. in order to initiate the Company’s asset management business. The acquisition was consumated on December 12, 2019. This agreement was separate and independent from the previous asset acquisition.
The net assets acquired in the Stock Acquisition of Platinum Mortgage, Inc. were used to establish HPMAC, a subsidiary of HPC.
The purchase price is the sum of (1) net book value of the assets of Platinum Mortgage, Inc., plus (2) the Estimated MSR Premium, plus (3) $1.0 million, plus (4), the Delay Payment less, (5) the Holdback (each as defined in the Stock Purchase Agreement). One half is to be paid 12 months from the closing date and the other half 24 months from the closing date. The Holdback may be reduced by legacy liabilities that arise after the closing date.
The following presents the fair value of the net assets acquired of Platinum Mortgage, Inc., the fair value of the consideration transferred, and goodwill recognized as of the date of the acquisition (in thousands):
Fair value of assets acquired:
Cash	$2
Mortgage loans held for sale	214
Mortgage servicing rights	1,528
Servicing advances	181
Accounts receivable	31
Foreclosure assets	334
Real estate owned	247
Prepaid expenses and other assets	20
GNMA loans eligible for repurchase	1,580
Total assets	$4,137

HOME POINT CAPITAL INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
Representation and warranty reserve	85
Accrued expenses	424
Deferred tax liability, net	304
GNMA loans eligible for repurchase	1,580
Total liabilities	2,393

Net assets	1,744

Consideration transferred:
Cash	2,152
Holdback	1,000
Goodwill	$1,408
The goodwill acquired as a result of this acquisition primarily related to obtaining investor approvals for certain licenses required for execution of the Company’s asset management strategy. None of the goodwill acquired in this acquisition was deductible for tax purposes.
These acquisitions were not significant individually or in aggregate to the Company; therefore, certain pro forma disclosures that would have been required had this acquisition been significant to the Company have been excluded.
Note 4 - Sale of Business
On December 31, 2018, the Company divested its correspondent warehousing business, Natty Mac, which was included in the All Other category, pursuant to the Asset Purchase Agreement between HPF as the seller and Merchants Bank of Indiana (the “Buyer”). The Buyer purchased the assets of Natty Mac, including its warehouse lending receivables, intellectual property, warehouse agreements, and title and interest in all software used in the operation of the business. Cash and cash equivalents of the business were not included. In addition, the Buyer entered into a sublease with the Company for use of the current space occupied by the Natty Mac business in Clearwater, FL. Included in the sublease agreement is the use of any fixed assets within the sublet space.
Consideration for the purchase consisted of an initial purchase price of $2.5 million and an additional purchase price of $162 per loan funded from a warehouse loan extended by the Buyer in the operation of the business to an existing customer, or a new customer introduced to the Buyer by HPF after the closing date for a period of twelve months following the closing date of the transaction. The additional purchase price is to be paid quarterly during the 12-month period following the closing date (the “earnout period”). As a condition precedent, the $30.0 million subordinated loan outstanding to the Buyer was extinguished as part of the transaction.
As of the acquisition date, it was determined it was not probable the earnout receivable existed and had been incurred at the acquisition date nor was the amount reasonably estimable. Therefore, the Company excluded this from the purchase price and recorded it in the period in which the earnout was received. No continuing involvement of Natty Mac operations exists between HPF and the Buyer after the sale date.
As of December 31, 2018, the following presents the amount included within Other income in the consolidated statements of operations (in thousands):
Consideration received	$2,500
Less: Fair value of assets	(1,591)
Gain on sale	$909
As of December 31, 2019, $2.0 million was recorded within Other income as cash received from the earnout.

HOME POINT CAPITAL INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
Note 5 - Discontinued Operations
During the year ended December 31, 2018, the Company disposed of its Distributed Retail origination (“DR”) channel through either (i) shutdown of a branch location, (ii) transfer of employees and sublease of a branch location or (iii) sale of groups of branch locations to unrelated third parties. Two groups of branches were sold to two separate buyers and included the transfer of employees at each location being acquired. The consideration for each is as follows:
1.
Buyer 1: The purchase price was an earnout payment which equaled five basis points per the aggregate loan volume funded (not to exceed $41.0 million) that was produced by transfer employees while employed by the Buyer. The payments were paid quarterly during 2019, in February, April, July, and October.

2.
Buyer 2: The purchase price consisted of 0.17% of aggregate unpaid principal balance (“UPB”) of all first-lien residential mortgage loans that are originated by transferred employees, closed in the buyer’s name on or after September 1, 2018 for a period of 12 months. Certain fixed assets were considered to be included in the earnout rate.

At the time of disposal, it was determined it was not probable the earnout receivable existed and had been incurred nor was the amount reasonably estimable. Therefore, the Company excluded this from the gain on sale in 2018 and recorded any additional consideration from the earnout in the period in which it was received. As of December 31, 2019, $0.8 million was recorded in Other income as cash received from the earnout.
The disposal of the DR channel met the criteria of a discontinued operation as it represented a strategic shift that has a major effect on the Company’s operations and financial results. The impact of the disposition is reported within Income from discontinued operations, net of tax, within the consolidated statements of operations.
The following presents major classes of line items constituting the net income from discontinued operations for the year ended December 31, 2018 (in thousands):
Year Ended December 31, 2018
Gain on loans, net	$32,160
Loan fee income	5,932
Total Revenue	$38,092
Compensation and benefits	$(21,778)
Occupancy and equipment	(3,131)
General and administrative	(2,398)
Amortization and depreciation	(253)
Other expenses	(825)
Income before income tax expense	9,707
Income tax expense	(2,550)
Net income from discontinued operations	$7,157

HOME POINT CAPITAL INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
Note 6 - Mortgage Loans Held for Sale
The Company sells its originated mortgage loans into the secondary market. The Company may retain the right to service some of these loans upon sale through ownership of servicing rights. The following presents mortgage loans held for sale at fair value, by type, as of December 31, 2019 (in thousands):
	Year Ended December 31, 2019
	Unpaid Principal	Fair Value Adjustment	Total Fair Value
Conventional(1)	$454,225	$8,787	$463,012
Government(2)	1,052,638	38,388	1,091,026
Reverse(3)	275	(83)	192
Total	$1,507,138	$47,092	$1,554,230
(1)	Conventional includes FNMA and FHLMC mortgage loans.
(2)	Government includes GNMA mortgage loans (including Federal Housing Administration, Department of Veterans Affairs and United States Department of Agricultural mortgage loans).
(3)	Reverse loan presented in Mortgage loans held for sale on the consolidated balance sheets as a result of a repurchase
The Company had $8.3 million of unpaid principal balances, which had a fair value of $7.9 million, of mortgage loans held for sale on nonaccrual status at December 31, 2019.
The following presents mortgage loans held for sale at fair value, by type, as of December 31, 2018 (in thousands):
	Year Ended December 31, 2018
	Unpaid Principal	Fair Value Adjustment	Total Fair Value
Conventional(1)	$128,255	$2,932	$131,187
Government(2)	279,742	10,630	290,372
Reverse(3)	279	(84)	195
Total	$408,276	$13,478	$421,754
(1)	Conventional includes FNMA and FHLMC mortgage loans.
(2)	Government includes GNMA mortgage loans (including Federal Housing Administration, Department of Veterans Affairs and United States Department of Agricultural mortgage loans).
(3)	Reverse loan presented in Mortgage loans held for sale on the consolidated balance sheets as a result of a repurchase
The Company had $11.7 million of unpaid principal balances, which had a fair value of $10.9 million, of mortgage loans held for sale on nonaccrual status at December 31, 2018.
The following presents a reconciliation of the changes in mortgage loans held for sale to the amounts presented on the statements of cash flows is below (in thousands):
	Year Ended December 31,
	2019	2018
Fair value at beginning of period	$421,754	$847,897
Mortgage loans originated and purchased(1)	23,116,236	12,067,560
Proceeds on sales and payments received(1)	(22,003,004)	(12,448,060)
Change in fair value	33,643	(11,429)
Gain on Sale(2)	(14,399)	(34,214)
Fair value at end of period	$1,554,230	$421,754
(1)
This line as presented on the 2019 consolidated statements of cash flows excludes the portion related to HPMAC, which is included in Business acquisitions within Investing activities. The portion related to HPMAC is recorded on Business acquisitions, net of cash acquired line. This schedule contains HPMAC.

(2)	This line as presented on the consolidated statements of cash flows excludes OMSR and MSR hedging.

HOME POINT CAPITAL INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
Note 7 - Mortgage Servicing Rights
The Company sells residential mortgage loans in the secondary market and typically retains the right to service the loans sold.
The MSRs give the Company the contractual right to receive service fees and other remuneration in exchange for performing loan servicing functions on behalf of investors in mortgage loans and securities. Upon sale, an MSR asset is capitalized, which represents the current fair value of the future net cash flows that are expected to be realized for performing servicing activities.
The following presents an analysis of the changes in capitalized mortgage servicing rights during the years ended December 31, 2019 and 2018 (in thousands):
	Year Ended December 31,
	2019	2018
Balance at beginning of period	$532,526	$463,291
MSRs originated	273,628	170,692
MSRs purchased	1,528	7,044
MSRs sold	—	(40,939)
Changes in valuation model inputs	(133,997)	(9,903)
Change in cash payoffs and principal amortization	(98,650)	(57,659)
Balance at end of period	$575,035	$532,526
On July 31, 2018, the Company sold its ownership interest in certain MSRs in FNMA loans to an unrelated party. The Company evaluated the sale and determined that the transaction qualified for sale accounting as the Company did not retain servicing rights or protection provisions that would have resulted in the recognition of a liability.
The following presents the Company’s total capitalized mortgage servicing portfolio as of December 31, 2019 and 2018 (based on the UPB of the underlying mortgage loans) (in thousands):
	Year Ended December 31,
	2019	2018
Ginnie Mae	$24,611,487	$ 18,762,163
Fannie Mae	14,895,853	10,681,477
Freddie Mac	13,021,778	11,905,232
Other	71,428	74,953
Total mortgage servicing portfolio	$ 52,600,546	$ 41,423,825

MSR balance	$575,035	$532,526
MSR balance as % of unpaid mortgage principal balance	1.09%	1.29%
The following presents the key weighted average assumptions used in determining the fair value of the Company’s MSRs as of December 31, 2019 and 2018:
	Year Ended December 31,
	2019	2018
HPF Portfolio
Discount rate	9.75%	9.50%
Prepayment speeds	12.53%	9.44%
HPMAC Portfolio
Discount rate	10.37%	—
Prepayment speeds	13.30%	—

HOME POINT CAPITAL INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
The key assumptions used to estimate the fair value of the MSRs are discount rate and the Conditional Prepayment Rate (“CPR”). Increases in prepayment speeds generally have an adverse effect on the value of MSRs as the underlying loans prepay faster. In a declining interest rate environment, the fair value of MSRs generally decreases as prepayments increase. Decrease in prepayment speeds generally have a positive effect on the value of the MSRs as the underlying loans prepay less frequently. In a rising interest rate environment, the fair value of MSRs generally increases as prepayments decrease. Increases in the discount rate result in a lower MSR value and decreases in the discount rate result in a higher MSR value. MSR uncertainties are hypothetical and do not always have a direct correlation with each assumption. Changes in one assumption may result in changes to another assumption, which might magnify or counteract the uncertainties.
The following stresses the discount rate and prepayment speeds at two different data points as of December 31, 2019 and 2018 (in thousands):
	Discount Rate		Prepayment Speeds
	100 BPS Adverse Change	200 BPS Adverse Change	10% Adverse Change	20% Adverse Change
2019
HPF Portfolio	$(20,938)	$(40,288)	$(29,530)	$(56,176)
HPMAC Portfolio	(52)	(100)	(81)	(154)
2018
HPF Portfolio	(20,838)	(40,213)	(22,221)	(42,721)
The following presents information related to loans serviced as of December 31, 2019 and 2018 for which the Company has continuing involvement through servicing agreements (in thousands):
	Year Ended December 31,
	2019	2018
Total unpaid principal balance	$54,329,300	$41,895,379
Loans 30-89 days delinquent	1,308,095	1,068,685
Loans delinquent 90 or more days or in foreclosure	735,282	639,761
The following presents components of Loan servicing fees as reported in the Company’s consolidated statements of operations for the years ended December 31, 2019 and 2018 (in thousands):
	Year Ended December 31,
	2019	2018
Contractual servicing fees	$141,195	$118,096
Late fees	6,291	4,033
Other	(3,258)	(3,080)
Loan servicing fees	$144,228	$119,049
The Company held $44.0 million and $34.0 million of escrow funds within Other liabilities in the consolidated balance sheets for its customers for which it services mortgage loans as of December 31, 2019 and 2018, respectively.
Note 8 - Derivative financial instruments
The Company’s derivative instruments include but are not limited to forward mortgage-backed securities sales commitments, interest rate lock commitments, and other derivative instruments entered into to hedge MSRs’ fluctuations in fair value. The Company records derivative assets and liabilities and related cash margin on a gross basis, even when a legally enforceable master netting arrangement exists between the Company and the derivative counterparty.

HOME POINT CAPITAL INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
The following presents the outstanding notional balances for derivative instruments not designated as hedging instruments as of December 31, 2019 and 2018, respectively, (in thousands):
	Year Ended December 31, 2019
	Notional Value	Derivative Asset	Derivative Liability	Recorded Gain/(Loss)
Balance at December 31, 2019
Mortgage-backed securities forward trades	$3,350,161	$1,443	$5,634	$2,764
Interest rate lock commitments	3,171,868	25,618	—	17,424
Hedging Mortgage Servicing Rights	3,140,000	13,483	—	40,364
Margin		—	(3,372)
Derivatives before netting		$40,544	$2,262
Cash placed with counterparties, net			$3,372
	Year Ended December 31, 2018
	Notional Value	Derivative Asset	Derivative Liability	Recorded Gain/(Loss)
Balance at December 31, 2018
Mortgage-backed securities forward trades	$736,000	$28	$6,980	$(6,529)
Interest rate lock commitments	814,133	7,516	—	(4,980)
Hedging Mortgage Servicing Rights	863,021	11,446	—	19,464
Margin		—	(6,163)
Total		$18,990	$817

Cash placed with counterparties, net			$6,163
The following presents a summary of derivative assets and liabilities and related netting amounts (in thousands):
	Year Ended December 31, 2019
	Gross Amount of Recognized Assets (liabilities)	Gross Offset	Net Assets (Liabilities)
Balance at December 31, 2019
Derivatives subject to master netting agreements:
Assets:
Mortgage-backed securities forward trades	$1,443	$(1,061)	$382
Hedging mortgage servicing rights	1,005	(2)	1,003
Margin (cash placed with counterparties)	—	706	706
Liabilities:
Mortgage-backed securities forward trades	(5,632)	1,061	(4,571)
Hedging mortgage servicing rights	(2)	2	—
Margin (cash placed with counterparties)	3,372	(706)	2,666

Derivatives not subject to master netting agreements:
Assets:
Interest rate lock commitments	25,618		25,618
Hedging Mortgage Servicing Rights	12,478		12,478
Total derivatives
Assets	$40,544	$(357)	$40,187
Liabilities	$(2,262)	$357	$(1,905)

HOME POINT CAPITAL INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
	Year Ended December 31, 2018
	Gross Amount of Recognized Assets (liabilities)	Gross Offset	Net Assets (Liabilities)
Balance at December 31, 2018
Derivatives subject to master netting agreements:
Assets:
Mortgage-backed securities forward trades	$28	$(6)	$22
Hedging mortgage servicing rights	2,975	—	2,975
Margin (cash placed with counterparties)	—	639	639
Liabilities:
Mortgage-backed securities forward trades	(6,980)	6	(6,974)
Margin (cash placed with counterparties)	6,163	(639)	5,524
Derivatives not subject to master netting agreements:
Assets:
Interest rate lock commitments	7,517		7,517
Hedging Mortgage Servicing Rights	8,470		8,470
Total derivatives
Assets	$18,990	$633	$19,623
Liabilities	$(817)	$(633)	$(1,450)
For information on the determination of fair value, refer to Note 18, Fair Value Measurements.
Note 9 - Goodwill and Intangible Assets, net
The company recognized $3.1 million in Goodwill with the asset and stock acquisitions of Platinum Mortgage, Inc. in 2019. The Company’s other intangible assets relate to its acquisition of Stonegate Mortgage Corporation in 2017.
The following presents the changes to the carrying amount of goodwill (in thousands):
	Origination	Servicing	Total
Goodwill as of December 31, 2018	$5,604	$2,098	$7,702
Acquisitions	1,408	1,679	3,087
Goodwill as of December 31, 2019	$7,012	$3,777	10,789
As of December 31, 2019, $1.7 million of goodwill was deductible for income tax purposes.
The Company does not have any indefinite lived intangible assets other than goodwill as of December 31, 2019 and 2018. The following presents the Company’s finite-lived intangible assets (in thousands):
	Year Ended December 31, 2019
	Amortization Period (months)	Gross Carrying Value	Accumulated Amortization	Impairment Charges	Net Carrying Value
Customer relationships	36	$5,700	$(4,908)	—	$792
Lease intangible	84	1,330	(390)	(586)	354
Total finite-lived intangibles		7,030	$(5,298)	$(586)	$1,146
	Year Ended December 31, 2018
	Amortization Period (months)	Gross Carrying Value	Accumulated Amortization	Impairment Charges	Net Carrying Value
Customer relationships	36	$5,700	$(3,009)	—	$2,691

HOME POINT CAPITAL INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
	Year Ended December 31, 2018
	Amortization Period (months)	Gross Carrying Value	Accumulated Amortization	Impairment Charges	Net Carrying Value
Lease intangible	84	1,330	(300)	(466)	564
Total finite-lived intangibles		7,030	$(3,309)	$(466)	$3,255
Amortization expense was $2.0 million and $3.3 million and recorded in Depreciation and amortization expense in the consolidated statements of operations for the years ended December 31, 2019 and 2018, respectively. As of December 31, 2019, the remaining weighted average amortization period for intangible assets was 0.8 years.
The following presents amortization expense for each of the five succeeding fiscal years relating to these amortizable intangible assets as of December 31, 2019 (in thousands):
Year Ended December 31, 2019
2020	$873
2021	80
2022	80
2023	80
2024	33
$1,146
The Company performed its annual qualitative assessment of goodwill impairment as of October 1, 2019 and determined there was no indication of impairment. An impairment of $0.1 million and $0.5 million was identified and recognized within the All Other category during the years ended December 31, 2019 and 2018, respectively, for a lease intangible as a result of vacating a portion of the premises.
Note 10 - Other Assets
The following presents Other assets as of December 31, 2019 and 2018 (in thousands):
	Year Ended December 31,
	2019	2018
Prepaid expenses	$24,098	$23,983
Equity method investments	31,397	28,700
Deferred tax asset, net	20,667	11,531
Total	$76,162	$64,214
Equity method investment
On September 29, 2016 the Company acquired an interest in Longbridge Financial, LLC (“Longbridge”). As of December 31, 2019, HPC and EF Holdco Inc. owned a voting interest equal to approximately 49.7% each of the outstanding voting shares. Based on the post-close ownership structure of the total outstanding voting interests of Longbridge, HPC concluded that it did not own a controlling financial interest and, therefore, would not consolidate Longbridge in its financial statements and accounts for its investment as an equity method investment. The investment was initially recognized at cost and is adjusted for HPC’s share of Longbridge’s earnings or losses, contributions or distributions. HPC had a net investment of $31.3 million and $28.7 million in Longbridge as of December 31, 2019 and 2018, respectively recorded in Other assets on the Company’s consolidated balance sheets. HPC recorded income from the equity method investment of $2.7 million and of $0.2 million which was recorded in Income from equity investment in the consolidated statements of operations for the years ended December 31, 2019 and 2018, respectively.

HOME POINT CAPITAL INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
On April 30, 2019 Home Point Capital Title, LLC (“HP Title”), a wholly owned subsidiary of HPC, entered into a joint venture with Unisource Joint Ventures, LLC (“Unisource”) to create American Premier Lender Solutions, LLC (“APLS”). As of December 31, 2019, HP Title owned a voting interest equal to 50% of the outstanding voting shares. Based on the post-close ownership structure of the total outstanding voting interests of APLS, HP Title concluded that it did not own a controlling financial interest and, therefore, would not consolidate APLS in its financial statements and will account for its investment as an equity method investment, initially recognized at cost and adjusted for HP Title’s share of APLS’s earnings or losses, contributions and distributions. HP Title had a net investment of $0.1 million in APLS as of December 31, 2019 recorded in Other assets on the Company’s consolidated balance sheets. HP Title recorded income from the equity method investment of $0.1 million which was recorded in Income from equity investment in the consolidated statements of operations for the year ended December 31, 2019.
Note 11 - Property and Equipment, net
The following presents the principal categories of Property and equipment, net as of December 31, 2019 and 2018 (in thousands):
	Year Ended December 31,
	2019	2018
Computer and telephone	$10,546	$7,171
Office furniture and equipment	4,605	4,333
Leasehold improvements	5,286	4,949
Work-in-process for internal use software	1,748	79
Total	22,185	16,532
Less accumulated depreciation	(10,134)	(6,457)
Property and equipment, net	$12,051	$10,075
Depreciation expense of $3.8 million and $3.9 million was recognized within Depreciation and amortization expense in the consolidated statements of operations for the periods ended December 31, 2019 and 2018, respectively.
In addition, the Company has various cloud computing arrangements for web-based software applications and has capitalized the implementation costs. As of December 31, 2019 and 2018 the costs of these were $2.5 million and $1.8 million, respectively. As of December 31, 2019 and 2018 accumulated amortization was $0.7 million and $0.3 million, respectively.
Note 12 – Accounts Receivable, net
The following presents principal categories of Accounts receivable, net as of December 31, 2019 and 2018 (in thousands):
	Year Ended December 31,
	2019	2018
Servicing advance receivable	$53,531	$41,424
Servicing advance reserves	(4,308)	(4,609)
Servicing receivable-general	3,523	2,682
Interest on servicing deposits	1,105	1,006
Other	4,021	3,919
Accounts receivable, net at end of period	$57,872	$44,422
Servicing advances are an important component of the business and are amounts that the Company, as servicer, are required to advance to, or on behalf of, our servicing clients if such amounts are not received from borrowers. These amounts include principal and interest payments, property taxes and insurance premiums, and amounts to maintain, repair, and market real estate properties on behalf of our servicing clients. Most of our advances have the highest

HOME POINT CAPITAL INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
reimbursement priority such that the Company are entitled to repayment of the advances from the loan or property liquidation proceeds before most other claims on these proceeds. However, not all advances are collectable and an allowance for servicing advance reserves is recognized. This allowance represents management’s estimate of incurred losses and is maintained at a level that management considers adequate based upon continuing assessments of collectability, current trends, and historical loss experience.
The following presents changes to the servicing advance reserve for the years ended December 31, 2019 and 2018 (in thousands):
	Year Ended December 31,
	2019	2018
Servicing advance reserve, at beginning of period	($4,609)	($10,153)
Additions	(3,137)	(1,767)
Charge-offs	3,438	7,311
Servicing advance reserve, at end of period	($4,308)	($4,609)
Note 13 - Warehouse Lines of Credit
The Company maintains mortgage warehouse lines of credit arrangements with various financial institutions, primarily to fund the origination of mortgage loans. The Company held mortgage funding arrangements with seven separate financial institutions with a total maximum borrowing capacity of $1.8 billion and $1.2 billion at December 31, 2019 and 2018, respectively. Each mortgage funding arrangement is collateralized by the underlying mortgage loans.
The following presents the amounts outstanding, interest rates and maturity dates under the Company’s various mortgage funding arrangements as of December 31, 2019:
Year Ended December 31, 2019
	Interest Rate	Maturity Date	Collateral(8)	Balance at December 31, 2019
$300M Warehouse Facility(1)	One Month Libor + 1.50% or 3%	July 2020	Mortgage loans	$299.3 million
$300M Warehouse Facility(2)	One Month Libor + 1.75%*	September 2020	Mortgage loans	$292.5 million
$200M Warehouse Facility(3)	One Month Libor + 1.50%*	Evergreen	Mortgage loans	$143.0 million
$600M Warehouse Facility(4)	Weighted Average Coupon less 1% or 3.5%	May 2020	Mortgage loans	$501.8 million
$250M Warehouse Facility(5)	One Month Libor -0.55%	May 2020	Mortgage loans	$238.9 million
$0.8M Warehouse Facility(6)	Borrowing rate + debenture rate	Feb 2020	Mortgage loans	$0.8 million
$50M Warehouse Facility(7)	One Month Libor + 2.50% or 4.75%	Evergreen	Mortgage loans	$1.9 million
Total warehouse lines of credit				$1,478.2 million
*	Pricing incentives given for average utilization greater than a threshold.
(1)	Subsequent to December 31, 2019, this facility was amended with a maturity date of August 2021.
(2)	Subsequent to December 31, 2019, this facility was amended with a maturity date of September 2021 and an increased capacity up to $500 million.
(3)	Subsequent to December 31, 2019, this facility was amended with an increased capacity up to $300 million.
(4)
Subsequent to December 31, 2019, this facility was amended with a maturity date of May 2021 and an increased capacity up to $800 million. Additionally, the interest rate changed from weighted average coupon less 1% or 3.5% to weighted average coupon less 1% or 3%

HOME POINT CAPITAL INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(5)
Subsequent to December 31, 2019, this facility was amended with a maturity date of September 2021 and an increased capacity up to $500 million. Additionally, the interest rate changed from one month LIBOR + .55% to one month LIBOR + 1.5%.

(6)	Subsequent to December 31, 2019, this facility was not renewed upon maturity.
(7)	Subsequent to December 31, 2019, this facility was closed in May 2020.
(8)	The Company’s borrowings are 100% secured by the fair value of the mortgage loans held for sale at fair value.
The following presents the amounts outstanding, interest rates and maturity dates under the Company’s various mortgage funding arrangements as of December 31, 2018:
Year Ended December 31, 2018
	Interest Rate	Maturity Date	Collateral(1)	Balance at December 31, 2018
$200M Warehouse Facility	One Month Libor + 1.50%	July 2019	Mortgage loans	$65.1 million
$125M Warehouse Facility	One Month Libor + 1.75%	September 2019	Mortgage loans	$16.4 million
$100M Warehouse Facility	One Month Libor + 1.75%	Evergreen	Mortgage loans	$11.6 million
$600M Warehouse Facility	Weighted Average Coupon less 1.25%	May 2019	Mortgage loans	$233.3 million
$100M Warehouse Facility	One Month Libor + 0.25%	May 2019	Mortgage loans	$69.3 million
$8.3M Warehouse Facility	Borrowing rate + debenture rate	Evergreen	Mortgage loans	$8.3 million
$2M Warehouse Facility	Prime + 1.00% or 4.00% min	May 2019	Mortgage loans	$0.2 million
Total warehouse lines of credit				$404.2 million
(1)	The Company’s borrowings are 100% secured by the fair value of the mortgage loans held for sale.
The Company had a total outstanding balance on its warehouse facilities of $1.5 billion and $404.2 million at December 31, 2019 and 2018 respectively.
The Company’s warehouse facilities require the maintenance of certain financial covenants relating to net worth, profitability, available mortgage warehouse borrowing capacity, restrictions on indebtedness of the Company, and restrictions on payments of dividends. Among other covenants, certain warehouse facilities require the Company to maintain: (i) net worth of at least $275.0 million, (ii) minimum liquid assets of $25.0 million, (iii) maintenance of certain quarterly profitability levels, and (iv) a maximum Direct Endorsement Compare Ratio of 195%, as determined by the Federal Housing Administration.
As of December 31, 2019, the Company was in compliance with all warehouse facility covenants.
The following presents new warehouse lines opened in 2020:
$300M Warehouse Facility	June 2020
$400M Warehouse Facility	August 2020
$500M Warehouse Facility	October 2020
$50M Warehouse Facility (GNMA FHA EBO)	October 2020
$150M Gestation Facility	October 2020
Note 14 – Term Debt and Other Borrowings, net
The Company has a non-collateralized $10.0 million operating line of credit with Merchants Bank of Indiana. The line carries an interest rate of Prime, or a minimum of 4%, and renews annually in May. The Company also has a

HOME POINT CAPITAL INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
$70.0 million servicing advance facility with Merchants Bank of Indiana and is collateralized by servicing advances. The facility carries an interest rate of LIBOR plus 3.50% and matured in May of 2020 and was renewed through May 2021.
There are no covenant requirements for the operating line of credit and servicing advance facility.
In January 2019, the Company terminated its term loan agreement, the “Loan and Security Agreement,” with Canadian Pension Plan Investment Board (the “CPPIB Term Loan”), resulting in the recognition of a loss on extinguishment of $7.6 million due to recognition of $5.2 million of unamortized debt issuance costs and a $2.4 million prepayment penalty within Interest expense in the consolidated statements of operations. In order to terminate the CPPIB Term Loan, HPF, a wholly owned subsidiary of the Company, entered into a new debt agreement, the Credit Agreement, with Goldman Sachs (the “GS Line of Credit”) as the lender for a $350.0 million line of credit, collateralized by FNMA, FHLMC, and GNMA servicing advances, refinancing all the Company’s MSR-backed debt, and extinguishing the CPPIB Term Loan. The GS Line of Credit carries a 3-month LIBOR (floored at 1%) plus 3.25% and 3.75% annualized cost of funds for FNMA/FHLMC and GNMA servicing advances, respectively. Advance rates for FNMA/FHLMC collateral are 67.5% with a maximum advance rate of 77.5%, and the GNMA advance rate is 62.5% with a maximum advance rate of 72.5%. The Line of Credit has a three-year revolving period ending on January 31, 2022 followed by a one-year period during which the balance drawn must be repaid and no further amounts may be drawn down, which ends on January 31, 2023.
In November 2019, the company amended the terms of the GS Line of Credit, as executed by the Amended and Restated Credit Agreement, to increase maximum line size from $350.0 million to $500.0 million comprised of $450.0 million committed and $50.0 million uncommitted lines and to increase the advance rates for FNMA/FHLMC collateral to 72.5% and GNMA collateral to 65%. With the increase in line size and advance rates, pricing increased to 3.50% for FNMA/FHLMC borrowings and to 3.75% for GNMA borrowings. The changes to the GNMA advance rate and pricing will take effect upon acknowledgement and approval by GNMA.
The outstanding GS Line of Credit balance was $369.0 million and capitalized debt issuance costs for the transaction were $2.3 million as of December 31, 2019. The outstanding CPPIB Term Loan balance was $245.0 million and debt issuance costs were $5.3 million as of December 31, 2018.
The following presents the GS Line of Credit maturity schedule (in thousands):
Year Ended December 31, 2019

2020	$—
2021	—
2022	338,250
2023	30,750
2024 and Thereafter	—
$369,000
The Company’s GS Line of Credit requires the maintenance of certain financial covenants relating to net worth, liquidity, and indebtedness of the Company. As defined in the Amended and Restated Credit Agreement, among other covenants, the facility requires the Company to maintain: (i) a ratio of corporate debt to tangible net worth of less than 1.5x (ii) minimum liquid assets of $25.0 million, and (iii) tangible net worth of at least $275.0 million.
As of December 31, 2019, the Company was in compliance with all covenants.

HOME POINT CAPITAL INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
The following presents the amounts outstanding, interest rates and maturity dates under the Company’s various mortgage funding arrangements as of December 31, 2019:
Year Ended December 31, 2019
	Interest Rate	Maturity Date	Collateral	Balance at December 31, 2019
$10M Operating Line of Credit(1)	Prime or 4.00% min	May 2020	Mortgage loans	$10.0 million
$70M Servicing Advance Facility(2)	Libor +3.50%	May 2020	Servicing Advances	$48.2 million
$500M Line of Credit	3-month LIBOR (floored at 1%) plus 3.50% and 3.75% annualized cost of funds for FNMA/FHLMC and GNMA collateral	January 2023	Servicing Advances	$369.0 million
Total				$427.2 million
Debt issuance costs				$ (2.3) million
Term debt and other borrowings, net				$424.9 million
(1)	Subsequent to December 31, 2019, this facility was amended with a maturity date of May 2021. Additionally, the interest rate changed from Prime or 4.00% to Prime or 3.25%.
(2)	Subsequent to December 31, 2019, this facility was amended with a maturity date of June 2021 and an increased capacity up to $85 million.
The following summarizes the amounts outstanding, interest rates and maturity dates under the Company’s various mortgage funding arrangements as of December 31, 2018:
Year Ended December 31, 2018
	Interest Rate	Maturity Date	Collateral	Balance at December 31, 2018
$10M Operating Line of Credit	Prime or 4.00% min	May 2019	Mortgage loans	$10.0 million
$50M Servicing Advance Facility	Libor +3.50%	January 2019	Servicing Advances	$26.4 million
$250M Term Debt	One Month LIBOR (floored at 1%) + 7% annualized cost of funds	October 2022	Servicing Advances	$245.2 million
Total				$281.6 million
Debt issuance costs				$ (5.3) million
Term debt and other borrowings, net				$ 276.3 million
Note 15 - Commitments and Contingencies
Commitments to Extend Credit
The Company’s IRLCs expose the Company to market risk if interest rates change and the loan is not economically hedged or committed to an investor. The Company is also exposed to credit loss if the loan is originated and not sold to an investor and the customer does not perform. The collateral upon extension of credit typically consists of a first deed of trust in the mortgagor’s residential property. Commitments to originate loans do not necessarily reflect future cash requirements as some commitments are expected to expire without being drawn upon. Total commitments to originate loans were $3.2 billion and $814.1 million as of December 31, 2019 and 2018, respectively.

HOME POINT CAPITAL INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
Leases
The Company leases office space and equipment under non-cancelable operating leases expiring through 2025. Rent expense amounted to $4.3 million for the year ended December 31, 2019 and $9.0 million for the year ended December 31, 2018. Rent expense is recorded in Occupancy and equipment expense in the consolidated statements of operations.
The following presents future minimum rental payments under the leases having an initial or remaining non-cancelable term in excess of one year at December 31, 2019 (in thousands):
Year Ended December 31, 2019
2020	$7,512
2021	5,830
2022	4,814
2023	2,676
2024	1,634
Thereafter	854
Total	$23,320
Litigation
The Company is subject to various legal proceedings arising out of the ordinary course of business. There is a class action suit related to labor code violations for which a settlement has been reached. As of December 31, 2019, the Company had accrued $2.5 million and nothing further is expected to be incurred. Other than this suit, there were no current or pending claims against the Company which are expected to have a material impact on the Company's consolidated balance sheets, statements of operations, or cash flows.
Regulatory Contingencies
The Company is subject to periodic audits and examinations, both formal and informal in nature, from various federal and state agencies, including those made as part of regulatory oversight of our mortgage origination, servicing, and financing activities. Such audits and examinations could result in additional actions, penalties, or fines by state or federal governmental bodies, regulators, or the courts with respect to our mortgage origination, servicing, and financing activities, which may be applicable generally to the mortgage industry or to the company in particular. The Company did not pay any material penalties or fines during the years ended December 31, 2019 or 2018 and is not currently required to pay any such penalties or fines.
Note 16 - Regulatory Net Worth Requirements
The Company is subject to various regulatory capital requirements administered by the Department of Housing and Urban Development (“HUD”), which govern non-supervised, direct endorsement mortgagees. The Company is also subject to regulatory capital requirements administered by Ginnie Mae, Fannie Mae, and Freddie Mac, which govern issuers of Ginnie Mae, Fannie Mae, and Freddie Mac securities. Additionally, the Company is required to maintain minimum net worth requirements for many of the states in which it sells and services loans. Each state has its own minimum net worth requirement; these range from $0 to $1,000, depending on the state.
Failure to meet minimum capital requirements can result in certain mandatory and possibly additional discretionary remedial actions by regulators that, if undertaken, could (i) remove the Company’s ability to sell and service loans to, or on behalf of, the agencies and (ii) have a direct material effect on the Company’s consolidated financial statements. In accordance with the regulatory capital guidelines, the Company must meet specific quantitative measures of assets, liabilities, and certain off-balance sheet items calculated under regulatory accounting practices. Further, changes in regulatory and accounting standards, as well as the impact of future events on the Company’s results, may significantly affect the Company’s net worth adequacy.

HOME POINT CAPITAL INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
The Company is subject to the following minimum net worth, minimum capital ratio, and minimum liquidity requirements established by the Federal Housing Finance Agency for Fannie Mae and Freddie Mac Seller/Servicers, and Ginnie Mae for single family issuers.
Minimum Net Worth
The minimum net worth requirement for Fannie Mae and Freddie Mac is defined as follows:
•	Base of $2,500 plus 25 basis points of outstanding UPB for total loans serviced.
•	Adjusted/Tangible Net Worth comprises of total equity less goodwill, intangible assets, affiliate receivables, deferred tax assets and certain pledged assets.
The minimum net worth requirement for Ginnie Mae is defined as follows:
•	Base of $2,500 plus 35 basis points of the issuer’s total single-family effective outstanding obligations.
•	Adjusted/Tangible Net Worth comprises of total equity less goodwill, intangible assets, affiliate receivables, deferred tax assets and certain pledged assets.
Minimum Capital Ratio
For Fannie Mae, Freddie Mac and Ginnie Mae the Company is also required to hold a ratio of Adjusted/Tangible Net Worth to Total Assets greater than 10%.
Minimum Liquidity
The minimum liquidity requirement for Fannie Mae and Freddie Mac is defined as follows:
•	3.5 basis points of total Agency servicing.
•	Incremental 200 basis points of total nonperforming Agency, measured as 90 plus day delinquencies, servicing in excess of 6% of the total Agency servicing UPB.
•
Allowable assets for liquidity may include: cash and cash equivalents (unrestricted); available for sale or held for trading investment grade securities (e.g., Agency MBS, Obligations of GSEs, US Treasury Obligations); and unused/available portion of committed servicing advance lines.

The minimum liquidity requirement for Ginnie Mae is defined as follows:
•	Maintain liquid assets equal to the greater of $1,000 or 10 basis points of our outstanding single-family MBS.
The most restrictive of the minimum net worth and capital requirements require the Company to maintain a minimum adjusted net worth balance of $137,945 and $107,238 as of December 31, 2019 and 2018, respectively. As of December 31, 2019 and 2018, the Company was in compliance with this requirement.
The Company met all minimum net worth requirements to which it was subject as of December 31, 2019 and 2018.

HOME POINT CAPITAL INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
The following presents the Company’s required and actual net worth amounts:
Home Point Financial Corporation
	Adjusted Net Worth	Net Worth Required
HUD	$366,250	$2,500
Ginnie Mae	$366,250	$93,583
Fannie Mae	$366,250	$137,945
Freddie Mac	$366,250	$137,945
Various States	$366,250	$0 - 1,000
Home Point Mortgage Acceptance Corporation
	Adjusted Net Worth	Net Worth Required
HUD	$3,563	$2,500
Ginnie Mae	$3,563	$2,995
Fannie Mae	$3,563	$2,878
Freddie Mac	$3,563	$2,878
Various States	$3,563	$0 - 1,000
Note 17 - Representation and Warranty Reserve
Certain whole loan sale contracts include provisions requiring the Company to repurchase a loan if a borrower fails to make certain initial loan payments due to the acquirer or if the accompanying mortgage loan fails to meet customary representations and warranties. These representations and warranties are made to the loan purchasers about various characteristics of the loans, such as manner of origination, the nature and extent of underwriting standards applied, and the types of documentation being provided and typically are in place for the life of the loan. Additionally, the Company may receive relief of certain representations and warranty obligations on loans sold to FNMA or FHLMC on or after January 1, 2013 if FNMA or FHLMC satisfactorily concludes a quality control loan file review or if the borrower meets certain acceptable payment history requirements within 12 or 36 months after the loan is sold to FNMA or FHLMC. In the event of a breach of the representations and warranties, the Company may be required to either repurchase the loan or indemnify the purchaser for losses it sustains on the loan. The Company records a provision for estimated repurchases on loans sold, which is charged to Gain on loans, net in the consolidated statements of operations. The current unpaid principal balance of loans sold by the Company represents the maximum potential exposure to repurchases related to representations and warranties. Reserve levels are a function of expected losses based on historical experience and loan volume. While the amount of repurchases is uncertain, the Company considers the liability to be appropriate.
The following presents the activity of the outstanding repurchase reserves (in thousands):
	Year Ended December 31,
	2019	2018
Repurchase reserve, at beginning of period	$3,429	$4,199
Additions	4,276	1,367
Charge-offs	(3,741)	(2,137)
Repurchase reserves, at end of period	$3,964	$3,429
Note 18 - Fair Value Measurements
The Company uses fair value measurements to record certain assets and liabilities at fair value on a recurring basis, such as MSRs, derivatives, and mortgage loans held for sale. The Company has elected fair value accounting for loans held for sale and MSRs to more closely align the Company’s accounting with its interest rate risk strategies without having to apply the operational complexities of hedge accounting.

HOME POINT CAPITAL INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
The Company groups its assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:
Level Input:	Input Definition:
Level 1	Unadjusted, quoted prices in active markets for identical assets or liabilities.
Level 2
Prices determined using other significant observable inputs. Observable inputs are inputs that other market participants would use in pricing an asset or liability and are developed based on market data obtained from sources independent of the Company. These may include quoted prices for similar assets and liabilities, interest rates, prepayment speeds, credit risk and others.

Level 3
Prices determined using significant unobservable inputs. In situations where quoted prices or observable inputs are unavailable (for example, when there is little or no market activity), unobservable inputs may be used. Unobservable inputs reflect the Company's own assumptions about the factors that market participants would use in pricing the asset or liability and are based on the best information available in the circumstances.

An asset or liability’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.
While the Company believes its valuation methods are appropriate and consistent with those used by other market participants, the use of different methods or assumptions to estimate the fair value of certain financial statement items could result in a different estimate of fair value at the reporting date. Those estimated values may differ significantly from the values that would have been used had a readily available market for such items existed, or had such items been liquidated, and those differences could be material to the financial statements.
The following describes the methods used in estimating the fair values of certain consolidated financial statements items:
Mortgage Loans Held for Sale: The majority of the Company's mortgage loans held for sale at fair value are saleable into the secondary mortgage markets and their fair values are estimated using observable quoted market or contracted prices or market price equivalents, which would be used by other market participants. These saleable loans are considered Level 2. A smaller portion of the Company's mortgage loans held for sale consist of loans repurchased from the Government-Sponsored Enterprises (“GSEs”) that have subsequently been deemed to be non-saleable to GSEs when certain representations and warranties are breached. These loans, however, are saleable to other entities and are classified on the consolidated balance sheets as Mortgage loans held for sale. These repurchased loans are considered Level 3 at collateral value less estimated costs to sell the properties.
Derivative Financial Instruments: The Company estimates the fair value of IRLC based on the value of the underlying mortgage loan, quoted MBS prices and estimates of the fair value of the MSRs and the probability that the mortgage loan will fund within the terms of the interest rate lock commitment. The Company estimates the fair value of forward sales commitments based on quoted MBS prices. The average pull-through rate for IRLCs was 82% and 75% for the years ended December 31, 2019 and 2018 respectively. Given the significant and unobservable nature of the pull-through factor, IRLCs are classified as Level 3. The Company treats forward mortgage-backed securities sale commitments that have not settled as derivatives and recognizes them at fair value. These forward commitments will be fulfilled with loans not yet sold or securitized and new originations and purchases. The forward commitments allow the Company to reduce the risk related to market price volatility. These derivatives are not designated as hedging instruments; therefore, the Company reports the loss in fair value in Gain on loans, net in the consolidated statements of operations. These derivatives are classified as Level 2.
MSR-related derivatives represent a combination of derivatives used to offset possible adverse changes in the fair value of MSRs, which include options on swap contracts, interest rate swap contracts, and other instruments. These derivatives are not designated as hedging instruments; therefore, the Company reports the loss in fair value in Change in fair value of mortgage servicing rights in the consolidated statements of operations. The fair value of MSR-related derivatives is determined using quoted prices for similar instruments. These derivatives are classified as Level 2.

HOME POINT CAPITAL INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
Mortgage Servicing Rights: The Company uses a discounted cash flow approach to estimate the fair value of MSRs. This approach consists of projecting servicing cash flows discounted at a rate that management believes market participants would use in their determinations of value. The Company obtains valuations from an independent third party on a monthly basis to support the reasonableness of the fair value estimate. The key assumptions used in the estimation of the fair value of MSRs include prepayment speeds, discount rates, default rates, cost to service, contractual servicing fees, and escrow earnings, resulting in a Level 3 classification.
The following presents the major categories of assets and liabilities measured at fair value on a recurring basis (in thousands):
	Year Ended December 31, 2019
	Level 1	Level 2	Level 3	Total
Assets:
Mortgage loans held for sale	$—	$1,551,136	$—	$1,551,136
Mortgage loans held for sale – EBO	—	—	3,094	3,094
Derivative assets (IRLCs)	—	—	25,618	25,618
Derivative assets (MBS forward trades)	—	1,750	—	1,750
Derivative assets (MSRs)	—	13,176	—	13,176
Mortgage servicing rights	—	—	575,035	575,035
Total assets	$—	$1,566,062	$603,747	$2,169,809
Liabilities:
Derivative liabilities (MBS forward trades)	$—	$5,634	$—	$5,634
Total liabilities	$—	$5,634	$—	$5,634
	Year Ended December 31, 2018
	Level 1	Level 2	Level 3	Total
Assets:
Mortgage loans held for sale	$—	$416,522	$—	$416,522
Mortgage loans held for sale – EBO	—	—	5,232	5,232
Derivative assets (IRLCs)	—	—	7,517	7,517
Derivative assets (MBS forward trades)	—	28	—	28
Derivative assets (MSRs)	—	11,445	—	11,445
Mortgage servicing rights	—	—	532,526	532,526
Total assets	$—	$427,995	$545,275	$973,270
Liabilities:
Derivative liabilities (MBS forward trades)	$—	$6,980	$—	$6,980
Total liabilities	$—	$6,980	$—	$6,980
The following presents a reconciliation of Level 3 assets measured at fair value on a recurring basis (in thousands):
	Year Ended December 31, 2019
	MSRs	IRLC	EBO
Balance at beginning of period	$532,526	$7,517	$5,232
Purchases, Sales, Issuances, Contributions and Settlements	273,628	—	(1,358)
Change in fair value	(232,647)	18,101	(63)
Transfers In/Out(1)	1,528		(716)
Balance at end of period	$575,035	$25,618	$3,095

HOME POINT CAPITAL INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
	Year Ended December 31, 2018
	MSRs	IRLC	EBO
Balance at beginning of period	$463,291	$11,142	$9,670
Purchases, Sales, Issuances, Contributions and Settlements	129,753	—	(1,448)
Change in fair value	(67,562)	(3,625)	1,097
Transfers In/Out(1)	7,044		(4,087)
Balance at end of period	$532,526	$7,517	$5,232
(1)	Transfers In/Out represents acquired assets and assets transferred out due to reclassification as REO, foreclosure or claims.
The following presents an estimated fair value and UPB of mortgage loans held for sale that have contractual principal amounts and for which the Company has elected the fair value option. The fair value option was elected for mortgage loans held for sale as the Company believes fair value best reflects its expected future economic performance (in thousands):
	Fair Value	Principal Amount Due Upon Maturity	Difference(1)
Balance at December 31, 2019	$1,551,136	$1,507,139	$43,997
Balance at December 31, 2018	$416,522	$408,276	$8,246
(1)	Represents the amount of gains related to changes in fair value of items accounted for using the fair value option included in Gain on sale, net within the consolidated statements of operations.
The Company did not transfer any assets or liabilities between categories during the year ended December 31, 2019 other than the transfers between EBO loans to Other assets. The Company had no significant assets or liabilities measured at fair value on a nonrecurring basis at December 31, 2019 and 2018, respectively.
Fair Value of Other Financial Instruments: As of December 31, 2019, and December 31, 2018, all financial instruments were either recorded at fair value or the carrying value approximated fair value. For financial instruments that were not recorded at fair value, such as cash and cash equivalents, restricted cash, servicing advances, warehouse and operating lines of credit, and accounts payable, and accrued expenses, their carrying values approximated fair value due to the short-term nature of such instruments. For our long-term secured borrowings not recorded at fair value, the carrying value approximated fair value due to the collateralization of such borrowings.
Note 19 - Retirement Benefit Plans
The Company maintains 401(k) profit sharing plans covering substantially all employees. Employees may contribute amounts subject to certain IRS and plan limitations. The Company may make discretionary matching contributions, subject to certain limitations. During the years ended December 31, 2019 and 2018, the Company did not make any matching discretionary contributions.
Note 20 - Stock Options
The Home Point Capital LP 2015 Option Plan (the “Plan”) governs awards of stock options to key persons conducting business for HPC LP and its direct and indirect subsidiaries, including the Company. The Plan allows awards in the form of options that are exercisable into common units of HPC LP. The aggregate number of common units reserved for options under the Plan is 3,750,000 as of December 31, 2019 and 2018, respectively. Common units that are subject to an option under the Plan and remain unissued upon the cancellation, expiration, forfeiture, repurchase, redemption or termination of such option are available for award under the Plan. Unless otherwise specified in an applicable option agreement, 50% of options awarded are subject to time-vesting (“Time-vesting Options”) and 50% are subject to certain performance criteria (“Performance-vesting Options”). For options granted prior to March 31, 2016, Time-vesting Options vest 40% on the second anniversary of the grant date and 20% on each

HOME POINT CAPITAL INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
of the third through fifth anniversaries of the grant date. Time-vesting Options granted after March 31, 2016 either (1) vest 20% on each of the first through fifth anniversaries of the individual option agreement grant date, or (2) vest 40% on the second anniversary of the grant date and 20% on each of the third through fifth anniversaries of the grant date. Performance-vesting Options vest upon the consummation of the transfer of at least 20% of the common units held by the owners of HPC LP.
Options under the plan are granted for a fixed number of shares with an exercise price at least equal to the fair value of the shares at the grant date and are subject to forfeiture by the recipient. Unvested options are generally forfeited upon the recipient’s termination of employment and vested options remain exercisable for 90 days following termination of employment. Nonqualified stock options granted during the year ended December 31, 2019 vest over five years and have a term of ten years from the grant date. Stock options granted do not contain any voting or dividend rights prior to exercise. The Company recognizes compensation expense associated with the stock option grants using the straight-line method over the requisite service period. In 2018, the Company concluded that it is not reasonably probable that the performance criteria for the performance options will occur. The compensation expense for these options will be recognized when it becomes reasonably possible. The Company recognized $0.8 million and $0.4 million of compensation expense related to stock options within Compensation and benefits expense on the consolidated statements of operations for the years ended December 31, 2019 and 2018, respectively. For the year ended December 31, 2019, there was $2.1 million of unrecognized compensation expense related to outstanding and unvested (Time-vesting options and Performance-vesting options) stock options that are expected to vest and be recognized over a weighted-average period of 2.25 years. There was $2.6 million of unrecognized compensation expense for the year ended December 31, 2018. For the years ended December 31, 2019 and 2018, the number of options vested and exercisable were 736,388 and 527,000, respectively and the weighted-average exercise price of the options currently exercisable was $8.11 and $9.55, respectively. The remaining contractual term of the options currently exercisable was 7.15 years as of December 31, 2019.
The following presents the activity of the Company’s stock options:
	Number of Shares	Weighted Average Exercise Price	Weighted Average Contractual Life (Years)	Weighted Average Grant Date Fair Value
Outstanding at January 1, 2018	2,707,200	$10.00	8.07	$2.23
Granted	1,350,625	$10.26	9.55	$3.15
Exercised	(3,000)	$10.00	—	$3.07
Forfeited	(815,625)	$10.05	7.41	$2.59
Outstanding at December 31, 2018	3,239,200	$10.10	7.48	$2.52
Granted	427,500	$10.20	9.67	$1.88
Exercised	—	—	—	—
Forfeited	(374,825)	$10.05	6.15	$2.56
Outstanding at December 31, 2019	3,291,875	$10.12	7.15	$2.41

HOME POINT CAPITAL INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
The following presents a summary of the Company’s non-vested activity:
	Number of Shares	Weighted Average Grant Date Fair Value
Non-vested at January 1, 2018	2,361,600	$2.25
Granted	1,350,625	$3.15
Vested	(181,400)	$2.10
Exercised	(3,000)	$3.07
Forfeited	(815,625)	$2.59
Non-vested at December 31, 2018	2,712,200	$2.60
Granted	427,500	$1.88
Vested	(209,388)	$2.24
Exercised	—	—
Forfeited	(374,825)	$2.56
Non-vested at December 31, 2019	2,555,487	$2.46
The following presents assumptions used in the Black-Scholes option valuation model to determine the weighted-average fair value per stock option granted for the years ended December 31, 2019 and 2018:
	Years Ended December 31,
	2019	2018
Expected life (in years)	8.3	8.3
Risk-free interest rate	1.70%-2.59%	2.33%-2.95%
Expected volatility	23.3%	23.3%
Dividend yield	—	—
The expected life of each stock option is estimated based on its vesting and contractual terms. The risk-free interest rate reflected the yield on zero-coupon Treasury securities with a term approximating the expected life of the stock options. The expected volatility was based on an analysis of the historical volatilities of peer companies, adjusted for certain characteristics specific to the Company. The Company applied an estimated forfeiture rate of 15% as of December 31, 2019 and 2018, respectively.
Note 21 - Income Taxes
The following presents the components of Income tax (benefit) for the years ended December 31, 2019 and 2018 (in thousands):
	Year Ended December 31, 2019
	Federal	State	Total
Current	$(378)	$22	$(356)
Deferred	(6,658)	(2,486)	(9,144)
Total income tax expense (benefit)	$(7,036)	$(2,464)	$(9,500)
	Year Ended December 31, 2018
	Federal	State	Total
Current	$(887)	$—	$(887)
Deferred	(5,296)	(1,752)	(7,048)
Total income tax expense (benefit)	$(6,183)	$(1,752)	$(7,935)

HOME POINT CAPITAL INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
The following presents a reconciliation of the Income tax (benefit) recorded on the Company’s consolidated statements of operations to the expected statutory federal corporate income tax rates for the years ended December 31, 2019 and 2018 (in thousands):
	Years Ended December 31,
	2019	2018
Income/(Loss) before income taxes	$(41,412)	$(42,048)
Statutory federal income tax (21%)	(8,697)	(8,830)
State income tax expense, net of federal tax	(2,073)	(2,185)
Change in valuation allowance	(64)	(581)
Impact of tax rate change	54	924
Impact of equity investments	705	55
Other	575	132
Total income tax expense (benefit)	$(9,500)	$(10,485)
Effective tax rate	22.9%	24.9%
The following presents the components of the Company’s net deferred tax assets (liabilities) at December 31 (in thousands):
	Years Ended December 31,
	2019	2018
Deferred tax asset
Federal NOL carryforward	$62,988	$60,069
State NOL carryforward	14,062	13,551
Installment sale – Natty Mac	—	24,473
Interest expense	—	1,330
Other	5,873	5,208
Total deferred tax asset	82,923	104,631
Deferred tax liability
MSR	(49,205)	(88,647)
Derivatives	(6,687)	(1,975)
Investment in Longbridge	(4,457)	—
Other	—	(507)
Total deferred tax liability	(60,349)	(91,129)
Valuation Allowance	(1,907)	(1,971)
Net tax asset	$20,667	$11,531
The Company is required to establish a valuation allowance for deferred tax assets and record a charge to income if it is determined, based on available evidence at the time the determination is made, that it is more likely than not that some portion or all of the deferred tax asset will not be realized. The Company’s analysis focuses on identifying significant, objective evidence that it will more likely than not be able to realize its deferred tax assets in the future. The Company considers both positive and negative evidence when evaluating the need for a valuation allowance, which is highly judgmental and requires subjective weighting of such evidence.
The Company concluded that, with the exception of a valuation allowance of $1.9 million and $2 million related to state NOLs as of December 31, 2019 and 2018, no other valuation allowance was required. As of December 31, 2019, the Company’s deferred tax asset includes federal and state net operating loss (NOL) carryforwards of $63.0 million

HOME POINT CAPITAL INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
and $14.1 million, respectively. The majority of these loss carryforwards expire in 2035 through 2037. The NOLs generated after 2017 carryforward indefinitely and are subject to a limit of 80% of taxable income. Certain of the company’s NOLs are subject to limitation under IRC §382, limiting the Company’s ability to utilize the full NOL in any given period.
Unrecognized tax benefits are recognized related to tax positions included in (i) previously filed income tax returns and (ii) financial results expected to be included in income tax returns to be filed for periods through the date of the Consolidated Financial Statements. The Company recognizes tax benefits from uncertain income tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authority based on the technical merits of the position. An uncertain income tax position that meets the “more likely than not” recognition threshold is then measured to determine the amount of the benefit to recognize. The Company did not have any uncertain tax positions as of December 31, 2019 or 2018, respectively.
The Company recognizes interest and penalties in operating expenses. The Company did not incur any material tax related interest or penalties in 2019 or 2018. There was no estimated liability for the potential payment of interest and penalties included in the liability for unrecognized income tax benefits as of December 31, 2019 and 2018.
The company is subject to examination by the Internal Revenue Service as well as various state and local tax authorities for the tax years ending December 31, 2019, 2018, and 2017.
Note 22 – Segments
Management has organized the Company into two reportable segments based primarily on its services as follows: (1) Origination and (2) Servicing. The key factors used to identify these reportable segments is how the CODM monitors performance, allocates capital, and makes strategic and operational decisions that aligns with the Company and Company's internal operations. The Origination segment consists of a combination of retail and third-party loan production options. The Servicing segment performs loan servicing for both newly originated loans the Company is holding for sale and loans the Company services for others.
Origination
In the Origination segment, the Company originates and sells residential real estate mortgage loans in the United States through the consumer direct third party originations, and correspondent channels that offer a variety of loan programs that support the financial needs of the borrowers. In each of the channels, the Company’s primary source of revenue is the difference between the cost of originating or purchasing the loan and the price which the loan is sold to investors as well as the fair value of originated MSRs and hedging gains and losses. Loan origination fees and interest income earned on loans held pending sale or securitization are also included in the revenues for this segment.
Servicing
In the Servicing segment, the Company generates revenue through contractual fees earned by performing daily administrative and management activities for mortgage loans. These activities include collecting loan payments, remitting payments to investors, sending monthly statements, managing escrow accounts, servicing delinquent loan work-outs, and managing and disposing of foreclosed properties. Servicing our customers is primarily conducted in-house.
Other Information About Our Segments
The Company's CODM evaluates performance, makes operating decisions, and allocates resources based on the Company's contribution margin. Contribution margin is the Company’s measure of profitability for its two reportable segments. Contribution margin is defined as revenue from Gain on sale, net, Loan fee income, Loan servicing fees, Change in fair value of MSRs, Interest income, and Other income (which includes Income from equity method investment) adjusted for the change in fair value attributable to valuation assumptions of MSRs and less directly attributable expenses. The accounting policies applied by our segments are the same as those described in Note 2,

HOME POINT CAPITAL INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
Basis of Presentation and Significant Accounting Policies and the decrease in MSRs due to valuation assumptions is consistent with the changes described in Note 7, Mortgage Servicing Rights. Directly attributable expenses include salaries, commissions and team member benefits, general and administrative expenses, and other expenses, such as servicing costs and origination costs. Direct operating expenses incurred in connection with the activities of the segments are included in the respective segments.
The Company does not allocate assets to its reportable segments as they are not included in the review performed by the CODM for purposes of assessing segment performance and allocating resources. The balance sheet is managed on a consolidated basis and is not used in the context of segment reporting. In addition, the Company does not enter into transactions between its reportable segments.
The Company also reports an “All Other” category that includes unallocated corporate expenses, such as IT, finance, and human resources. These operations are neither significant individually or in aggregate and therefore do not constitute a reportable segment.
The Company previously reported its discontinued operation in the Origination segment. The Origination segment is presented below excluding the effect of discontinued operations and a reconciliation is provided to Loss from continuing operations before income tax as shown on the consolidated statements of operations.
The following tables present the key operating data for our business segments (in thousands):
	Year Ended December 31, 2019
	Origination	Servicing	Segments Total	All Other	Total	Reconciliation Item(1)	Total Consolidated
Revenue
Gain on sale, net	$200,646	$(1,145)	$199,501	$—	$199,501		$199,501
Loan fee income	32,072	—	32,072	40	32,112		32,112
Loan servicing fees	(846)	145,074	144,228	—	144,228		144,228
Change in FV of MSRs	—	(173,134)	(173,134)	—	(173,134)		(173,134)
Interest income	2,697	18,883	21,580	(27,721)	(6,141)		(6,141)
Other income	—	13	13	5,847	5,847	(2,701)	3,159
Total U.S. GAAP Revenue	$234,569	$(10,309)	$224,260	$(21,834)	$202,426	$(2,701)	$199,725
Contribution margin	$89,456	$24,593	$114,049	$(78,278)	$35,771
(1)
The Company includes the income from its equity method investments in the All Other category. In order to reconcile to Total net revenue on the consolidated statements of operations, it must be removed as is presented above.

	Year Ended December 31, 2018
	Origination	Servicing	Segments Total	All Other	Total	Reconciliation Item(1)	Total Consolidated
Revenue
Gain on sale, net	$84,127	$(59)	$84,068	$—	$84,068		$84,068
Loan fee income	18,462	—	18,462	1,141	19,603		19,603
Loan servicing fees	—	119,049	119,049	—	119,049		119,049
Change in FV of MSRs	—	(47,312)	(47,312)	—	(47,312)		(47,312)
Interest income	6,028	2,228	8,256	(20,563)	(12,307)		(12,307)
Other income	44	(98)	(54)	1,419	1,365	(209)	1,156
Total U.S. GAAP Revenue	$108,661	$73,808	$182,469	$(18,003)	$164,466	$(209)	$164,257
Contribution margin	$251	$26,180	$26,431	$(78,618)	$(52,187)
(1)
The Company includes the income from its equity method investments in the All Other segment. In order to reconcile to Total net revenue on the consolidated statements of operations, it must be removed as is presented above.

HOME POINT CAPITAL INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
The following table presents a reconciliation of segment contribution margin to consolidated U.S. GAAP Loss from continuing operations before income tax (in thousands):
	Years Ended December 31,
	2019	2018
Loss from continuing operations before income tax	$(41,411)	$(42,048)
Decrease (increase) in MSRs due to valuation assumptions	74,481	(10,348)
Income from equity method investment	2,701	209
Contribution margin, excluding change in MSRs due to valuation assumption	$35,771	$(52,187)
Note 23 – Condensed Financial Information of Registrant (Parent Company Only)
Home Point Capital Inc.
(Parent Company Only)
Condensed Balance Sheet
(in thousands)
	December 31,
	2019	2018
Cash and cash equivalents	$202	$460
Investment in subsidiary	380,961	409,068
Equity method investment	31,283	28,701
Other assets	486	566
Total assets	$412,932	$438,795
Accounts payable	$2,137	$24
Deferred tax liabilities	483	—
Total liabilities	2,620	24

Equity:
Common stock (100 shares issued and outstanding, par value $.01 per share)	—	—
Additional paid in capital	454,861	454,110
Accumulated deficit	(44,549)	(15,339)
Total liabilities and equity	$412,932	$438,795
Home Point Capital Inc.
(Parent Company Only)
Condensed Statement of Operations
(in thousands)
	Years Ended December 31,
	2019	2018
Interest income	$3	$3
Net loss of subsidiaries	(30,873)	(24,494)
Total loss	$(30,870)	$(24,491)
Total expenses	390	(201)
Income (loss) before tax	(31,260)	(24,290)
Income tax provision	(651)	(116)
Income from equity method investments	2,701	209
Total net loss	$(29,210)	$(24,197)

HOME POINT CAPITAL INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
Home Point Capital Inc.
(Parent Company Only)
Condensed Statement of Cash Flow
(in thousands)
	Years Ended December 31,
	2019	2018
Cash flows from operating activities:
Net Income	$(29,210)	$(24,197)
Adjustments to reconcile net loss to net cash used in operating activities:
Net loss of subsidiaries	30,873	24,494
Depreciation	—	13
(Gain) on equity investment	(2,701)	(2,709)
Decrease in deferred taxes, net	1,032	51
Increase in prepaid expenses and other assets	(468)	(1,428)
(Decrease) increase in accounts payable and other assets	2,113	(282)
Total operating cash flows	$1,639	$(4,058)

Cash flows from investing activities:
Purchases of property and equipment, net of disposals	—	23
Investment in subsidiaries	(1,896)	(38,944)
Total investing cash flows	$(1,896)	$ (38,921)

Cash flows from financing activities:
Capital contributions from parent	—	42,970
Investment in subsidiaries
Total net cash (used in) provided by financing activities	$—	$42,970

Net increase in cash, cash equivalents and restricted cash	$(257)	$(9)
Cash, cash equivalents and restricted cash at beginning of period	$460	$469
Cash, cash equivalents and restricted cash at end of period	$203	$460

Cash paid for interest	—	—
Cash paid for income taxes	—	54
Basis of Presentation
The parent company financial statements should be read in conjunction with the Company’s consolidated financial statements and the accompanying notes thereto. For purposes of this condensed financial information, the Company’s wholly owned and majority owned subsidiaries are separate and distinct from HPC.
Since the restricted net assets of Home Point Capital Inc. and its subsidiaries exceed 25% of the consolidated net assets of the Company and its subsidiaries, the accompanying condensed parent company financial statements have been prepared in accordance with Rule 12-04, Schedule 1 of Regulation S-X. This information should be read in conjunction with the accompanying consolidated financial statements.
Dividends from Subsidiaries
There were no cash dividends paid to Home Point Capital Inc. from the Company’s consolidated subsidiaries during each of the years ended December 31, 2019 and 2018.

HOME POINT CAPITAL INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
Restricted Payments
As discussed in the Note 13, Warehouse Lines of Credit, HPC is party to credit facilities that require the maintenance of certain financial covenants relating to net worth, profitability, available mortgage warehouse borrowing capacity, restrictions on indebtedness of the Company, and restrictions on payments of dividends. The restriction on dividend payments may be released with consent from the creditors.
Note 24 – Concentrations of Risk
Concentration of Credit Risk: Financial instruments, which potentially subject the Company to credit risk, consist of cash and cash equivalents, derivatives, and mortgage loans held for sale.
Credit risk is reduced by the Company’s underwriting standards, monitoring pledged collateral, and other in-house monitoring procedures performed by management. The Company’s credit exposure for amounts due from investors and derivative related receivables is minimized since its policy is to sell mortgages only to highly reputable and financially sound financial institutions.
Concentrations
The Company originated or purchased loans in 50 states and the District of Columbia, with significant activity (approximately 5% or greater of total originations) in the following states:
Percentage of Origination
2019
State:
California	22.9%
Florida	7.0%
New Jersey	5.2%
2018
State:
California	22.2%
Florida	9.7%
New Jersey	8.3%
Illinois	7.0%
The total unpaid principal balance of the servicing portfolio, including mortgage loans held for sale, was approximately $54.3 billion and $41.9 billion as of December 31, 2019 and 2018, respectively. The unpaid principal balance of loans originated by the Company and sold with servicing retained was $21.4 billion and $11.2 billion as of December 31, 2019 and 2018, respectively. The Company serviced loans in 50 states and the District of Columbia, with significant activity (approximately 5% or greater of total servicing) in the following states:
Percentage of Servicing Unpaid Principal Balance
2019
State:
California	19.35%
Florida	7.24%
New Jersey	7.08%
Illinois	5.27%
2018
State:
California	20.21%
Florida	6.89%
New Jersey	7.98%
Illinois	5.76%

HOME POINT CAPITAL INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
Significant Customers
Residential mortgage loans are sold through one of the following methods: (i) sales to or pursuant to programs sponsored by Fannie Mae, Freddie Mac and Ginnie Mae, or (ii) sales to private investors. For the years ended December 31, 2019 and 2018, 96% and 97%, respectively, of mortgage loans sales were to Government Sponsored Entities (“GSEs”) and the remaining 4% and 3%, respectively, were sold to private investors.
The following presents newly originated loans that the Company sold to investors or transferred into GNMA securitization pools (in thousands):
	Years Ended December 31,
	2019		2018
GNMA	$ 10,066,347	47.5%	$5,000,967	41.6%
FNMA	6,609,090	31.2%	2,684,593	22.0%
FHLMC	3,691,617	17.4%	3,994,671	33.3%
Other	816,779	3.9%	368,447	3.1%
	$ 21,183,833	100%	$ 12,012,678	100%
Note 25 – Related Parties
The Company entered into transactions and agreements to purchase various services, and products from certain shareholder subsidiaries of the parent company, Home Point Capital LP. The services range from valuation services of mortgage servicing rights, insurance brokerage services, and loan review services for certain loan originations. The Company incurred expenses of $2.2 million and $2.0 million, in the years ended December 31, 2019 and 2018, respectively, for products, services, and other transactions, which are included in Occupancy and equipment, General and administrative and Other expenses in the consolidated statements of operations.
Note 26 – Subsequent Events
The Company has evaluated subsequent events through the date these consolidated financial statements were available to be issued.
Dividend payment (unaudited)
On September 30, 2020, the Company declared a dividend which was paid on October 5, 2020, in the amount of $154.5 million to its direct parent, HPLP. Upon receipt from HPC, HPLP distributed the amount to its shareholders which received $3.00 per share. The following unaudited pro forma balance sheet line items as of December 31, 2019 reflect the dividend as if such dividend was declared on December 31, 2019 (in thousands):
	As Reported December 31, 2019	Dividends Adjustment(1)	Pro Forma
Accounts payable and accrued expenses	$39,793	154,500	194,239
Total liabilities	$ 2,498,455	154,500	2,652,955
Total shareholder’s equity	$410,312	(154,500)	255,812
(1)
The Company paid a dividend on October 5, 2020 of $154.5 million, which was fully funded through the use of cash on hand. For purposes of the unaudited pro forma combined balance sheets, the payment of the dividend is reflected as a reduction to shareholders’ equity of $154.5 million and the recognition of a payable of $154.5 million.

COVID-19
In December 2019, a novel strain of coronavirus, commonly referred to as COVID-19 (“COVID-19”), emerged in Wuhan, Hubei Province, China and has since spread. In March 2020, the World Health Organization (WHO) categorized COVID-19 as a pandemic and the COVID-19 outbreak was declared a national emergency. In response

HOME POINT CAPITAL INC. & SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
to the COVID-19 pandemic, on March 27, 2020, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) was enacted and signed into law. The CARES Act allows borrowers with federally backed loans to request a temporary mortgage forbearance. The CARES Act imposes several new compliance obligations on mortgage servicing activities, including, but not limited to mandatory forbearance offerings, altered credit reporting obligations, and moratoriums on foreclosure actions and late fee assessments. Many states have taken similar measures to provide mortgage payment and other relief to consumers, which create additional complexity around mortgage servicing compliance activities. The Company did not incur significant disruptions through the time of the issuance of these financial statements. While the Company has not experienced a material adverse effect on its results of operations, financial position, or liquidity due to COVID-19, it is difficult to predict what the ongoing impact of the pandemic will be on the economy, the Company’s customers or its business. However, the Company is unaware of any known adverse material risk or event that should be recognized in the financial statements at this time. If the pandemic continues, it may have a material adverse effect on the Company’s results of future operations, financial position, and liquidity in fiscal year 2020.

Home Point Capital Inc.
Common Stock
Prospectus
Through and including   , 2021 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13.	Other Expenses of Issuance and Distribution.
The following table itemizes the expenses incurred by us in connection with the issuance and registration of the securities being registered hereunder (excluding the underwriters’ discount and commission). All amounts shown are estimates except for the SEC registration fee, the FINRA filing fee and the listing fee.
Amount to be paid
SEC registration fee	$ *
FINRA filing fee	*
listing fee	*
Legal fees and expenses	*
Accounting fees and expenses	*
Printing and engraving expenses	*
Transfer agent and registrar fees	*
Miscellaneous fees and expenses	*
Total	$*
*	To be completed by amendment.
Item 14.	Indemnification of Directors and Officers.
Section 102(b)(7) of the Delaware General Corporation Law, or the DGCL, allows a corporation to provide in its certificate of incorporation that a director of the corporation will not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except where the director breached the duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation will provide for this limitation of liability.
Section 145 of the DGCL, or Section 145, provides, among other things, that a Delaware corporation may indemnify any person who was, is or is threatened to be made, party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful. A Delaware corporation may indemnify any persons who were or are a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, provided further that no indemnification is permitted without judicial approval if the officer, director, employee or agent is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys’ fees) which such officer or director has actually and reasonably incurred.
Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would otherwise have the power to indemnify such person under Section 145.
We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.
Our amended and restated bylaws will provide that we must indemnify, and advance expenses to, our directors and officers to the full extent authorized by the DGCL. We also intend to enter into indemnification agreements with our directors, which agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.
The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our amended and restated certificate of incorporation, our amended and restated bylaws, agreement, vote of stockholders or disinterested directors or otherwise. Notwithstanding the foregoing, we shall not be obligated to indemnify a director or officer in respect of a proceeding (or part thereof) instituted by such director or officer, unless such proceeding (or part thereof) has been authorized by our board of directors pursuant to the applicable procedure outlined in the amended and restated bylaws.
Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, may be held jointly and severally liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time may avoid liability by causing his or her dissent to such actions to be entered in the books containing the minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.
The underwriting agreement we will enter into in connection with the offering of common stock being registered hereby will provide for indemnification by the underwriters of us and our officers and directors, and by us of the underwriters, for certain liabilities arising under the Securities Act or otherwise in connection with this offering.
Insofar as the forgoing provisions permit indemnification of directors, executive officers, or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Item 15.	Recent Sales of Unregistered Securities.
None.
Item 16.	Exhibits and Financial Statement Schedules.
(A)	Exhibits.
Exhibit Number	Description
1.1*	Form of Underwriting Agreement.
3.1*	Form of Amended and Restated Certificate of Incorporation of the Registrant.
3.2*	Form of Amended and Restated Bylaws of the Registrant.
4.1*	Specimen Stock Certificate evidencing shares of Common Stock.
4.2*	Form of Registration Rights Agreement among the Registrant and certain of its stockholders.
5.1*	Opinion of Simpson Thacher & Bartlett LLP.
10.1*+	Master Participation Agreement, dated as of May 31, 2017, by and between Home Point Financial Corporation, as seller, and Merchants Bank of Indiana, as participant.
10.1.1*+	Confirmation and Amendment of Participation Agreement, dated as of May 29, 2020, by and between Home Point Financial Corporation, as seller, and Merchants Bank of Indiana, as participant.
10.2*+
Master Repurchase Agreement and Securities Contract, dated as of June 3, 2020, by and between Home Point Financial Corporation, as seller, Morgan Stanley Bank, N.A., as buyer, and Morgan Stanley Mortgage Capital Holdings LLC, as agent.

Exhibit Number	Description
10.3*+
Master Loan Purchase and Servicing Agreement (EBO Program), dated as of August 6, 2020, by and between Texas Capital Bank, National Association, as purchaser, and Home Point Financial Corporation, as seller.

10.4*+
Master Repurchase Agreement, dated as of October 23, 2020, by and among Credit Suisse First Boston Mortgage Capital LLC, as administrative agent, Credit Suisse AG, as buyer, Alpine Securitization LTD, as buyer, the other buyers from time to time party thereto, Home Point Financial Corporation, as seller, and each underlying entity joined thereto from time to time.

10.5*+	Amended and Restated Loan and Security Agreement, dated as of April 23, 2018, by and between Merchants Bank of Indiana, as lender, and Home Point Financial Corporation, as borrower.
10.5.1*	Confirmation and Amendment of Loan Documents, dated as of April 15, 2020, by and between Merchants Bank of Indiana, as lender, and Home Point Financial Corporation, as borrower.
10.5.2*+	Confirmation and Amendment of Loan Documents, dated as of May 29, 2020, by and between Merchants Bank of Indiana, as lender, and Home Point Financial Corporation, as borrower.
10.5.3*	Confirmation and Amendment of Loan Documents, dated as of September 30, 2020, by and between Merchants Bank of Indiana, as lender, and Home Point Financial Corporation, as borrower.
10.6*+	Mortgage Warehouse Agreement, dated as of August 5, 2020, by and between Home Point Financial Corporation, as seller, and Texas Capital Bank, National Association.
10.6.1*
Addendum to Mortgage Warehouse Agreement (New York Committed Facility), effective as of September 2, 2020, by and between Home Point Financial Corporation, as seller, and Texas Capital Bank, National Association.

10.7*+
Amended and Restated Master Repurchase Agreement, dated as of September 18, 2020, by and among Home Point Financial Corporation, as seller, TIAA, FSB, as administrative agent and a buyer, and the other buyers from time to time party thereto.

10.8*+	Master Repurchase Agreement, dated as of October 28, 2015, by and between UBS Bank USA, as buyer, and Home Point Financial Corporation, as seller.
10.8.1*	Amendment No. 1 to Master Repurchase Agreement, dated as of May 4, 2016, by and between UBS Bank USA, as buyer, and Home Point Financial Corporation, as seller.
10.8.2*+
Assignment and Amendment No. 2 to Master Repurchase Agreement and Assignment and Amendment No. 8 to Pricing Letter, dated September 15, 2016, by and among Home Point Financial Corporation, as seller, UBS Bank USA, as assignor, and UBS AG, as assignee.

10.8.3*+	Amendment No. 3 to Master Repurchase Agreement, dated as of September 28, 2016, by and between UBS AG, as buyer, and Home Point Financial Corporation, as seller.
10.8.4*+	Amendment No. 4 to Master Repurchase Agreement, dated as of January 5, 2017, by and between UBS AG, as buyer, and Home Point Financial Corporation, as seller.
10.8.5*	Amendment No. 5 to Master Repurchase Agreement, dated as of October 6, 2017, by and between UBS AG, as buyer, and Home Point Financial Corporation, as seller.
10.8.6*	Amendment No. 6 to Master Repurchase Agreement, dated as of November 9, 2017, by and between UBS AG, as buyer, and Home Point Financial Corporation, as seller.
10.8.7*+	Amendment No. 7 to Master Repurchase Agreement, dated as of May 7, 2018, by and between UBS AG, as buyer, and Home Point Financial Corporation, as seller.
10.8.8*+	Amendment No. 8 to Master Repurchase Agreement, dated as of July 16, 2018, by and between UBS AG, as buyer, and Home Point Financial Corporation, as seller.
10.8.9*	Amendment No. 9 to Master Repurchase Agreement, dated as of October 19, 2018, by and between UBS AG, as buyer, and Home Point Financial Corporation, as seller.
10.8.10*	Amendment No. 10 to Master Repurchase Agreement, dated as of February 25, 2019, by and between UBS AG, as buyer, and Home Point Financial Corporation, as seller.
10.8.11*	Amendment No. 11 to Master Repurchase Agreement, dated as of September 20, 2019, by and between UBS AG, as buyer, and Home Point Financial Corporation, as seller.
10.8.12*+	Amendment No. 12 to Master Repurchase Agreement, dated as of December 12, 2019, by and between UBS AG, as buyer, and Home Point Financial Corporation, as seller.

Exhibit Number	Description
10.8.13*+	Amendment No. 13 to Master Repurchase Agreement, dated as of July 6, 2020, by and between UBS AG, as buyer, and Home Point Financial Corporation, as seller.
10.8.14*	Amendment No. 14 to Master Repurchase Agreement, dated as of September 18, 2020, by and between UBS AG, as buyer, and Home Point Financial Corporation, as seller.
10.8.15*+	Amendment No. 15 to Master Repurchase Agreement, dated as of October 6, 2020, by and between UBS AG, as buyer, and Home Point Financial Corporation, as seller.
10.9*+	Master Repurchase Agreement and Securities Contract, dated as of November 23, 2015, by and between Wells Fargo Bank, N.A., as buyer, and Home Point Financial Corporation, as seller.
10.10*+	Master Repurchase Agreement, dated as of October 1, 2020, by and between Amherst Pierpont Securities LLC, as buyer, and Home Point Financial Corporation, as seller.
10.11*+	Master Repurchase Agreement, dated as of August 14, 2020, by and between Barclays Bank PLC, as purchaser and agent, and Home Point Financial Corporation, as seller.
10.12*+
Amended and Restated Credit Agreement, dated as of July 11, 2019, by and among Home Point Financial Corporation, as borrower, Home Point Capital Inc., as guarantor, Goldman Sachs Bank USA, as administrative agent, and the lenders party thereto.

10.12.1*+
First Amendment to Amended and Restated Credit Agreement, dated as of November 27, 2019, by and among Home Point Financial Corporation, as borrower, Home Point Capital Inc., as guarantor, Goldman Sachs Bank USA, as administrative agent, and the lenders party thereto.

10.12.2*+
Second Amendment to Amended and Restated Credit Agreement, dated as of August 5, 2020, by and among Home Point Financial Corporation, as borrower, Home Point Capital Inc., as guarantor, Goldman Sachs Bank USA, as administrative agent, and the lenders party thereto.

10.13*	Form of Stockholders Agreement.
10.14*†	Employment Agreement, dated March 31, 2015, by and between Home Point Capital Inc. and William A. Newman.
10.17*†	Home Point Capital LP 2015 Option Plan, dated as of March 31, 2015.
10.18*†	Amendment No. 1 to Home Point Capital LP 2015 Option Plan, dated January 31, 2020.
10.19*†	Form of Option Agreement under Home Point Capital LP 2015 Option Plan.
10.20*†	Form of the 2020 Incentive Plan.
21.1*	Subsidiaries of the Registrant.
23.1*	Consent of BDO USA, LLP.
23.2*	Consent of Simpson Thacher & Bartlett LLP (included as part of Exhibit 5.1).
24.1*	Power of Attorney (included on signature pages to this registration statement).
*	To be filed by amendment.
†	Compensatory arrangements for director(s) and/or executive officer(s).
+
Certain portions of this exhibit have been redacted pursuant to Item 601(b)(10)(iv) of Regulation S-K. The Company agrees to furnish supplementally an unredacted copy of the exhibit to the Securities and Exchange Commission upon its request.

(B)	Financial Statement Schedules.
None.
Item 17.	Undertakings.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:
(1)
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus as filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of   , State of   , on   , 2020.
Home Point Capital Inc.

By:
	Name:	William A. Newman
	Title:	President and Chief Executive Officer
POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below hereby constitutes and appoints William A. Newman, Maria N. Fregosi and Brian R. Ludtke and each of them, his or her true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange Commission any and all amendments (including post-effective amendments) to this registration statement together with all schedules and exhibits thereto and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration statement or any such amendment or any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and (iv) take any and all actions which may be necessary or appropriate in connection therewith, granting unto such agents, proxies and attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing necessary or appropriate to be done, as fully for all intents and purposes as he or she might or could do in person, hereby approving, ratifying and confirming all that such agents, proxies and attorneys-in-fact or any of their substitutes may lawfully do or cause to be done by virtue thereof.
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated and on    , 2020.
Signature	Capacity

President, Chief Executive Officer and Director (Principal Executive Officer)
William A. Newman

Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
Maria N. Fregosi

Director
Agha S. Khan

Director
Stephen A. Levey

Director
Eric L. Rosenzweig